saipem





Annual Report 2009

Mission

Pursuing the satisfaction of our clients in the energy industry, we tackle each challenge with safe, reliable and innovative solutions.
Our skilled and multi-local teams create sustainable growth for our company and the communities in which we operate

Our core values

Commitment to safety, integrity, openness, flexibility, integration, innovation, quality, competitiveness, teamwork, humility, internationalisation

Countries in which Saipem operates

EUROPE
Austria, Belgium, Bulgaria, Croatia, Cyprus, Denmark, France, Germany, Italy, Luxembourg, Malta, Netherlands, Norway, Portugal, Principality of Monaco, Romania, Spain, Sweden, Switzerland, Turkey, United Kingdom

AMERICAS
Argentina, Brazil, Canada, Colombia, Dominican Republic, Ecuador, Mexico, Peru, Trinidad & Tobago, United States, Venezuela

CIS
Azerbaijan, Kazakhstan, Russia, Ukraine

AFRICA
Algeria, Angola, Cameroon, Congo, Egypt, Equatorial Guinea, Gabon, Ivory Coast, Libya, Morocco, Nigeria, Tunisia

MIDDLE EAST
Iraq, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates, Yemen

FAR EAST AND OCEANIA
Australia, China, India, Indonesia, Japan, Malaysia, Pakistan, Singapore, South Korea, Tahiti, Taiwan, Thailand, Vietnam

saipem



Annual Report 2009

The forward-looking statements contained in this document are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the Company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the Company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

General Shareholders' Meeting of April 16 and 26, 2010

Notice of the Shareholders' Meeting was published in the daily newspapers Il Sole 24 Ore, Corriere della Sera and La Repubblica on March 16, 2010

82.4776

Saipem Group consolidated financial report



Marco Mangiagalli
Chairman



Pietro Franco Tali
Deputy Chairman and Chief Executive Officer (CEO)



Hugh James O'Donnell
Managing Director for Business Support and Transversal Activities (Deputy CEO)

Letter to the Shareholders

Dear Shareholders,

during 2009, the crisis spread from the financial sector to industry, causing a severe economic recession in the United States, Europe and, to a lesser extent, Asia. Hydrocarbon consumption fell significantly, causing a drop in investments by the Oil Industry that had negative repercussions on the Oil Services market. The sectors worst hit by the negative market conditions were those related to the development of marginal oil fields since, in conditions of weak demand and low prices, oil companies prefer to focus on investing in developing resources that have a medium/long-term production life. Your Company's industrial model, which combines technology, an advanced fleet of vessels and a long-standing local presence in the countries in which it operates, affords it a strong competitive edge for the execution of major projects in frontier areas.
Saipem's favourable competitive position in areas and sectors traditionally less exposed to the cyclical nature of the market enabled it to acquire new orders during 2009 in quantities sufficient to retain a high level of backlog, which at the end of 2009 was close to the record figures posted at year-end 2008.
The Saipem share grew by 101% in 2009, benefiting from the good level of order acquisitions as well as from the recovery of oil prices seen in the second half of the year, which raised hopes of an improvement on its way in conditions in the Oil Services market.

With regard to the results achieved by Your Company, it is important to bear in mind that while a fall in oil prices has an immediate impact on the income statements of oil companies, the impact on contractors like Saipem is delayed because of its backlog of orders. During 2009, Saipem in fact mainly executed contracts acquired in the previous two or three years, when market conditions were favourable.
The high quality of the order backlog and strong operating performance saw Saipem once again achieve record results, with revenues up by 2% compared with 2008, operating profit up 6.7% and adjusted net profit up by 1.1%.
Specifically, in the Offshore sector, revenues increased by 12.4% and operating profit by 15.2%, with activities concentrated in West Africa, Kazakhstan and the Mediterranean. In the Onshore sector, revenues fell by 9.3% and operating profit by 4.3%, due to the slippage of activities on the Manifa project in Saudi Arabia. In Onshore Drilling, revenues rose by 27.4%, due mainly to the start of operations of new rigs in South America and Ukraine, while operating profit fell by 20.3% due to a drop in utilisation rates and increased depreciation. Finally, in Offshore Drilling, revenues rose 19.9%, due in part to the expansion of the fleet, while operating profit rose 11.6%.



Jacques Yves Léost
Director;
Chairman of Saipem sa



Luca Anderlini
Director



Anna Maria Artoni
Director

The level of operational efficiency achieved once again placed your Company at the top of its industry, while the LTIFR (Lost Time Injury Frequency Rate) index, which provides a measure of safety performance, stood at 0.48 (against 0.5 in 2008).
The complex investment programme commenced in 2006 and designed to strengthen and expand our assets in the Offshore Construction and Drilling sectors continued in 2009, with a total outlay of €1,615 million. During the year, in the Drilling sector, construction work was completed on a jack-up due to operate under a long-term contract with Sonangol, as well as on ten onshore drilling rigs contracted to various Clients, mainly in Latin America.
Construction and completion works continued on three new vessels for ultra deep water drilling operations (two new semi-submersible drilling platforms and a new ultra-deep water drillship), which are due to be completed during the second half of 2010. Also, in the Offshore Construction sector, works continued on the realisation of a pipelayer and a field development ship, both equipped to carry out deepwater operations, and a new fabrication yard for large offshore structures. These works are expected to be completed in 2011. Finally, activities continued on the construction of a Diving Support Vessel, while work began on the conversion of an oil tanker into an FPSO vessel due to operate under a long-term contract for Eni.

Oil industry spending is expected to show signs of recovery in 2010, underpinning expectations of a gradual improvement in market prospects for the oil services industry, despite continued weakness in hydrocarbon demand in general and gas demand in particular, which will lead oil companies to delay the launch of large infrastructure projects.
Whilst in 2009, the oil services industry executed contracts largely acquired in previous years, when the market was particularly favourable, in 2010, volumes and margins are expected to be affected by the negative market conditions experienced in 2009.
Saipem's business model, which addresses a number of different market sectors, combined with its strong competitive position in frontier areas, which are traditionally less exposed to the cyclical nature of the market, have enabled the company to retain a high level of backlog.
The size and quality of the backlog and the strong operating performance on projects, underpin expectations for 2010 of again achieving largely positive results. Revenues are expected to remain at the record levels attained in 2009; the increase in EBITDA is expected to be sufficient to compensate the increase in depreciation resulting from new assets starting operations, and EBIT is envisaged to remain at the record level achieved in 2009.
Investments for 2010 are forecast to be in the region of €1.5 billion and will mainly be spent on



Pierantonio Nebuloni
Director



Salvatore Sardo
Director



Ian Wybrew-Bond
Director

completing the expansion of the Drilling fleet and further progress towards strengthening the Offshore asset base.
The start of operations of distinctive new assets in 2010 and 2011, coupled with a long-standing presence in geographical areas and sectors less exposed to the cyclical nature of the market, underpin expectations for a further significant strengthening of Saipem's competitive position in the medium-term.

March 10, 2010

On behalf of the Board of Directors

The Chairman
Marco Mangiagalli

The Deputy Chairman and Chief Executive Officer
Pietro Franco Tali

BOARD OF DIRECTORS
Chairman
Marco Mangiagalli
Deputy Chairman and Chief Executive Officer
Pietro Franco Tali
Managing Director for Business Support and Transversal Activities (Deputy CEO)
Hugh James O'Donnell
Directors
Jacques Yves Léost
Luca Anderlini
Anna Maria Artoni
Pierantonio Nebuloni
Salvatore Sardo
Ian Wybrew-Bond

BOARD OF STATUTORY AUDITORS
Chairman
Fabio Venegoni

Statutory Auditors
Fabrizio Gardi
Adriano Propersi

Alternate Statutory Auditors
Giulio Gamba
Alberto De Nigro

Independent Auditors
PricewaterhouseCoopers SpA

Saipem is a subsidiary of Eni SpA

Saipem Group structure
(subsidiaries)

82.4776



Saipem SpA
100.00%
Saipem International BV
100.00%
Snamprogetti Netherlands BV
1.00%
99.00%
Andromeda Consultoria Tecnica e Representações Ltda
100.00%
Sigurd Rück AG
100.00%
Saipem Holding France sas
Saipem Perfurações e Construções Petrolíferas Unipessoal Lda
100.00%
Saipem (Portugal) - Gestão de Participações SGPS SA
100.00%
100.00%
Saipem Asia Sdn Bhd
Snamprogetti France sarl
100.00%
100.00%
Snamprogetti Ltd
31.45%
Saipem (Portugal) Comércio Marítimo Sociedade Unipessoal Lda
100.00%
Petrex SA
100.00%
68.55%
PT Saipem Indonesia
Snamprogetti Romania Srl
99.00%
99.00%
Snamprogetti Lummus Gas Ltd
1.00%
20.00%
80.00%
Star Gulf Free Zone Co
Saipem Mediterran Usluge doo
100.00%
100.00%
Snamprogetti Engineering BV
Varisal - Serviços de Consultadoria e Marketing Unipessoal Lda
100.00%
Saudi Arabian Saipem Ltd
60.00%
95.00%
Snamprogetti Saudi Arabia Co Ltd Llc
5.00%
Saipem Luxembourg SA
100.00%
Saipem Contracting (Nigeria) Ltd
97.94%
100.00%
Sonsub AS
50.00%
Saipem Drilling Co Pvt Ltd
50.00%
1.00%
Saipem Ukraine Llc
99.00%
100.00%
Sonsub International Pty Ltd
Saipem (Nigeria) Ltd
89.41%
41.94%
Saipem (Malaysia) Sdn Bhd
North Caspian Service Co Llp
100.00%
50.00%
Ersai Caspian Contractor Llc
Moss Maritime AS
100.00%
100.00%
Global Petroprojects Services AG
Katran-K Llc
100.00%
100.00%
Snamprogetti Canada Inc
Saipem UK Ltd
100.00%
100.00%
ERS Equipment Rental & Services BV
100.00%
European Maritime Commerce BV
0.02%
Saipem Qatar Llc
49.00%
99.98%
Saipem Services sa
Saipem America Inc
100.00%
99.92%
Saipem Misr for Petroleum Services (S.A.E.)
0.04%
0.04%
Saipem (Beijing) Technical Services Co Ltd
100.00%
100.00%
Saipem Maritime Asset Management Luxembourg Sarl


99.90%
Snamprogetti Chiyoda sas di Saipem SpA
100.00%
Saipem sa
100.00%
Saipem Discoverer Invest Sarl
100.00%
Intermare Sarda SpA
100.00%
Saipem Energy Services SpA
100.00%
Saipem do Brasil Serviçōs de Petroleo Ltda
100.00%
Servizi Energia Italia SpA
70.00%
Petromar Lda
100.00%
Saipem Singapore Pte Ltd
SAS Port de Tanger Unipersonelle
100.00%
99.99%
Boscongo sa
100.00%
Entreprise Nouvelle Marcellin sa
0.10%
Société de Construction d'Oleoducts Snc
99.90%
100.00%
BOS Investment Ltd
100.00%
Saimexicana SA de Cv
Sofresid sa
100.00%
100.00%
BOS-UIE Ltd
100.00%
Saipem Services México SA de Cv
99.99%
Sofresid Engineering sa
100.00%
Saipem India Project Ltd
100.00%
Saigut SA de Cv
100.00%
Saipem Contracting Algerie SpA

The diagram only includes Saipem subsidiaries operative in 2009


eni
saipem

Directors' report

Saipem SpA share performance

On December 31, 2009, the trading price of Saipem's ordinary shares on the Milan Stock Exchange stood at €24.02, representing an increase of 101.5% compared to the closing price of €11.92 recorded at the end of 2008. During the same period, the FTSE MIB (the benchmark stock market index for the Italian stock exchange, consisting of the 40 most-traded stock classes on the exchange) climbed 19.5%.

The financial crisis, which already hit the markets hard in the second half of 2008, coupled with sharp fluctuations in oil prices, reinforced expectations of an economic slowdown and a subsequent fall in the demand for oil services. This had a negative effect during the first quarter of 2009 on share prices in the oil services sector as a whole as well as on the Saipem share price, which dropped to its lowest point of the year of €10.78 at the end of January. Starting from the second quarter of the year, in conjunction with a stabilisation in market conditions and an upturn in oil prices, the Saipem share began a period of almost uninterrupted growth, climbing to its 2009 peak of €24.23 during the last trading session of the year but two, thus recovering the ground lost following the financial crisis and returning to the levels recorded in September 2008.

During the year, Saipem the share outperformed the FTSE/MIB index by over 80%, making it the fifth best performing stock in the index.

The company's market capitalisation at the end of the year was back up over the €10 billion mark after having dropped to €5.3 billion at year end 2008. At December 31, 2009, Saipem ranked 11th in Italy in terms of market capitalisation.

Share liquidity was slightly lower than in 2008, with an average number of shares traded daily of 3.5 million (3.8 million in 2008). Shares traded during the year totalled almost 900 million, while the total trade value amounted to over €15 billion (€22 billion in 2008), equal to a daily average of €60 million.

Stock exchange data and indices		Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	**Dec. 31, 2009**
Share capital	(€)	441,410,900	441,410,900	441,410,900	441,410,900	**441,410,900**
Ordinary shares		441,239,414	441,251,799	441,251,800	441,262,713	**441,265,604**
Savings shares		171,486	159,101	159,100	148,187	**145,296**
Market capitalisation	(€ million)	6,087	8,699	12,051	5,262	**10,603**
Gross dividend per share:						
- ordinary shares	(€)	0.19	0.29	0.44	0.55	**0.55** (1)
- savings shares	(€)	0.22	0.32	0.47	0.58	**0.58** (1)
Price/earning ratio per share: (2)						
- ordinary shares		23.87	22.65	13.77	5.75	**14.48**
- savings shares		25.97	22.55	14.38	8.12	**14.48**
Price/cash flow ratio per share: (2)						
- ordinary shares		13.41	14.17	10.42	4.15	**9.05**
- savings shares		14.58	14.11	10.88	5.86	**9.05**
Price/adjusted earning ratio per share:						
- ordinary shares		23.87	22.65	20.74	7.26	**14.48**
- savings shares		25.97	22.55	21.65	10.25	**14.48**
Price/adjusted cash flow ratio per share:						
- ordinary shares		13.41	14.17	13.98	4.88	**9.05**
- savings shares		14.58	14.11	14.59	6.89	**9.05**

(1) To be approved by the Shareholders' Meeting to be held on April 16 and April 26, 2010, at first and second call, respectively.
(2) Figures pertain to the consolidated financial statements.

On May 21, 2009, a dividend of €0.55 per ordinary share was distributed to shareholders, an increase in excess of 25% compared to the previous year (€0.44 per share).

The price of savings shares in circulation (145,296), convertible at par with ordinary shares, also recorded a positive performance in 2009 (although not as good as ordinary shares), closing the year up 43% to €24.02 (from €16.82 at year end 2008). Volumes traded were minimal.

Finally, the dividend distributed on savings shares was €0.58 per share (€0.47 in the previous year).

Share prices on the Milan Stock Exchange (€)	2005	2006	2007	2008	2009
Ordinary shares:					
- maximum	14.34	21.14	31.56	30.44	**24.23**
- minimum	8.69	13.79	18.32	10.29	**10.78**
- average	11.40	17.85	24.72	23.19	**17.51**
- year-end	13.79	19.71	27.30	11.92	**24.02**
Savings shares:					
- maximum	15.52	21.50	41.50	30.05	**24.02**
- minimum	8.74	14.42	19.10	16.82	**14.85**
- average	11.95	18.24	26.97	26.43	**18.54**
- year-end	15.00	19.62	28.50	16.82	**24.02**

Saipem and FTSE MIB - Average monthly prices January 2005-March 2010


Price in euro of Saipem shares
FTSE MIB value
2005
2006
2007
2008
2009
2010
33.00
29.50
26.00
22.50
19.00
15.50
12.00
8.50
5.00
48,000
43,500
39,000
34,500
30,000
25,500
21,000
16,500
12,000
1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3
Saipem
FTSE MIB

Glossary

FINANCIAL TERMS

IFRS (International Financial Reporting Standards): accounting standards issued by the IASB (International Accounting Standards Board) and adopted by the European Commission. They comprise: International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) and the Standing Interpretations Committee (SIC) adopted by IASB. The denomination International Financial Reporting Standards (IFRS) has been adopted by IASB and applies to standards issued after May 2003. Standards issued before May 2003 have maintained the denomination IAS.

Leverage: a measure of a company's level of indebtedness, calculated as the ratio between net borrowings and shareholders' equity including minority interest.

ROACE: Return On Average Capital Employed is calculated as the ratio between adjusted net profit before minority interest, plus net finance charges on net borrowings, less the related tax effect and net average capital employed.

OPERATIONAL TERMS

Buckle detection: system that utilises electromagnetic waves during pipelaying to signal collapse of or deformations to pipeline laid.

Bundles: bundles of cables.

Commissioning: series of processes and procedures undertaken in order to start operations of a gas pipeline, associated plants and equipment.

Concrete coating: subsea pipelines are coated with reinforced concrete so as to ballast and protect them from damage and corrosion.

Conventional waters: depth of up to 500 metres.

Deck: area of a vessel or platform where work equipment is located: process plant and equipment, accommodation modules and drilling units.

Decommissioning: undertaken in order to end operations of a gas pipeline, associated plant and equipment. It may occur at the end of the life of the plant, following an accident, for technical or financial reasons, and/or on environmental or safety grounds.

Deep waters: depths of over 500 metres.

Drillship: vessel equipped with self-propulsion system, capable of carrying out drilling operations in deep waters.

Dynamic Positioned Heavy Lifting Vessel: vessel equipped with a heavy-lift crane, capable of holding a precise position through the use of thrusters, thereby counteracting the force of the wind, sea, current, etc.

EPC: type of contract typical of the Onshore construction sector, comprising the provision of engineering services, procurement of materials and construction. The term 'turnkey' indicates that the system is delivered to the client ready for operations, i.e. already commissioned.

EPIC (Engineering, Procurement, Installation, Construction): type of contract typical of the Offshore construction sector, which relates to the realisation of a complex project where the global or main contractor (usually a construction company or a consortium) provides the engineering services, procurement of materials, construction of the system and its infrastructure, transport to site, installation and commissioning/preparatory activities to the start-up of operations.

Facilities: auxiliary services, structures and installations required to support the main systems.

FDS (Field Development Ship): dynamically-positioned multipurpose crane and pipelay vessel.

Flare: tall metal structure used to burn off gas produced by the oil/gas separation in oil fields, when it is not possible to utilise it onsite or ship it elsewhere.

Floatover: type of module installation on offshore platforms that does not require lifting operations. A specialised vessel transporting the module uses a ballast system to position itself directly above the location where the module is to be installed; it then proceeds to de-ballast and lower the module into place. Once this has been completed the vessel backs off and the module is secured to the support structure.

FPSO vessel: Floating Production, Storage and Offloading system comprising a large tanker equipped with a high-capacity production facility. This system, moored at the bow to maintain a geo-stationary position, is effectively a temporarily fixed platform that uses risers to connect the subsea wellheads to the on-board processing, storage and offloading systems.

Hydrocracking (plant): installation for process separation of large oil molecules.

Hydrotesting: operation involving high pressure (higher than operating pressure) water being pumped into a pipeline to ensure that it is devoid of defects.

Hydrotreating: refining process aimed at improving the characteristics of oil fractions.

Jacket: platform underside structure fixed to the seabed using piles.

Jack-up: mobile self-lifting unit comprising a hull and retractable legs, used for offshore drilling operations.

J-laying: method of pipelaying that utilises an almost vertical launch ramp, making the pipe configuration resemble the letter 'J'. This configuration is suited to deep-water pipe laying.

Leased FPSO: FPSO vessel for which a lease contract is in place between a client/lessee (i.e. an oil company) and a contractor/lessor, whereby the lessee makes lease payments to the lessor for use of the vessel for a specific period of time. At the end of the lease term, the lessee has the option to purchase the FPSO.

LNG: Liquefied Natural Gas is obtained by cooling natural gas to minus 160 °C at normal pressure. The gas is liquefied to facilitate its transportation from the place of extraction to that of processing and/or utilisation. A tonne of LNG equates to 1,500 cubic metres of gas.

LPG: Liquefied Petroleum Gases. Produced in refineries through the fractionation of crude oil and subsequent processes, liquid petroleum gases exist in a gaseous state at ambient temperatures and atmospheric pressure, but change to a liquid state under moderate pressure at ambient temperatures, thus enabling large quantities to be stored in easy to handle metal pressure vessels.

LTI (Lost Time Injury): an LTI is any work-related injury that renders the injured person temporarily unable to perform any regular job or restricted work on any day/shift after the day or shift on which the injury occurred.

Midstream: sector comprising all those activities relating to the construction and management of the oil transport infrastructure.

Moon pool: opening in the hull of a drillship to allow for the passage of operational equipment.

Mooring buoy: offshore mooring system.

Offshore/Onshore: the term offshore indicates a portion of open sea and, by extension, the activities carried out in such area, while onshore refers to land operations.

Pig: piece of equipment used to internally clean, scrape and survey a pipeline.

Piggy backed pipeline: small-diameter pipeline, fixed to a larger pipeline, used to transport a product other than that of the main line.

Pile: long and heavy steel pylon driven into the seabed; a system of piles is used as the foundation for anchoring a fixed platform or other offshore structures.

Pipe-in-pipe: subsea pipeline system comprising two coaxial pipes, used to transport hot fluids (oil & gas). The inner pipe transports the fluid whereas the outer pipe carries the insulating material necessary to reduce heat loss to the sea. The outer pipe also protects the pipeline from water pressure.

Pipelayer: vessel used for subsea pipe laying.

Piping and Instrumentation Diagram (P&ID): diagram showing all plant equipment, piping and instrumentation with associated shutdown and safety valves.

Pre-commissioning: comprises pipeline cleaning out and drying.

Pre-drilling template: support structure for a drilling platform.

Pulling: minor operations on oil wells due to maintenance or marginal replacements.

Rig: drilling installation comprising the derrick, the drill deck, which supports the derrick, and ancillary installations that enable the descent, ascent and rotation of the drill unit as well as mud extraction.

Riser: manifold connecting the subsea wellhead to the surface.

ROV (Remotely Operated Vehicle): unmanned vehicle, piloted and powered via umbilical, used for subsea surveys and operations.

S-laying: method of pipelaying that utilises the elastic properties afforded by steel, making the pipe configuration resemble the letter 'S', with one end on the seabed and the other under tension onboard the ship. This configuration is suited to medium to shallow-water pipelaying.

Slug catcher: equipment for the purification of gas.

Sour water: water containing dissolved pollutants.

Spar: floating production system, anchored to the seabed by means of a semi-rigid mooring system, comprising a vertical cylindrical hull supporting the platform structure.

Spare capacity: ratio between production and production capacity, i.e. the quantity of oil in excess of demand.

Spool: connection between a subsea pipeline and the platform riser, or between the terminations of two pipelines.

Stripping: process through which volatile compounds are removed from the liquid solution or the solid mass in which they have been diluted.

SURF (Subsea, umbilicals, risers, flowlines) facilities: pipelines and equipment connecting the well or subsea system to a floating unit.

Template: rigid and modular subsea structure where the oilfield well-heads are located.

Tender assisted drilling unit: offshore platform complete with drilling tower, connected to a drilling support tender vessel housing all necessary ancillary infrastructure.

Tendons: pulling cables used on tension leg platforms used to ensure platform stability during operations.

Tension Leg Platform (TLP): fixed-type floating platform held in position by a system of tendons and anchored to ballast caissons located on the seabed. These platforms are used in ultra deep waters.

Tie-in: connection between a production line and a subsea wellhead or simply a connection between two pipeline sections.

Topside: portion of platform above the jacket.

Trenching: burying of offshore or onshore pipelines.

Trunkline: oil pipeline connecting large storage facilities to the production facilities, refineries and/or onshore terminals.

Umbilical: flexible connecting sheath, containing flexible pipes and cables.

Upstream/Downstream: the term upstream relates to exploration and production operations. The term downstream relates to all those operations that follow exploration and production operations in the oil sector.

Vacuum: second stage of oil distillation.

Wellhead: fixed structure separating the well from the outside environment.

Workover: major maintenance operation on a well or replacement of subsea equipment used to transport the oil to the surface.



Operating review

NEW CONTRACTS AND BACKLOG

Saipem Group - New contracts awarded as at December 31 (€ million)	2008		2009	
	Amount	%	Amount	%
Saipem SpA	5,935	43	**4,045**	**41**
Group companies	7,925	57	**5,872**	**59**
Total	**13,860**	**100**	**9,917**	**100**
Offshore	4,381	32	**5,089**	**51**
Onshore	7,522	54	**3,665**	**37**
Offshore Drilling	760	5	**585**	**6**
Onshore Drilling	1,197	9	**578**	**6**
Total	**13,860**	**100**	**9,917**	**100**
Italy	831	6	**2,081**	**21**
Abroad	13,029	94	**7,836**	**79**
Total	**13,860**	**100**	**9,917**	**100**
Eni Group	540	4	**3,147**	**32**
Third parties	13,320	96	**6,770**	**68**
Total	**13,860**	**100**	**9,917**	**100**

New contracts by geographical area
(€ million)







- 2,081 Italy
- 946 Rest of Europe
- 1,732 Russia*
- 38 Saudi Arabia
- 1,338 Rest of Asia
- 2,397 North Africa
- 1,261 West Africa
- 124 Americas

(*) Russia includes Kazakhstan and Azerbaijan.

Backlog by geographical area
(€ million)



- 1,341 Italy
- 2,468 Rest of Europe
- 1,055 Russia*
- 1,485 Saudi Arabia
- 1,915 Rest of Asia
- 5,573 North Africa
- 2,885 West Africa
- 2,008 Americas

(*) Russia includes Kazakhstan and Azerbaijan.

New contracts awarded to the Saipem Group in 2009, less contracts amounts already included in the backlog, amounted to €9,917 million (€13,860 million in 2008). 51% of all contracts awarded were in the Offshore sector, 37% in the Onshore sector, 6% in the Offshore Drilling sector and 6% in the Onshore Drilling sector. New contracts to be carried out abroad made up 79% and contracts awarded by Eni Group companies 32% of the overall figure. Orders awarded to the Parent Company Saipem SpA amounted to 41% of the overall total.

The backlog of the Saipem Group as at December 31, 2009 stood at €18,730 million.
The breakdown of the backlog by sector is as follows: 43% in the Onshore sector, 29% in the Offshore sector, 20% in Offshore Drilling and 8% in the Onshore Drilling sector.
93% of all orders are with overseas clients, while orders from Eni Group companies represented 22% of the overall backlog. The Parent Company, Saipem SpA, accounted for 51% of the total order backlog.

Saipem Group - Backlog as at December 31

(€ million)	2008		2009	
	Amount	%	Amount	%
Saipem SpA	9,453	49	**9,574**	**51**
Group companies	9,652	51	**9,156**	**49**
Total	**19,105**	**100**	**18,730**	**100**
Offshore	4,682	24	**5,430**	**29**
Onshore	9,201	48	**8,035**	**43**
Offshore Drilling	3,759	20	**3,778**	**20**
Onshore Drilling	1,463	8	**1,487**	**8**
Total	**19,105**	**100**	**18,730**	**100**
Italy	435	2	**1,341**	**7**
Abroad	18,670	98	**17,389**	**93**
Total	**19,105**	**100**	**18,730**	**100**
Eni Group	2,548	13	**4,103**	**22**
Third parties	16,557	87	**14,627**	**78**
Total	**19,105**	**100**	**18,730**	**100**

CAPITAL EXPENDITURE

Capital expenditure in 2009 amounted to €1,615 million (€2,044 million in 2008) and can be broken down as follows:
- €697 million in the Offshore sector relating mainly to the construction and completion of a new pipe lay vessel and a deepwater field development ship, the conversion of an oil tanker into an FPSO unit, the construction of a new fabrication yard in Indonesia, and maintenance and upgrading of the existing asset base;
- €690 million in the Offshore Drilling sector, relating mainly to completion works on two semi-submersible rigs, a new ultra-deepwater drillship and a jack-up, in addition to maintenance and upgrading of the existing asset base;
- €200 million in the Onshore Drilling sector relating mainly to the upgrading and expansion of the fleet;
- €28 million in the Onshore sector for maintenance and upgrading of the existing asset base.

The following table provides a breakdown of capital expenditure:

Capital expenditure (€ million)	2008	2009
Saipem SpA	219	**192**
Other Group companies	1,825	**1,423**
Total	**2,044**	**1,615**
Offshore	763	**697**
Onshore	60	**28**
Offshore Drilling	796	**690**
Onshore Drilling	425	**200**
Total	**2,044**	**1,615**

Details of capital expenditure for the individual business units are provided in the following paragraphs.

OFFSHORE


SAIPEM 7000

General overview

The Saipem Group possesses a strong, technologically advanced and highly-versatile fleet and world class engineering and project management expertise. These unique capabilities and competences, together with a long-standing presence in strategic frontier markets represent an industrial model that is particularly well suited to EPIC (Engineering, Procurement, Installation and Construction) projects.

The Group boasts a fleet of semi-submersible vessels equipped with state-of-the-art technologies, including the Saipem 7000, equipped with a dynamic positioning system, 14,000-tonne lifting capacity and capability to lay subsea pipelines in ultra-deep waters using the 'J-lay' system, which can handle a suspended load of up to 1,450 tonnes during pipelay operations. Other vessels include the Castoro Sei, capable of laying large diameter subsea pipelines, the Field Development Ship (FDS), a special purpose vessel used in the development of deep-water fields, equipped with a dynamic positioning system, a 600-tonne lifting capacity crane and a vertical pipelaying system capable of operating in water depths of up to 2,000 metres, and the Saipem 3000, capable of laying flexible pipelines and installing umbilicals and mooring systems in deep

waters and installing subsea structures of up to 2,200 tonnes.
Saipem also enjoys a strong position in the subsea market, thanks to its use of highly sophisticated technologies, such as subsea ROVs (Remotely Operated Vehicles) and specially-equipped robots capable of carrying out complex deep-water pipeline operations. Furthermore, Saipem's strengthening of its design expertise in the floating production sector and its ability to manage turnkey projects have enabled the Group to successfully market itself as an operator in the Leased FPSO sector, with a fleet comprising the Cidade de Vitoria and the Gimboa.

Market conditions

The Offshore sector was affected during 2009 by the downturn in investments caused by the financial crisis which hit the global economy starting from the second half of 2008. The fall in activities was mainly connected with longer contract award times and the postponement of projects whose profitability was thrown into doubt by the slump in oil prices. Worst hit by the crisis were fast-track projects.
The restriction on credit had a negative impact on smaller, independent operators encumbered by heavy debts and on contractors building on a speculative basis that entered the offshore market in the hope of taking advantage of the industry's boom period, particularly in the FPSO sector.
The decrease in activities was followed by a slight drop in the cost of offshore services which, while remaining relatively small for installation vessels and subsea services, was more significant for yard activities.
As a result, a number of offshore projects – particular the more costly projects in Brazil and West Africa – became profitable again, even with oil prices at $70-75 a barrel. This should allow a large number of projects that were put on hold during the crisis to be resumed.

2009 FPSO installations worldwide fell sharply, in part because the levels of activity seen in 2008 had been exceptionally high, and in part because the crisis led to the cancellation – even at an advanced stage of development – of projects undertaken on a speculative basis by companies subsequently hit by financial problems.
The crisis caused an unprecedented drop in orders, which in the second half of 2008 and the first half of 2009 were zero. The backlog of orders for the entire floating platform sector at year end included 23 FPSO under construction (of which 17 conversions and 6 new), approximately 50% down on the record levels seen in 2007.
Contract awards began to pick towards the end of 2009 in Asia, Brazil and Italy, where Saipem won the contract for the conversion and operation of the FPSO Aquila. Expectations are for a recovery, albeit gradually, with the situation in Brazil and West Africa looking particularly promising.

Subsea installation activities continued at steady levels during the year. In the North Sea, demand was strong for subsea tiebacks to existing fixed and floating structures in shallow water, while installation activity in deep waters increased in Brazil and the Gulf of Mexico.
However, this sector too was affected by the crisis, which led to a worldwide decline in orders.
In particular, there was a downturn in West Africa, where the market for SURF (Subsea, Umbilicals, Risers and Flowlines) projects would appear to have entered a period of stagnation, following years of strong growth.
In Brazil, on the other hand, business is being driven by the new developments in the pre-salt area and is continuing to grow, representing a favourable exception to the general decline.
These signs of weakness, coupled with the downturn in the small diameter segment, are expected to have a short-term impact on activities in the SURF segment, but the market's fundamental indicators remain very good.

The fixed platform sector saw high levels of activity, with growth recorded against 2008 levels in both the smaller structures segment (topside weighing less than 1,000 tons) as well as in the market for heavier structures. The outlook for the sector meanwhile is even more promising.

Activity in the large diameter pipeline sector continued to remain at the low levels recorded in previous years, although a recovery is expected in 2010, driven in part by the Nord Stream project.

New contracts

The most significant contracts awarded to the Saipem Group during the year were:
- for Eni, a contract for the conversion and operation of an FPSO vessel (Floating Production Storage and Offloading). The contract encompasses the conversion of an oil tanker into a FPSO vessel, which

will be installed and operated by Saipem. Production activities will start in the fourth quarter of 2011. The contract will be for a total period of 20 years;
- for Agip KCO, the Hook-Up and Commissioning project in Kazakhstan as part of the Kashagan field development experimental programme, comprising hook-up and commissioning of offshore facilities and pre-fabrication and completion of modules at the Kuryk yard in Kazakhstan. The contract was awarded in partnership with Aker Solutions;
- for Esso Exploration Angola (Block 15) Ltd, the contract for the development of the Kizomba Satellites Epc3 Tiebacks project, involving the Kizomba Satellites fields in Block 15 offshore Angola. The scope of work comprises engineering, construction, transport and installation of tiebacks, umbilicals, risers and subsea systems connecting the Mavacola and Clochas fields to the existing Kizomba A and B FPSOs;
- for Nord Stream AG, increases in contractual workscope relating to shore approach works in Germany and Russia;
- for Esso Highlands Ltd, an ExxonMobil company, the contract for the PNG LNG Offshore Pipeline Project EPC2 in Papua New Guinea. The scope of work consists of the engineering, transportation and installation of a 407-kilometre long 34" gas sealine, which will connect the Omati River landfall point, on the southern coast of Papua New Guinea, to the onshore point located near the capital Port Moresby, on the southeastern coast of the country, where a new LNG plant will be located;
- for Premier Oil Natuna Sea BV, the EPIC project in Gajah Baru, in the West Natuna Sea offshore Indonesia, comprising engineering, procurement, installation of two platforms, in addition to a connecting bridge and a subsea gas export pipeline. One of the platforms will be installed using the float-over method. The contract was awarded to a consortium with PT SMOE Indonesia, of which Saipem is the leader;
- for Shell Nigeria Exploration and Production Co Ltd (SNEPCo), the contract for the subsea development of the Bonga North-West field, offshore Nigeria. The contract encompasses engineering, procurement, fabrication, installation and pre-commissioning services for production pipe-in-pipe flowlines, water injection flowlines as well as related production facilities;
- for PTSC Mechanical and Construction, the Chim Sao Platform and Pipelines Project in Vietnam. The contract encompasses the transportation and installation of one wellhead platform and of subsea pipelines, umbilical and PLEMs (pipelines end manifolds), in addition to the detailed engineering for infield pipelines;
- for Eni, in Italy, a turnkey contract for works to be carried out in the Mediterranean Sea.

Capital expenditure

The most significant investments in this sector included:
- the continuation of investment in a new pipelayer, CastorOne, equipped with dynamic positioning, designed for laying large diameter pipes in arctic conditions/deep waters;
- the continuation of investments for the construction of the new Saipem FDS 2 deepwater field development ship;
- the purchase of the lay barge Acergy Piper, which has been renamed Saipem Castoro Sette;
- the continuation of construction works on a new diving support vessel;
- the beginning of the conversion of an oil tanker into an FPSO vessel;
- the continuation for Agip KCO of the programme for the development of the Kashagan field in Kazakhstan;
- the continuation of investments for the construction of a new fabrication yard in Indonesia;
- strengthening of the operating bases/yards in West Africa and Saudi Arabia;
- upgrading and integration works on the fleet's main vessels.

Work performed

Activities carried out in 2009 consisted of the laying of approximately 1,000 km of pipelines and the installation of 62,333 tonnes of plant and equipment. The main projects were as follows.

In the northern Adriatic, various facilities were installed as part of 2009 offshore works relating to the **Framework Agreement** signed during the year with InAgip doo and Eni Exploration & Production.
Also in the Adriatic, activities were completed in connection with the **Adriatic LNG** project for Terminale GNL Adriatico. The project encompassed the laying of a gas pipeline at Porto Levante, connecting a regasification plant to the national grid, in addition to the laying of fibre optic cables linking the regasification plant to onshore facilities. Installation works were carried out by the S355.

In the Mediterranean Sea, Saipem also carried out the following works:
- testing and pre-commissioning was completed on the EPIC project **Medgaz**, for Medgaz, which encompassed the installation of a subsea pipeline system for the transportation of natural gas from Algeria to Spain across the Mediterranean Sea. The works were carried out using the semi-submersible, self-propelled, pipelay vessel S7000, the semi-submersible pipelay vessel Castoro Sei and the pipelay vessel Crawler;
- the pipelaying activities were completed on the **Maamoura** project, for Eni Tunisia BV, as part of an EPIC contract which encompassed project management, engineering, procurement, fabrication and installation of a platform and the laying of two pipelines. The operations were carried out utilising the pipelay vessel Crawler and the Diving Support Vessel Bar Protector;
- laying, post-trenching and testing activities were completed on the **Balearic** project, for Enagas SA, in Spain, which encompassed project management, engineering, transport and installation of two gas pipelines, connecting mainland Spain to Ibiza and Ibiza to Mallorca. The works were carried out using the semi-submersible pipelay vessel Castoro Sei and the pipelay vessel Crawler;
- installation activities were completed on the EPIC **Sequoia** project, in Egypt, for Burullus Gas Co, which encompassed engineering, procurement, installation and commissioning of the subsea development system for the Sequoia field and of a new gas export pipeline;
- the installation of a platform jacket was completed on the **Baraka** project, for Eni Tunisia BV, as part of an EPIC contract which encompasses project management, engineering, procurement, fabrication and installation of a platform;
- offshore repair activities were carried out for TMPC (Transmediterranean Pipeline Co) on two of the four pipelines transporting Algerian gas from Tunisia to Sicily (Transmed Pipelines). The work was carried out utilising the Castoro Sette.

In Saudi Arabia, following the signing of a **Long-Term Agreement** with Saudi Aramco for the engineering, procurement, fabrication, transport and installation of structures, platforms and pipelines offshore Saudi Arabia, works were completed on the construction of a new fabrication yard at Dammam, where construction works on platforms which will be installed in the next few years are currently being finished. Engineering and preparatory activities for the installation of a gas pipeline and various flowlines were also carried out.

In the Far East, Saipem carried out the following projects:
- pipelaying works were completed on the **Ledong** project, for COOEC, which encompassed the transportation and installation of a jacket in the Ledong field in China. Operations were carried out utilising the semi-submersible pipelay vessel Semac 1;
- activities were completed on the **North Belut** project, for ConocoPhillips, in Indonesia, which comprised engineering, procurement, transport and installation of topsides for a process platform. The platform, which was the heaviest ever installed in Indonesian waters, was installed using the floatover positioning system;
- works were completed on the **Bohai Bay Development** project, for COOEC, in China, which encompassed engineering, project management and installation of nine sealines and a pipe-in-pipe in the bay of Bohai;
- offshore works were completed on the **Pearl** project, for PTSC, in Vietnam, which encompassed engineering and installation of a platform and two pipelines;
- engineering, procurement and construction activities are underway for Premier Oil Natuna Sea BV, on the EPIC project, **Gajah Baru**, in the West Natuna Sea offshore Indonesia, which encompasses engineering, procurement and installation of two platforms, in addition to a connecting bridge and a subsea gas export pipeline. One of the platforms will be installed using the float-over method;
- engineering and project management activities are underway on the **Premier Oil Block 12 Development**, for PTSC, in Vietnam, which comprises engineering, project management, transport and installation of a platform, five pipelines and an umbilical.

In Australia, installation works using the pipelay vessel Castoro Otto were completed on the EPIC-type **Blacktip** project, for Eni Australia Ltd, which comprised engineering, procurement, construction, installation and commissioning of a production platform and associated subsea pipeline system for transporting oil & gas to an onshore terminal.

In West Africa, Saipem carried out the following works:
- the EPIC contract **AKPO**, for Total Upstream Nigeria Ltd, in Nigeria, was completed. The project encompassed engineering, procurement,

construction, installation and commissioning of subsea pipelines, umbilicals and risers, as well as the construction of an oil offloading system, the installation of an FPSO mooring system and the laying of a gas pipeline between the FPSO and the Amenam AMP2 platform. Completion of the pipelines and the installation of risers and spools was carried out using the Saipem FDS;
- the EPIC project **Awa Paloukou**, for Eni Congo SA, in Congo, was completed. The project encompassed engineering, procurement, transport, installation, hook-up and pre-commissioning of a platform, as well as the laying of an interconnecting pipeline linking the platform to the Djeno terminal. Pipelaying operations were carried out by the derrick lay barge Castoro II;
- the installation of subsea facilities continued on the **Block 17** EPIC contract, in Angola, for Total E&P Angola, which involves exporting gas from Block 17 for injection into two depleted oil reservoirs located offshore Angola. The contract includes engineering, procurement, fabrication, transportation and installation of a new gas injection platform;
- offshore works utilising the work barge Saibos 230 and the self-propelled derrick crane vessel Saipem 3000 were completed on the EPIC-type **FARM** project, for Cabinda Gulf Oil Co Ltd, in Angola, which comprises the construction of 10 flare stacks and modifications to the gas combustion and discharge systems for 14 platforms in Block 0, which are located off the coast of Cabinda province;
- work was completed on the **Malongo Oil Export** project, for Cabinda Gulf Oil Co Ltd, in Angola. The project encompassed project management, engineering, transport and installation of a pipeline;
- installation activities are underway on the EPIC-type **Olowi** project, for CNR International (Olowi), for the development of the Olowi field in Gabon, comprising engineering, procurement, construction and installation of three wellhead towers, three platforms and associated umbilicals. Installation of the first platform was carried out by the derrick lay barge Castoro II;
- activities continued on the EPIC type **Usan** project, for Elf Petroleum Nigeria (Total), relating to the subsea development of the Usan deepwater field, located approximately 160 km south of Port Harcourt in Nigeria. The contract encompasses the engineering, procurement, fabrication, installation and assistance to commissioning and start-up for subsea umbilicals, flowlines and risers connecting the 42 subsea wells to the FPSO system, as well as the construction of the oil loading terminal, consisting of an offloading buoy and two offloading lines, and part of the FPSO anchoring system;
- engineering, procurement and fabrication activities are underway on the EPIC-type **SCP (Single Central Platform)** contract, for Total E&P Angola, which encompasses the construction and commissioning of a platform in Block 2, in Angola;
- work is underway on the EPIC-type project, **Libondo Platform LB1 and associated pipelines**, for Total E&P Congo, in Congo, which encompasses engineering, procurement, construction and installation of two subsea pipelines, two subsea cables and the installation of a platform.

In the North Sea, pipelaying activities using the Castoro Sei and other support vessels were completed on the **Gjoa Development** project, for Statoil Hydro Petroleum AS, which encompassed the installation of one oil pipeline and one gas pipeline.

In addition, preparatory and vessel completion activities continued on the **Nord Stream** project, for Nord Stream AG (an international joint venture formed by Gazprom, BASF/Wintershall, E.ON Ruhrgas and NV Nederlandse Gasunie). The contract involves the laying of a gas pipeline composed of two parallel pipes that will link Vyborg in Russia with Greifswald in Germany across the Baltic Sea.

Also in the North Sea, Saipem carried out the following operations using the Saipem 7000:
- the **Frigg and MCP-01 Decommissioning** project for AKOP (Aker Kvaerner Offshore Partners) was completed. The project comprised the removal and transportation of a jacket and seven platforms from the Frigg and MCP-01 gas fields situated in British and Norwegian waters;
- the **Ormen Lange** project, for Statoil Hydro Petroleum AS was completed. The project encompassed the installation of a template (Template D) and other subsea facilities in the Ormen Lange Southern field, in Norway;
- a part of the structures were installed on the **Valhall** project, for Statoil Hydro Petroleum AS, which comprises the transportation and installation of five interconnecting bridges and two wellhead towers for the Valhall field in Norway;
- the jacket and piles were installed on the **Buzzard Enhancement** project, for Nexen Petroleum UK, which encompasses the installation of a jacket, piles and a bridge in British waters in the North Sea.

Activities continued on the **Underwater Service Contract Long Term Agreement**, in Azerbaijan, for BP Exploration (Caspian Sea) Ltd, comprising subsea inspection, maintenance and repair works of BP offshore infrastructure in the Azeri offshore, including for platforms previously installed by BP Exploration.

In Kazakhstan, for Agip KCO, as part of the programme for the development of the Kashagan field in the Kazakh waters of the Caspian Sea:
- offshore pipelaying operations continued as part of the **Kashagan Trunkline and Production Flowlines** project. The project comprises engineering, procurement, coating, laying and commissioning of pipelines, fibre optic cables and umbilicals. Pipes were supplied by the Client;
- the activities planned for 2009 based on the schedule supplied by the Client continued on the **Kashagan Piles and Flares** project. The contract comprises construction, assembly, transport and installation of piles and flares and sixteen barges to accommodate plant modules. The scope of works also includes the procurement, fabrication and installation of associated mooring and protection structures;
- in relation to the **Kashagan Hook Up and Commissioning** project, for Agip KCO, the activities commenced in 2008 under the preliminary contract (which was finalised in the first half of 2009) continued during the year. The contract, awarded in consortium with Aker, comprises the hook-up and commissioning of offshore facilities and pre-fabrication and completion of modules at the Kuryk yard in Kazakhstan.

In South America:
- engineering and installation operations are ongoing as part of the **Mexilhao** contract, for Companhia Mexilhao do Brasil, in Brazil. The contract comprises the transport and installation of a jacket, mooring piles and topsides for the PMXL-1 platform, for the Mexilhao field development in the Santos basin, approximately 140 km off the coast of the State of San Paolo;
- work continued on the **Uruguà-Mexilhao Pipeline** contract, for Petrobras, in the Santos Basin off the coast of Brazil. The contract comprises the transport, installation and testing of a pipeline that will link the FPSO Cidade de Santos, located in the exploratory Block BS-500, in 1,372 metres of water, to a gas platform in 172 metres of water in the Uruguà field.

The following vessels also carried out operations during the year:
- the FPSO Cidade de Vitoria carried out operations on behalf of Petrobras, as part of an eleven-year contract, on the second phase of the **Golfinho** field development, situated off the coast of Brazil at a water depth of 1,400 metres;
- the FPSO Gimboa carried out operations on behalf of Sonangol P&P, under a five-year contract for the provision and operation of an FPSO unit for the development of the **Gimboa** field, located in Block 4/05 offshore Angola, at a water depth of 700 metres.

Offshore fleet at December 31, 2009

Saipem 7000	Self-propelled, semi-submersible, dynamically positioned crane and pipelay vessel capable of lifting structures of up to 14,000 tonnes and J-laying pipelines at depths of up to 3,000 metres.
Saipem FDS	Multi-purpose, mono-hull, dynamically-positioned crane and pipelay vessel utilised for the development of deepwater fields at depths of up to 2,100 metres, capable of launching 22" diameter pipe in J-lay configuration and lifting structures of up to 600 tonnes.
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipe at depths of up to 1,000 metres.
Castoro Sette	Semi-submersible lay barge capable of laying large diameter pipe at depths of up to 1,000 metres.
Castoro Otto	Dynamically-positioned derrick/lay ship capable of laying pipes of up to 60" diameter and lifting structures of up to 2,200 tonnes.
Saipem 3000	Self-propelled, dynamically-positioned crane vessel capable of laying flexible pipes and umbilicals in deep waters and lifting structures of up to 2,200 tonnes.
Bar Protector	Dynamically positioned dive support vessel used for deep-water diving operations and work on platforms.
Semac 1	Semi-submersible pipelay barge capable of laying large diameter pipes in deep waters.
Castoro II	Derrick/lay barge capable of laying pipe of up to 60" diameter and lifting structures of up to 1,000 tonnes.
Castoro 10	Trench/pipelay barge capable of burying pipes of up to 60" diameter and laying pipes in shallow waters.
Castoro 12	Pipelay barge, capable of laying pipe up to 40" diameter in ultra-shallow waters (1.4 metres).
S355	Derrick/lay barge capable of laying pipe up to 42" diameter and lifting structures of up to 600 tonnes.
Crawler	Derrick/lay barge capable of laying pipe up to 60" diameter and lifting structures of up to 540 tonnes.
Saipem Trenching Barge	Post-trenching and back-filling barge for up to 40" diameter pipes in ultra-shallow waters (1.4 metres).
Saibos 230	Work/pipelaying/accommodation barge capable of laying pipe up to 30" diameter, equipped with a mobile crane for piling, marine terminals and fixed platforms.
Ersai 1 (1)	Heavy lifting barge equipped with two crawler cranes, capable of carrying out installations whilst grounded on the seabed. The lifting capacities of the two crawler cranes are 300 and 1,800 tonnes, respectively.
Ersai 2 (1)	Work barge equipped with a fixed crane capable of lifting structures of up to 200 tonnes.
Ersai 3 (1)	Self propelled workshop/storage barge used as support vessel, with storage space and office space for 50 people.
Ersai 400 (1)	Accommodation barge for up to 400 people, equipped with antigas shelter for H_2S leaks.
Castoro 9	Launching/cargo barge.
Castoro XI	Heavy-duty cargo barge.
Castoro 14	Cargo barge.
Castoro 15	Cargo barge.
S42	Cargo barge, utilised for storage of S7000 J-lay tower.
S43	Cargo barge.
S44	Launching/cargo barge, for structures of up to 30,000 tonnes.
S45	Launching/cargo barge, for structures of up to 20,000 tonnes.
S46	Cargo barge.
S47	Cargo barge.
Bos 600	Launching/cargo barge, for structures of up to 30,000 tonnes.
Saibos 103	Lightweight cargo barge.
FPSO - Cidade de Vitoria	FPSO unit with a production capacity of 100,000 barrels a day.
FPSO - Gimboa	FPSO unit with a production capacity of 60,000 barrels a day.

(1) Owned by the joint company, managed by Saipem, Ersai Caspian Contractor Llc.



ONSHORE

General overview

The Saipem Group's Onshore expertise is centred around the execution of large projects with a high degree of complexity in terms of engineering, technology and operations, with a strong bias towards challenging projects in difficult environments and remote areas. Saipem enjoys a position of primacy at the high-end of the market for the provision of basic and detailed engineering, procurement, project management and construction services for the oil & gas industry, complex infrastructures and environmental projects. The company places great emphasis on local content during the execution of projects, especially in areas such as the Middle East, North and West Africa. The Group enjoys a long-term and continuing operational presence in the Arabian Peninsula, West Africa, North Africa, Europe, Russia and Kazakhstan, although its attention toward Australia and a number of Latin American countries is growing.

Market conditions

With many companies (particularly smaller companies, independent companies and some majors) having decided to suspend the award of new contracts until there were concrete signs of a recovery, business was

slow up until the second half of 2009, at which point a pick-up in oil prices saw a number of new contracts assigned, including some for large scale plants.
Investments in the upstream sector in 2009 reached good levels, due in particular to the activities of the National Oil Companies in the Middle East and North Africa, with a number of large major contracts awarded in Algeria, the United Arab Emirates and Saudi Arabia.
The oil and gas pipeline transport sector is assuming an increasingly strategic role, due to the prospect of improved oil and gas transport corridors to Europe from Russia and North Africa and the development of resources in South America. The natural gas sector in particular is seeing a shift away from the pre-eminence of the traditional supply routes, with East and South Asia (China and India especially) continuing to play a prominent role, with the launch of numerous new projects for the transport of large quantities of oil and gas from Central Asian countries towards regions undergoing rapid development.
In the gas liquefaction sector, following the slowdown in recent years, the current growth in demand in Europe and in particular in Asia is expected to absorb the new production capacity that will be generated by projects presently underway. In the short-term, the potential supply surplus is likely to be reabsorbed due to increasing concern over environmental issues, particularly in developed countries, which should see coal continue to be gradually replaced by natural gas in thermoelectric plants. The most promising areas in this market are expected to be Australia, West Africa and Russia.
The refinery sector (and the downstream sector in general) was worst hit by the repercussions of the financial crisis during 2009. While new refinery projects continue to be developed in areas characterised by growth in demand (Asia, Latin America) and a high level of natural resources (Middle East, North Africa), in the traditionally more advanced areas (Northern Europe, North America) there have been several definitive plant closures. The geographical shift of production, coupled with the fall in demand, has led to many large scale projects launched in the recent past in the US and Canada on the back of the oil sands and heavy oil development booms being put on hold. However, the need to meet the increasingly stringent quality specifications (especially for export plants, i.e. in the Middle East, North Africa and India), as well as the economic and logistical advantages offered by the construction of conversion plants at the terminals of the new oil supply routes (in Turkey, Russia, Central Asia, China), mean that new development opportunities should continue to emerge.
The petrochemical sector was also significantly impacted by the effects of the crisis. The fall in demand, coupled with the overcapacity created by the recent phase of major investments, has provoked a sharp slowdown in new initiatives. Following a number of years of growth, the sector experienced a lean spell in 2008-2009, during which the few new projects were mainly awarded in Asia and the Middle East. The cyclicality of the sector make it particularly sensitive to changes in the economy, and a concrete recovery will only be possible once the current production surplus has been reabsorbed. An additional sector driver continues to be the shift of production towards areas of higher growth where cheaper raw materials are available. At the present time, the most promising projects are being implemented in Asia (China, India, Vietnam, Thailand) and the Middle East (Saudi Arabia, Qatar, Kuwait, UAE), while additional opportunities may emerge in South America and Russia.

New contracts

The most significant contracts awarded to Saipem during 2009 were:
- the EPC project in Algeria for the joint venture Eni-Sonatrach, for the construction of facilities for the treatment of natural gas extracted from the Menzel Ledjmet East field and from the future developments of the Central Area Field Complex. The contract encompasses the engineering, procurement and construction of the natural gas gathering systems and processing plant and the related export pipelines;
- for Sonatrach, the EPC contract in Algeria, for gas pipeline GK3 - lot 3, covering the engineering, procurement and construction of a gas transportation system. Lot 3 encompasses a gas pipeline system from Mechtatine to Tamlouka in the northeast of Algeria, then connecting the latter to Skikda and El-Kala, located on the northeastern coast of the country;
- for Qatar Fertiliser Co SAQ, the EPC contract in Qatar for the development of the onshore project Qafco 6, including the construction of a new urea production plant within the new Qafco industrial complex at Mesaieed, about 30 kilometres south of Doha;
- for Sonatrach, the EPC contract, in Algeria, comprising engineering, procurement and construction of a marine export terminal for a future urea/ammonia plant to be built near the Algerian city

of Arzew, approximately 400 kilometres west of Algiers;
- for Chevron, the EPC contract for the Gorgon LNG jetty and marine structures project. The scope of work consists of the engineering, procurement, fabrication, construction and commissioning of the LNG jetty and related marine structures for the new Chevron Gorgon LNG plant on Barrow Island, 70 kilometres off the Pilbara coast of Western Australia;
- for KOC (Kuwait Oil Co), the EPC contract for the replacement of the compressors systems at KOC's Gathering Centres 07, 08 and 21, in the south of the country. The scope of work will consist of the engineering, procurement, demolition and disposal of existing facilities, construction, installation, commissioning, and training of personnel for three new compressors;
- for SIDC – a subsidiary of SIPC (Sohar Industrial Port Co) – in Oman, the contract to design and construct a deepwater bulk jetty for the loading and unloading of mineral ores at the Port of Sohar, about 150 kilometres northwest of Muscat.

Capital expenditure

Capital expenditure in the Onshore sector focused mainly on the acquisition and readying of plant and equipment necessary for the execution of projects.

Work performed

Onshore activities during the year comprised of the laying of 716 km of pipe of various diameters and the installation of 76,543 tonnes of equipment.
The most significant works are detailed below by geographical area.

In Saudi Arabia, for Saudi Aramco:
- activities are being completed on the **Khurais Crude Facilities** project for the construction of a gas-oil separation plant (GOSP) as part of the development of the Khurais oil field in Saudi Arabia, situated approximately 180 km north-east of Riyadh. The contract comprises the engineering, procurement and construction of four gas-oil separation trains, in addition to a number of production infrastructure facilities;
- activities are being completed on the **Khurais Utilities and WIPS** project, which forms part of the programme for the development of the Khurais complex. The contract comprises engineering, procurement, construction, installation and commissioning of pumping stations, which inject water from the Qurayyah water treatment plant into the Khurais field, as well as all necessary utilities;
- activities were completed on the **Qurayyah Seawater Treatment Plant** project, which comprised the expansion of the plant and injection of seawater into the oil fields to support oil production operations;
- activities were commenced for Saudi Aramco on the EPC **Manifa Field** contract for the construction of gas/oil separation trains at the Manifa Field. The project encompasses the engineering, procurement and construction of three gas/oil separation trains (GOSP), gas dehydration, crude inlet manifolds and the flare gas system.

In Qatar:
- activities continued on the EPC-type contract **Qafco 5**, for Qatar Fertiliser Co SAQ, comprising engineering, procurement, construction and commissioning of two new ammonia and urea production plants and associated service infrastructure in the industrial area of Qafco, in the city of Mesaieed. The contract was awarded in consortium with Hyundai Engineering & Construction Co Ltd;
- works are being completed on the **LLPDE Plant** project, for the construction of a polyethylene plant for Qatofin;
- engineering and procurement activities continued on the EPC-type **Pearl Gas To Liquids (GTL)** project, for Qatar Shell Ltd, comprising the construction of a waste water treatment plant in the industrial city of Ras Laffan.

Operations are nearing completion on the EPC-type **Ruwais** project, in the United Arab Emirates, for Gasco, which comprises the construction of a fractionation train and the expansion of associated facilities, including the construction of a new loading dock and new refrigerated tanks.

Work continued for Kuwait Oil Co (KOC) on the EPC contract **BS 160**, in Kuwait, which encompasses the engineering, procurement, construction and commissioning of a new gas booster station consisting of two trains for gas compression and dehydration. The gas will be subsequently conveyed to the Mina Al Ahmadi refinery.

Construction is underway in Pakistan, for **Engro Chemical Pakistan Ltd (ECPL)**, on the project for the supply of technology licenses, engineering, procurement and supervisory activities relating to the construction of a plant for the production of ammonia and urea, including all service infrastructures. The plant will be located in Daharki, approximately 450 kilometres north-east of Karachi.

In Algeria, for Sonatrach:
- construction work began on the EPC-type **LNG GL3Z Arzew** contract, which comprises engineering, procurement and construction of a liquefaction plant and the construction of utilities, a generator set and jetty;
- construction work began on the EPC contract, for the construction of infrastructure of an LPG treatment plant in the **Hassi Messaoud** oil complex. The contract comprises the engineering, procurement and construction of three LPG trains;
- work began on the **Ammonia/Urea Arzew** EPC contract, comprising engineering, procurement and construction of a marine export terminal for a future urea/ammonia plant to be built near the Algerian city of Arzew, approximately 400 kilometres west of Algiers;
- work is being completed on the EPC-type **UBTS (Unité de Traitement du Brut et de sa Stabilisation)** project, which encompasses the engineering, procurement and construction of a crude oil treatment and stabilisation plant, comprising three trains, one maintenance unit, four stocking units and a pipeline transporting oil, water and gas;
- work is being completed on the EPC-type project **LZ2 Hassi R'mel-Arzew**, for the installation of a new LPG pipeline connecting the Hassi R'mel gas field, in central Algeria, to the oil exporting area of Arzew, located on Western Algeria's Mediterranean coast.

In Morocco, work is being completed on the EPC-type project for the expansion of the **Samir** refinery, which comprises the construction of a vacuum unit, a hydro-cracking and a hydro-treating unit, as well as sulphur recovery, amine regeneration, sour water stripper units and the development of existing refinery utilities. The contract is being carried out in consortium with the Turkish company Tekfen.

In Nigeria:
- work is underway for Total Exploration and Production Nigeria Ltd - TEPNG (operator of the joint venture NNPC/TEPNG) on the EPC contract **OML 58 Upgrade**, which comprises engineering, procurement, construction and commissioning of new units and the demolition and decommissioning of existing units at the gas treatment plants of Obagi and Obite;
- construction is underway on behalf of Shell Petroleum Development Co on the EPC-type **Nembe Creek-Cawthorne Channel** project, comprising the construction, installation and commissioning of a pipeline located in swamp terrain which will connect the San Bartholomew Manifold to the Cawthorne Channel Junction Manifold (respectively in Bayelsa and Rivers states), and the decommissioning of an existing pipeline and ancillary facilities;
- works are ongoing on behalf of ChevronTexaco on the EPC-type **Escravos GTL** project. The plant will comprise two parallel trains. The contract is being carried out in a 50-50 joint venture with the American company KBR;
- construction is being completed on the **OB/OB Revamping (T-4/5)** project for Nigerian Agip Oil Co (NAOC), which comprises engineering, procurement, construction and commissioning of new units and the demolition and decommissioning of existing units at the gas treatment plants of Obiafu/Obrikom;
- construction works progressed on the EPC-type **Gbaran** project for Shell Petroleum Development Co of Nigeria, which encompasses engineering, procurement and laying of pipelines, flowlines and composite fibre optic and high voltage electrical cables;
- construction works are being completed on the EPC-type **Gbaran Logistic Base** project, for Shell Petroleum Development Co of Nigeria, which comprises engineering, procurement, construction and commissioning of a logistics base for the Gbaran field.

In France, construction of the terminal is being completed on the **Fos Cavaou** project, for Gaz de France, which comprises engineering, procurement and construction of all facilities for a regasification terminal, including three storage tanks and maritime works.

In Russia, work was completed on the **Sakhalin II** project, for Sakhalin Energy Ltd. The project comprised offshore and onshore pipelay operations and installation of compression and pumping stations and a terminal.

In Canada, work was completed on the EPC-type **Canaport** project, for Canaport Lng, which encompassed design, engineering, construction and commissioning of a regasification terminal, inclusive of auxiliary facilities for gas offloading, pumping, vapourisation and transmission and two storage tanks. In addition, the option for the construction of the third LNG tank and the interconnecting piping was exercised. The contract was carried out in consortium with the Canadian company SNC-Lavalin.

In Italy, engineering procurement and construction activities are underway for the Eni Refining & Marketing division in connection with the first industrial scale application of EST technology (Eni Slurry Technology), as part of the project for the construction of a refinery at Sannazzaro. EST technology – to whose development Saipem made a significant contribution – has the capacity to almost completely convert heavy oil residues into lighter products.

OFFSHORE DRILLING



General overview

The Group operated in the Offshore Drilling sector in West and North Africa, the Gulf of Suez, the Persian Gulf, Norway, Peru and India.
The following vessels of the Group's fleet are currently operational: the Saipem 10000, a drillship capable of working at depths of up to 3,000 metres using its dynamic positioning system; the Scarabeo 7, a semi-submersible vessel capable of operating at depths of up to 1,500 metres and the Scarabeo 5, a fourth generation semi-submersible vessel, capable of working at depths of over 1,800 metres and drilling to a depth of 9,000 metres.

Market conditions

In 2009, the Offshore Drilling sector was affected by the financial crisis that started in the second half of 2008. However, the first signs of recovery, seen in the second half of the year, caused oil prices to climb back up and as a result, clients began to make tentative enquiries regarding availability/prices and/or in some cases to lease drilling rigs.
Jack-ups and semi-submersibles for use in shallow to medium waters are traditionally the first segments to show the signs of a deterioration in market conditions and were in fact worst affected by the decline in activities and rates, especially in the Gulf of Mexico and

the Persian Gulf. The market only stabilised in the second half of 2009.
The impact of the crisis was less marked for semi-submersibles and drillships, where utilisation rates globally were only slightly lower than in 2008. Vessels for deep water use, particularly drillships, continued to record a steady level of utilisation during the year. Although day rates were on average lower than the peaks recorded during 2008, they nonetheless remained high (in both West Africa and the North Sea).

New contracts

The most significant contracts awarded to the Group during 2009 were:

- a three-year extension of the charter by Statoil of the semi-submersible drilling rig Scarabeo 5 for use in Norway, starting in the first quarter of 2011;
- the extension to the fourth quarter of 2014 of the charter of the semi-submersible platform Scarabeo 6 by Burullus Gas Co for use in Egypt;
- the one-year charter by Sonangol of the new jack-up Perro Negro 6 for works in Angola, starting in November 2009, with an option for an additional year;
- the charter by Total of the jack-up Perro Negro 2 for use in the United Arab Emirates, for a period of six months starting in the first quarter of 2010.

Capital expenditure

The most significant items of capital expenditure within the Offshore Drilling sector were:

- the continuation of construction activities for the new deep-water semi-submersible platform Scarabeo 8, which will operate in Norway on behalf of Eni Norge;
- the continuation of construction activities for the new deep-water semi-submersible platform Scarabeo 9, which will operate in the Gulf of Mexico on behalf of Eni;
- continuing investments on the new ultra-deep water drillship Saipem 12000, which will operate on behalf of Total Exploration & Production for the development of Block 17 in Angola;
- completion of construction work on the jack-up Perro Negro 6, at the Labroy Offshore Shipyard in Batam (Indonesia);
- class reinstatement works and investments made on the fleet to ensure compliance with international regulations and to customise vessels to client-specific requirements.

Work performed

Activities comprised the drilling of 54 wells, totalling approximately 140,200 metres drilled.
The deep-water drillship **Saipem 10000** completed operations on behalf of Total Exploration & Production in July and subsequently operated on behalf of Eni Congo SA from August to October, before returning offshore Angola to complete drilling operations for Total Exploration & Production.
The semi-submersible platform **Scarabeo 3** performed drilling operations offshore Nigeria on behalf of Addax Petroleum during the first half of the year and was subsequently transferred to Congo for maintenance work.
The semi-submersible platform **Scarabeo 4**, following the completion of class reinstatement works in April, operated in Egypt for IEOC. From August to November, the rig was docked for maintenance, following which it resumed operations for the same Client.
The semi-submersible platform **Scarabeo 5** continued HP/HT (high pressure/high temperature) operations in Norwegian waters on behalf of Statoil.
The semi-submersible platform **Scarabeo 6** continued drilling operations in Egypt on behalf of Burullus Gas Co.
The semi-submersible platform **Scarabeo 7**, following the completion of class reinstatement works, commenced operations in Angola for Eni Angola.
The jack-up **Perro Negro 2** operated in the Persian Gulf for Saudi Aramco until March 2009.
The jack-up **Perro Negro 3** carried out drilling and workover operations off the coast of India on behalf of GSPC (Gujarat State Petroleum Co).
The jack-up **Perro Negro 4** continued operations in Egypt on behalf of Petrobel.
The jack-up **Perro Negro 5** continued operations in Egypt on behalf of Saudi Aramco.
The new jack-up **Perro Negro 6** commenced operations in November as part of a contract in Angola on behalf of Sonangol.
The jack-up **Perro Negro 7** continued drilling operations in Saudi Arabia on behalf of Saudi Aramco.
The **Packaged 5820** installation continued operations in Libyan waters on behalf of Mobruk Oil Operations Co.

In Congo, the new tender assisted rig **TAD 1** continued drilling operations on behalf of Eni Congo SA.

Also in Congo, workover and maintenance works continued on the fixed platforms owned by Eni Congo SA.

In Peru, two rigs chartered by Petrotech performed 206 workover and pulling operations, while two tender assisted rigs chartered by BPZ Energy drilled four wells.

Utilisation of vessels

Vessel utilisation in 2009 was as follows:

Vessel	Days under contract
Semi-submersible platform Scarabeo 3	185 [a]
Semi-submersible platform Scarabeo 4	140 [b]
Semi-submersible platform Scarabeo 5	365
Semi-submersible platform Scarabeo 6	250 [b]
Semi-submersible platform Scarabeo 7	346 [b]
Drillship Saipem 10000	365
Jack-up Perro Negro 2	90 [a]
Jack-up Perro Negro 3	283 [a]
Jack-up Perro Negro 4	365
Jack-up Perro Negro 5	365
Jack-up Perro Negro 6	46
Jack-up Perro Negro 7	365
Tender Assisted Drilling Unit	365

(a) For the remaining days (to 365), the vessel was not under contract.
(b) For the remaining days (to 365), the vessel underwent class reinstatement works.


ONSHORE DRILLING

General overview

In the Onshore Drilling sector, the Saipem Group operates in Italy, Algeria, Congo, Egypt, Saudi Arabia, Kazakhstan, Ecuador, Colombia, Brazil, Peru, Venezuela and Ukraine.

Market conditions

New field developments in the Onshore Drilling segment were significantly impacted by the changed conditions caused by the financial crisis that began in the second half of 2008.
The North American market recorded a marked drop in activity, partly as a consequence of low natural gas prices.
On the international markets, the decline in activity was less significant. The Middle East and Russia were worse hit, while in other areas (South America, Asia) levels of activity remained acceptable. The general drop in activity levels caused an immediate availability of rigs on the market, leading to a decline in day rates.

New contracts

The most significant contracts awarded to the Group during 2009 were:
- for Agip KCO, as part of the Kashagan field development in Kazakhstan, the five and a half year contract for the lease of two drilling rigs. The rigs,

which will be installed on artificial islands, are designed to operate in conditions specific to the north Caspian Sea, in a harsh climate and under stringent environmental restrictions;
- for the joint venture between First Calgary Petroleum and Sonatrach, in Algeria, the three-year contract for the lease of two rigs. Drilling operations will be carried out in Block 405B located in the Berkine basin, approximately 350 km south-east of Hassi Messaoud;
- for Eni, in Congo, the two-year contract for the lease of two drilling rigs, which were previously used in Saudi Arabia. The two rigs will operate in the M'Boundi field, located approximately 50 km north-east of Pointe Noire.

Capital expenditure

Capital expenditure in the Onshore Drilling sector included:
- the continuation of construction works on a new rig due to operate in Italy, for Total Italia;
- the commencement of construction work on two new rigs due to operate in Kazakhstan, for Agip KCO;
- upgrading and integration works on rigs and installations to ensure operational efficiency.

Work performed

Activities comprised the drilling of 241 wells, totalling approximately 718,604 metres drilled.

In **Italy**, onshore drilling operations were performed on behalf of Eni Exploration & Production utilising three extended-reach drilling and workover rigs in the provinces of Novara and Potenza.

Eight rigs are currently present in **Saudi Arabia**. Nine rigs operated during 2009 for Saudi Aramco. Then, following the end of their respective contracts, one rig commenced operations for South Rub Al-Khali Co Ltd, while another was transferred to Congo.

In **Algeria**, seven rigs operated for First Calgary Petroleum, Repsol and Groupement Sonatrach Agip.

In **Peru**, the Group has seven drill rigs and twelve work over and pulling rigs and also operates five work over and pulling rigs owned by third-parties. The drill rigs drilled a total of eleven wells for Perenco, Interoil, Talisman and Petrobras, while a total of nine hundred and sixty-one work over and pulling operations were carried out for Pluspetrol, Petrobras, Petrotech and Interoil.

In **Venezuela**, the Group has twenty-six drill rigs and four work over and pulling rigs. The drill rigs drilled a total of one hundred and thirty-one wells, mainly for PDVSA, but also for Petroquiriquire, Pluspetrol and Baripetrol, while a total of seventy work over and pulling operations were carried out for PDVSA.

In **Brazil**, three rigs drilled fourteen wells for Petrobras.

In **Colombia**, the Group has three drill rigs. One drilled a total of two wells for Petrolifera and Amerisur, while the other two remained idle.

In **Kazakhstan**, drilling/workover operations continued on behalf of Karachaganak Petroleum Operating (KPO) in the province of Uralsk. During the year, three rigs owned by Saipem continued drilling operations in Uralsk and Aktobe provinces for Zhaikmunai Llp, Maersk Oil Kazakhstan and OilTechnoGroup. An additional four rigs were used: one chartered from the local company Kazburgas and three from the US company Parker.

Drilling operations progressed on the 'D' Island project on behalf of Agip KCO in the northern areas of the Caspian Sea. The project comprises drilling operations in Block D of the Kashagan field, to be carried out utilising two rigs owned by the client.

Utilisation of equipment

Average utilisation of rigs in 2009 stood at 91% (99% in 2008). At December 31, 2009, the Company owned 83 rigs (plus 4 rigs under construction) located as follows: 30 in Venezuela, 19 in Peru, 8 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 3 in Brazil, 3 in Italy, 3 in Colombia, 2 in Ukraine, 2 in Congo, 1 in Ecuador, 1 in Bolivia and 1 in Egypt. Additionally, 5 third-party rigs were used in Peru, 4 third-party rigs were used by the joint venture SaiPar and 2 third-party rigs were used in Kazakhstan.

Financial and economic results

As stated in the section 'Basis of presentation', the Consolidated Financial Statements at December 31, 2009 were prepared in compliance with International Financial Reporting Standards (IFRS) and/or International Accounting Standards.

RESULTS OF OPERATIONS

Saipem Group - Income statement

Year 2008	(€ million)	Year 2009	% Ch.
10,094	**Net sales from operations**	**10,292**	**2.0**
12	Other income and revenues	14	
(7,260)	Purchases, services and other costs	(7,227)	
(1,410)	Payroll and related costs	(1,483)	
1,436	**Gross operating profit**	**1,596**	**11.1**
(353)	Depreciation, amortisation and impairment	(440)	
1,083	**Operating profit**	**1,156**	**6.7**
(95)	Finance (expense) income	(100)	
34	Net income from investments	7	
1,022	**Adjusted profit before income taxes**	**1,063**	**4.0**
(280)	Income taxes	(288)	
742	**Adjusted profit before minority interest**	**775**	**4.4**
(18)	Net profit attributable to minority interest	(43)	
724	**Adjusted net profit**	**732**	**1.1**
195	Gains on disposals	-	
(5)	Taxation	-	
914	**Net profit**	**732**	**(19.9)**

Net sales from operations for 2009 amounted to €10,292 million, representing an increase of €198 million compared to 2008, mainly due to greater volumes generated in the Offshore and Drilling sectors, partly offset by the drop in volumes recorded in the Onshore sector.
Gross operating profit amounted to €1,596 million, an 11.1% increase versus 2008.

Depreciation and amortisation of tangible and intangible assets amounted to €440 million, up significantly compared with the previous year, mainly due to new rigs beginning operations in the Drilling sector.
Operating profit for 2009 stood at €1,156 million, a €73 million increase over the previous year. This figure is analysed in detail in the subsequent sections

describing the performance of the various business units.
Net finance expense increased by €5 million compared with 2008, mainly due to the increase in net borrowings.
Net income from investments amounted to €7 million, a decrease of €27 million compared with 2008, due to the fact that the previous year's figure included a number of non recurring items amounting to €17 million.

Adjusted profit before income taxes stood at €1,063 million, a 4.0% increase versus 2008.
Income taxes amounted to €288 million, an increase of €8 million compared to 2008, due to an increase in taxable income, with a tax rate that remained essentially stable.
Adjusted net profit stood at €732 million, an increase of 1.1% over 2008.
Net profit for 2008 benefited from the gain on the sale of the 30% stake in Gaztransport et Technigaz sas.

Operating profit and costs by function

Year 2008	(€ million)	Year 2009	% Ch.
10,094	**Operating revenues**	**10,292**	**2.0**
(8,655)	Production costs	**(8,714)**	0.7
(41)	Idle costs	**(100)**	143.9
(109)	Selling expenses	**(114)**	4.6
(13)	Research and development costs	**(17)**	30.8
(11)	Other operating income (expenses)	**(9)**	(18.2)
1,265	**Contribution from operations**	**1,338**	**5.8**
(182)	General and administrative expenses	**(182)**	-
1,083	**Operating profit**	**1,156**	**6.7**

In 2009, the Saipem Group achieved operating revenues (which are the same as 'net sales from operations'), of €10,292 million, an increase of €198 million compared to the previous year.
Production costs (which include direct costs of sales and depreciation of vessels and equipment) rose to €8,714 million, from €8,655 million in 2008 – an increase which was smaller than the increase in sales volumes.
Idle costs increased by €59 million due to an increase in the number of idle days, mainly relating to conventional offshore vessels.

Selling expenses of €114 million showed a slight increase of €5 million compared with the previous year.
Research and development costs included in operating costs increased by €4 million.
Contribution from operations recorded a significant increase of 5.8% to €1,338 million, with the contribution margin percentage of 13%, up approximately half a point versus 2008.
General and administrative expenses, amounting to €182 million, were in line with 2008.
The analysis by business sector is as follows:

Offshore

(€ million)	Year 2008	**Year 2009**
Revenues	3,863	**4,341**
Cost of sales	(3,154)	**(3,531)**
Gross operating profit	709	**810**
Depreciation and amortisation	(175)	**(195)**
Operating profit	534	**615**

Revenues for 2009 amounted to €4,341 million, a 12.4% increase when compared to 2008, due mainly to increased activity in West Africa, Kazakhstan and the Mediterranean.

The cost of sales amounted to €3,531 million, a 12.0% increase compared to 2008 which was in line with the increase in volumes.
Depreciation and amortisation rose by €20 million compared to 2008, due to full scale operations on projects that required project-specific equipment.

Operating profit for the year amounted to €615 million, equal to 14.2% of revenues, versus €534 million, equal to 13.8% of revenues, in 2008. Meanwhile, the gross profit margin rose to 18.7% from 18.4% in 2008. The increase in margin is attributable to improved contract conditions and strong operating performance.

Onshore

(€ million)	Year 2008	Year 2009
Revenues	5,324	**4,831**
Cost of sales	(4,972)	**(4,493)**
Gross operating profit	352	**338**
Depreciation and amortisation	(49)	**(48)**
Operating profit	303	**290**

Revenues in 2009 amounted to €4,831 million, representing a 9.3% decrease compared to 2008, attributable mainly to the slippage of activities related to the Manifa project for Saudi Aramco.
The cost of sales of €4,493 million also fell compared with 2008, in line with the decrease in revenues.
Depreciation and amortisation recorded a decrease of €1 million.

Operating profit in 2009 amounted to €290 million, compared with €303 million the previous year, with the margin on revenues rising from 5.7% in 2008 to 6.0% in 2009. The gross profit margin rose to 7.0% compared with 6.6% in 2008. The increase in margin is attributable to a strong operating performance.

Offshore Drilling

(€ million)	Year 2008	Year 2009
Revenues	472	**566**
Cost of sales	(234)	**(279)**
Gross operating profit	238	**287**
Depreciation and amortisation	(66)	**(95)**
Operating profit	172	**192**

Revenues in 2009 amounted to €566 million, representing a 19.9% increase versus 2008, attributable mainly to the full-scale activities of the jack-ups Perro Negro 3 and Perro Negro 7 and a Tender Assisted Drilling Barge.
The cost of sales increased by 19.2% compared to 2008. This increase reflected an increase in sales volumes.

Depreciation and amortisation increased by €29 million versus 2008, due to the full-scale operation of vessels that underwent refurbishment works in 2008.
Operating profit in 2009 amounted to €192 million, versus €172 million in 2008, with the margin on revenues falling from 36.4% to 33.9%. Meanwhile, the gross profit margin rose to 50.7% from 50.4% in 2008.

Onshore Drilling

(€ million)	Year 2008	Year 2009
Revenues	435	**554**
Cost of sales	(298)	**(393)**
Gross operating profit	137	**161**
Depreciation and amortisation	(63)	**(102)**
Operating profit	74	**59**

Revenues for 2009 amounted to €554 million, representing a 27.4% increase compared to 2008, due mainly to the start of operations of new rigs in South America and Ukraine and also to preliminary refurbishment activities on two rigs in Kazakhstan owned by the Client, which began in the fourth quarter of 2009. The cost of sales increased by 31.9% compared to 2008, in line with the increase in sales volumes.

The increase in depreciation and amortisation is due to the start of operations of new rigs.
Operating profit in 2009 amounted to €59 million, versus €74 million in 2008, with the margin on revenues falling from 17.0% to 10.6%.
Meanwhile, the gross profit margin dropped to 29.1% from 31.5% in 2008, mainly due to a lower average utilisation of rigs.

CONSOLIDATED BALANCE SHEET AND FINANCIAL POSITION

Saipem Group - Reclassified consolidated balance sheet(1)

The reclassified consolidated balance sheet aggregates asset and liability amounts from the statutory balance sheet according to function, under three basic areas: operating, investing and financing.
Management believes that the reclassified consolidated balance sheet provides useful information in assisting investors to assess Saipem's capital structure and to analyse its sources of funds and investments in fixed assets and working capital.
Management uses the reclassified consolidated balance sheet to calculate key ratios such as Return On Average Capital Employed (ROACE) and the proportion of net borrowings to shareholders' equity (leverage), which is used to evaluate whether Saipem's financing structure is sound and well-balanced.

(€ million)		Dec. 31, 2008		Dec. 31, 2009
Net tangible assets		5,171		6,295
Net intangible assets		755		756
		5,926		7,051
- Offshore	*2,631*		*3,105*	
- Onshore	*497*		*464*	
- Offshore Drilling	*2,149*		*2,750*	
- Onshore Drilling	*649*		*732*	
Investments		43		118
Non-current assets		**5,969**		7,169
Net current assets		**(1,054)**		(647)
Net assets available for sale including related net borrowings		**68**		-
Provision for employee benefits		(173)		(182)
Capital employed, net		**4,810**		6,340
Shareholders' equity		2,757		3,434
Minority interest		21		61
Net borrowings		2,032		2,845
Total liabilities and shareholders' equity		**4,810**		6,340
Leverage (net borrowings/shareholders' equity including minority interest)		**0.74**		0.83
No. shares issued and outstanding		441,410,900		441,410,900

(1) See 'Reconciliation of reclassified balance sheet, income statement and cash flow statement to statutory schemes' on page 93.

Non-current assets at December 31, 2009 stood at €7,169 million, an increase of €1,200 million compared to year end 2008. The increase is due to investments in tangible and intangible assets of €1,615 million, the reclassification of the non-strategic investment (20%) in Fertilizantes Nitrogenados de Oriente CEC under 'net assets available for sale' (€68 million), increases in investments accounted for using the equity method of €7 million, depreciation and amortisation of €440 million, disposals of €8 million and the negative effect of the translation of financial statements in foreign currencies and other variations of €42 million.

Net current assets increased by €407 million from negative €1,054 million at December 31, 2008 to negative €647 million at December 31, 2009.

The **provision for employee benefits** amounted to €182 million, an increase of €9 million compared with December 31, 2008.

As a result of the above, **net capital employed** increased by €1,530 million, reaching €6,340 million at December 31, 2009, compared to €4,810 million at December 31, 2008.

Shareholders' equity, including minority interest, increased by €717 million, to €3,495 million at December 31, 2009, versus €2,778 million at December 31, 2008. This increase reflected net profit for the period of €775 million, changes in the fair value of exchange rate, interest rate and commodity hedging instruments (€166 million) and positive effects arising from the translation into euro of financial statements expressed in foreign currencies and from other variations (€15 million), partially offset by dividend distribution (€239 million).

The increase in net capital employed, which was only partially offset by the increase in shareholders' equity, led to an increase in **net borrowings** which, at December 31, 2009 stood at €2,845 million, compared to €2,032 million at December 31, 2008, representing an increase of €813 million.

Analysis of net borrowings

(€ million)	Dec. 31, 2008	**Dec. 31, 2009**
Financing receivables due after one year	-	**(8)**
Payables to banks due after one year	475	**200**
Payables to other financial institutions due after one year	631	**1,596**
Net medium/long-term debt	**1,106**	**1,788**
Accounts c/o bank, post and Group finance companies	(1,370)	**(969)**
Cash and cash equivalents	(28)	**(17)**
Financing receivables for non-operating purposes due within 90 days	-	**-**
Financial assets held for trading or available for sale	(36)	**(36)**
Financing receivables due within one year	(260)	**(68)**
Payables to banks due within one year	73	**327**
Payables to other financial institutions due within one year	2,547	**1,820**
Net short-term debt	**926**	**1,057**
Net borrowings	**2,032**	**2,845**

The fair value of derivative assets (liabilities) is detailed in Notes 7 and 14 'Other current assets' and 'Other non-current assets' and in Notes 19 and 24 'Other current liabilities' and 'Other non-current liabilities'. Net debt includes the fair value of interest rate swap assets (liabilities).

A breakdown by currency of gross debt, amounting to €3,943 million, is provided in Note 15 'Short-term debt' and Note 20 'Long-term debt and current portion of long-term debt'.

Statement of comprehensive income

(€ million)	Dec. 31, 2008	Dec. 31, 2009
Net profit for the year	932	775
Other items of comprehensive income:		
- change in the fair value of cash flow hedges	(248)	193
- investments carried at fair value	(7)	1
- exchange rate differences arising from the translation into euro of financial statements currencies other than the euro	5	(8)
- income tax relating to other items of comprehensive income	54	(26)
Other items of comprehensive income	(196)	160
Total comprehensive income for the year	736	935
Attributable to:		
- Saipem	718	894
- minority interest	18	41

Changes in shareholders' equity

(€ million)	
Shareholders' equity including minority interest at December 31, 2008	2,778
Total comprehensive income	935
Dividend distribution	(239)
Buy-back of treasury shares	7
Cost related to stock options	7
Exchange rate differences deriving from the distribution of dividends and other changes	7
Total changes	717
Shareholders' equity including minority interest at December 31, 2009	3,495
Attributable to:	
- Saipem	3,434
- minority interest	61

Reconciliation of statutory net profit and shareholders' equity to consolidated net profit and shareholders' equity

	Net profit		**Shareholders' equity**	
(€ million)	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009
As reported in Saipem SpA's financial statements	335	490	881	1,188
Difference between the equity value of individual accounts of consolidated companies with respect to the corresponding book value in the statutory accounts of the Parent Company	653	306	1,377	1,844
Consolidation adjustments, net of effects of taxation:				
- difference between purchase cost and underlying book value of net equity	-	(1)	816	819
- elimination of unrealized intercompany profits	27	28	(271)	(299)
- other adjustments	(83)	(48)	(25)	(57)
Total shareholders' equity	932	775	2,778	3,495
Minority interest	(18)	(43)	(21)	(61)
As reported in consolidated financial statements	914	732	2,757	3,434

RECLASSIFIED CASH FLOW STATEMENT [1]

Saipem's reclassified cash flow statement derives from the statutory cash flow statement. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flow statement) and in net borrowings (deriving from the reclassified cash flow statement) that occurred between the beginning and the end of the year. The measure enabling such a link is represented by the free cash flow, which is the cash in excess of capital expenditure requirements. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders' equity (dividends paid, net repurchase of treasury shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders' equity and the effect of changes in consolidation and of exchange rate differences.

(€ million)	2008	2009
Net profit	914	**732**
Minority interest	18	**43**
Adjustments to reconcile cash generated from operating profit before changes in working capital:		
Depreciation, amortisation and other non-monetary items	337	**502**
Losses (gains) on/impairments of current assets	(203)	**-**
Dividends, interest, extraordinary income/expenses and income taxes	372	**358**
Net cash generated from operating profit before changes in working capital	**1,438**	**1,635**
Changes in working capital related to operations	658	**(421)**
Dividends, interests, extraordinary income/expenses and income taxes received (paid) during the year	(534)	**(247)**
Net cash flow from operations	**1,562**	**967**
Capital expenditure	(2,044)	**(1,615)**
Investments in acquisition of consolidated companies	(3)	**-**
Disposals	350	**9**
Other cash flow related to capital expenditures, investments and disposals	-	**11**
Free cash flow	**(135)**	**(628)**
Net investments related to financing activities	-	**-**
Variation in financial debt	(434)	**403**
Buy-back of treasury shares	(50)	**7**
Cash flow from capital and reserves	(192)	**(239)**
Effect of changes in consolidation and exchange differences	39	**45**
CHANGE IN CASH AND CASH EQUIVALENTS FOR THE YEAR	**(772)**	**(412)**
Free cash flow	**(135)**	**(628)**
Sale (buy-back) of treasury shares	(50)	**7**
Cash flow from capital and reserves	(192)	**(239)**
Exchange differences on net borrowings and other changes	39	**47**
CHANGE IN NET BORROWINGS	**(338)**	**(813)**

(1) See 'Reconciliation of reclassified balance sheet, income statement and cash flow statement to statutory schemes' on page 93.

Net cash flow from operations (€967 million) only partially funded capital expenditures, thus generating a negative free cash flow of €628 million.

Cash flow from capital and reserves, which amounted to a negative €239 million, were due to the payment of dividends. The sale of treasury shares for incentive

schemes for managers generated a positive cash flow of €7 million, while the effect of exchange differences on net borrowings and other changes produced a net inflow of €47 million. As a result, net borrowings increased by €813 million.
Specifically, **net cash generated from operating profit** before changes in working capital of €1,635 million related to:
- net profit for the year of €775 million, including minority interest of €43 million;
- depreciation, amortisation and impairment of tangible and intangible assets (€478 million), the change in the provision for employee benefits (€11 million), the change in the provisions for contingencies (€20 million) and losses (gains) on investments accounted for using the equity method, which had a negative impact of €7 million;
- net finance expense (€34 million), income taxes (€288 million), unrealized exchange gains (€38 million), net of dividends of €2 million.

The negative change in working capital related to operations of €421 million was due to financial flows of projects underway.

Dividends, interests and income taxes paid during 2009 of €247 million were mainly related to taxes paid.

Capital expenditure in 2009 amounted to €1,615 million. Details of investments by sector are as follows: Offshore (€697 million), Offshore Drilling (€690 million), Onshore Drilling (€200 million) and Onshore (€28 million). Additional information concerning capital expenditure can be found in the 'Operating Review' section.
Disposals of investments amounted to €1 million, while other cash flow related to capital expenditures, investments and disposals of €11 million related to the decrease in financing receivables for non-operating purposes.

KEY PROFIT AND FINANCIAL INDICATORS

Return On Average Capital Employed (ROACE)

Return On Average Capital Employed is calculated as the ratio between adjusted net profit before minority interest, plus net finance charges on net borrowings, less the related tax effect and net average capital employed. The tax rate applied on finance charges is 27.5%, as per the applicable tax legislation.

Return on Average Operating Capital

To calculate the Return on Average Operating Capital, the average capital employed is netted of investments in progress that did not contribute to net profit for the year, which amounted to €1,802 million at December 31, 2008 and €2,225 million at December 31, 2009.

		2008	**2009**
Adjusted net profit	(€ million)	742	**775**
Exclusion of net finance expense (net of tax effect)	(€ million)	69	**73**
Unlevered net profit	(€ million)	811	**848**
Capital employed, net:	(€ million)		
- at the beginning of period		3,993	**4,810**
- at the end of period		4,810	**6,340**
Average capital employed, net	(€ million)	4,402	**5,575**
Adjusted ROACE	(%)	**18.4**	**15.2**
Return On Average Operating Capital	(%)	**26.8**	**23.8**

Net borrowings and leverage

Saipem management uses leverage ratios to assess the soundness and efficiency of the Group's capital structure in terms of an optimal mix between net borrowings and shareholders' equity, and to carry out benchmark analyses against industry standards. Leverage is a measure of a company's level of indebtedness, calculated as the ratio between net borrowings and shareholders' equity. Management's objective is to restore a leverage ratio no higher than 0.5 following the implementation of the four-year plan.

	2008	**2009**
Leverage	0.74	**0.83**

Research and development

During 2009, innovation technology activities were implemented in accordance with the relevant plans. Responsibilities for the development of new technologies and implementation of new initiatives were divided up between the Asset Division, the Offshore Business Unit and the Onshore Business Unit, who were responsible for asset technology, offshore technology and onshore technology, respectively. Thirty-one patent applications were lodged by Saipem during the year.

Asset technology

During 2009, the Saipem Group's asset technology initiatives continued, with the aim of improving the sustainability of the Group's activities in terms of competitiveness, operational reliability and lower environmental impact through technological innovation.
In the Offshore Asset area, work has been continuing for some time on the detailed design of the main technical systems and subsystems for the launch and production facilities of the new pipelay vessel CastorOne.
With regard to research and development activities relating to operations in difficult conditions, the period saw the completion of the engineering phase of the project to develop a new method for towing long floating sections of pipeline using 'intelligent buoys'. The technology has now been definitively validated using physical and mathematical models and was used at the end of the year on a project in Saudi Arabia. Meanwhile, studies were concluded regarding pipeline installation in difficult-to-reach subarctic locations. The studies were conducted as a collaborative effort which involved the company's various engineering, operating and technology functions and represent a point of reference for future development initiatives regarding technology/capabilities for arctic operations.
Other significant R&D activities carried out in the offshore are during the year regarded:
- the study of innovative Field Joint Coating systems;
- the creation of a prototype system for simulating offshore lifting operations;
- development of high efficiency excavation technologies for certain critical operating scenarios;
- development of high capacity systems for pipe abandonment and recovery operations and the launch of large pipes in ultra shallow waters.

Finally, research activities were started, with the collaboration of university departments and spin-off ventures, for the remote monitoring of buckling during pipe launch operations.

Offshore technology

The Group's activities in the field of offshore technology in 2009 centred around the development of solutions (in terms of architecture, concepts and technologies) for offshore oil production. The aim of these activities is to develop new solutions and improve existing ones for the development of oil and gas fields in frontier (e.g. deepwater, arctic) areas, the monetisation of offshore natural gas reserves using offshore LNG technology and the exploitation of renewable energy sources.
The activities carried out in 2009 were very closely in line with the action plans established in 2008 for all technical areas, with an increase in particular in activities in the 'subsea processing' and 'floating LNG' sectors.
In the subsea processing area, the effort was focused on a series of tests on new systems and subsystems developed in previous years:

- tests on a liquid/liquid gravity separation device;
- tests on a proprietary cyclone compact separator and validation of results;
- tests on a new, patented multipipe gas/liquid gravity separation device and validation of the working principle. The tests were followed by preparatory work on the second phase of tests, which is planned to take place in 2010 (validation of results under actual flow conditions).

In the SURF (Subsea, Umbilical, Riser and Flowline) area, activities included the end of the main phase of tests on Saipem's proprietary pipe-in-pipe forged ends system. A number of other projects were also launched during 2009, including new risers for ultra deep water applications (up to 3,000 metres) for which solutions adaptable to a whole range of different scenarios were developed. Continuing on from activities carried out in the previous year, work was carried out on thermal insulation and anticorrosion technology.
A number of subsea field architecture studies requested by operators were carried out regarding field development in challenging conditions (particularly long tie-back distances or the presence of viscous oils, paraffin, gas and condensates). The studies concerned thermal and hydraulic sizing of flowlines and risers, identification of subsea treatment and pressurisation system requirements and work on the power transmission and distribution systems.
The floating LNG (FLNG) area saw an increase in activity that followed on from the work carried out in the previous year. The principal activities performed during 2009 were:
- concept development and screening for FLNG case studies requested by clients, plus development of associated technologies;
- launch of development work on a tandem offloading system employing a floating cryogenic hose.

In addition, work was carried out in the following areas:
- operations in arctic conditions, including identification of technology requirements and promising technologies related to ice management, operations in extremely cold conditions, operations in environmentally sensitive areas;
- Dry-Tree floating production systems, in which a number of operators have shown renewed interest, especially in connection with operations in West Africa.

Activities are also being carried out in the offshore renewable energy sector, with wind, wave and tidal energy recovery projects currently underway. Following the installation in 2008 of the prototype tidal energy conversion system, Saipem and its partners in the venture are currently working on the commercial application of the Sabella D10 turbines, which could potentially be installed off the coast of Brittany in the next few years.
A number of activities were also carried out during the year in relation to the use of renewable/clean offshore energy (especially wave energy recovery) in deep water oil and natural gas production. These activities are ongoing in 2010.
Finally, work to develop a Saipem proprietary thermal energy storage system continued during 2009. The project is partially financed using public funds and is being carried out in conjunction with industrial and academic partners.

Onshore technology

With continuous demand on a global scale from clients to design, build and modernise plants and assets with a view to achieving efficiency and sustainability, Saipem's current approach to technological innovation in support of its EPC activities (Engineering, Procurement, Construction) is to combine the development of unique proprietary technologies and related know-how with the application of the latest third party technologies.

In line with this approach, 2009 saw ongoing improvements in the performance of the proprietary urea production technology (Snamprogetti™), which to date has been licensed in 116 plants globally. Following the design of the world's three largest single train urea plants (Engro in Pakistan and Qafco V-VI in Qatar), which have a capacity of 3,850 tonnes/day, the conceptual design was developed for a 4,200 tonnes/day plant using the same consolidated process sequence.
The conceptual design for an ammonia mega-train with a 3,500 tonnes/day capacity capable of supplying a 5,000 tonnes/day urea mega plant was developed in collaboration with Saipem's partner Haldor Topsøe AS. In addition, a comparative study of a number of process solutions was performed as part of the zero emissions urea synthesis project.
In the MTBE cracking sector, following the improvements introduced in the catalyst preparation procedure, a new supplier for the catalysts used in the high-purity isobutylene production process was certified, allowing the supply requests for two new user licenses in India and Taiwan to be completed.
Work on the conversion of existing MTBE units into units for the production of ETBE for use as biofuel in Eni refineries was completed successfully, confirming the flexibility and reliability of Saipem/Ecofuel etherification technology in both standard and non-conventional units.
Saipem is currently completing the construction of the first ENSOLVEX industrial plant at the Eni R&M refinery in Gela (Italy). ENSOLVEX is a new technology for soil remediation and sediments contaminated by organic compounds.
Having been engaged for the first time as main EPC contractor on the GNL 3Z liquefied natural gas project in Arzew (Algeria), Saipem carried out work on the design systems necessary for the project, i.e. simulation of stable and unstable states, computational fluid dynamics, completion of the principal control systems, development of a simulation model for various sections and licensed units of the plant.
Saipem completed construction and commenced operation of the first semi-commercial scale Eni R&M plant for the removal of carbon dioxide emissions from refinery gases using microalgae biofixation. The biomass produced as a result could be used in the future for the production of biofuels.
Saipem has begun the work necessary to secure an order during the year from Enel for engineering services in support of the Eni-Enel CCS (Carbon Capture and Storage) programme.

During 2009, Saipem provided Eni with engineering and project management support in connection with the development of its proprietary technologies and related commercial applications, particularly the EST (Eni Slurry Technology) process, for which the first commercial plant was started up at the Eni R&M refinery in Sannazzaro.

Quality, health, safety and the environment

Quality

2009 saw all Saipem Group companies continue to fulfil their commitment to ensuring the implementation of the principles of the Group Quality Policy in the management of projects of all types and degrees of complexity and in the coordination of permanent organisational processes.
Significant progress was made, with the direct involvement of top management, in defining improvement targets for Group companies, identifying indicators for monitoring the performance of organisational processes and operating projects and in the continuous measurement of internal and external client satisfaction levels.

To ensure compliance with market requirements, which are extremely varied and competitive and with the international standard ISO 9001:2008, innovative project quality management and quality control tools continued to be implemented on the main Onshore, Offshore and Drilling operating projects as well as on the principal asset investment projects (with the objective of building efficient and competitive vessels and logistics bases).

2009 also saw the continuation or commencement of the following initiatives:
In the Corporate area:
- implementation of focus at Business Unit level in quality management system reviews for the Offshore Construction, Drilling, Onshore and Asset Procurement BUs;
- implementation of a project sponsored by top management for the review and reinforcement of Group customer satisfaction monitoring methodologies, including the definition of methodologies and IT support. Testing (on new projects and projects already being monitored) is currently underway;
- consolidation of methodologies for gathering, capitalising on and sharing Lessons Learned on Offshore, Onshore and Drilling activities, particularly in relation to projects in remote areas and hostile environments;
- the launch of an information and awareness campaign regarding the quality management system, involving the publication of a special supplement included with the in house magazine 'Orizzonti' and the distribution of a series of posters bearing a newly designed logo to Onshore and Offshore secondary offices;
- performance of an integrated audit of internal processes with a special focus on the application of the Golden Rules & Silver Guidelines defined by Saipem Top Management;
- the issue of sector-specific Quality bulletins informing Saipem personnel of improvement initiatives launched during 2009.

In the Onshore BU:
- mapping and redefinition of all performance indicators related to permanent and project processes;
- completion of General Procedures for the Onshore Engineering Function and planning of their circulation to all Operating Centres;
- updating of integrated construction system (SICON) to include all new customised quality control criteria for Aramco standards and Pipelines.

In the Offshore BU:
- continuation of the implementation of new methods for carrying out integrated design reviews, including aspects connected with interfaces with post-engineering fabrication and installation processes;

- launch of a project for the standardisation at group level of material and process traceability methodologies and systems in use on pipeline construction vessels (Pipe Tracking Systems);
- definition and launch of centralised coordination of QA/QC activities in Fabrication Yards (Dammam/Saudi Arabia, Ambriz/Angola, Karimum/Indonesia), with special emphasis on the conduction of NDT activities.

In the Drilling BU:
- launch of a management system for controlling tubular goods inspections;
- completion of system for monitoring the arrival of materials on board Offshore Rigs to enable quicker identification of areas for improvement.

In Asset and Procurement management:
- increase in/consolidation of support for vessel investment projects in terms of management approach and widespread control and monitoring of suppliers and yards (including the introduction of a standardisation, check and review process for the engineering phases);
- support with the standardisation of organisational structures, management systems and operating manuals on vessels belonging to the Saipem fleet, with the objective of harmonising onboard document/management systems and organisational structures;
- support for the review, rationalisation and standardisation of reporting systems in use on board Offshore Construction vessels (including the definition of a set of KPIs for measuring quality performance on vessels);
- support to procurement process through the monitoring of suppliers' compliance with quality requirements during the preparation of technical evaluations;
- improvement of Saipem's partnership with its suppliers, through workshops held with the aim of sharing, circulating and analysing quality management and control requirements applying to the provision of services and the supply of materials and packages.

Health

Saipem's health and medical service continued with its usual activities of prevention, protection and promotion and the provision of emergency medical assistance to employees at companies and operating sites, within the framework of the Health Management System.

Improvements continued to be made during the year to the e-Health system, which provides employees all over the globe with online access to information regarding health issues. The Health portal, which can be accessed via the Company intranet, is continuously updated to ensure that it carries reliable and up to the minute information (both general and work-related) regarding local and global epidemiological conditions, and infectious and non infectious diseases. The list of countries for which medical and health risks/information are provided is constantly updated and expanded, as is the content of the presentations.

Implementation and alignment of health surveillance activities in compliance with the requirements based on the applicable European directives and Italian law (Article 41 of Legislative Decree 81/2008). The health of all employees is monitored under a specific health surveillance programme which takes into account the risks associated with their work.
Transformation of the electronic database GIPSI (Gestione Informatizzata delle Prestazioni Sanitarie Individuali) into a health management archive in accordance with the requirements of Legislative Decrees 81/2008 and 106/2009.
Training sessions for new hires and young graduates regarding medical check ups and the aims and purposes of the health surveillance programme (Articles 36 and 37 of Legislative Decree 81/2008).
Periodic meetings attended by 'Employers', delegates and trade union organisations for the analysis of anonymous, aggregated data from health surveillance activities at company/business unit level and review of actions undertaken, held with the aim of disclosing company health activities pursuant to Article 35 of Legislative Decree 81/2008.
Periodic analysis of health care facilities in Italy with whom Saipem has an agreement in place. Saipem's Health and Medical Service has agreements with more than 20 Occupational Medicine Centres in Italy for the implementation of reliable and efficient health surveillance programmes. In this regard, the year saw the appointment of a number of designated company doctors ('Medico Competente'), distributed by Business Unit and geographical area and a coordinator (Article 18 of Legislative Decree 81/2008), with whom there is constant contact for the circulation of health protocols and the organisation of solutions aimed at ensuring the health of employees.
Training programme pursuant to Italian occupational medicine legislation (Articles 36 and 37 of Legislative Decree 81/2008), entitled Pre-Travel Counselling. The

aim of the programme is to facilitate and promote a travel medicine culture by keeping workers informed with regard to 'destination risks' through one-to-one presentations and training. Through a presentation of the country of destination, the workers is given information regarding the health/medical issues he/she may encounter and the most effective methods for preventing them (vaccination, prophylactic measures, correct behaviour). The training the worker receives is recorded on the GIPSI database.
Relations between the Simel function and important scientific organisations and institutional bodies (Ispesl, Simili, Siti, Ukooa, Icoh, Università 'La Sapienza', Ospedale San Raffaele) to share health surveillance protocols and in connection with the publication of articles in some of the most prestigious scientific journals.

The health manual 'Sì Viaggiare', published in Italian and English, is distributed to personnel of group companies travelling abroad for work. In addition to giving general advice for travellers, the manual provides information on the most common illnesses, and on risks connected with travel and climatic conditions and health-related risks.
The section of the intranet portal for the use of medical personnel is constantly updated with information, documentation, useful links, and trade/scientific publications and articles to ensure that personnel are kept informed on the latest scientific discoveries and information drawn from evidence based medicine. Medical personnel are encouraged to write articles for publication on the intranet portal. This allows them to contribute to an exchange of data, experiences, knowledge and initiatives with their colleagues.

Further advances were made during the year on the Malaria prevention programme, with the creation of an e-learning programme called 'Malaria training for medical personnel', which has been made mandatory for all Saipem medical staff working in areas of high malaria risk as well as more frequent training courses for employees working in these areas.

The year also saw the number of operating companies and sites in which the cardiovascular disease prevention and telecardiology programmes have been implemented continue to grow. There were also the first results of the application of the integrated telemedicine system on offshore vessels and remote sites. It is now possible to exchange images and opinions (even live) with members of Saipem's medical service.

Meanwhile, 5 posters were produced in-house for the Stop Smoking Campaign and are currently available on paper or in electronic format from the department's intranet site. In some countries (Croatia and Peru) the posters were also made available to local communities and authorities, who decided to use them in their own efforts.

2009 saw work near completion on the new prevention campaign that aims to target unhealthy lifestyles and inform personnel on the risks of alcohol and drug use and abuse. The posters and brochures for the campaign are due to be completed and distributed during the first six months of 2011.

Internal health audits ensure the constant monitoring and improvement of health management activities and, as such, continue to represent an integral part of the group's health management system.

During 2009, the ten Saipem doctors enrolled on the second edition of the MIOGATE Masters course in Oil and Gas Telemedicine and Telepharmacy successfully completed their training. A further eleven doctors began the course in December, including a doctor from a major international oil company.

Safety

During 2009, the LiS (Leadership in Safety) programme continued with its aim of promoting the Saipem Safety Vision globally through the direct involvement of Managers at local level.
In the two years since the programme was launched, there have been more than 300 LiS workshops, with the participation of more than 4,500 leaders in 31 different countries.
In 2009, the LiS strategy focused mainly on the implementation of phases 2 and 3 of the programme, whose aim is to transmit the LiS message to all workers and to develop their capacity to intervene effectively in hazardous situations.
More than 160 official communication events were held, involving more than 7,500 people (phase 2), while more than 100 'Five Stars' training sessions (phase 3) were organised for approximately 1,300 people.
2009 saw the programme achieve a greater level of penetration at local level within main contractor and client organisations. This created a sense of working towards the shared objective of a safe project or workplace.
The following significant events also took place in 2009:

- in April 2009, the CEO sent a video message to the entire Saipem workforce on the occasion of the 'World Day for Safety and Health at Work' in which he encouraged Saipem workers to take on board the principles of Leadership in Safety in order to a create a 'global culture of care';
- in June 2009, the Team that designed and developed the LiS programme received the prestigious Saipem Innovation Trophy;
- in July 2009, the LiS programme was presented to the members of the Board of Directors, who endorsed the Saipem Safety Vision.

A general HSE training plan was defined for all of Saipem, which establishes HSE training requirements for all professional roles based on the identification of HSE aspects deemed relevant to specific individual functions.

Following the success of the QHSE Forum in 2007, meetings were organised with Italian subcontractors to discuss the following topics: Saipem HSE requirements, subcontracting legislation and contract management.

A new programme for the monitoring of work environments at production sites in Italy and abroad with the aim of identifying industrial hygiene risks was designed and implemented during the year. Following the completion of the monitoring programmes, risk assessment documents were produced.
As part of the Industrial Hygiene monitoring programme, training on risks to which workers are most exposed was carried out.

In parallel with the monitoring programme at the production sites, from January 2009, a new survey and assessment campaign focused on Saipem office buildings throughout Italy was designed and implemented.

The efforts to update the HSE Document System continued apace with the reissuing of all documents to ensure their compliance with Legislative Decree 81/2008 and the requirements of OHSAS 18001 guidelines and ISO 14000.
This made it possible to extend the services of the HSE function to external clients. During the year, the Group secured a consultancy contract with an external consultancy firm to develop HSE systems and training activities (Eni Greenstream).

A project was launched during the year for the identification and prevention of major adverse events (i.e. events that could potentially cause fatalities, significant environmental damage, damage to the Company's image, negative impacts on projects, etc.), for which a series of Case Studies were developed. The Risk Assessment process conducted with a group of experts employing advanced technologies (BowTie® methodology) helped identify the critical safety factors on board an offshore vessel in terms of procedures, personnel know-how/competencies and equipment. All of these factors were studied and identified using the control systems and audits.

The accident that occurred on the S7000 has led the company to analyse and develop new safety guidelines for the complex systems used in offshore activities. The case studies examined took into consideration the risks generated by Dropped Objects and a Failure Modes and Effects Analysis.
The results of these analyses generated a series of Health and Safety requirements which are already being implemented in the design of new offshore vessels.

Environment

In the light of the increasingly restrictive International Regulations in place and with a view to reducing the environmental impact of Saipem activities, a programme for the monitoring of atmospheric emissions of offshore vessels was launched in 2008.
In 2009, the emission of pollutants (CO_2, CO, NO_x, SO_2, PM) by the Saipem 7000 was monitored over a seven-day period, with a special focus on the greenhouse gases produced by the vessel.
The results obtained were used to assess the vessel's compliance with the international regulations currently in force and to validate the emission factors used by Saipem in its environmental reporting.
The monitoring programme will provide information on the actual emissions produced by Saipem vessels and more reliable and specific emission factors than those available in the relevant literature, thus making it possible to establish feasible targets for emission reduction.
On the Castoro 10, testing is currently underway on the opsGHS software which is already in use on the Castoro Sei. The software provides a continuous calculation of emissions based on consumption figures and validated emission factors.

Recently, Regulation (EC) No. 1907/2006 of the European Parliament and of the Council concerning the

Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) came into force, which amended a significant part of EC regulations regarding chemical substances.
The principal objective of REACH is to improve knowledge of the hazards and risks for human health and the environment deriving from chemicals. In 2009, Saipem fulfiled all of its obligations arising from the new regulations, particularly in relation to cases where the Company is a downstream user or importer of chemical substances. A Standard with which all Saipem Companies will be obliged to comply, whose aim is the establishment of a management system for REACH requirements at Corporate level, is currently being completed.

In 2009, an environmental awareness campaign was launched in relation to five major areas: waste, hydrocarbon spills, energy saving, ecological footprinting and biodiversity. Information regarding the campaign is planned to be distributed during the first half of 2010. The campaign's objective is to raise awareness of environmental issues among Saipem employees at all levels.

Sustainability

During the year Saipem continued to work towards the complete and efficient integration of its sustainability approach in all of its business activities, both at Corporate level and in its various operating companies around the world.
The Sustainability Committee, which exercises a sustainability strategy setting role[1], met three times during 2009, stepping up its supervisory and review effort with regard to the various processes that make up the Sustainability model, which include reporting, planning, stakeholder relations and internal promotion activities.

Saipem's sustainability strategy, which aims to maximise the local content of its activities as a means of gaining a competitive advantage and achieving the integration of the business within the local socio-economic context, had its focus increased on promoting the creation of value for its stakeholders and strengthening relationships with host countries and communities, clients and local suppliers. This approach is aimed at promoting sustainable development in the areas in which Saipem operates and invests through the creation of wealth, achieved by fostering and developing local content and suppliers. To provide a quantitative evaluation of the socio-economic effects of the sustainability strategy, 2009 saw the implementation of the pilot project 'The sustainable value of Saipem's Local Content strategy'. The project involved the analysis and measurement of the direct, indirect and induced socio-economic impacts that the presence of the Ersai Caspian Contractor Llc base (Saipem's partner in Kazakhstan) generated in the local area in 2009.

Three categories of impact were analysed and measured:
- the economic value created, in terms of locally sourced purchases, taxes paid to local authorities, and remuneration of employees;
- employment created (direct, indirect and induced);
- human capital development, in terms of the greater pay expectancy over a five-year period for an employee that received superior training from Ersai.

For each impact category, the total impact (given by the sum of the direct, indirect and induced impacts) and the multiplication factor (which indicated the size of the impact) were calculated.

The results of the analysis showed that Saipem's Local Content maximisation strategy, as implemented at the Ersai base, had significant positive effects on the socio-economic development of the region, compared with a more traditional approach. Further details of the pilot project can be found in the 2009 Sustainability Report and the Kazakhstan Case Study.

Relationships with stakeholders

A number of projects were implemented in parallel during 2009 with the aim of improving stakeholder engagement activities and in particular increasing the level of transparency and information with regard to the Company's Sustainability strategies and performance.

In line with Saipem's strategic approach to sustainability as a business support tool and to ensure open and constructive dialogue with privileged

(1) The Sustainability Committee is chaired by the Saipem Chief Executive Officer and consists of all the Corporate Vice Presidents of the various functions, the Deputy CEO and CEO of Saipem sa, the Chief Operating Officers of the three Business Units, Offshore, Onshore and Drilling and the Director of Integrated Projects.

stakeholders, a system of information documents for internal use was implemented with the support of the three Business Units and Integrated Projects, with the aim of facilitating and improving the client communication process. The documents in question have been produced to support commercial and bid preparation activities and have been used in dialogue with client stakeholders connected with sustainability issues.

In April, PricewaterhouseCoopers certified the 2008 Sustainability Report, which focused mainly on areas where the company has a long-standing presence and on operating activities in these areas. Interactive versions of all documents are available on the redesigned Saipem website.

Saipem's Sustainability communication strategy was recalibrated with a view to making it better reflect the heterogeneous nature of its stakeholders, taking into account the differing characteristics and expectations of international stakeholders (such as major energy companies, investors and ratings agencies, international bodies/authorities, etc.), internal stakeholders (employees and trade unions) and local stakeholders (host communities, local authorities, National Oil Company, contractors, etc.).
To this end, special emphasis was placed on providing financial stakeholders with timely information on sustainability issues (regarding specific aspects such as CO_2, emissions and safety but also issues of a more general nature), while the content and functionality of the Sustainability section of the corporate web site - which constitutes the company's principal means of articulating its Sustainability strategy and providing Sustainability - related information on projects and areas of special interest - were radically overhauled.

In addition to the work on the web site, the second half of 2009 saw the various company functions participate in the redefinition of the structure of the Sustainability Report for the 2009 edition which, in line with the thrust of the year's operating activities, focused on the Local Content strategy as a distinctive characteristic of Saipem.

The year also provided further evidence of Saipem's strong commitment to local stakeholder relations. As an important element of its engagement strategy, Saipem produces and publishes Sustainability Case Studies on key countries or projects which have stood out for their good sustainability practices and which may represent a point of reference for future projects that have similar characteristics in terms of project type, country or geographical area. In 2009, the project Case Study 'Dampier to Bunbury Natural Gas Pipeline Stage 5A Expansion Project' (Australia) and the Country Case Study 'Nigeria' were published, while new Country Case Studies on Peru and Kazakhstan are in the process of being published.

With regard to Sustainability reporting, an information system integrated with the existing Group reporting and accounting systems was implemented during the year with the objective of improving the reliability and certifiability of the data and information used in the sustainability process and disclosed in reports. The system has been operational since the beginning of 2010.

Community sustainability projects

Sustainability projects continued in areas where Saipem operates, aimed at the development of local host communities through support programmes for business growth and local content development.

The 'Social and Economic Development Programme' implemented on the Peru LNG Export - CDB Melchorita project for example was a winner in the Sustainability category of the 2008 Saipem QHSE & Sustainability Awards. In addition to numerous initiatives in favour of local employees, the project stood out for its social and educational development programmes, women's micro-enterprise start-up programmes, and family support and health promotion initiatives.

Further details on sustainability strategies, programmes and actions can be found in the 2009 Sustainability Report, which is published on the web site Saipem and distributed to the Company's principal stakeholders.

Human resources

2009 saw a stabilisation in workforce numbers. At year end, Saipem had 36,468 resources, compared with 36,643 at year-end 2008, while Italian personnel numbers at year-end 2009 dropped slightly against the previous year, amounting to 7,018 resources, versus 7,366 at December 31, 2008. The slowdown witnessed compared with the growth recorded in previous years is largely due to market dynamics, as well as to the postponement of a number of major projects.
The stabilisation did not however affect the workforce rationalisation programme, which focused on critical professional roles and strategic competencies required for the pursuit of Saipem's business strategies and objectives.

From an organisational perspective, the initiatives aimed at achieving the objectives defined in the 'New Saipem Operating Model Development Programme' continued. The work carried out in this regard related to:

- optimising staff and business support synergies, activities and processes with a view to introducing a centralised shared services model at single country level (Angola, Algeria, Peru, Indonesia, UAE and Saudi Arabia);
- harmonising the operating models of Group companies;
- redefinition of the Saipem Document System in order to meet the operating requirements of the Group's network governance model;

A number of areas underwent organisational restructuring during the year:

- the organisational structure reporting to the Chief Financial Officer, with the aim of increasing the effectiveness and efficiency of the geographically based model used for the coordination of administration and control activities;
- the Human Resources, Organisation and ICT Department, with the aim of becoming more effective at satisfying the needs of internal clients by adopting a structure organised along Business Unit lines;
- the Multi Business Engineering function, with the aim of enabling the Business Units to coordinate the activities performed by the multi-business engineering centres more directly;
- the Floaters, Facilities and Leased FPSO Business Line, to increase its focus on commercial activities and to maximise the synergies between, on the one hand, activities and competencies pertaining to the construction of vessels for lease and, on the other, those pertaining to the construction of vessels for sale.

Post-Order activities (expediting, inspection, shipping and customs) were reorganised, with the definition of a model whereby Post Order activities are transferred within the Onshore Business Unit. This was done in order to provide the BU with additional levers for the management of Post Order activities and to obtain greater integration with the technical and management competencies involved in project implementation.
The year saw the completion of the rationalisation project at the group's Italian subsidiaries. The project achieved greater overall efficiency through a simplification of shareholding structures, a focus on the core businesses of the companies and the identification of organisational solutions and configurations that maximise the synergies of operating and staff structures involved.
Finally, the Complexity and Cost Structure rationalisation programme was concluded during 2009. The programme comprised the definition and implementation of measures to reduce complexity, optimise cost structures, improve the effectiveness of

cost planning, allocation and control processes and manage the impact of these measures on organisational structures and work processes.

With regard to selection and recruitment, 2009 saw the analysis and rationalisation of the human resource selection, training and development processes in order to achieve better alignment with the current labour market and to adapt to the new business model, under which staff/services are moved closer to business operations.
Activities regarding the selection process were aimed at optimising the recruitment phase in anticipation of a recovery on the labour market: a review of selection procedures was carried out, contractual conditions for the supply of external search and selection services were redefined and renegotiated and the Saipem recruitment Portal, eFesto, which is either already operational or in the process of being made operational in a large number of the overseas operating companies in Europe, North Africa, India, the Caspian Sea area and the Far East, was enhanced to include a number of new functions.
With regard to training activities, the year saw the launch of numerous professional training initiatives, some of which were made possible by the opening of the Corporate Training Center in Chennai (India), where a number of courses for Indian personnel to be employed in international roles were organised. Other important initiatives were the three-month course for 'Prefabrication Supervisors' at the Arbatax site, which is designed to equip course attendees with the critical skills needed to fill offshore fabrication roles, and the 'Field Engineering' course, which commenced in autumn. Finally, 'law compliant' training was organised, involving the implementation of a series of seminars and courses relating to the new work safety legislation introduced under Legislative Decree No. 81/2008, the design of courses, content and e-learning applications for training related to Legislative Decree No. 231/2001 and 81/2008, the introduction of new policies regarding security and the promotion of the Code of Ethics.
Human resource development activities during the year focused on the review and updating of a number of the methodologies and tools available to management for monitoring, assessing and developing resources. As part of a wider programme aimed at redefining the Leadership model, the year saw the completion in Italy of the second phase of the Feedback 360° programme involving all senior managers in key positions and young developing managers. Meanwhile, the first phase of the same programme began at Saipem sa.
In addition, a programme known as 'project Generation Y' was launched, which aims to increase the use of the technology and opportunities offered by web 2.0 and by the rising popularity of social networking in resource management and development.

Market trends and global economic conditions dictated a cautious attitude in relation to Compensation systems and policies during the year. Variable incentive plans and retention systems were carefully monitored – in particular the more 'aggressive' plans introduced in the previous two year period during which the labour market used by Saipem was extremely turbulent.

(units)	Average workforce 2008	**Average workforce 2009**
Offshore	10,334	**12,181**
Onshore	15,224	**14,470**
Offshore Drilling	1,581	**1,531**
Onshore Drilling	4,067	**4,588**
Staff positions	3,287	**3,454**
Total	**34,493**	**36,224**
Italian personnel	7,044	**7,218**
Other nationalities	27,449	**29,006**
Total	**34,493**	**36,224**
Italian personnel under open-ended contract	5,974	**6,322**
Italian personnel under fixed-term contract	1,070	**896**
Total	**7,044**	**7,218**

(units)	Dec. 31, 2008	**Dec. 31, 2009**
Number of engineers	7,071	**7,107**
Number of employees	36,643	**36,468**

During the year, the international Global Grading benchmark project was completed. This involved the development of an internal grading system based on typical positions in Saipem's market sector, for use worldwide. The aim is to provide a standard and effective method of benchmarking for all foreign companies, which will aid the interpretation of local compensation analyses, the definition of local compensation structures and the coordination of the internal labour market in terms of mobility and international wage comparisons. As a result of this development, 2010 will see the introduction of a new system for the definition of expatriation compensation packages.
In relation to management incentive schemes, the current short-term monetary incentive scheme was confirmed during the year and, in order to continue to support the Company's operating performance in the long-term, it was decided to also maintain the long-term monetary scheme, which is linked to the Company's performance during the three-year period 2009-2011. However, for 2009 only, it was decided to suspend the Stock Option Plans due to the high instability and volatility of the share price and markets, which were strongly affected by exogenous variables. Annual monetary incentives based on actual 2008 management performance were paid out in April to 221 Italian senior managers (79.5% of total senior managers), with a total cost outlay of €6,047,000 (20.8% of the total compensation at January 1, 2009). The new targets for 2009 for the same population of senior managers were also defined during the year. Additionally, July 2009 saw the allocation of deferred monetary incentives to 221 senior managers (excluding executive directors), equal to 79.5% of senior managers, with a total cost outlay of €4,667,500.

In industrial relations, the year saw the beginning of discussions with national representatives of trade union organisations from the Energy and Maritime sectors with respect to the renewal of the agreement relating to the seagoing allowance for seamen serving on board special vessels. There were also discussions with energy sector trade union representatives to define the productivity indicators to be used in calculating the 2009 annual performance bonus for Saipem and Saipem Energy Services SpA production sites and sectors, while the agreement regarding regulations for 'onshore site and office-based assignments' was renewed, including the definition of the allowances to be paid out in three installments, expiring December 31, 2012.

Finally, the consultation procedures required by labour legislation in relation to the mergers by incorporation of Intermare Sarda into Saipem Energy Services SpA and Snamprogetti Sud into Saipem and the sale/transfer of Saipem Energy Services SpA/Onshore Division to Servizi Energia Italia SpA were completed. As a result of the procedures, specific agreements with trade union organisations were reached.

In terms of HR Control activities, 2009 saw the implementation – with the introduction of new functionalities – of the new release of GHRS, Saipem Group's human resource management system (the GHRS Reloaded project), the creation of a new organisational unit and the design of a new integrated governance and control model for HR processes and activities (HRPG system).
The scope of the GHRS Reloaded project was to rationalise the existing functionalities and address new requirements that have emerged over recent years, with the overall aim of improving both GHRS itself and the HR processes that interacts with it.
The HRPG System (the integrated HR Control system), was developed in order to establish close, logical connections between the numerous, very diverse processes and activities within the Human Resources, Organisation and ICT Function. The system was developed with a view to achieving cost and operating efficiency for the benefit of the HR function's internal clients/partners in the Business Units and Functions. The system will enable the performance of the various organisational structures to be recorded and analysed, thus making it possible to define and implement appropriate follow-up corrective actions to resolve critical issues.

Information technology

The company's main information systems were subjected to numerous change initiatives during the year, with revisions of system architecture and upgrades carried out for the SAP R/3 systems, the SAP BW-based datawarehouse and the Oracle Peoplesoft-based personnel management system, GHRS.
The year's principle initiative, called 'IBIS Consolidation' (i.e. relating to the Integrated Business Information Systems investment programme), focused mainly on the upgrade to SAP R/3 version 6.0 and a review, carried out in parallel with the upgrade activities, of the work processes supported by the application, with the aim of adopting the new functionalities offered by the new version. In terms of functionalities, the main initiative during the year was the enhancement of the current IBIS model through the design and implementation of an accounting model for managing working capital by project based on SAP New General Ledger. The project, which will be implemented over a number of years, will replace, where possible, custom applications with native functions.
The complexity of having the upgrade project coexist with routine application updates made it necessary to limit the implementation of new SAP functionalities and roll outs. Consequently, a limited number of operations of this type were carried out during the year, in accordance with business priorities. These were a review of the application at Saipem Energy Services SpA, the integration of Snamprogetti Sud, a roll out at Saipem Contracting Algerie SpA and technical preparation activities at Petrex SA in Peru, with roll out to be performed during 2010.
In addition to the SAP R/3 project, the review of the Data Warehouse system was also carried out. This project principally affects the Procurement and Human Resources functions.
The new Workload Management System (WMS) – the integrated system for project resource workload planning and control introduced at the end of 2008 – can now be considered a fully-fledged company information system, following its widespread adoption in group companies that perform onshore engineering services. At the same time as the roll outs performed at Saipem India Project Ltd, Global Petroprojects Services AG and Saipem sa, work to adapt the system to the offshore operating model was started. The work addressed the offshore requirements of the Sharjah branch of Saipem SpA, of Saipem Energy Services SpA and of Saipem sa. In addition, an analysis of the requirements relating to offshore operations was performed.
The IBIS initiative concerning the development of a common document management methodology for all business units continued during the year. A first pilot version of the system is due to be launched during the first half of 2010. Further progress was made on the implementation of the DAMS-Asset document system for the management of technical documentation relating to company assets. The year saw the moving into production of onboard technical documentation from the Saipem 3000, using a solution that integrates the centralised document repository system DAMS, which is based on EMC-Documentum, with an on-board document retrieval system based on EMC-E-Room.
In the business support area, the year saw the bulk of the work carried out on a shared development plan for a series of new functions for the SmartPlant Materials and Reference Data application suite, under Saipem's partnership with software supplier Intergraph. Saipem expects to fully exploit the suite's bulk materials management components at its engineering centres, sites and fabrication yards. Intergraph is working to an aggressive development schedule that should lead to the completion of the remaining engineering material specifications functions during 2010. This should enable Saipem to define a multi-year change plan which will see the replacement of an application suite developed in-house, which is still in use in the onshore

unit and which represents a potential operating risk that needs to be mitigated and eventually eliminated.
Meanwhile, positive results were achieved during the year in terms of the development of applications for Construction and Fabrication, using commercially available software (FBit, Bentley ConstructSim, Intergraph Isogen and Spoolgen, and Oracle Primavera) that was enhanced and integrated with custom modules developed in-house and tailored to Saipem's specific construction needs (SICON, Sistema Integrato di Construction Management/Integrated Construction Management System and Piping Tracking System or PTS). These systems were used with an innovative approach and a high level of integration at the Khurais site in Saudi Arabia with satisfactory results and were also widely adopted at other production sites, in particular in Algeria.
New Infrastructure and Operations initiatives include the WIE - Windows Infrastructure Evolution project, whose objective is the Group-wide overhaul of infrastructure and workstations, with the introduction of the functionalities offered by the latest Microsoft platforms. The project's objective is the adoption of a centralised management model equipped with automated software distribution and offering new user services. The project is due to be completed in 2010, when the new architecture will be deployed at all Saipem offices.
In telecommunications, the year saw an international tender held in collaboration with Procurement for the renewal of the contract to supply VSAT services to the Saipem fleet. The supplier that won the contract, Telespazio, will carry out a programme of technology upgrades in order to guarantee an improved performance but with significantly reduced running costs.
Meanwhile, the year saw the continued introduction of the integration services which – thanks to the use of IP technology for the transmission of voice conversations over a data network – will generate savings in telephony costs. The initiative, which is being carried out in cooperation with Eni, will continue in 2010 and will be eventually extended to all operating sites.
With regard to ICT governance, and in particular information security, the monitoring activities required to ensure compliance with the Sarbanes-Oxley Act and Law 262 were carried out successfully during the year. Compliance activities have become an integral part of ICT processes – in 2009 further progress was made on the project for the adoption of a control system based on the international ISO framework 27001, with a view to improving the ICT Governance Model for the whole Saipem Group. Assessments were carried out at sixteen Group companies and remediation measures are currently being implemented in the areas of weakness identified with a view to achieving continuous improvement. This approach, coupled with an intelligent use of the latest security technologies, enable Saipem to reduce the risk of exposure of company systems and data to security threats, which are increasingly commonplace in connection with the internet and associated systems.

The IBIS Continuous Improvement function managed the implementation of initiatives related to the continuous improvement of the IBIS Integrated Business Information System and the diffusion of the IBIS model at Group level, providing support to the various companies involved in developing know-how and skills with regard to the correct use of the applications. The IBIS Consolidation project required support in particular with the analysis of the new functionalities provided by the new version of SAP and with functional and technical rationalisation in relation to the development of Cash Flow and Working Capital management functions. Finally, the function completed the development of new operating methodologies and standards which ensure compliance with segregation of duties principles in relation to company applications.

Corporate Governance Report and Shareholding Structure,

pursuant to Article 123-bis of Law 58/1998[1], approved by the Board of Directors on March 10, 2010

Issuer profile

This Report is designed to provide a general and complete overview of Saipem SpA's ('Saipem') corporate governance system. In order to comply with applicable laws and stock market listing standards, in keeping with the recommendations of Borsa Italiana SpA and of the relevant business associations, the Report also furnishes information regarding Saipem's ownership, its compliance with the corporate governance codes established by institutional bodies and the relevant commitments to observe them, as well as the choices that the Company has made in implementing its governance. This Report is available at Saipem's headquarters, published on Saipem's website www.saipem.it, and sent to Borsa Italiana SpA in accordance with set rules and deadlines.

Principles

Saipem is an internationally-oriented industrial group which, because of its size and the importance of its activities, plays a significant role in the marketplace and in the economic development and welfare of the individuals who work or collaborate with Saipem and of the communities in which it operates.
Saipem undertakes to maintain and strengthen a governance system in line with international best practice standards. The complexity of the situations in which Saipem operates, the challenges of sustainable development and the need to take into consideration the interests of all people having a legitimate interest in the corporate business ('Stakeholders'), increase the importance of clearly defining the values and responsibilities that Saipem recognises, accepts, acknowledges and shares, contributing to a better future for everybody.

Compliance with the law, regulations, statutory provisions, self-regulatory codes, ethical integrity and fairness, is a constant commitment and duty of all Saipem's people, and characterises the conduct of Saipem's entire organisation.
All personnel working for Saipem, without distinction and/or exceptions, are committed to observing and enforcing the following principles, within their own function and responsibilities, in addition to the values and principles in matters of transparency, energy efficiency and sustainable development, as stated by Institutions and International Conventions.

The belief of acting in Saipem's interests cannot in any way justify the adoption of practices contravening these principles.

Business ethics

Saipem's business and corporate activities must be carried out in a transparent, honest and fair way, in good faith, and in full compliance with competition protection rules.
Specifically, Saipem applies the OECD (Organisation for Economic Co-operation and Development) guidelines for multinational companies.

Stakeholders

Saipem is committed to respecting all stakeholders with whom it interacts in business, as it believes that they are an important asset to the Company.

Labour protection and equal opportunities

Saipem respects the universally recognised core labour standards contained in the Fundamental Conventions of ILO (International Labour Organisation); it

(1) The Report on Corporate Governance is published on Saipem's website www.saipem.it, in the 'Investor relations' section under 'Corporate Governance'.

guarantees the freedom to form a union and the right of collective bargaining; it repudiates any form of forced or juvenile labour and/or discrimination. In addition, Saipem is an equal opportunity employer and guarantees its employees equal treatment based on merit.

Development of professional skills
Saipem values and promotes the development of skills and competencies of each employee in addition to team work, so that energy and creativity of the individual can realise its full potential.

Diversity
Saipem's business conduct is inspired by the respect it affords to cultures, religions, traditions, ethnic diversity and the communities in which it operates, and strives to preserve their biological, environmental, social, cultural and economic identities.

Cooperation
Saipem is committed to promoting the quality of life and the social and economic development of the communities in which the Group operates.

Health and Safety
Saipem ensures ever-increasing health and safety standards for its employees and the communities in all areas of the world where it operates, and faces all challenges by applying a new safety vision: 'to be winners through passion for safety'. The rationale underlying this safety vision is that being safe is to be more efficient in terms of business performance. In 2007, Saipem started implementing an innovative and interactive safety training programme called Leadership in Safety - LiS, aimed at creating a strong safety culture throughout the Company by turning its leaders into safety leaders. A series of LiS workshops were held, and tools were created for personal development, namely questionnaires posted on the Company website, safety guides for structured communication, films, publications and documents endorsed by members of the Board of Directors.

Environmental protection
Saipem is committed to protecting the environment and ecosystems involved in its business operations and strives to achieve the sustainability goals set by the international conventions Italy endorses.

The Code of Ethics
At the meeting of July 14, 2008, the Board of Directors of Saipem SpA approved the new organisational, management and control Model pursuant to Legislative Decree No. 231 of 2001 (Model 231)[2] and the document 'Sensitive activities and specific control standards', which forms part of Model 231.
Model 231 includes the new Code of Ethics which replaces the Code of Practice and is a compulsory general principle of Model 231 itself.
The Code of Ethics clearly defines, in compliance with the provisions of law, the values that Saipem recognises and accepts, as well as the responsibilities the Company assumes both internally and externally. It imposes fairness, honesty, integrity and transparency in operations, conduct, working practices and relations both internal and external to the Group; the Board of Directors ensures adherence to the Code through the annual report of the Guarantor of the Code of Ethics, whose responsibilities have been delegated to the

(2) Model 231, inclusive of the Code of Ethics, is published on Saipem's website www.saipem.it in the 'Investor relations' section under 'Corporate Governance'.

Compliance Committee of Saipem SpA and which, pursuant to Article 6, paragraph 1 of Law Decree 231 of 2001 has been granted 'independent powers of initiative and control'.
Saipem sent Model 231, together with an accompanying letter, to all Italian and foreign companies in which it has a holding, underlining the fundamental importance that they adopting their own Code of Ethics and organisational model defining, in compliance with local legislation, the values recognised, accepted and shared by Saipem, as well as the responsibility it assumes towards stakeholders in Italy and throughout the world.
In compliance with Confindustria (Italian Manufacturing Companies Association) guidelines and the most recent courts decisions, the Board of Directors, at the Audit Committee's proposal, resolved, at their meeting of July 14, 2008, to appoint two external members to the Compliance Committee, to further guarantee its independence. These additional members were selected from among academics and professionals with proven expertise, one of whom took on the role of Chairman of the Committee.
In 2008, the Technical Secretariat of the Compliance Committee was established to monitor the evolution of the relevant laws and courts decisions, to draw up proposals for the continuous update of Model 231, to collate and review information and documents received from Saipem offices, and to inform the 'addressees' of the Model of the Committee's decisions and monitor their implementation.
With these initiatives, the Board of Directors further strengthened the internal control system, in the firm conviction that the Company's business activities, whose aim is the creation of value for its Shareholders, must be founded on a principle of fair conduct towards all stakeholders (comprising, besides the Shareholders, employees, suppliers, clients, commercial and financial partners, as well as the communities the Group comes into contact with in the countries where it is present) and that this including the promotion of important social initiatives, in a continuous effort to foster amongst stakeholders an awareness that only a business approach that seizes the opportunities and manages the risks resulting from economic, environmental and social development generates long-term value for all parties involved.

Sustainability Report[3]
The Code of Ethics includes the general principles underpinning Saipem's sustainability policy, detailed in the Saipem Sustainability Report which has been produced annually since 2000, and is used to promote the sustainability culture and monitor initiatives and performance. The report is proof of the growing commitment of Group companies to share values and safeguard Quality, Health and Safety and the Environment, key factors for the success of the business and to improve the social, cultural and economic context in which Saipem operates.
Saipem's approach to Quality, Health & Safety, Environment and Sustainability is based on principles, policies and processes that are governed by certified management systems and a decentralised organisation best suited to Saipem's business as a global contractor for the energy industry. Sustainability is a consistent and responsible way to ensure the creation of value for stakeholders in this industry, for which every challenge requires safe, reliable and innovative solutions. For Saipem, the Sustainability Report represents the most important tool for reporting on activities and results as well as for informing and engaging with stakeholders.

Saipem's organisational structure
Saipem's organisational structure is based on the traditional administration and control model where the Board of Directors is the central body, solely responsible for the Company's management.
Supervisory and control duties are the responsibility of the Board of Statutory Auditors whereas the External Auditors, appointed by the Shareholders' Meeting, are responsible for auditing the accounts.
The Shareholders' Meeting manifests the will of and binds the Shareholders, through resolutions adopted in compliance with the law and the Company's Articles of Association.
The Shareholders' Meeting has appointed the Board of Directors for three years.
The Board of Directors has appointed the Chairman, a Deputy Chairman - CEO, and a Managing Director for Business Support and Transversal Activities - Deputy CEO.
The Chairman has the power to represent the Company, pursuant to Article 21 of the Company's Articles of Association.

(3) The Sustainability Report is published on Saipem's website www.saipem.it in the 'QHSE and Sustainability' section under 'Sustainability Report'.

The Board of Directors has also set up two internal corporate committees, with consultative and advisory functions: the Audit Committee, composed of non-executive independent Directors, and the Compensation Committee, composed of a majority of independent Directors, all of whom are non-executive Directors.
The Company is a subsidiary of Eni SpA and is therefore subject to the direction and coordination of the Parent Company, pursuant to Article 2497 of the Italian Civil Code.

Saipem's shareholdings

at December 31, 2009, disclosure required by Article 123-bis of Law 58/1998

Share capital distribution

- At December 31, 2009, the share capital of Saipem SpA amounted to €441,410,900; it is fully paid up and comprises No. 441,265,604 ordinary shares, equal to 99.97% of the share capital, of the nominal value of €1 each, and No. 145,296 savings shares, equal to 0.03% of the share capital, of the nominal value of €1 each, equal to 0.03% of share capital, both of which are listed on the Milan Stock Exchange. Shares cannot be divided and each share carries the entitlement of one vote. Saipem's Shareholders enjoy, and are limited by, all relevant rights afforded by law. Savings shares are convertible at par with ordinary shares; they enjoy a higher dividend than ordinary shares equal to 3% of the share nominal value. On January 14, 2010, the Savings Shareholders' Meeting confirmed Mr Roberto Ramorini as their collective representative for the following three years.
No other financial instruments have been issued by the Company that allocate the right to subscribe newly-issued shares.

Restrictions on the transfer of shares

- No restrictions exist on the transfer of shares.

Relevant shareholdings

- Based on information available and notifications received pursuant to Article 120 of Law 58/1998, Shareholders owning a stake in Saipem SpA in excess of 2% at December 31, 2009, are:

Shareholders	Number of shares	% of capital
Eni SpA	189,423,307	42.910
Capital Research and Management Co	21,656,293	4.908
Blackrock Investment Management (UK) Ltd	11,363,254	2.575
Alliancebernstein LP	8,981,488	2.035
FIL Ltd	8,898,844	2.016

Shareholders breakdown by geographical area based on 2008 dividend payments

Shareholders	Number of Shareholders	Number of shares	% of capital
Italy	28,083	282,129,570 (*)	63.93
Other EU Member States	890	49,330,026	11.19
Americas	617	67,377,204	15.27
UK and Ireland	246	25,532,916	5.78
Other European States	108	4,084,053	0.93
Rest of the world	205	12,957,131	2.90
Total	**30,149**	**441,410,900**	**100.00**

(*) Includes treasury shares with no dividend entitlement.

Shareholders breakdown by size of holding based on 2008 dividend payments

Shareholders	Number of Shareholders	Number of shares	% of capital
> 10%	1	189,423,307	42.91
> 2%	4	50,899,879	11.53
1% - 2%	8	49,473,309	11.21
0.5% - 1%	10	33,169,695	7.51
0.3% - 0.5%	6	10,491,616	2.38
0.1% - 0.3%	61	46,268,998	10.48
≤ 0.1%	30,059	61,684,096	13.98
Total	**30,149**	**441,410,900**	**100.00**

Shareholders rights restrictions

- All Shareholders enjoy the same rights.

Exercise of voting rights

- Employees who hold Saipem's shares enjoy the same voting rights as ordinary shareholders.

Voting rights restrictions

- No restrictions exist on voting rights.

Agreements as per Article 122 of Law 58/1998

- No known agreements exist amongst Shareholders, as per Article 122 of Law 58/1998.

Change of control clauses

- Saipem SpA and its subsidiaries are party to significant agreements that become effective, are amended or terminated if there is a change in the control of Company by the current main Shareholder Eni SpA (change of control clauses).
  Specifically, these clauses relate to:
  - **financing** currently held with third-party credit institutions or with Eni, which, at December 31, 2009, amounted to a total of €3,524 million.
    Should there be a change of control, Saipem may be requested to repay the loaned capital and related interests in advance of the contractual terms and conditions.
    Replacing the aforementioned financing on the market and taking into account the adjustment in the risk profile of the Company, would result in an increased annual financial outlay that is estimated at approximately €32.8 million;
  - **bank guarantees** amounting to a total of €4,854 million.
    Should there be a change of control, Saipem may be requested to release all Eni lines currently utilised against bank guarantees.
    Replacing existing lines on the market, taking into account the adjustment in the risk profile of the Company, would result in an increased annual financial outlay that is estimated at approximately €2.9 million.

Indemnification for Directors in case of dismissal, resignation or termination following a public purchase offer

- There are no agreements indemnifying Directors in case of dismissal/revocation of their appointment without just cause, resignation or termination following a public purchase offer.

Directors' appointment or replacement, and modifications to the Articles of Association

- Procedures regulating the appointment of Board Directors are illustrated under the item 'Board of Directors'. The Board of Directors has the power to amend the Articles of Association to comply with the provisions of law.

Share capital increases and buy-back of treasury shares

- The Board of Directors does not have the power to increase the share capital, pursuant to Article 2343 of the Italian Civil Code.
  The number of treasury shares held by the Company at December 31, 2009 was 5,651,047, equal to 1.28% of the share capital.

Corporate Governance Code

The corporate governance of Saipem SpA is based on international best practice standards and, in particular, on the principles of the Corporate Governance Code (hereafter Code) of listed companies approved in 2006 by the Corporate Governance Committee and promoted by Borsa Italiana SpA (available at www.borsaitaliana.it), in addition to all relevant provisions of regulations issued by Consob (Italy's Securities and Exchange Commission).

The Board of Directors of Saipem SpA, at their meeting of November 9, 2000, resolved to adopt the Code and has aligned its Corporate Governance to amendments made to the Code in 2002.
At their meeting of December 14, 2006, the Board of Directors moved to adopt the recommendations and principles of the Code in its current version, and to monitor its application.
This annual corporate governance report was prepared, as in previous years, in compliance with the 'Annual corporate governance guidelines' of Borsa Italiana SpA of 2003, and tables and suggestions provided under the 'Guide for the preparation of corporate governance reports' issued by Assonime and Emittenti Titoli SpA in 2004, and utilising the format of Borsa Italiana SpA (2nd Edition - February 2010). The Company strived, consistently with the characteristics of its business activities and corporate objectives, to provide correct, exhaustive and effective information, in line with market requirements.
Saipem SpA and/or its strategic subsidiaries are not subject to any non-Italian legal requirement that may influence the Corporate Governance of the Issuer.

Risk management systems and internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability[4] of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The guidelines on internal controls over financial reporting approved by the Board of Directors on October 29, 2007, define rules and methodologies on the design, implementation and maintenance of the internal control system over Saipem's financial reporting, as well as on the evaluation of the system's effectiveness.
These guidelines have been designed in accordance with the provisions of the aforementioned Article 154-bis of Law 58/1998 and of the US law Sarbanes-Oxley Act of 2002 (SOA) which Saipem is required to comply with as a subsidiary of Eni whose securities are listed on the New York Stock Exchange (NYSE), and based on the COSO Report ('Internal Control - Integrated Framework' published by the Committee of Sponsoring Organizations of the Treadway Commission).
In accordance with international accounting principles, these guidelines are applicable to Saipem SpA and its direct and indirect subsidiaries, in consideration of their relevance for the preparation of financial reporting. All controlled companies, regardless of their relevance for Saipem's internal control system, use the guidelines as a reference for the design and implementation of their own internal control system in order to ensure it is adequate in relation to the size of the company and the nature of its business.

Main features of the risk assessment and internal control systems for the purposes of financial reporting

The internal control system was designed in accordance with two fundamental principles: to extend control to all levels of the organisational structure, consistently with operating responsibilities; and the sustainability of controls in the long-term, so as to ensure that the performance of controls is increasingly integrated and compatible with operational requirements.
The design, implementation and maintenance of the internal control system are ensured through: risk assessment, control identification, evaluation and reporting.
The risk assessment process has a top-down approach aimed at identifying those organisational departments, processes and specific activities that bear a risk of unintentional errors and/or fraud, which could have a material impact on the financial statements.
The identification of companies that fall within the scope of the system of internal controls is based both on their contribution to the consolidated financial statements (turnover, net revenues, profits before taxation) and their relevance in terms of processes and specific risks[5]. Among the companies identified as relevant for the purposes of internal controls, significant processes are then identified based on an analysis of quantitative factors (processes involved in the preparation of financial statements items in excess of a certain percentage of profits before taxation) as well as qualitative factors (for instance: complexity of the accounting treatment used for an item; new items or significant changes in business conditions).

(4) Reliability (of reporting): ensuring that reporting is correct, in accordance with generally accepted accounting principles and in compliance with current laws and regulations.
(5) Companies subject to internal controls include those incorporated under and regulated by non-EU member state legislations, for which the provisions of Article 36 of Consob Market Regulations apply.

Risks are assessed for relevant processes and activities, i.e. potential events whose occurrence could compromise the achievement of the control objectives for financial reporting (for instance financial statements assertions). These risks are prioritised in terms of their potential impact and probability of occurrence, based on quantitative and qualitative parameters and assuming no controls. Saipem carries out a specific assessment on risks of fraud[6], using a methodology based on the 'Anti-fraud Programmes and Controls' included in the guidelines on internal controls over financial reporting.
Controls are defined for the individual company, processes and associated risks deemed relevant. The control system comprises of entity level controls, which operate across the relevant entity (Group/individual company) and process level controls.
A checklist based on the model adopted in the COSO Report divides entity level controls into five components (control environment, risk assessment, control activities, IT systems and information flows, monitoring activities). The 'control environment' component includes all activities relating to the definition of time-frames for the preparation and publication of financial results (interim and annual financial statements and associated financial calendars); the 'control activities' component covers organisational and regulatory structures that guarantee the achievement of financial reporting objectives (for instance the review and updating by specific departments of Group rules for preparing financial statements and charts of accounts); the component 'IT systems and information flows' includes management controls over the consolidation process (Mastro).
Process level controls are divided into specific controls, which are all activities, manual and automated, aimed at preventing, identifying and correcting errors and irregularities occurring during operating activities; and pervasive controls, which are structural elements of the internal control system aimed at establishing a general environment which promotes the correct execution and control of operational activities (for instance segregation of incompatible duties and general IT controls).
Specific controls are detailed in ad-hoc procedures which define company processes and the 'key controls', whose absence or non-implementation entails the risk of significant error/fraud in the financial statements which cannot be detected by other controls.
Entity level controls and Process Level Controls are constantly monitored to evaluate their design and operating effectiveness; this is done through ongoing monitoring activities carried out by the managers in charge of the relevant processes/activities, and through separate evaluations carried out by the Internal Audit Department in accordance with an audit plan provided by the Chief Financial Officer/Manager responsible for preparing financial reports[7] which defines the audit scope and objectives to be implemented through agreed upon audit procedures.
Monitoring activities flag-up possible deficiencies in the control system; these are evaluated in terms of probability of occurrence and impact on Saipem's financial reporting and – based on their significance – are classed as 'deficiencies', 'significant weaknesses' and 'material weaknesses'.
The findings of monitoring activities regarding the state of the internal control system are reported on periodically using IT tools that ensure the traceability of information relating to the adequacy of design and the operating effectiveness of controls.
The work of the CFO/Manager responsible for preparing financial reports is supported by various departments within Saipem, whose responsibilities and tasks are set forth in the aforementioned guidelines. Specifically, internal controls involve all levels of Saipem's organisation, from operations and business managers to function and administrative managers. In this organisational context, a very important figure of the internal control system is the risk owner, who carries out line monitoring activities, evaluating the design and operating effectiveness of specific and pervasive controls and producing reports on monitoring activities.

The Board of Directors

The Board of Directors fulfils a pivotal role for the internal control system, as it defines the guidelines of the organisational, administrative and financial structure of the Company and main Group subsidiaries. It also defines, having reviewed the proposals put forward by the Audit Committee, the guidelines of the internal control system, to ensure that main risks for the Company and its subsidiaries are identified, measured, properly managed and monitored. When defining these guidelines, the Board applies sector

(6) Fraud: for the purposes of the Internal Control System, this refers to any intentional act or omission that may result in false representation or misleading reporting.
(7) Additional information on the Chief Financial Officer/Senior Manager in charge of financial reporting are provided under its dedicated section.

regulations and takes into account both national and international reference models and best practices. Finally, the Board of Directors, with the support of the Audit Committee, assesses annually the adequacy, effectiveness and efficiency of the internal control system as a whole in relation to Saipem's characteristics. At their meeting of March 10, 2010, the Board examined the 2009 Report of the Senior Manager in charge of the internal control system (as at March 10, 2010) and its findings on Saipem's internal control system. Following their examination, and taking into consideration initiatives currently underway, the Board deemed Saipem's internal control system adequate, effective and efficient.

Executive Director responsible for the internal control system

The Board of Directors, at their meeting of April 22, 2009, appointed the Deputy Chairman and CEO the executive director responsible for supervising the functionality of the internal control system, constantly ensuring its adequacy and operating effectiveness with the support of the Audit Committee and the Internal Audit Senior Vice President, in his capacity as Senior Manager in charge of the internal control system.
The Deputy Chairman and CEO identified the main business risks for the company, taking into account the characteristics of the activities carried out by the Issuer and its subsidiaries and reporting his findings to the review of the Board of Directors; implemented the guidelines for the internal control system approved by the Board; and was responsible for adjusting this system to the dynamics of the operating conditions and legislative and regulatory framework.

Senior Manager in charge of the internal control system and the Internal Audit department

On December 14, 2006, the Senior Manager in charge of the internal control system, Mr Alessandro Riva, was appointed by the Board of Directors at the Deputy Chairman and CEO's proposal, having heard the opinion of the Audit Committee. The Senior Manager is responsible for ensuring that the internal control system is adequate, fully operational and effective at all times. He is not responsible for any operative area and reports to the Deputy Chairman and CEO, the Audit Committee and the Board of Statutory Auditors on the adequacy of the internal control system to achieve an acceptable overall risk profile.
The Deputy Chairman and CEO granted Alessandro Riva the powers to enter into contracts for consultancy and professional services for the purposes and in support of his responsibilities as the Senior Manager in charge of the internal control system, having access to a commensurate financial budget.
On February 8, 2010, the Senior Manager released its annual report on the internal control system (covering the period January 1-December 31, 2009, with information up to the date of issue) and expressed his opinion on its adequacy based on the monitoring activities carried out during the reference period by the Internal Audit department of Saipem SpA.
One of the actors operating in the complex internal control system is the Internal Audit department, which reports to the Deputy Chairman and CEO and the Board of Statutory Auditors.
The Internal Audit department provides independent and objective activities aimed at promoting efficiency and effectiveness improving measures in the internal control system and the Company's organisation. The Internal Audit department of Saipem SpA carries out the following monitoring activities of the internal control system: (i) an annual Integrated Audit Plan with a top down-risk based approach, which is first submitted to the Audit Committee and the Board of Statutory Auditors of Saipem SpA and then for the approval of the Board of Directors and, pursuant to Law Decree 231/2001, to Saipem's Compliance Committee; (ii) ad-hoc checks upon specific requests by the Company's top management, the Audit Committee, the Board of Statutory Auditors and/or the Compliance Committee, in addition to notification and anonymous requests, in compliance with current corporate procedures; (iii) independent monitoring aimed at producing periodic reports, described here below.
The Internal Audit department reports periodically to the Company's control bodies and the top management on its audit activities and monitoring of corrective measures taken. The Senior Manager in charge of the internal control system, the Internal Audit department and the external auditors have access to data, documents and information required to carry out their duties.

Organisational Model, pursuant to Law Decree 231/2001

On March 22, 2004, the Board of Directors approved the Organisational, managerial and control model, pursuant to Law 231/2001 and established a Compliance Committee. The Model comprises a comprehensive set of procedures and control processes aimed at preventing the offenses detailed in the aforementioned law decree, and subsequent amendments. The Chairman is responsible for devising

and implementing initial activities, updating and upgrading the Model.
In May 2008, the Deputy Chairman and CEO started the process to align Model 231 to the new corporate organisation, which led to the Board of Directors approving the new Organisational, managerial and control Model 231/2001 on July 14, 2008.
As stated at the beginning of this report, Model 231 includes the new Code of Ethics which replaces the Code of Practice and is a compulsory general principle of Model 231 itself.
The Compliance Committee, which now is also the Guarantor of the Code of Ethics, is responsible for implementing their plan of actions and informs the Deputy Chairman and CEO on activities carried out. The Compliance Committee's independence is safeguarded by its position within the Company's organisation and reporting lines, pursuant to Article 6, paragraph 1, letter b), of Law 231/2001.

In 2009, the Compliance Committee convened on twelve occasions and: promoted and monitored all initiatives aimed at Saipem SpA employees to ensure adequate knowledge of the Model; it defined the Compliance Programme for the year and ensured that it was implemented alongside the scheduled and ad-hoc control activities; contributed to updating the new Model; coordinated and maintained communication channels to and from the Compliance Committee.
In 2009, Saipem SpA and the Compliance Committee started and completed 'Project 231' aimed at updating all documentation supporting the Model and associated control procedures in terms of health and safety in the workplace, pursuant to the provisions of Law Decree 81/2008.

External auditing company

In compliance with the Law, audits of accounts are entrusted to an external auditing company registered in Consob's Roll of Auditors, appointed by the Shareholders' Meeting. The current auditing company is PricewaterhouseCoopers SpA, appointed by the Shareholders' Meeting of April 30, 2007, for a period of six years.
The financial statements of subsidiary companies are subject to audit; these are mostly carried out by PricewaterhouseCoopers.
With regard to the opinion on the consolidated financial statements, PricewaterhouseCoopers is responsible for the audits carried out at subsidiary companies by other external auditors, which are immaterial in terms of consolidated assets and turnover.

Senior Manager in charge of preparing the Company's financial reports

Pursuant to Article 21 of Articles of Association and Article 154-bis of Law 58/1998, the Board of Directors, having heard the opinion of the Board of Statutory Auditors, appoints a Senior Manager in charge of preparing the Company's financial reports, selected from individuals who have carried out the following for at least three years:

a) administrative and control activities in a managerial capacity at listed companies with a share capital exceeding €2 million, in Italy, in other European Union or OCSE member states; or
b) legal audits at the companies, under letter a) or
c) having had a professional position in the field of or a university professor teaching finances or accounting; or
d) a management position at public or private companies with financial, accounting or control responsibilities.

The Board of Directors ensures that the Senior Manager charged with preparing the Company's financial reports is granted adequate powers and has sufficient means to carry out his/her duties; the Board also ascertains that the administrative and accounting procedures are adhered to.
Saipem's CFO Mr Giulio Bozzini is the Senior Manager in charge of preparing the Company's financial reports, pursuant to Article 154-bis of Law 58/1998.
He was appointed by the Board of Directors on July 29, 2008, having first ascertained that he met the professional criteria required by the Articles of Association.

The Shareholders' Meeting

The Shareholders' Meeting represents the institutional meeting point of the Company's management and its Shareholders. At these meetings, Shareholders may ask questions pertaining to items on the agenda or the Company's management at large. The information provided shall comply with the provisions applicable to inside information.
Ordinary Shareholders' Meetings are regulated by Article 2364 of the Italian Civil Code, Extraordinary Shareholders' Meetings by Article 2365.
Notices of Shareholders' Meeting are published in various national Italian newspapers, in order to promote Shareholder attendance. The Shareholders' Meeting of January 30, 2001 approved the Shareholders' Meetings regulations (posted on

Saipem's website www.saipem.it) to ensure smooth and effective meetings proceedings and, specifically, to safeguard every Shareholders' right to intervene on items under discussion.
The Extraordinary Shareholders' Meeting of April 30, 2007 approved the amendments to the Company's Articles of Association in compliance with the provisions of Law 262/2005.
The right of all Shareholders to attend the General Shareholders' Meeting is regulated by the provisions of Article 2370 of the Italian Civil Code.
Shareholders wishing to attend are required to contact an authorised broker and obtain the appropriate certification, pursuant to Article 2370, paragraph 2 of the Italian Civil Code, at least two working days prior to the Meeting's first summons.
Shares are not restricted until after the Shareholders' Meeting has taken place.

Management and Control Bodies, and Committees

The Board of Directors[8]

Responsibilities and powers of the Board of Directors

The Board of Directors is the central body within the Corporate Governance system of Saipem SpA and the Saipem Group. Article 20 of Articles of Association states that the management of the Company is exclusively the responsibility of the Board of Directors. Article 2365 of the Italian Civil Code grants the Board the power, normally the responsibility of the Extraordinary Shareholders' Meeting, to resolve on motions concerning:

- merger by incorporation of companies whose shares or stakes are owned entirely by the Company, pursuant to Article 2505 of the Italian Civil Code;
- merger by incorporation of companies whose shares or stakes are at least 90% (ninety per cent) owned by the Company, pursuant to Article 2505-bis of the Italian Civil Code;
- the proportional de-merger of companies whose shares or stakes are entirely or at least 90% (ninety per cent) owned by the Company, pursuant to Article 2506-ter of the Italian Civil Code;
- transfer of the Company's headquarters within Italy;
- incorporation, transfer and closure of secondary offices;
- share capital decreases in case of Shareholder's withdrawals;
- the issue of corporate bonds and other debentures, barring the issue of bonds convertible into Company's shares;
- the adoption of modifications to the Articles of Association to comply with the provisions of law.

In addition to the powers granted by Article 2381 of the Italian Civil Code, the Board of Directors is responsible for:

- setting a corporate government system and regulations for the Company and the Group. Specifically, following consultation with the Internal Audit Committee, it implements procedures to ensure that the following operations are carried out in a transparent and correct way, both in terms of procedure and substance: operations with related parties and operations where a Director has an interest, both directly or through a third party. The Board also adopts procedures for the management and release of Company information in general, and sensitive information in particular;
- establishing internal corporate Committees with consultative and advisory functions, appointing their members, defining their responsibilities and approving their regulations;
- granting and revoking the powers of Board Directors, setting their limitations and methods of exercise; having reviewed the proposals put forward by the Compensation Committee and following consultation with the Board of Statutory Auditors, setting the compensation commensurate with the powers granted. The Board has the power to give directives to delegated bodies and carry out operations within its remit;
- setting the guidelines for the organisational, administrative and accounting structure of the Company and main Group subsidiaries. The Board evaluates the adequacy of the organisational, administrative and accounting model, placing particular emphasis on the management of conflicts of interests;
- defining, based on indications provided by the Internal Audit Committee, guidelines for the internal control system, ensuring that main business risks for the Company and its subsidiaries are identified, measured, monitored and properly managed. It ascertains annually the adequacy, effectiveness and operation of the internal control system;

(8) The Directors' professional résumés are published on Saipem's website www.saipem.it under the section 'Investor Relations - Corporate Governance'.

- defining strategies and objectives for the Company and the Group, including sustainability policies. The Board reviews and approves industrial and financial strategic plans for the Company and the Group, as well as all the Company's strategic agreements;
- reviewing and approving the preliminary financial statements, the budget, interim and six-monthly reports, and preliminary results for the Company and the Group. The Board reviews and approves the sustainability report;
- receiving information from Directors with executive powers at Board Meetings, at least quarterly, regarding: Group activities within their responsibility; major operations; atypical and/or unusual operations or operations with related parties, which have not required approval by the Board of Directors;
- receiving information from internal corporate Committees every six months;
- evaluating the general management and performance of the Company and the Group, based on the information received from Directors with executive powers, paying particular attention to situations of potential conflict of interests and checking actual interim and yearly results against budget forecasts;
- resolving on the most significant and strategic economic and/or financial Company operations, reviewing the most relevant Group industrial and financial operations, paying particular attention to situations where one or more Directors may have an interest, both directly or through a third party, as well as operations with related parties.

The following are considered to be significant operations:

a) acquisition, disposal or transfer of holding exceeding €25,000,000;
b) capital expenditure in technical assets differing from previous ones exceeding €300 million, or of a lower amount but of strategic importance or posing a particular risk;
c) purchase or sale or goods and services other than investments, exceeding €1 billion and those whose duration is over 20 years;
d) acquisition or transfer of company holdings or branches exceeding €25,000,000;
e) acquisition, sale or financial leasing of land and/or buildings exceeding €2,500,000;
f) financial of entities other than subsidiary companies: (i) for amounts exceeding €50 million; or (ii) or any amount, to companies where the share held is not a controlling stake and the loan is not proportional to the share of the holding;
g) issue of personal or other guarantees to entities other than subsidiary companies: (i) for amounts exceeding €200 million in favour of subsidiary companies; or (ii) of any amount to companies where the share held is not a controlling stake and the loan is not proportional to the share of the holding;
h) incorporations of subsidiaries or company branches;

- appointing and revoking the appointment of General Managers, granting them the relevant powers;
- appointing and revoking the appointment, having consulted the opinion of the Board of Statutory Auditors, of the Senior Manager charged with preparing the company's financial reports, granting him adequate powers;
- appointing and revoking the appointment, having consulted the opinion of the Audit Committee, of a manager in charge of the internal control system;
- appointing the Compliance Committee, pursuant to Law 231/2001;
- ensuring the appointment of managers in charge of the departments responsible for dealing with Shareholders and investors;
- having heard the proposals of the Compensation Committee, setting the criteria for the remuneration of the management of the Company and the Group; implementing incentive plans based on stock or other financial instruments approved by the Shareholders' Meeting;
- approving the proposals to be submitted for approval to the Shareholders' meetings;
- reviewing and resolving on all other matters that Directors with executive powers deem appropriate for the Board to assess, due to their sensitivity and/or importance;
- approving and entering into agency agreements; approving all donations.

The Shareholders' Meeting endorsed the competition ban provided for in Article 2370 of the Italian Civil Code. Pursuant to Article 2391 of the Italian Civil Code, Directors shall inform the other Directors and the Statutory Auditors of interests they may have, on their own behalf and on behalf of third parties, in any specific Company operation.
At Board Meetings, the Chairman reminds the Board of Directors that, pursuant to Article 2391 of the Italian Civil Code, Board Directors must voice any interests they may have, directly or through a third party, related to any items on the Agenda before they are discussed. Directors have to state the nature, origin and relevance of these interests, if any.

Board Review

The Board of Directors, in compliance with the recommendation contained in the new Corporate Governance Code, utilises a qualified external consultant to carry out an annual review of its size, composition and operation of the Board itself and its Committees.

The review, carried out by Egon Zehnder International, confirmed that Saipem's Board of Directors functions at optimum level and it had further improved in some points.

Specifically, the review confirmed that the Board operates in full compliance with the recommendation of the Corporate Governance Code. Furthermore, the following have been identified as specific areas of excellence:

- constructive discussions and exposure to senior line management;
- positive internal climate and smooth functioning between Saipem's Chairman and CEO;
- clear, comprehensive and timely distribution of information for Board meetings.

A benchmark of Saipem's Board effectiveness with other international Boards also reported very positive results.

Composition

The Board of Directors, comprising nine Directors, was appointed by the Shareholders' Meeting on April 28, 2008 for three years, its mandate expiring at the Shareholders' Meeting called to approve the Financial Statements at December 31, 2010. The appointment of Directors occurs pursuant to Article 19 of Articles of Association, through voting from lists, so as to allow the appointment of minority interest representatives. Lists are filed at the Company's registered headquarters at least fifteen days prior to the Shareholders' Meeting (first summons) and are published in compliance with current legislation and Consob regulations. Voting lists enclose a professional résumé for all candidates, their declaration accepting the nomination, stating that there are no grounds for ineligibility and/or incompatibility, and that they meet the integrity and/or independence requirements. Lists can be presented by Shareholders, who, individually or with others, hold voting shares representing at least 1% of the share capital, as per Consob Resolution No. 16319 of January 29, 2008. Seven tenths of Directors are appointed from the list that has obtained the majority of votes (rounded down if necessary). Directors shall meet the honourability requirements prescribed by regulations, possess the professional expertise and experience to carry out their mandate efficiently and effectively and be able to dedicate sufficient time and resources to their office. Pursuant to Article 1.c.2 of the Code, information regarding offices of Directors or Auditors held by members of the Board of listed companies, financial or insurance companies or companies of considerable size is provided below under 'Offices held by Board Directors'.

The Board comprises the Chairman Marco Mangiagalli, the Deputy Chairman and CEO Pietro Franco Tali, the Managing Director Hugh James O'Donnell, and the Directors Luca Anderlini, Anna Maria Artoni, Jacques Yves Léost, Pierantonio Nebuloni, Salvatore Sardo and Ian Wybrew-Bond.

Luca Anderlini, Anna Maria Artoni and Pierantonio Nebuloni have been nominated from the list put forward by institutional investors coordinated by ARCA SGR SpA.

Marco Mangiagalli, Pietro Franco Tali, Hugh James O'Donnell, Jacques Yves Léost, Salvatore Sardo and Ian Wybrew-Bond have been nominated from the list put forward by Eni.

Cumulation of offices

Pursuant to items 1.c.2 and 1.c.3 of the Corporate Governance Code, to ensure that Directors can devote enough time to their office, the Chairman proposes the adoption of the following guideline on the number of offices Directors may hold:

- an executive Director shall not hold: (i) the office of executive Director in other listed companies, either in Italy or abroad, in financial companies, banks, insurance companies or companies with net equity in excess of €1 billion; and (ii) the office of non-executive Director or Statutory Auditor (or member of other control body) in more than three aforementioned companies;
- besides the appointment at this Company, a non-executive Director shall not hold: (i) the office of executive Director in more than one of the aforementioned companies and the office of non-executive Director or Statutory Auditor (or member of other control body) in more than three aforementioned companies; and/or (ii) the office of non-executive Director or Statutory Auditor in more than six of the aforementioned companies.

Offices held at companies of the same Group are excluded from the limit of cumulation.

Should the aforementioned limits be exceeded, Directors shall immediately inform the Board of Directors, who, after assessing the position and, in light

of the Company's interests, shall invite the Director to take the relevant decisions.
The Code recommends that public companies set up a Committee for appointment proposals comprising a majority of non-executive Directors, 'specifically when the Board of Directors notices that Shareholders are finding it difficult to put forward appointment proposals'. This Committee has not been implemented since, as previously stated, lists enclose a professional résumé for all candidates.
Based on the information received, we list hereunder additional directorships or auditor posts held by Saipem's Board Directors in other listed companies, either in Italy or abroad, in financial companies, banks, insurance companies or companies of relevance (Article 1.c.2 of the Code).

MARCO MANGIAGALLI
Board Director of Luxottica Group SpA (listed company).

PIETRO FRANCO TALI
Board Director of Dockwise Ltd (company listed on the Oslo Stock Exchange).

ANNA MARIA ARTONI
Vice President and Managing Director of Artoni Group SpA; Vice President of Artoni Trasporti SpA and Artoni Logistica SpA; Chairman of Artleasing SpA and A.B. Logistica Srl; Board Director of Carraro SpA (listed company), RCS Quotidiani, Cassa di Risparmio di Parma e Piacenza (Crédit Agricole Group) and Alemea Technology Srl.

PIERANTONIO NEBULONI
Board Director of Polynt SpA; Vice President of In Business Consulting SA.

SALVATORE SARDO
Chairman of Eni Corporate University.

Board of Directors' Meetings

The Company's Articles of Association do not specify how often the Board should meet, although Article 21 states it has to occur at least quarterly as follows: 'The Directors inform the Board of Directors and the Board of Statutory Auditors promptly or at least every quarter on Company activities, major economic and financial transactions involving the Company or its subsidiaries; in particular they report those operations in which they have an interest, on behalf of themselves or third parties, or those operations that are subject to the influence of the controlling party'.

In 2009, the Board of Directors met on 8 occasions, their meetings lasting three hours on average; three meetings have been scheduled to take place in the first half of 2010. The general public is informed of the dates of Board Meetings when periodical statements and reports, required by current legislation, are to be approved.
The Board of Directors sets down the formalities pertaining to the calling of Board Meetings; in particular, meetings are convened by the Chairman, who also prepares the agenda for the meeting, through notices sent by mail, fax or e-mail at least five days prior to the date of the meeting; in exceptional circumstances, notice is sent at least 24 hours prior to the time of the meeting. The Articles of Association allow for meetings to be held via video-conference link. Directors and Statutory Auditors are provided in advance with documents pertaining to items to be discussed and/or resolved on at the meeting.
In 2009, an average of 90% of Board Directors and 90% of independent Directors attended Board Meetings. Saipem's COOs also attended Board of Directors' meetings on a regular basis to report on the status of operations and the strategic prospects for the various business units.

Executive Directors

Consistently with international best practices, which recommend avoiding the concentration of duties in one person, the Board of Directors resolved, at their meeting of July 29, 2008, to separate the roles of Chairman and Chief Executive Officer (CEO), the latter being the administrator who, by virtue of powers granted and their actual exercise, is the main person responsible for the management of the Company.
The Corporate Governance Committee of Borsa Italiana believes that the separation of the aforementioned roles can strengthen the characteristics of impartiality and balance required of a Chairman of the Board, to whom the law and procedure entrust the tasks of organising the work of the Board as well as acting as a link between executive and non-executive Directors.
The separation of the roles of Chairman and Chief Executive Officer (CEO) makes the appointment of a lead independent Director unnecessary.
The Board of Directors resolved to appoint Marco Mangiagalli Chairman, and Pietro Franco Tali, formerly Chairman and CEO, Deputy Chairman and CEO.
The Board of Directors appointed Hugh James O'Donnell Deputy CEO and Managing Director for Business Support and Transversal Activities, and granted him powers commensurate to his new position.

The following are executive Directors: Pietro Franco Tali, Hugh James O'Donnell and Jacques Yves Léost (Chairman of Saipem sa).
The Board vested the Chairman, who is a non-executive Director, with all powers granted to him by law and the Company's Articles of Association, the Deputy Chairman and CEO (Chief Executive Officer) with all ordinary and extraordinary powers to manage the Company, except for the undelegable powers and those of the Board itself.
The Deputy Chairman and CEO (Chief Executive Officer), whom the COOs of the Onshore, Offshore and Drilling Business Units report to, is ultimately responsible for the management of the Company, with all the relevant powers barring those of the Board itself.
The Chairman chairs the Shareholders' Meeting, convenes and chairs Board of Directors' meetings, ensures the implementation of resolutions carried by the Board itself.

Independent Directors
Law 58 of February 24, 1998 provides that a minimum of two Directors meet the independence criteria required from Statutory Auditors of listed companies, if the Board comprises more than seven members.
Article 19 of Articles of Association provides that a minimum of three Directors meet the aforementioned independence requirements if the Board comprises more than five members, boosting the number of independent Directors on the Board. Should a Director declare that he fails to meet the independence and integrity requirements, or should the Board not reach the minimum number of independent Directors as set in the Articles of Association, the Board of Directors shall declare the appointment of said Director void and provide for their replacement.
The Board of Directors, pursuant to the provisions of the Code and the provisions of Article 147-ter and Article 148, paragraph 3, of Law 58/1998, ascertains annually that the Directors comply with the independence and integrity requirements. Specifically, declarations by the interested parties confirmed as independent four non-executive Directors (Luca Anderlini, Anna Maria Artoni, Pierantonio Nebuloni and Ian Wybrew-Bond). They are considered independent following the evaluation carried out by the Board based on the parameters contained in Article 3 of the Corporate Governance Code and Article 148, paragraph 3, of Law 58/1998.

Directors who do not comply with the independence requirement are executive Directors Pietro Franco Tali, Hugh James O'Donnell and Jacques Yves Léost, in his capacity as Chairman of the strategic subsidiary Saipem sa, and non-executive Directors Marco Mangiagalli and Salvatore Sardo.
The Board of Statutory Auditors has checked the correct application of criteria and procedures adopted by the Board of Directors to ascertain the independence of its members. Independent Directors have not deemed it necessary to meet without the other Directors in view of the fact that they take an active part in Committee meetings.

Remuneration of Board Directors
Directors' remuneration is approved by the Shareholders' Meeting; the remuneration of the Chairman, the Deputy Chairman and CEO, and the Managing Director for Business Support and Transversal Activities - Deputy CEO is set, pursuant to Article 2389, paragraph 3 of the Italian Civil Code, by the Board of Directors at the proposal of the Compensation Committee, having previously conferred with the Statutory Auditors. Pursuant to Consob regulations, the Directors' Report in the Financial Statements, i.e. the Notes to the Financial Statements, contain the following: (i) amounts paid to the Directors, Statutory Auditors and senior managers with strategic responsibilities; (ii) number of stock grants and stock options allocated to the Deputy Chairman and CEO, and the Managing Director for Business Support and Transversal Activities - Deputy CEO and senior managers with strategic responsibilities; (iii) number of shares held by the Directors, Statutory Auditors and senior managers with strategic responsibilities of Saipem and its controlled companies.
The Shareholders' Meeting of April 28, 2008 set at €40,000 the remuneration for each Director for every year of office, in addition to reimbursement of expenses incurred.
The remuneration of the Deputy Chairman and CEO, and the Managing Director for Business Support and Transversal Activities - Deputy CEO, as well as that of senior managers with strategic responsibilities comprises a fixed component, a variable component and a long-term incentive.
The fixed remuneration of the Deputy Chairman and CEO, and the Managing Director for Business Support and Transversal Activities - Deputy CEO is commensurate with the powers vested in them. The fixed remuneration of senior managers with strategic responsibilities is based on their position and strategic responsibilities, in line with comparable positions in the market of large national and international companies,

with annual adjustments based on merit (continuity of individual performance) or promotion (progression of position/responsibilities).
The variable remuneration is paid annually in cash and is linked to the achievement of specific economic, operational and/or strategic objectives and individual targets (for the single business units or departments) set the previous year.
The variable part of the Deputy Chairman and CEO's, and the Managing Director for Business Support and Transversal Activities - Deputy CEO's remuneration is linked to the achievement of Company objectives. The variable remuneration paid in 2009 was based on Saipem's targets for the year 2008 (new contracts, adjusted EBITDA, backlog risk management and LTI rate), approved by the Board of Directors at the proposal of the Compensation Committee.
The remuneration of non-executive Directors is not linked to the results achieved.
Non-executive Directors do not participate in the Company's incentive schemes.
The remuneration paid to Board Directors and senior managers with strategic responsibilities are detailed in the annual Financial Statements.
In 2009, the Board of Directors approved, at the proposal of the Compensation Committee: (i) to continue with the allocation to Saipem's senior managers of the long-term deferred monetary incentive, linked to the company's EBITDA performance, already adopted in the years 2006-2008 in order to promote the achievement of the Company's targets over the long-term; (ii) the cancellation of the Stock Option Plan in 2009, on account of the high instability and volatility of the Saipem share due to external factors; (iii) an 18% increase in the deferred monetary incentive granted to senior managers holding strategic positions or directly responsible for results.
The deferred monetary incentive granted in 2009 will be paid after a three-year vesting period depending on the achievement of annual EBITDA targets (actual vs. budget results) set for the years 2009-2011.
After every three-year vesting period, the results of long-term incentive schemes will be reviewed by the Compensation Committee and approved by the Board of Directors.

Board Committees

In order to carry out its responsibilities more efficiently, the Board has set up two committees: the Audit Committee, comprised exclusively of non-executive independent Board members, and the Compensation Committee, comprising a majority of independent Board members, all of whom are non-executive Directors.
All Audit Committee members are accounts and finance experts.
The Audit Committee comprises Luca Anderlini, Anna Maria Artoni and Pierantonio Nebuloni.
The Compensation Committee comprises Salvatore Sardo - Chairman, Anna Maria Artoni and Pierantonio Nebuloni. The Board of Directors has not deemed it necessary to set up a Directors' Nominations Committee in view of the Company's current shareholder structure, and the fact that, pursuant to the law and the Articles of Association, Directors are appointed by the Shareholders' Meeting from lists put forward by the Shareholders.

Audit Committee

The Audit Committee, in compliance with the Board resolution of November 9, 2000, fulfils a preparatory, consultative and propositive role regarding the general management of the Company. In compliance with the amendments made to the Code in July 2002, the Committee approved the 'Audit Committee Regulations' on February 25, 2003. In accordance with the Regulations, the Chairman of the Board of Statutory Auditors, or an Auditor appointed by the Chairman takes part in the Committee's activities; meetings can be attended by Saipem's Chairman. The Internal Audit Manager (being the Senior Manager in charge of the internal control system) assists the Audit Committee and carries out duties assigned as part of his/her role.
The Internal Audit department, reporting to the Deputy Chairman and CEO, is responsible for the following:
(i) assessing the conformity of accounting and non-accounting criteria and principles, the efficiency of administrative procedures and control systems;
(ii) ensuring the implementation and updating of the risk assessment, mapping and classification systems for auditing purposes.
The Audit Committee's responsibilities are: (i) assisting the Board of Directors in the following areas: (a) setting guidelines for the internal control system;
(b) periodically checking that it is adequate and operates effectively; (c) ensuring that major risks facing the Company are suitably identified and properly managed; (ii) evaluates together with the CFO and the external auditors, the adequacy of accounting principles adopted and their consistency throughout the consolidated financial statements; (iii) assesses together with the external auditors: (a) accounting principles considered 'critical' for the correct financial

and economic representation of Saipem's position; (b) alternative accounting standards provided for by the accounting principles and reviewed with the management, the consequences of the application of said alternative standards and related information in addition to the methods considered preferential by the external auditors; (c) contents of every relevant written exchange between the external auditors and the Company's management; (d) issues relating to statutory and consolidated financial statements of major Group companies; (iv) evaluates the work programme prepared by the Internal Audit Manager and receives from the latter reports, al least quarterly, on work performed; (v) evaluates issues raised through Internal Audit reports, communications from the Board of Auditors or individual Auditors, reports and the management letter issued by the external auditors, the annual report issued by Compliance Committee in its capacity as the Guarantor of the Internal Code of Practice, inquiries and studies by third parties; (vi) assesses audit plans put forward and works carried out by the external auditing firms, also in terms of their independent opinions; (vii) verifies independence of the external auditors; (viii) evaluates requests advanced by departmental managers to utilise the auditing firm appointed to audit the financial statements for non-audit service and presents proposals to the Board of Directors.

The Audit Committee convened 12 times during 2009, with meetings lasting on average four hours. Main activities consisted of:

- reviewing the Integrated Risk Assessment system aimed at setting up the integrated audit programme of the Internal Audit Department;
- approving the annual audit plan;
- reviewing and evaluating internal audit activities;
- meeting with the Chief Financial Officer, the Chairman of the Board of Statutory Auditors, the partner of the external auditing firm to examine the main issues pertaining to the 2008 and 2009 financial statements;
- monitoring the development of the operating model of the Internal Audit Department;
- acknowledging Company activities relating to Law Decree 231/2001 particularly those activities relating to compliance, training and the analysis of sensitive processes;
- studying in-depth the model for the risk analysis and risk management of the Saipem Group;
- acknowledging the Company's organisational structure and the powers of attorney and proxy systems at the basis of the Saipem Group decision making mechanism;
- monitoring Company activities related to the implementation of accounting processes necessary to implement the new International Financial Reporting Standards (IFRS).

The Audit Committee reports to the Board of Directors every six months, providing a detailed account of work carried out and the adequacy of the internal control system.

Compensation Committee

The Compensation Committee fulfils a propositive role for the Board of Directors vis-à-vis the Executive Directors remuneration as well as: (i) deferred incentive schemes; (ii) criteria for setting the Group's top management remuneration; (iii) setting targets and assessing achievements of performance and incentive schemes.

In 2009, the Compensation Committee convened on 5 occasions (with average attendance of 2/3 members) and carried out the following:

- it examined proposals for review of the long-term management incentive plan for the years 2009-2011 and analysed provisional results of the 2008 incentive plans;
- it approved the long-term management incentive plan for the years 2009-2011 and audited 2008 results required for the allocation of the annual and deferred monetary incentive plans to senior managers of the Saipem Group. It also verified Saipem's performance in terms of TSR versus its main competitors required for the allocation of Stock Option plans adopted in the period 2006-2008 to senior managers who have a direct impact on Company results or of strategic interest to the Company;
- it proposed the fixed and variable remuneration of the Deputy Chairman and CEO and the Managing Director for Business Support and Transversal Activities - Deputy CEO, based on 2008 results.

Saipem's CFO and HR Director were invited to attend Compensation Committee meetings.

Compensation Committee meetings at which remuneration proposals are put forward were not attended by the interested Directors.

All meetings were minuted.

The Compensation Committee had full access to information and Company functions necessary to carry out its responsibilities.

Board of Statutory Auditors[9]

The Board of Statutory Auditors, pursuant to Article 149 of Law Decree 58/1998, monitors: compliance to the law and the Articles of Association; that management principles are correctly adhered to; the adequacy of the Company organisational structure, the internal control system and the administrative/accounting system, and the reliability of the latter to clearly reflect the Company position; the implementation of corporate governance regulations contained in the Codes of Practice issued by Stock Exchange management companies and/or professional associations, which the Company has publicly declared to adhere to; the adequacy of directions given by the Company to its subsidiaries.
The Board comprises three Statutory Auditors and two Alternate Auditors, appointed by the Shareholders on April 28, 2008. The term of office for Statutory Auditors is three years and will expire at the Shareholders' Meeting called to approve the Financial Statements at December 31, 2010.
Pursuant to Article 27 of Articles of Association, Statutory Auditors are appointed from voting lists; one Statutory Auditor and one Alternate Auditor are chosen from the list put forward by the minority Shareholders. Lists are filed, presented and published in compliance with legal requirements and Consob Regulations.
Pursuant to Consob Resolution No. 16319 of January 29, 2008, lists may be presented by Shareholders who, individually or with others, hold shares amounting at least to 1% of the share capital.
Pursuant to Article 27, as amended by the Shareholders' Meeting on April 30, 2007 to comply with Law 262 of December 28, 2005, the Shareholders' Meeting appointed the Chairman of the Board of Statutory Auditors from the minority list. Lists enclose declarations by each candidate stating that they meet the integrity and independence requirements provided by law alongside their professional résumé.
The Board of Auditors comprises the Chairman Fabio Venegoni, the Statutory Auditors Fabrizio Gardi and Adriano Propersi and the Alternate Auditors Giulio Gamba and Alberto De Nigro.

Article 27 of Articles of Association states that Statutory Auditors must be in possession of the requisites as per current legislation, in particular Decree 162/2000; in compliance with the decree, the Articles of Association provide that the following fields are pertinent to the Company's activities: commercial law, business administration and management, the engineering and geology sectors. All Saipem's Statutory Auditors are members of the Register of Certified Auditors.
In compliance with the provision of the Corporate Governance Code aimed at ensuring that Statutory Auditors meet the independence requirements following their appointment (a similar provision applies also to Board Directors), the Board of Statutory Auditors assesses annually that all its members meet the independence requirements.
Statutory Auditors are provided in advance with documents pertaining to items to be discussed and/or resolved on at Board meetings.
The Board of Statutory Auditors ensured the independence of the external audit company, ascertaining that it met all legal requirements and evaluating the nature and size of services other than accounting audits it provided to the Company and its subsidiaries directly, or through associated companies.
The Board of Statutory Auditors liaised closely with the Internal Audit department and the Audit Committee, attending Committee meetings and inviting the Internal Audit Manager to its own meetings.
Meetings of the Board of Statutory Auditors may be held via video-conference link.
The Board of Statutory Auditors convened 23 times during 2009, with meetings lasting on average three hours.
The Shareholders' Meeting of April 28, 2008 set at €60,000 the annual remuneration of the Chairman of Statutory Auditors and at €40,000 that of the Auditors, in addition to the reimbursement of expenses incurred.
Pursuant to Article 27 of Articles of Association, Statutory Auditors may hold positions as members of administrative and control bodies in other companies; however, these are limited by Consob's Issuers' Regulations, Article 144-terdecies. In any case, pursuant to the aforementioned regulation, candidates already holding the office of Statutory Auditors at five listed companies may not be appointed as auditors, and if elected, shall forfeit their office.

Fabrizio Gardi, Adriano Propersi and Giulio Gamba have been nominated by Eni SpA; Fabio Venegoni and

(9) The professional résumés of Statutory Auditors are published on Saipem's website www.saipem.it under the section 'Investor Relations - Corporate Governance'.

Alberto De Nigro have been nominated by institutional investors coordinated by Arca SGR SpA.
Based on information received, we list hereafter the other offices (as Board Directors or Statutory Auditor) held by Saipem's Statutory Auditors in other companies.

FABIO VENEGONI (Chairman)
Statutory Auditor of Beni Stabili SpA (listed company); Statutory Auditor of Boutique Vercelli Srl, Fiditalia SpA, Aura Holding SpA, Radiall Elettronica Srl, Rotolito Lombarda SpA, SG Italian Holding SpA; Chairman of the Board of Statutory Auditors of Coccinelle SpA, Design & Licenses SpA, Francesco Biasia SpA, Infragruppo SpA, Pietro Fiorentini SpA, Quanta System SpA, Riqualificazione Grande Distribuzione Srl, Saipem Energy Services SpA, Segraf Srl; Board Director of Naar Tour Operator SpA, Ceccato SpA, Mediolanum Farmaceutici SpA and 100% Capri Holding SpA.

FABRIZIO GARDI (Statutory Auditor)
Board Director of Bidachem SpA, Boehringer Ingelheim Italia SpA, V.P. Holding SpA, Valore Reale SGR SpA, Value Partners SpA, Value Team SpA; Statutory Auditor of Almaf SpA, Cititrust SpA - Istituto Fiduciario, Cosmo Bioscience SpA, Cosmo Pharmaceuticals SpA, Econocom Locazione Italia SpA, Fidimo Fiduciaria SpA, Fimag SpA, Gianni Versace SpA, Milaninvest Real Estate SpA, Sodexo Italia SpA, Verim Srl, Voith Siemens Hydro Power Generation SpA.

ADRIANO PROPERSI (Statutory Auditor)
Chairman of the Board of Directors of IMI Fabi SpA; Board Director of Banca Popolare di Sondrio, Finamin SpA; Chairman of the Board of Statutory Auditors of Tecnocasa Holding SpA, Tecnocasa Franchising SpA, Tecnocasa Partecipazioni SpA, Kiron Partners SpA Tecnomedia SpA, Trade & Partners SpA, La Ducale SpA, Immobiliare Giulini SpA, BEA SpA, Miba SpA, Consorzio C.D.A., Raffineria di Gela SpA, Seacom SpA; Statutory Auditor of Unicredit Business Partner ScpA, Feem Servizi Srl, A.T. Kearney SpA, Eni Gas & Power Belgium SpA, Atlas Copco BLM Srl, Immobiliare Santa Caterina Srl, Abac SpA.

GIULIO GAMBA (Alternate Auditor)
Chairman of the Board of Statutory Auditors of SIMA Srl, IFM Scarl and SPM Scarl; Statutory Auditor of Servizi Energia Italia SpA, Venezia Tecnologie SpA, Priolo Servizi Scarl, Ravenna Servizi Industriali ScpA, Termica Milazzo Srl, VEGA Scarl.

ALBERTO DE NIGRO (Alternate Auditor)
Chairman of the Board of Statutory Auditors of Aicon SpA (listed company), 7Finance SpA, AIM Congress Srl, AIM Group SpA, AIM Travel Srl, Chiquita Italia Srl, Costa Real Estate SpA, Engineering Management Consulting SpA, Engineering.IT SpA, Eurolife Italcasse Distribuzione Srl, Kidco Services Srl, Nexta Media Srl, TESAUT SpA, Toyota Motor Leasing Italia SpA; Statutory Auditor of Alfa Gomma Industriale SpA, DAHLIA TV Srl, EngO SpA, McQuay Italia SpA, Nissan Italia SpA, Olivetti SpA, Setesi SpA, Consorzio Sinergie per l'innovazione nella ricerca nell'Industria e nelle Organizzazioni, Telit Communications SpA; Board Director and Member of the Control Committee of Engineering Ingegneria Informatica SpA (listed company); Sole Director of Ipse 2000 SpA; Board Director of Manesa Srl; Liquidator of Consorzio Informa currently being liquidated.

Directors' interests and operations with Related Parties

Saipem, with regard to Article 9 of the Corporate Governance Code, drafted a procedure named 'Code of Practice Regulating Operations with Related Parties'[10], which was approved by the Board of Directors on July 7, 2003. This procedure identifies related parties and details all operations carried out amongst them; it lists criteria of application, operations that require prior consent by the Board of Directors and those that are to be notified to the Board of Statutory Auditors as well as the Board of Directors.
Board Directors, General Managers and Senior Manager with strategic responsibilities must declare, every six months, operations they may have carried out with Saipem SpA and/or its subsidiaries, directly or through a third party, in compliance with the provisions of IAS 24. The amounts of commercial, financial or other operations with related parties are provided in the notes to the consolidated and statutory financial statements of Saipem SpA, along with a description of the most relevant types of operations, their incidence, and those operations that had an impact on the Company's assets and financial results.

(10) The procedure 'Code of Practice Regulating Operations with Related Parties' is published on Saipem's website www.saipem.it under the section 'Investor Relations - Corporate Governance'.

Investor relations and disclosure of inside information

Saipem has adopted a policy of information supporting a constant dialogue with institutional investors, the Shareholders and the market in order to guarantee the timely disclosure of comprehensive information on Company activities, and is limited only by the confidentiality requirements afforded to certain information. Information to investors, the market and the media takes place through press releases, periodic meetings with institutional investors, the financial community and the press, in addition to the comprehensive information made available and constantly updated on the Company website.
Relations with investors and financial analysts are maintained by the Investor Relations Manager. Information of interest is posted on Saipem's website (www.saipem.it) or can be requested via email from: investor.relations@saipem.eni.it.
Relations with Shareholders are maintained by the Head of the Secretary's Office. Information of interest to Shareholders is posted on Saipem's website or can be requested via email from: segreteria.societaria@saipem.eni.it.
In the month of December Saipem discloses to the public and publishes on its website its financial calendar detailing main financial events for the following year.

Information pertaining to periodic financial reports, relevant operations and newly-issued corporate governance procedures, is disclosed immediately to the public also via publication on the website www.saipem.it, where all press releases and Shareholders' notices are also posted.
Saipem's commitment to providing investors and markets with financial information that is true, comprehensive, transparent, timely and non-selective is stated in the Code of Ethics, which identifies the values it applies in its business operations and the relations with third parties: namely, disclosure of complete and clear information, the formal and essential legitimacy of practices by its employees at all levels, clarity and veracity of its accounting practices in compliance with current legislation and internal procedures.
On March 23, 2006, the Board of Directors updated the 'Procedure regulating Market disclosure of inside information'[11], which was approved on December 12, 2002. This procedure – which implements the provisions contained in the 'Guide on Information to the Market' issued by 'Forum Ref' in June 2002 and the provisions of the European Directive on Market Abuse – defines the requirements to be applied to the disclosure of sensitive information to the market (materiality, clarity, homogeneity, symmetry, consistency and timeliness) and regulates the flow of information from controlled companies aimed at obtaining comprehensive and timely information for the Board of Directors and the market on events that may become sensitive information. This procedure also identifies measures to be taken in case of violation of its provisions, also in light of the penal and administrative sanctions introduced by Law 262/2005. The Code of Ethics also defines the duty of confidentiality that Group employees are required to adhere to, in compliance with data protection legislation.

Processing of inside information - Internal Dealing[12]

On March 23, 2006, the Board of Directors approved the procedure for the 'Upkeep and update of the List of persons having access to inside information', in compliance with the provisions of Article 115-bis of Law 58/1998, which states that 'Listed issuers and persons in a control relationship with them and persons acting on their behalf or for their account shall draw up, and keep regularly updated, a list of the persons who, in the exercise of their employment, profession or duties, have access to information referred to in Article 114, paragraph 1 (editor's note: inside information)'. This procedure, which contains the provisions of Chapter 1 (Lists of insiders) of Title VII of Consob Regulation No. 11971/1999 implementing the provisions on issuers of Legislative Decree 58/1998, identifies: (i) methods and terms applicable to listing and/or cancellation of personal data relating to persons, who in the exercise of their employment, profession or duties, have regular or occasional access to inside information; (ii) notification to the interested party of their listing and/or cancellation from the List and reasons thereof. This procedure is effective from April 1, 2006.
The Board of Directors also approved the 'Procedure regulating the identification of relevant parties and operations carried out by them, directly or through

(11) The procedure 'Procedure regulating Market disclosure of inside information' is published on Saipem's website www.saipem.it under the section 'Investor Relations - Corporate Governance'.
(12) The procedure 'Internal Dealing' is published on Saipem's website www.saipem.it under the section 'Investor Relations - Corporate Governance'.

third parties, involving shares of Saipem SpA or other associated financial instruments (Internal Dealing Procedure)', which replaces the Internal Dealing Code approved by the Board on December 12, 2002. This procedure complies with the provisions of Article 114 (information to be provided to the public), paragraph 7 of Law 58/1998, according to which 'persons performing administrative, supervisory and management functions in a listed issuer and managers who have regular access to inside information referred to in paragraph 1 and the power to make managerial decisions affecting the future development and prospects of the issuer, persons who hold shares amounting to at least 10% of the share capital, and any other persons who control the issuer must inform Consob and the public of transactions involving the issuer's shares or other financial instruments linked to them that they have carried out directly or through nominees. Such disclosures must also be made by the spouse, unless legally separated, dependent children, including those of the spouse, cohabitant parents and relatives by blood or affinity of the persons referred to above and in the other cases identified by Consob in a regulation implementing Commission Directive 2004/72/EC of April 29, 2004'. This procedure, which contains the provisions of Chapter II (Transactions concluded by relevant persons and persons closely associated with such persons) of Title VII of Consob Regulation No. 11971/1999 implementing the provisions on issuers of Legislative Decree 58/1998: (i) identifies relevant persons; (ii) identifies operations involving shares issued by Saipem or other associated financial instruments; (iii) sets methods and conditions of disclosure involving transactions and their notification to the public; (iv) states sanctions to be applied in case of non-compliance of the provisions stated in the procedure.
In addition to legal requirements, this procedure also lists blocking periods, i.e. periods during which relevant parties may not carry out operations.
The following tables are taken from the document 'Guidelines for the compilation of the Corporate Governance Report' issued by Assonime and Emittenti Titoli SpA in March 2004.

Members of the Board of Directors and Internal Committees

	Board of Directors				Internal Audit Committee		Compensation Committee	
Members	executive	non executive	independent	% attendance	member	% attendance	member	% attendance
Chairman								
Marco Mangiagalli		X		100				
Deputy Chairman and CEO								
Pietro Franco Tali	X			100				
Managing Director								
Hugh James O'Donnell	X			100				
Directors								
Luca Anderlini		X	X	100	X	100		
Anna Maria Artoni		X	X	100	X	85	X	100
Jacques Yves Léost	X			100				
Pierantonio Nebuloni		X	X	70	X	60	X	20
Salvatore Sardo		X		50			X	100
Ian Wybrew-Bond		X	X	90				
Number of meetings held in 2009		8			12		5	

Board of Statutory Auditors

Members	% attendance to meetings of the Board of Statutory Auditors	% attendance to meetings of the Board of Directors	Number of other offices (1)
Chairman			
Fabio Venegoni	90	100	1
Statutory Auditors			
Fabrizio Gardi	95	100	-
Adriano Propersi	95	100	-
Alternate Auditors			
Alberto De Nigro	-	-	2
Giulio Gamba	-	-	-
Number of meetings held in 2009	23	8	

(1) Offices held at other listed companies.

Other provisions of the Corporate Governance Code

	Yes	No
Powers and operations with related parties		
The Board of Directors has allocated the following powers:		
a) thresholds	X	
b) exercise of powers	X	
c) disclosure of information	X	
Has the Board of Directors the power to review and approve the most significant economic and financial operations (including operations with related parties)?	X	
Has the Board of Directors defined guidelines and criteria that identify operations as 'significant'?	X	
Have the aforementioned guidelines and criteria been detailed in the report?	X	
Has the Board of Directors set appropriate procedures for the review and approval of operations with related parties?	X	
Have the aforementioned procedures for the approval of operations with related parties been detailed in the report?	X	
Procedures pertaining to the most recent appointment of Directors and Statutory Auditors		
Have candidacies to the offices of Directors been filed at least ten days prior to their appointment?	X	
Did the candidacies to the offices of Directors contain sufficient information?	X	
Did the candidacies to the offices of Directors enclose a statement indicating the requirement of independence?	X	
Have candidacies to the offices of Statutory Auditors been filed at least ten days prior to their appointment?	X	
Did the candidacies to the offices of Statutory Auditors contain sufficient information?	X	
Shareholders Meetings		
Has the Company approved Shareholders' Meeting's Regulations?	X	
Are these Regulations enclosed in the Report (or information as to where they can be obtained/downloaded)?	X	
Internal Audit		
Has the Company appointed the senior manager in charge of the internal control system?	X	
Do these senior managers not report to managers of operational areas?	X	
Internal Audit Department (pursuant to Article 9.3 of the Code)	Internal Audit	
Investor relations		
Has the Company appointed an investor relations manager?	X	
Investor Relations Department: contact details (address/fax/email) of the Manager	Investor Relations (*)	

(*) Saipem SpA - Via Martiri di Cefalonia, 67 - San Donato Milanese (Milan) 20097 Italy - Tel. +39 02 520 34653 - Fax +39 02 520 54295.

Risk management

The main risks that Saipem is facing and actively monitoring and managing are the following:

(i) the market risk deriving from exposure to fluctuations in interest rates and exchange rates between the euro and the other currencies used by the company and the risk deriving from exposure to commodity price volatility;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group's operations may not be available;
(iv) the HSE risk associated with the potential occurrence of accidents, malfunctions, or failures with injury to persons and damage to the environment and impacts on operating and financial results;
(v) the country risk;
(vi) the project risk associated with the execution phase of engineering and construction contracts.

Financial risks are managed in accordance with guidelines defined by the parent company, with the objective of aligning and coordinating Group companies' policies on financial risks.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. Saipem actively manages market risk in accordance with a set of policies and guidelines that provide a centralised model of conducting finance, treasury and risk management operations based on the Group Treasury Structures.

Exchange rate risk

Exchange rate risk derives from the fact that Saipem's operations are conducted in currencies other than the euro and that revenues and costs from a significant portion of projects implemented are denominated in or linked to non-euro currencies. This impacts on:

- profits, which may be significantly affected by exchange rate fluctuations on specific transactions arising from the time lag existing between the execution of a given transaction and the definition of the relevant contractual terms (economic risk) and by the conversion of foreign currency-denominated trade and financial payables and receivables (transaction risk);
- the Group's reported results and shareholders' equity, as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk).

Saipem's foreign exchange risk management policy is to minimise economic and transactional exposures arising from foreign currency movements. Saipem does not normally undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries that prepare financial statements in a currency other than the euro, except for single transactions evaluated on a case-by-case basis.
In compliance with International Financial Reporting Standards (IFRS), Saipem uses a number of different types of derivative contract to reduce economic and transaction exposure, such as currency swaps, forwards and options. Such derivatives are evaluated by the Eni Corporate Finance Unit of Eni SpA at fair value on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is responsibility of the Saipem Treasury Department, which closely monitors the correlation

between derivatives and their underlying flows as well as ensuring their correct accounting representation in compliance with the International Financial Reporting Standards.

An exchange rate sensitivity analysis was performed for those currencies other than euro for which exchange risk exposure in 2009 was highest (the US dollar, UK pound sterling and the Norwegian kroner) in order to calculate the effect on the income statement and shareholders' equity of hypothetical positive and negative variations of 10% in the exchange rates.

The analysis was performed for all relevant financial assets and liabilities denominated in the above currencies and regarded in particular the following items:

- exchange rate derivatives;
- trade and other receivables;
- trade and other payables;
- cash and cash equivalents;
- short and long-term financial liabilities.

For exchange rate derivatives, the sensitivity analysis on fair value was conducted by comparing the conditions underlying the forward price fixed in the contract (i.e. spot exchange rate and interest rate) with spot rates and interest rate curves corresponding to the relevant contractual maturity dates, on the basis of year end exchange rates subjected to hypothetical positive and negative changes of 10%, with the resulting effects weighted on the basis of the notional amounts.

The analysis did not examine the effect of exchange rate fluctuations on the measurement of work in progress, as under IAS 32, work in progress does not constitute a financial asset. Moreover, the analysis regards exposure to exchange rate risk in accordance with IFRS 7 and therefore does not consider the effects of the conversion of financial statements of consolidated companies with functional currencies other than the euro.

A positive variation in exchange rates between the foreign currencies examined and the euro (i.e. depreciation of the euro against the other currencies) would have produced an overall effect on pre tax profit of €18 million (€12 million at December 31, 2008) and an overall effect on shareholders' equity, before related tax effects, of -€225 million (-€141 million at December 31, 2008).

Meanwhile, a negative variation in exchange rates between the foreign currencies examined and the euro (i.e. appreciation of the euro against the other currencies) would have produced an overall effect on pre tax profit of €53 million (€42 million at December 31, 2008) and an overall effect on shareholders' equity, before related tax effects, of €252 million (€168 million at December 31, 2008).

The increase (decrease) with respect to the previous year is essentially due to the currency exchange rates on the two reference dates and to variations in the assets and liabilities exposed to exchange rate fluctuations.

Interest rate risk

The risk exposure arising from interest rate fluctuations within the Saipem Group is associated mainly with long-term financing with variable rates. To reduce this risk, Interest Rate Swaps (IRS) are entered into, as they also ensure a balanced relation between debt at fixed and variable interest rates. Such derivatives are evaluated at fair value by the Treasury Department of Eni SpA on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is the responsibility of the Treasury Department.

To measure sensitivity to interest rate risk, a sensitivity analysis was performed. The analysis calculated the effect on the income statement and shareholders' equity of hypothetical positive and negative variations of 10% in interest rates.

The analysis was performed for all relevant financial assets and liabilities exposed to interest rate fluctuations and regarded in particular the following items:
- interest rate derivatives;
- cash and cash equivalents;
- short and long-term financial liabilities.

For interest rate derivatives, the sensitivity analysis on fair value was conducted by comparing the interest rate conditions (fixed and variable rate) underlying the contract and used to calculate future interest rate differentials with discount curves for variable interest rates on the basis of year end interest rates subjected to hypothetical positive and negative changes of 10%, with the resulting changes weighted on the basis of the notional amounts. For cash and cash equivalents, the analysis used the average balance for the year and the average rate of return for the year, while for short and long-term financial liabilities, the average exposure for the year and average interest rate were considered.
A positive variation in interest rates would have produced an overall effect on pre tax profit of -€6 million (-€11 million at December 31, 2008) and an overall effect on shareholders' equity, before related tax effects of -€5 million (-€9 million at December 31, 2008). A negative variation in interest rates would have produced an overall effect on pre tax profit of €6 million (€11 million at December 31, 2008) and an overall effect on shareholders' equity, before related tax effects of €5 million (€9 million at December 31, 2008).
The increase (decrease) with respect to the previous year is essentially due to the interest rates on the two reference dates and to variations in the assets and liabilities exposed to interest rate fluctuations.

Commodity risk

Saipem's results are affected by changes in the prices of oil products (fuel oil, bunker oil, etc.) and raw materials, since they represent associated costs in the running of vessels, offices and yards and the implementation of projects and investments.
In order to accomplish this, it uses derivatives traded over the counter (swaps, forward, contracts for differences) through Eni Trading & Shipping (ETS) on the organised markets of ICE and NYMEX (futures), with the underlying commodities being oil products (ICE gasoil).
Such derivatives are evaluated at fair value on the basis of market prices provided by specialised sources or, in the absence of market prices, through Eni finance companies, in accordance with Group guidelines regarding the centralised financial management.
With regard to commodity risk hedging instruments, a 10% positive variation in the underlying rates would have produced an overall effect on pre tax profit of €0.1 million (-€0.3 million at December 31, 2008) and an overall effect on shareholders' equity, before related tax effects, of €6 million (€4 million at December 31, 2008). A 10% negative variation in the underlying rates would have produced an overall effect on pre tax profit of -€0.1 million (€0.3 million at December 31, 2008) and an overall effect on shareholders' equity, before related tax effects, of -€6 million (-€4 million at December 31, 2008).
The increase (decrease) with respect to the previous year is essentially due to the differences between the prices used in calculating the fair value of the instrument at the two reference dates.

Credit risk

Credit risk represents Saipem's exposure to potential losses deriving from non-performance of counterparties. Credit risk arising in the normal course of operations is monitored by the business units and the administration department on the basis of standard procedures and periodic reporting. For financial investments and the use of financial instruments, including derivatives, companies adopt the guidelines issued by the Treasury Department of Saipem.
The critical situation that has developed on the financial markets has led to additional preventative measures to avoid the concentration of risk/assets being adopted.
In addition, operations involving derivative instruments are being managed with a greater degree of selectivity.
The company did not have any significant cases of non performance by counterparties.
As at December 31, 2009, Saipem has no significant concentrations of credit risk.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available (funding liquidity risk), or that the Group is unable to sell its assets on the market place (asset liquidity risk), making it unable to meet its short-term finance requirements and settle obligations. Such a situation would negatively impact the Group's results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. Saipem manages liquidity risk by targeting a capital structure that guarantees a level of liquidity

adequate for the Groups' needs, optimising the opportunity cost of maintaining liquidity reserves and achieving an optimal profile in terms of maturity and composition of debt, in accordance with management plans and business objectives including prescribed limits in terms of maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium/long-term debt.
In spite of the significant deterioration of market conditions, which during the year led to an expansion of the credit market and strong pressure on spreads, Saipem believes it has access to sufficient funding and borrowing facilities to meet currently foreseeable requirements, thanks to a use of credit lines that is both flexible and targeted to meet business needs.
The liquidity management policies used – which were being applied even before the worsening of the crisis – have the objective of ensuring both the availability of adequate funding to meet short-term requirements and obligations and a sufficient level of operating flexibility to fund Saipem's development plans, while maintaining an adequate finance structure in terms of debt composition and maturity.
At December 31, 2009, Saipem maintained unused borrowing facilities of €1,267 million. These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant.
The following tables show total contractual payments (including interest payments) and maturities on financial debt and payments and due dates for trade and other payables.

Finance debt

	Maturity						
(€ million)	2010	2011	2012	2013	2014	After	Total
Long-term debt	350	322	196	371	379	528	2,146
Short-term debt	1,797	-	-	-	-	-	1,797
Fair value of derivative instruments	175	18	8	-	-	-	201
	2,322	**340**	**204**	**371**	**379**	**528**	**4,144**
Interest on debt	52	51	49	46	43	95	336

Trade and other payables

	Maturity			
(€ million)	2010	2011-2014	After	Total
Trade payables	2,602	-	-	2,602
Other payables and advances	3,131	2	-	3,133

In addition to the financial and trade debt recorded in the balance sheet, the Saipem Group has contractual obligations relating to non-cancellable operating leases whose performance will entail payments being made in future years.
The following table shows undiscounted payments due in future years in relation to outstanding contractual obligations.

Outstanding contractual obligations

	Maturity						
(€ million)	2010	2011	2012	2013	2014	After	Total
Non-cancellable operating leases	116	103	29	19	5	4	276

The table below summarises Saipem's capital expenditure commitments for property, plant and equipment and capital projects at December 31, 2009, for which procurement contracts will normally have been entered into.

	Maturity	
(€ million)	2010	2011
Committed on major projects	805	151
Other committed projects	109	-
	914	**151**

HSE risk

Saipem's business activities conducted both in and outside of Italy are subject to a broad range of national legislation and regulations, including laws implementing international protocols and conventions relating to specific sectors of activity.
These laws and regulations require prior authorisation and/or the acquisition of a license before operations may commence and the compliance with health, safety and environmental protection regulations.
Environmental regulations impose restrictions on the types, quantities and concentration of pollutants that can be released into the air, water and soil and require companies to adopt correct waste management practices. In particular, strict operating practices and standards to protect biodiversity must be adopted when exploring for, drilling and producing oil and gas in certain ecologically sensitive locations (protected areas). Failure to comply with environmental, health and safety laws is punishable by criminal and civil sanctions against the individuals responsible and – in certain cases of violations of safety laws – against companies, in accordance with a European model of direct corporate liability implemented in Italy through Legislative Decree 231/2001. Environmental, health and safety laws and regulations have a substantial impact on Saipem's operations, and expenses, and liabilities that Saipem may incur in relation to compliance with environmental, health and safety laws and regulations are expected to remain material to the Group's results of operations or financial position in future years.
Recently enacted legislation regarding health and safety in the workplace in Italy introduced new requirements which will have an impact on operations at Eni sites and in particular on relationships with contractors as well as significant repercussions on the models used for attributing liability in the event of violations of health and safety legislation. The new legislation emphasised the importance of adopting certified organisational and management models capable of discharging the company from corporate liability in the event of violations of legislation regarding health and safety in the workplace. For this purpose, Saipem has adopted HSE guidelines to ensure the health and safety of employees, local communities, contractors and clients and the safeguarding of the environment, in compliance with local and international rules and regulations and in line with international best practices and standards.
An ongoing process of risk identification, evaluation and mitigation is at the heart of HSE management operations in all phases of activity and for all business units. This process is implemented through the adoption of effective management procedures and systems designed to suit the specific characteristics of each activity and the sites in which they take place and with a view to achieving the continuous improvement of plant and processes. Additionally, the codification and proceduralization of operating phases has led to a reduction of the human factor in plant risk management. Operating emergencies that may have an adverse impact on assets, people and the environment are managed by the business units at site level through dedicated HSE structures equipped with emergency response plans indicating the corrective actions to be taken to minimise damage in the event of an incident and responsibilities for ensuring they are taken.
Saipem's integrated approach to managing health, safety and environmental issues is supported by the adoption in all Group companies of an HSE management system based on the Saipem/Eni Management System Model. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is aimed at achieving risk prevention and the systematic monitoring and control of HSE performance, in a cycle of continuous improvement, and is subject to audits by internal and independent experts. Saipem's facilities are certified to international standards such as ISO 14001, OHSAS 18001 and even EMAS. Saipem also provides an advanced programme of training and development for HSE staff with the aim of:

- promoting conduct consistent with the applicable guidelines;
- guiding HSE-related cultural, professional and managerial growth of all personnel working at and for Saipem;
- supporting knowledge management and HSE risk control.

Country risk

Substantial portions of Saipem's operations are performed in countries outside the EU and North America, certain of which may be politically or economically less stable.
Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Saipem's ability to operate or to economically operate in such countries. Further risks associated with activities in such countries are: (i) lack of well established and reliable legal systems and

uncertainties surrounding enforcement of contractual rights; (ii) unfavourable developments in laws and regulations and unilateral contract changes, leading to reductions in the value of Saipem's assets, forced sales and expropriations; (iii) restrictions on construction, drilling, imports and exports; (iv) tax increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, they may have a material adverse impact on Saipem's financial position and results.
Saipem employs a continuous and holistic approach to monitoring political, social and economic risk in countries in which it operates or intends to invest, using the reports on principal project risks and related trends prepared in accordance with Corporate Risk Management Policy and Risk Management procedures and Standards and Security reports prepared in accordance with the Corporate Security Policy and Guidelines on Security Activities.

Project risk

The main objectives of the Risk and Opportunity and Knowledge Management department are to:
- promote the use of risk and opportunity and knowledge management in tenders and in the execution phase of projects managed by the various Business Units;
- assure periodic reporting to management on principal project risks;
- ensure the spread of a risk and opportunity and knowledge management culture within Saipem;
- provide advice, support and guidelines to the Business Units and projects in identifying and evaluating risks and opportunities and in all activities related to the implementation of mitigation and improvement measures for risk management and the optimisation of opportunities, respectively;
- define, develop and update tools and methods for collecting and organising lessons learned and making them available to projects;
- ensure adequate training in line with the international standards and Codes of Practice to commercial and project management teams;
- ensure the constant updating of guidelines, procedures and Corporate standards, promoting their correct application within Saipem and subsidiary companies.

The standards and procedures in force at Saipem comply in terms of project risk management with the principal international risk management regulations and standards.

Additional information

BUY-BACK OF TREASURY SHARES

No treasury shares were purchased on the market during the year or after the balance sheet date.

Period	No. of shares	Average cost (€)	Total cost (€ thousand)	Share capital (%)
Treasury shares purchased				
2003 (from May 2)	2,125,000	6.058	12.873	0.48
2004	1,395,000	7.044	9.826	0.32
2005	3,284,589	10.700	35.146	0.74
2006	1,919,355	18.950	36.371	0.43
2007	848,700	25.950	22.024	0.19
2008	2,245,300	25.836	58.010	0.51
2009	-	-	-	-
Treasury shares	**11,817,944**	**14.745**	**174.250**	**2.67**
Less:				
- treasury shares allocated as stock grants	1,616,400			
- treasury shares allocated as stock options	4,550,497			
Treasury shares held at December 31, 2009	**5,651,047**	**21.064**	**119.035**	**1.28**

At March 10, 2010, the share capital amounted to €441,410,900. On the same day, the number of shares in circulations was 436,136,753.

INCENTIVE SCHEMES

From 2006, stock grants were replaced by a deferred monetary incentive. The deferred monetary incentive allocated in 2009 may be paid out after a three-year vesting period depending on the achievement of EBITDA annual targets (actual results versus targets) set for the years 2009-2012.

Stock options

Following a proposal by the Compensation Committee, the Board of Directors resolved not to implement the Stock Option Plan in 2009 due to the high instability and volatility of the Saipem share caused by exogenous variables and to compensate for this by supplementing the deferred monetary incentive assigned to critical managerial resources.

CONSOB REGULATION ON MARKETS

Article 36 of Consob Regulation on Markets: conditions for the listing of shares of companies with control over companies established and regulated under the law of non-EU countries

With regard to the recently published regulations setting out conditions for the listing of shares of companies with control over companies established and regulated under the law of non-EU countries that are deemed to be of material significance in relation to the consolidated financial statements, the Company discloses that:

- at December 31, 2009, the following nine Saipem subsidiaries fell within the scope of application of the regulation in question, namely:
  - Ersai Caspian Contractor Llc;
  - Global Petroprojects Services AG;
  - Petrex SA;
  - Saipem Asia Sdn Bhd;
  - Saipem Contracting (Nigeria) Ltd;
  - Saipem Contracting Algerie SpA;
  - Saipem Misr for Petroleum Services (S.A.E.);
  - Saudi Arabian Saipem Ltd;
  - Snamprogetti Saudi Arabia Ltd.

Procedures designed to ensure full compliance with Article 36 have already been adopted.

Article 37 of Consob Regulation on Markets: conditions preventing the admission to trading on an Italian regulated market of the shares of subsidiaries subject to management and coordination by another company

The Board of Directors has ascertained that the company satisfies the conditions set out in Article 37 of Consob Regulation on Markets for the admission to trading on an Italian regulated market of the shares of subsidiaries subject to management and coordination by another company.

DISCLOSURE OF TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties entered into by Saipem SpA and identified by IAS 24 concern mainly the exchange of goods, the supply of services, and the provision and utilisation of financial resources with non consolidated subsidiaries and associates as well as Eni SpA companies. All such transactions are an integral part of the ordinary day-to-day business and are carried out on an arm's length basis (i.e. at conditions which would be applied between independent parties) and in the interest of Group companies.
Managers with strategic responsibilities must declare, every six months, any transactions they enter into with Saipem SpA or its subsidiaries, directly or through a third party, in compliance with the provisions of IAS 24.
The amounts of trade, financial or other operations with related parties are provided in Note 44 to the consolidated financial statements of Saipem SpA.

EVENTS SUBSEQUENT TO YEAR END

New contracts

In 2010, Saipem was awarded new contracts and negotiated variations to existing contracts amounting to approximately €1,500 million. These can be broken down as follows:

- €375 million in the Offshore sector, relating to increases in the scope of work of existing contracts and a contract for Snam Rete Gas for the installation

of a new onshore gas landing system from the FSRU (Floating Storage Re-gasification Unit) to be installed off the coast of Livorno (Tuscany);
- €865 million in the Onshore sector, relating to:
  - increases in the scope of work of existing contracts, mainly in the Middle East and West Africa;
  - the EPC contract for Rivers State Government, comprising engineering, procurement, construction and commissioning of an OCGT (Open Cycle Gas Turbine) power generation unit, in Port Harcourt, Nigeria;
  - the EPC contract for Pemex, for two desulphurisation units and two amine regeneration units to be built at two of the client's refineries in Mexico;
- €260 million in the Drilling sectors, for contracts already illustrated in the press release of January 27, 2010.

MANAGEMENT OUTLOOK

Oil industry spending is expected to show signs of recovery in 2010, underpinning expectations of a gradual improvement in market prospects for the oil services industry, despite continued weakness in hydrocarbon demand in general and gas demand in particular, which will lead oil companies to delay the launch of large infrastructure projects.

Whilst in 2009 the oil services industry executed contracts largely acquired in previous years, when the market was particularly favourable, in 2010 volumes and associated margins are expected to be affected by the negative market conditions experienced in 2009. Saipem's business model, which addresses a number of different market sectors, combined with strong competitive position in frontier areas, which are traditionally less exposed to the cyclical nature of this market, have enabled the company to retain a high level of backlog.

The size and quality of the backlog and the strong operating performance on projects, underpin expectations for 2010 of again achieving largely positive results.

Revenues are expected to remain at the record levels attained in 2009; the increase in EBITDA is expected to be sufficient to compensate the increase in depreciation resulting from new assets starting operations, and EBIT is envisaged to remain at the record level achieved in 2009.

Investments for 2010 are forecast to be in the region of €1.5 billion and will be spent on completing the expansion of the Drilling fleet and further progress towards strengthening the Offshore asset base.

The start of operations of new distinctive assets in 2010 and 2011, coupled with a long-standing presence in geographical areas and sectors less exposed to the cyclical nature of the market, underpin expectations for a further significant strengthening of Saipem's competitive position in the medium-term.

Reconciliation of reclassified balance sheet, income statement and cash flow statement to statutory schemes

Reclassified balance sheet

(€ million)	Dec. 31, 2008		Dec. 31, 2009	
Reclassified balance sheet items (where not stated otherwise, items comply with statutory scheme)	Partial amounts from statutory scheme	Amounts from reclassified scheme	Partial amounts from statutory scheme	Amounts from reclassified scheme
A) Net tangible assets		5,171		6,295
Note 8 - Property, plant and equipment	5,171		6,295	
B) Net intangible assets		755		756
Note 9 - Intangible assets	755		756	
C) Investments		43		118
Note 10 - Investments accounted for using the equity method	42		118	
Note 11 - Other investments	2		2	
Recl. from E) - provisions for losses related to investments	(1)		(2)	
D) Working capital		(870)		(449)
Note 3 - Trade and other receivables	4,255		4,040	
Recl. to I) - financing receivables not related to operations	(260)		(68)	
Note 4 - Inventories	1,397		1,071	
Note 5 - Current tax assets	37		113	
Note 6 - Other current tax assets	301		285	
Note 7 - Other current assets	420		256	
Note 12 - Other financial assets	-		8	
Recl. to I) - financing receivables not related to operations	-		(8)	
Note 13 - Deferred tax assets	94		113	
Note 14 - Other non-current assets	17		34	
Note 16 - Trade and other payables	(6,370)		(5,735)	
Note 17 - Income tax payables	(101)		(115)	
Note 18 - Other current tax liabilities	(110)		(124)	
Note 19 - Other current liabilities	(476)		(227)	
Note 23 - Deferred tax liabilities	(25)		(64)	
Note 24 - Other non-current liabilities	(49)		(28)	
E) Provisions		(184)		(198)
Note 21 - Provisions for contingencies	(185)		(200)	
Recl. to C) - provisions for losses related to investments	1		2	
Net assets available for disposal		68		-
F) Provision for employee benefits		(173)		(182)
Note 22 - Provisions for employee benefits	(173)		(182)	
CAPITAL EMPLOYED, NET		**4,810**		6,340
G) Shareholders' equity		2,757		3,434
Note 26 - Saipem shareholders' equity	2,757		3,434	
H) Minority interest		21		61
Note 25 - Minority interest	21		61	
I) Net borrowings		2,032		2,845
Note 1 - Cash and cash equivalents	(1,398)		(986)	
Note 2 - Other financial assets held for trading or available for sale	(36)		(36)	
Note 15 - Short-term debt	2,613		1,797	
Note 20 - Long-term debt	1,106		1,796	
Note 20 - Current portion of long-term debt	7		350	
Recl. from D) - financing receivables held for non-operating purposes (Note 3)	(260)		(68)	
Recl. from D) - financing receivables held for non-operating purposes (Note 12)	-		(8)	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**4,810**		6,340

Reclassified income statement

The only items of the reclassified income statement which differ from the statutory scheme are those stated hereafter:

- revenues, amounting to €13 million, related to reimbursements for non-core business services, insurance claims and costs paid by the client, which feature under the statutory scheme as 'other revenues and income', have been recorded as reductions under the corresponding cost items in the reclassified income statement;
- the other gains and losses deriving from commodity contracts (-€7 million) have been recorded as reductions under the corresponding cost items in the reclassified income statement;
- the items 'financial income' (€1,101 million), 'financial expenses' (-€1,116 million) and 'derivatives' (-€85 million), which are indicated separately under the statutory scheme, are stated under the item 'finance (expense) income' (-€100 million) in the reclassified income statement;
- the items 'effect of accounting using the equity method' (€7 million) and 'other income (expenses) from investments' (€0 million), which are indicated separately under the statutory scheme, are stated net under the items 'net income from investments' and 'gain on disposals' under the reclassified income statement.

All other items are unchanged.

Reclassified cash flow statement

The only items of the reclassified cash flow statement which differ from the statutory scheme are those stated hereafter:

- the items 'depreciation and amortisation' (€438 million), 'net change in provisions' (€20 million), 'net change in the provision for employee benefits' (€11 million), 'impairments (write-ups)' (€40 million) and 'losses (gains) on investments accounted for using the equity method' (-€7 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'depreciation, amortisation and other non-monetary items' (€502 million);
- the items 'dividends' (-€2 million), 'interest income' (-€27 million), 'interest expense' (€61 million), 'unrealised exchange (gains) losses' (€38 million) and 'current and deferred income taxes' (€288 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'dividends, interests, extraordinary income/expenses and income taxes' (€358 million);
- the items regarding changes in 'inventories' (€326 million), 'trade and other receivables' (-€56 million), 'other assets' (€147 million), 'trade and other payables' (-€568 million) and 'other liabilities' (-€270 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'changes in working capital related to operations' (-€421 million);
- the items 'dividends received' (€40 million), 'interest received' (€26 million), 'interest paid' (-€91 million) and 'income taxes paid' (-€222 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'dividends, interests, extraordinary income/expenses and income taxes received (paid) during the year' (-€247 million);
- the items relating to investments in 'intangible assets' (-€14 million) and 'tangible assets' (-€1,601 million), indicated separately and included in cash flow from investing activities in the statutory scheme, are shown net under the item 'capital expenditure' (-€1,615 million);
- the items relating to disposals of 'intangible assets' (€8 million) and 'investments' (€1 million), indicated separately and included in cash flow from disposals in the statutory scheme, are shown net under the item 'disposals' (€9 million);

- the items 'proceeds from short-term receivables' (€1,099 million), 'proceeds from long-term debt' (€184 million), 'repayments of long-term debt' (-€65 million) and 'increase (decrease) in short-term debt to banks' (-€815 million), indicated separately and included in net cash used in financing activities in the statutory scheme, are shown net under the item 'variation in financial debt' (€403 million);
- the items 'effect of exchange rate changes on cash and cash equivalents' (-€15 million), 'effect of changes in consolidation area and other changes' (€60 million), indicated separately and included in net cash used in financing activities in the statutory scheme, are shown net under the item 'effect of changes in consolidation and exchange differences' (€45 million).

All other items are unchanged.


eni

saipem

Consolidated financial statements

Balance sheet

(€ million)	Note (*)	31.12.2008	of which with related parties	31.12.2009	of which with related parties
ASSETS					
Current assets					
Cash and cash equivalents	(1)	1,398	874	986	617
Other financial assets held for trading or available for sale	(2)	36		36	
Trade and other receivables	(3)	4,255	1,149	4,040	1,158
Inventories	(4)	1,397	73	1,071	142
Current tax assets	(5)	37		113	
Other current tax assets	(6)	301		285	
Other current assets	(7)	420	336	256	159
Total current assets		**7,844**		**6,787**	
Non-current assets					
Property, plant and equipment	(8)	5,171		6,295	
Intangible assets	(9)	755		756	
Investments accounted for using the equity method	(10)	42		118	
Other investments	(11)	2		2	
Other financial assets	(12)	-	-	8	-
Deferred tax assets	(13)	94		113	
Other non-current assets	(14)	17	3	34	-
Total non-current assets		**6,081**		**7,326**	
Assets held for sale	(45)	68		-	
TOTAL ASSETS		**13,993**		**14,113**	
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term debt	(15)	2,613	2,393	1,797	1,746
Current portion of long-term debt	(20)	7	2	350	72
Trade and other payables	(16)	6,370	129	5,735	255
Income tax payables	(17)	101		115	
Other current tax liabilities	(18)	110		124	
Other current liabilities	(19)	476	421	227	169
Total current liabilities		**9,677**		**8,348**	
Non-current liabilities					
Long-term debt	(20)	1,106	615	1,796	1,590
Provisions for contingencies	(21)	185		200	
Provisions for employee benefits	(22)	173		182	
Deferred tax liabilities	(23)	25		64	
Other non-current liabilities	(24)	49	48	28	26
Total non-current liabilities		**1,538**		**2,270**	
TOTAL LIABILITIES		**11,215**		**10,618**	
SHAREHOLDERS' EQUITY					
Minority interest	(25)	21		61	
Saipem's shareholders' equity:	(26)	2,757		3,434	
- share capital	(27)	441		441	
- share premium reserve	(28)	55		55	
- other reserves	(29)	(63)		99	
- retained earnings		1,536		2,226	
- net profit for the year		914		732	
- treasury shares	(30)	(126)		(119)	
Total shareholders' equity		**2,778**		**3,495**	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**13,993**		**14,113**	

(*) The notes constitute an integral part of the consolidated financial statements.

Income statement

(€ million)	Note (*)	2008	of which with related parties	2009	of which with related parties
REVENUES					
Net sales from operations	(32)	10,094	1,559	10,292	1,875
Other income and revenues	(33)	44	2	27	-
Total revenues		**10,138**		**10,319**	
Operating expenses					
Purchases, services and other	(34)	(7,291)	(81)	(7,233)	(86)
Payroll and related costs	(35)	(1,410)		(1,483)	
Depreciation, amortisation and impairment	(36)	(353)		(440)	
Other operating income and expenses	(37)	(1)	(1)	(7)	(7)
OPERATING PROFIT		**1,083**		**1,156**	
Finance income (expenses)					
Finance income		1,405	67	1,101	13
Finance expense		(1,568)	(178)	(1,116)	(56)
Derivative financial instruments		68	73	(85)	56
Total finance income (expenses)	(38)	**(95)**		**(100)**	
Income (expenses) from investments					
Share of profit (loss) of equity-accounted investments		22		7	
Other gain (loss) from investments		207		-	
Total income (expense) from investments	(39)	**229**		**7**	
PROFIT BEFORE INCOME TAXES		**1,217**		**1,063**	
Income taxes	(40)	(285)		(288)	
NET PROFIT		**932**		**775**	
Attributable to:					
- Saipem		914		732	
- minority interest	(41)	18		43	
Earnings per share attributable to Saipem (€ per share)					
Basic	(42)	2,10		1,68	
Diluted	(42)	2,07		1,66	

(*) The notes constitute an integral part of the consolidated financial statements.

Statement of comprehensive income

(€ million)	31.12.2008	31.12.2009
Net profit	**932**	**775**
Other items of comprehensive income:		
- change in the fair value of cash flow hedges (1)	(248)	193
- investments carried at fair value	(7)	1
- exchange rate differences arising from the translation into euro of financial statements currencies other than the euro	5	(8)
- income tax relating to other items of comprehensive income	54	(26)
Other items of comprehensive income	**(196)**	**160**
Total comprehensive income	**736**	**935**
Attributable to:		
- Saipem	718	894
- minority interest	18	41

(1) The change in the fair value of cash flow hedges relates almost exclusively to transactions with the parent company Eni.

Consolidated statement of changes in shareholders' equity

	Saipem shareholders' equity												
(€ million)	Share capital	Share premium reserve	Other reserves	Legal reserve	Reserve for treasury shares	Cash flow hedge reserve	Cumulative currency translation differences	Retained earnings	Net profit for the year	Treasury shares	Total	Minority interest	Total shareholders' equity
Balance at December 31, 2006	441	55	7	65	16	67	(13)	(632)	384	(73)	1,581	4	1,585
2007 net profit	-	-	-	-	-	-	-	-	875	-	875	3	878
Other items of comprehensive income													
Change in the fair value of cash flow hedges net of the tax effect	-	-	-	-	-	41	-	-	-	-	41	-	41
Investments carried at fair value	-	-	-	-	-	-	-	6	-	-	6	-	6
Exchange rate differences arising from translation into euro of financial statements currencies other than euro	-	-	-	-	-	-	(80)	-	-	-	(80)	-	(80)
Total recognised income and (expense) for the year	-	-	-	-	-	41	(80)	6	875	-	842	3	845
Transactions with shareholders													
Dividend distribution	-	-	-	-	-	-	-	-	(126)	-	(126)	-	(126)
Retained earnings and transfer to legal reserve	-	-	-	7	-	-	-	251	(258)	-	-	-	-
Treasury shares repurchased	-	-	-	-	18	-	-	(18)	-	(4)	(4)	-	(4)
Other changes in shareholders' equity													
Cost related to stock options/grants	-	-	-	-	-	-	-	(2)	-	-	(2)	-	(2)
Other changes	-	-	-	-	-	-	-	4	-	-	4	(3)	1
Total	-	-	-	7	18	-	-	235	(384)	(4)	(128)	(3)	(131)
Balance at December 31, 2007	441	55	7	72	34	108	(93)	873	875	(77)	2,295	4	2,299
2008 net profit	-	-	-	-	-	-	-	-	914	-	914	18	932
Other items of comprehensive income													
Change in the fair value of cash flow hedges net of the tax effect	-	-	-	-	-	(194)	-	-	-	-	(194)	-	(194)
Investments carried at fair value	-	-	-	-	-	-	-	(7)	-	-	(7)	-	(7)
Exchange rate differences arising from translation into euro of financial statements currencies other than euro	-	-	-	-	-	(3)	8	-	-	-	5	-	5
Total recognised income and (expense) for the year	-	-	-	-	-	(197)	8	(7)	914	-	718	18	736
Transactions with shareholders													
Dividend distribution	-	-	-	-	-	-	-	-	(192)	-	(192)	-	(192)
Retained earnings and transfer to legal reserve	-	-	-	15	-	-	-	668	(683)	-	-	-	-
Treasury shares repurchased	-	-	-	-	(17)	-	-	16	-	(49)	(50)	-	(50)
Other changes in shareholders' equity													
Cost related to stock options/grants	-	-	-	-	-	-	-	8	-	-	8	-	8
Other changes	-	-	-	-	-	-	-	(22)	-	-	(22)	(1)	(23)
Total	-	-	-	15	(17)	-	-	670	(875)	(49)	(256)	(1)	(257)
Balance at December 31, 2008	441	55	7	87	17	(89)	(85)	1,536	914	(126)	2,757	21	2,778

Consolidated statement of changes in shareholders' equity *continued*

(€ million)	Saipem shareholders' equity												
	Share capital	Share premium reserve	Other reserves	Legal reserve	Reserve for treasury shares	Cash flow hedge reserve	Cumulative currency translation differences	Retained earnings	Net profit for the year	Treasury shares repurchased	Total	Minority interest	Total shareholders' equity
Balance at December 31, 2008	441	55	7	87	17	(89)	(85)	1,536	914	(126)	2,757	21	2,778
2009 net profit	-	-	-	-	-	-	-	-	732	-	732	43	775
Other items of comprehensive income													
Change in the fair value of cash flow hedges net of the tax effect	-	-	-	-	-	167	-	-	-	-	167	-	167
Investments carried at fair value	-	-	-	-	-	-	-	1	-	-	1	-	1
Exchange rate differences arising from translation into euro of financial statements currencies other than euro	-	-	-	-	-	(1)	(5)	-	-	-	(6)	(2)	(8)
Total recognised income and (expense) for the year	-	-	-	-	-	166	(5)	1	732	-	894	41	935
Transactions with shareholders													
Dividend distribution	-	-	-	-	-	-	-	-	(239)	-	(239)	-	(239)
Retained earnings and transfer to legal reserve	-	-	-	1	-	-	-	674	(675)	-	-	-	-
Treasury shares repurchased	-	-	-	-	-	-	-	-	-	7	7	-	7
Other changes in shareholders' equity													
Cost related to stock options/grants	-	-	-	-	-	-	-	8	-	-	8	-	8
Difference between the carrying amount and strike price of stock options and stock grants exercised by Saipem managers	-	-	-	-	-	-	-	(1)	-	-	(1)	-	(1)
Other changes	-	-	-	-	-	-	-	8	-	-	8	(1)	7
Total	-	-	-	1	-	-	-	689	(914)	7	(217)	(1)	(218)
Balance at December 31, 2009	441	55	7	88	17	77	(90)	2,226	732	(119)	3,434	61	3,495

Statement of cash flows

(€ million)	Note (*)	2008		2009	
Net profit for the year		914		732	
Minority interest		18		43	
Depreciation and amortisation	(36)	353		438	
Impairments (write-ups)		13		40	
Net change in provisions for contingencies		(13)		20	
Net change in the provision for employee benefits		6		11	
Net gains on disposal of assets		(203)		-	
Losses (gains) on investments accounted for using the equity method		(22)		(7)	
Dividend (income)	(39)	(5)		(2)	
(Interest income)		(128)		(27)	
Interest expense		237		61	
Unrealised exchange (gains) losses		(17)		38	
Current and deferred income taxes	(40)	285		288	
Cash generated from operating profit before changes in working capital			**1,438**		**1,635**

(*) The notes constitute an integral part of the consolidated financial statements.

Statement of cash flows *continued*

(€ million)	Note (*)	2008		2009	
(Increase) decrease:					
- inventories		(578)		326	
- trade and other receivables		(641)		(56)	
- other assets		(147)		147	
- trade and other payables		1,637		(568)	
- other liabilities		387		(270)	
Cash flow from operations			**2,096**		**1,214**
Dividends received		42		40	
Interest received		128		26	
Interest paid		(237)		(91)	
Income taxes paid		(278)		(222)	
Realised exchange gains or losses on dividends		6		-	
Other changes related to operating activities		(195)		-	
Net cash provided by operating activities			**1,562**		**967**
of which with related parties	(44)	*1,038*		*1,912*	
Investing activities:					
- intangible assets	(9)	(13)		(14)	
- tangible assets	(8)	(2,031)		(1,601)	
- investments	(10)	(3)		-	
Cash flow from investing activities			(2,047)		(1,615)
Disposals:					
- tangible assets		46		8	
- investments		310		1	
- collection and transfer of financing receivables and other short-term financial assets		-		11	
Other changes related to investing activities		(6)		-	
Cash flow from disposals			350		20
Net cash used in investing activities			**(1,697)**		**(1,595)**
of which with related parties	(44)	-		-	
Securities		(36)		-	
Buy-back of treasury shares		(50)		7	
Proceeds from short-term receivables		(195)		-	
Proceeds from short-term debt		85		-	
Proceeds from long-term debt		221		1,099	
Repayments of short-term debt		(503)		184	
Repayments of long-term debt		(6)		(65)	
Increase (decrease) in short-term debt to banks		-		(815)	
Net capital contributions by minority shareholders		-		-	
Dividend distribution		(192)		(239)	
Net cash used in financing activities			**(676)**		**171**
of which with related parties	(44)	*(85)*		*398*	
Effect of exchange rate changes on cash and cash equivalents			(9)		(15)
Effect of changes in consolidation area and other changes			48		60
Net cash flow for the year			**(772)**		**(412)**
Cash and cash equivalents - beginning of year	(1)		**2,170**		**1,398**
Cash and cash equivalents - end of year	(1)		**1,398**		**986**

(*) The notes constitute an integral part of the consolidated financial statements.

Basis of presentation

The consolidated financial statements of Saipem have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the European Commission pursuant to Article 6 of EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 and in accordance with Article 9 of Legislative Decree No. 38/2005[1]. The consolidated financial statements have been prepared by applying the cost method except for items that under IFRS must be recognised at fair value, as described in the accounting policies section.
The consolidated financial statements include the statutory accounts of Saipem SpA and the accounts of all Italian and foreign companies in which Saipem SpA holds the right to directly or indirectly exercise control, determine financial and management decisions and obtain economic and financial benefits. The consolidated financial statements also include, on a line-by-line proportional basis, data of companies managed under joint operating agreements. Immaterial subsidiaries and subsidiaries whose consolidation does not produce significant economic and financial effects are not consolidated. A subsidiary is generally considered to be immaterial when it does not exceed two of the following three limits: (i) total assets or liabilities: €3,125 thousand; (ii) total revenues: €6,250 thousand; and (iii) average number of employees: 50.
Subsidiaries whose consolidation does not produce significant economic and financial effects perform limited operating activities. The effects of these exclusions are immaterial[2].
Immaterial subsidiaries excluded from consolidation, associates and other interests are accounted for as described under the heading 'Financial fixed assets'.
Consolidated companies, non-consolidated subsidiaries, associates and relevant shareholdings as set forth in Article 126 of Consob resolution 11971 of May 14, 1999 and subsequent addenda, are indicated in the section 'Scope of Consolidation'. After this section, there follows a list detailing the changes in the scope of consolidation from the previous year.
Subsidiaries' financial statements are audited by independent auditors, who examine and certify the information required for the preparation of the consolidated financial statements. The consolidated financial statements at December 31, 2009, approved by Saipem's Board of Directors on March 10, 2010, were audited by the independent auditor PricewaterhouseCoopers SpA. As the main auditor of the Group, PricewaterhouseCoopers SpA is responsible for the auditing activities of the subsidiaries, and, to the extent allowed under Italian legislation, for the work of other independent auditors.
Amounts in these financial statements and the notes thereto are stated in millions of euros (€ million).

Principles of consolidation

Interests in consolidated companies

Fully owned subsidiaries are consolidated using the full consolidation method. Assets and liabilities, revenues and expenses related to fully consolidated subsidiaries are therefore wholly incorporated into the consolidated financial statements. The book value of these interests is eliminated against the corresponding portion of their shareholders' equity.
Jointly controlled companies are consolidated using the proportional method. The book value of interests in these companies is therefore eliminated against the corresponding portion of their shareholders' equity. Assets and liabilities, revenues and expenses are incorporated into the consolidated financial statements proportionally to the interest held. Subsidiaries and jointly controlled entities are consolidated from the date on which control is transferred to the group and are deconsolidated from the date on which control ceases.
The shareholders' equity in consolidated companies is determined by attributing to each of the balance sheet items its fair value at acquisition date. The excess of the purchase price of an acquired entity over the total fair value assigned to assets acquired and liabilities assumed is recognised as goodwill; negative goodwill is recognised in the income statement. The purchase of additional ownership interests in subsidiaries from minority shareholders is recognised as goodwill and represents the excess of the amount paid over the carrying value of the minority interest acquired.
The difference between the proceeds from the disposal of the subsidiary and its carrying amount as at the date of disposal - including the cumulative amount of any exchange differences that relate to the subsidiary, recognised in the separate component

(1) The international accounting standards used in the preparation of the consolidated financial statements are essentially the same as those issued by the IASB and in force in 2009, since the current differences between the IFRS endorsed by the European Commission and those issued by the IASB relate to situations that do not affect the Group, with the exception of IFRIC 12 'Service Concession Arrangements' and IFRIC 18 'Transfers of Assets from Customers' (see also section on 'Recent accounting principles').
(2) According to the IASB conceptual framework, 'information is material if its omission or misstatement could influence the economic decisions of users taken on the basis of the financial statements'.

of equity in accordance with IAS 21, the 'Effects of changes in foreign exchange rates' – is recognised in the consolidated income statement as a gain or loss on the disposal.
Equity and net profit attributable to minority interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively. Minority interest is determined on the basis of the fair value of the assets and liabilities at the acquisition date, excluding any related goodwill. If losses applicable to minority interests in a consolidated subsidiary exceed the minority interests in the subsidiary's equity, the excess and any further losses applicable to the minority interests are allocated against the majority's interest, except to the extent that the minority interests have a binding obligation and are able to make an additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the majority's interest until the minority interests' share of losses previously absorbed by the majority's interest have been recovered. Dividends, revaluations, write-downs and losses on interests in consolidated companies, in addition to gains and losses on intercompany disposals of shareholdings in consolidated companies, are eliminated.

Business combination under common control

Since business combinations under common control lie outside the scope of IFRS 3, management has, in compliance with paragraphs 10, 11 and 12 of IAS 8, used its judgement in developing and applying an accounting policy that results in information that is relevant, reliable, representative of the economic substance of transactions and prudent. In making its judgement, management considered the requirements and criteria of the IFRS, as well as those of other accounting standards, to the extent that these latter did not conflict with the former.
Under the resulting accounting policy, the assets and liabilities acquired are recognised at the carrying amounts recognised previously in the consolidated financial statements of the parent company Eni SpA. The difference between the purchase price and net assets and liabilities is recognised in consolidated shareholders' equity.

Intercompany transactions

Unrealized intercompany profit is eliminated, as are intercompany receivables, payables, revenues and expenses, guarantees (including performance bonds), commitments and risks. Intercompany losses are not eliminated since they are considered an impairment indicator of the assets transferred.

Foreign currency translation

Financial statements of foreign companies having a functional currency other than the euro are converted into the presentation currency applying: (i) closing exchange rates for assets and liabilities; (ii) historical exchange rates for equity accounts; and (iii) average rates for the year to the income statement (source: Bank of Italy).
Cumulative exchange rate differences resulting from this translation are recognised in shareholders' equity under the item 'Cumulative currency translation differences' for the portion relating to the Group's interest and under 'Minority interest' for the portion related to minority shareholders. Cumulative exchange differences are charged to the income statement when the investments are sold or the capital employed is returned.
The financial statements of foreign subsidiaries translated into euro are denominated in the functional currencies of the countries where the entities operate, i.e. the local currency or the currency in which most financial transactions and assets and liabilities are denominated.

The exchange rates that have been applied for the translation of financial statements in foreign currencies are as follows:

Currency	Exchange rate at Dec. 31, 2008	Exchange rate at Dec. 31, 2009	2009 average exchange rate
US Dollar	1.3917	1.4406	1.3948
British Pound Sterling	0.9525	0.8881	0.8909
Algerian Dinar	98.3946	104.172	101.2125
Angolan Kwanza	104.614	128.608	110.784
Saudi Arabian Riyal	5.22303	5.40329	5.23092
Argentine Peso	4.80444	5.46185	5.21103
Australian Dollar	2.0274	1.6008	1.7727
Azerbaijan Manat	1.12248	1.15723	1.12284
Brazilian Real	3.2436	2.5113	2.7674
Canadian Dollar	1.6998	1.5128	1.5849
Central African CFA Franc	655.957	655.957	655.957
Croatian Kuna	7.3555	7.3	7.34
Egyptian Pound	7.67609	7.90576	7.74345
Indian Rupee	67.636	67.04	67.361
Indonesian Rupee	15,239.1	13,626.1	14,443.7
Kazakhstan Tenge	168.227	213.775	206.034
Malaysian Ringgit	4.8048	4.9326	4.9079
Mexican Peso	19.2333	18.9223	18.7989
Nigerian Naira	193.249	215.548	209.099
Norwegian Kroner	9.75	8.3	8.73
Peruvian New Sol	4.37155	4.16189	4.19064
Qatar Riyal	5.06816	5.24609	5.07816
Dominican Peso	49.0688	51.9443	50.066
Romanian New Leu	4.0225	4.2363	4.2399
Russian Rouble	41.283	43.154	44.138
Singaporean Dollar	2.004	2.019	2.024
Swiss Franc	1.485	1.484	1.51
UAE Dirham	5.1118	5.1229	5.2914

Summary of significant accounting policies

The most significant accounting policies used in the preparation of the consolidated financial statements are described below.

Current assets

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are classified as current liabilities under the item 'Short-term debt'.

Inventories

Inventories, with the exception of contract work-in-progress, are stated at the lower of purchase or production cost and net realizable value. Net realizable value is defined as the estimated selling price of the inventory in the ordinary course of business. The cost of inventories is determined by applying the weighted average cost method on a monthly basis.

Work-in-progress relating to long-term contracts is stated on the basis of agreed contract revenue determined with reasonable certainty, recognised in proportion to the stage of completion of contract activity and in accordance with the prudence principle. Given the nature of the contracts and the type of work, the percentage of completion is calculated on the basis of the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs (i.e. cost-to-cost method).

Adjustments made for the economic effects of using this method with respect to previously recognised revenue are included under contract work-in-progress if positive or under trade payables if negative.
When hedged by derivative contracts qualifying for hedge accounting, revenues denominated in foreign currencies are translated at the contracted rates. Otherwise, they are translated at the exchange rate prevailing at year end. The same method is used for costs denominated in a foreign currency.
The valuation of work-in-progress considers all directly related costs, contractual risks and contract revision clauses, where they can be reliably estimated.
Modifications to original contracts for additional works are recognised when realisation is probable and the amount can be reliably estimated. Expected losses on contracts are recognised as expenses immediately.
Bidding costs are expended in the year in which they are incurred.

Current financial assets

Held for trading financial assets and available-for-sale financial assets are measured at fair value with gains or losses recognised in the income statement under 'Finance income (expense)'[3] and to the equity reserve related to other comprehensive income, respectively. In the latter case, changes in fair value recognised in equity are taken to the income statement when the asset is sold or impaired.
The objective evidence that an impairment loss has occurred is verified considering, inter alia, significant breaches of contracts, serious financial difficulties or the high probability of insolvency of the counterparty. Losses are deducted from the carrying amount of the asset[4].
Available-for-sale financial assets include financial assets other than derivative financial instruments, loans and receivables, held-for-trading financial assets and held-to-maturity financial assets.
The fair value of financial instruments is determined by market quotations or, in their absence, by the value resulting from the adoption of suitable financial valuation models which take into account all the factors adopted by market operators and prices obtained in similar recent transactions in the market.
Interest and dividends on financial assets stated at fair value are accounted for on an accrual basis as 'Finance income (expense)' and 'Other income (expense) from investments', respectively.
When the purchase or sale of a financial asset occurs under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market place concerned (e.g. purchase of securities on regulated markets), the transaction is accounted for on the settlement date.
Receivables are stated at amortised cost (see 'Financial fixed assets - Receivables and financial assets held to maturity').
Transferred financial assets are derecognised when the contractual rights to receive the cash flows of the financial assets are transferred together with the risks and rewards of ownership.

Non-current assets

Tangible assets

Tangible assets, including investment properties, are recognised using the cost model and stated at their purchase or production cost including any costs directly attributable to bringing the asset into operation. In addition, when a substantial period of time is required to bring the asset into operation, the purchase price or production cost includes the borrowing costs incurred that could have otherwise been saved had the investment not been made. The purchase or production costs are net of government grants related to assets, which are only recognised when all the required conditions have been met.
In the case of a present obligation for the dismantling and removal of assets and the restoration of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. The accounting treatment of changes in estimates for these provisions, the passage of time and the discount rate are indicated under 'Provisions for contingencies'.
Tangible assets are not revalued for financial reporting purposes.

(3) From 2009, changes in the fair value of non-hedging commodity derivatives, including the effects of settlements, are recognized under 'Other operating income and expenses'. Prior period results have been restated accordingly.
(4) EU Commission Regulation No. 1004/2008 of October 15, 2008 endorsed certain amendments to IAS 39 'Financial Instruments: Recognition and Measurement' and to IFRS 7 'Financial Instruments: Disclosures'. The amendments allow, providing specific criteria are met, an entity to reclassify held-for-trading and available-for-sale financial assets into financial instruments measured at cost or amortized cost. The change has not produced any effect for Saipem.

Assets held under finance leases or under leasing arrangements that do not take the legal form of a finance lease but substantially transfer all the risks and rewards of ownership of the leased asset are recognised at fair value, net of taxes due from the lessor or, if lower, at the present value of the minimum lease payments. Leased assets are included within tangible assets. A corresponding financial debt payable to the lessor is recognised as a financial liability. These assets are depreciated using the criteria described below. Where it is not reasonably certain that the purchase option will be exercised, leased assets are depreciated over the shorter of the lease term and the estimated useful life of the asset.
Expenditures on renewals, improvements and transformations that extend the useful lives of the related asset are capitalised.
Tangible assets, from the moment they begin or should begin to be used, are depreciated systematically using a straight-line method over their useful life, which is an estimate of the period over which the assets will be used by the company. When tangible assets comprise more than one significant element with different useful lives, each component is depreciated separately. The depreciable amount of an asset is its cost less the estimated residual value at the end of its useful life, if this is significant and can be reasonably determined. Land is not depreciated, even where purchased with a building. Tangible assets held for sale are not depreciated but are valued at the lower of book value and fair value less costs to sell.
Assets that can be used free of charge are depreciated over the shorter of the duration of the concession and the useful life of the asset.
Replacement costs of identifiable components in complex assets are capitalised and depreciated over their useful life. The residual book value of the component that has been replaced is charged to the income statement. Ordinary maintenance and repair costs are expensed when incurred.
The carrying value of tangible assets is reviewed for impairment whenever events indicate that the carrying amounts for those assets may not be recoverable. The recoverability of an asset is assessed by comparing its carrying value with the recoverable amount, represented by the higher of fair value less costs to sell and value in use. If there is no binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of the asset.
Value in use is the present value of the future cash flows expected to be derived from the use of the asset and, if significant and reasonably determinable, from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Discounting is carried out at a rate that reflects current market assessments of the time value of money and the risks specific to the asset that are not reflected in the estimate of future cash flows. The discount rate used is the Weighted Average Cost of Capital (WACC) adjusted for risks specific to the market.
Value in use is calculated net of the tax effect as this method results in values similar to those resulting from discounting pre-tax cash flows at a pre-tax discount rate deriving, through an iteration process, from a post-tax valuation.
Valuation is carried out for each single asset or, if the realizable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use (i.e. 'cash generating unit'). If the reasons for impairment cease to exist, the impairment loss is reversed to the income statement as income from revaluation. The value of the asset is written back to the lower of the recoverable amount and the original book value before impairment and net of any depreciation that would have been incurred had no impairment loss been recognised.
Tangible assets destined for specific operating projects, for which no further future use is envisaged due to the characteristics of the asset itself or high usage during project execution, are depreciated over the duration of the project.

Intangible assets

Intangible assets are assets without physical substance, controlled by the company and capable of producing future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset arises from legal or contractual rights, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the ability to obtain the future economic benefits related to an asset and to restrict the access of others to those benefits. Intangible assets are initially stated at cost as determined by the criteria used for tangible assets and are not revalued for financial reporting purposes.
Intangible assets with a defined useful life are amortised systematically over their useful life estimated as the period over which the assets will be used by the company. The amount to be amortised and the recoverability of their book value are determined in accordance with the criteria described in the section 'Tangible assets'.
Goodwill and other intangible assets with an indefinite useful life are not amortised. The recoverability of their carrying value is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill is tested for impairment at the level of the smallest aggregate (cash generating unit) on which the company, directly or indirectly, evaluates the return on the capital expenditure to which goodwill relates. The cash generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use, and that are largely independent of the cash inflows from other assets or groups of assets. If the carrying amount of the cash generating unit, including goodwill allocated thereto, exceeds the cash generating unit's recoverable amount, the excess is recognised as impairment. The impairment loss is first allocated to reduce the carrying amount of goodwill. Any remaining excess is allocated on a pro-rata basis to the carrying value of the assets that form the cash generating unit. The recoverable amount of cash generating units to which goodwill relates is determined based on value in use, i.e. the present value of future cash flows expected to result from the use of the asset. Impairment charges against goodwill are not reversed[5]. Negative goodwill is recognised in the income statement.

Costs of technological development activities

Costs of technological development activities are capitalised when the company can prove that:

(a) there is the technical capacity to complete the asset and make it available for use or sale;
(b) there is the intention to complete the asset and make it available for use or sale;
(c) it is possible to make the asset available for use or sale;
(d) it can be shown that the asset is able to produce future economic benefits;
(e) technical, financial and other resources are available to complete development of the asset and make the asset available for use or sale;
(f) the cost attributable to the intangible asset can be reasonably determined.

Grants

Grants related to assets are recorded as a reduction of the purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with government entities, will be met. Grants related to income are recognised in the income statement.

Financial fixed assets

INVESTMENTS

Investments in subsidiaries excluded from consolidation and associates are accounted for using the equity method. When there is objective evidence of impairment (see also section 'Current assets'), the recoverability is tested by comparing the carrying amount and the related recoverable amount determined adopting the criteria indicated in the item 'Tangible assets'.
Subsidiaries excluded from consolidation and associates may be accounted for at cost, adjusted for impairment losses, if this does not result in a misrepresentation of the company's financial condition and results.
When the reasons for their impairment cease to exist, investments accounted for at cost are revalued within the limit of the impairment made and their effects are taken to the income statement item 'Other income (expense) from investments'.
Other investments, included in non current assets, are recognised at their fair value and their effects are included in the equity reserve related to other comprehensive income. Changes in fair value recognised in equity are charged to the income statement when the investment is sold or impaired. When investments are not traded in a public market and fair value cannot be reasonably determined, investments are accounted for at cost, adjusted for impairment losses; impairment losses may not be reversed[5]. The risk deriving from losses exceeding shareholders' equity is recognised in a specific provision to the extent the parent company is required to fulfil legal or implicit obligations towards the subsidiary or to cover its losses.

RECEIVABLES AND HELD-TO-MATURITY FINANCIAL ASSETS

Receivables and financial assets held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then adjusted to take into account capital repayments, devaluations and amortisation of the difference between the reimbursement value and the initial carrying value. Amortisation is carried out on the basis of the effective interest rate, which

(5) Impairment charges recognised in an interim period are not reversed even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the subsequent interim period.

is the rate that exactly discounts the present value of estimated future cash flows to the initial carrying value (i.e. the amortised cost method). Receivables for finance leases are recognised at an amount equal to the present value of the lease payments and the purchase option price or any residual value; the amount is discounted at the interest rate implicit in the lease.
Any impairment is recognised by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate defined at initial recognition or at the moment of its updating to reflect re-pricings contractually established (see also 'Current assets'). Receivables and held-to-maturity financial assets are recognised net of the provision for impairment losses. When the impairment loss is definite, the provision is used. Otherwise it is released. Changes to the carrying amount of receivables or financial assets arising from amortised cost valuation are recognised as 'Finance income (expenses)'.

Non-current assets held for sale
Non-current assets and current and non-current assets included within disposal groups, whose carrying amount will be recovered principally through a sale transaction rather than through their continuing use, are classified as held for sale. Non-current assets held for sale, current and non-current assets included within disposal groups and liabilities directly associated with them are recognised in the balance sheet separately from the entity's other assets and liabilities.
Non-current assets held for sale are not depreciated and are measured at the lower of the fair value less costs to sell and their carrying amount.
Any difference between the carrying amount and the fair value less costs to sell is taken to profit or loss account as an impairment loss; any subsequent reversal is recognised up to the cumulative impairment losses, including those recognised prior to qualification of the asset as held for sale.

Financial liabilities
Debt is carried at amortised cost (see item 'Financial fixed assets - Receivables and held-to-maturity financial assets' above).

Provisions for contingencies
Provisions for contingencies are liabilities for risks and charges of a definite nature and whose existence is certain or probable but for which at year-end the timing or amount of future expenditure is uncertain. Provisions are recognised when: (i) there is a present obligation (legal or constructive), as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; (iii) a reliable estimate can be made of the amount of the obligation. Provisions represent the best estimate of the expenditure required to settle the obligation or to transfer it to third parties at the balance sheet date. The amount recognised for onerous contracts is the lower of the cost necessary to fulfil the obligations, net of expected economic benefits deriving from the contracts, and any compensation or penalties arising from failure to fulfil these obligations. Where the effect of the time value of money is material and the payment dates of the obligations can be reliably estimated, the provisions should be discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as 'Finance (expense) income'.
When the liability regards a tangible asset, the provision is stated with a corresponding entry to the asset to which it refers. The income statement charge is made through the depreciation process.
The costs that the company expects to bear in order to carry out restructuring plans are recognised when the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.
Provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates. The estimated revisions of the provisions are recognised in the same income statement item that previously held the provision, or, when the liability regards tangible assets, with a corresponding entry to the assets to which they refer.
In the notes to the consolidated financial statements, the following contingent liabilities are described: (i) possible, but not probable obligations arising from past events, whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company; (ii) present obligations arising from past events whose amount cannot be measured with sufficient reliability or whose settlement will probably not require an outflow of resources embodying economic benefits.

Employee benefits
Post-employment benefit plans, including constructive obligations, are classified as either 'defined contribution plans' or 'defined benefit plans' depending on the economic substance of the plan as derived from its principal terms and conditions. In the first case, the company's obligation, which consists of making payments to the State or to a trust or fund, is determined on the basis of the contributions due.

The liabilities related to defined benefit plans, net of any plan assets, are determined on the basis of actuarial assumptions[6] and charged on an accruals basis during the employment period required to obtain the benefits. The valuation of the liability is made by independent actuaries.
The actuarial gains and losses of defined benefit plans are recognised prorata on service in the income statement using the corridor method, if and to the extent that the net cumulative actuarial gains and losses unrecognised at the end of the previous reporting period exceed the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of the plan assets, over the expected average remaining working lives of the employees participating in the plan. Such actuarial gains and losses derive from changes in the actuarial assumptions used or from a change in the conditions of the plan.
Obligations for long-term benefits are determined by adopting actuarial assumptions. The effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Treasury shares

Treasury shares are recorded at cost and as a reduction of equity. Gains or losses from the subsequent sale of treasury shares are recorded as an increase (or decrease) in equity.

Revenues

Revenues related to contract work-in-progress are recognised on the basis of contractual revenues, with reference to the stage of completion determined using the cost-to-cost method. Revenues for contract work-in-progress in a foreign currency are recognised at the euro exchange rate on the date the stage of completion of a contract is measured with the customer. This value is adjusted to take into account exchange differences arising on derivatives that qualify for hedge accounting.
Advances are recognised at the exchange rate on the date of payment.
Requests for additional payments deriving from a change in the scope of the work are included in the total amount of revenues when it is probable that the client will approve the variation and the related amount. Claims deriving, for example, from additional costs incurred for reasons attributable to the client are included in the total amount of considerations only when it is probable that the client will accept them. Work that has not yet been accepted is recognised at the year-end exchange rate.
Revenues associated with sales of products and services, with the exception of contract work-in-progress, are recorded when the significant risks and rewards of ownership pass to the customer or when the transaction can be considered settled and associated revenue can be reliably measured.
Revenue related to partially rendered services is recognised by reference to the stage of completion, providing this can be measured reliably and that there is no significant uncertainty regarding the collectibility of the amount and the related costs. When the outcome of the transaction cannot be estimated reliably, revenue is recognised only to the extent of costs incurred that are expected to be recoverable.
Revenues are stated net of returns, discounts, rebates and bonuses and direct taxation.

Costs

Costs are recognised when the related goods and services are sold, consumed or allocated, or when their future benefits cannot be determined.
Operating lease payments are recognised in the income statement over the length of the contract.
Labour costs comprise remuneration paid, provisions made to pension funds, accrued holidays, national insurance and social security contributions in compliance with national contracts of employment and current legislation.
Given their compensatory nature, labour costs also include stock options granted to managers. The instruments granted are recorded at fair value on the vesting date, plus any charges borne by the employer (social security contributions and employee termination indemnities) and are not subject to subsequent adjustments. The current portion is calculated pro rata over the vesting period)[7]. The fair value of stock options is determined using valuation techniques which consider conditions related to the exercise of options, current share prices, expected volatility and the risk-free interest rate.
The fair value of stock options is shown in the item 'Payroll and related costs' as a contra entry to 'Other reserves'.

(6) Actuarial assumptions relate to, inter alia, the following variables: (i) future salary levels; (ii) employee mortality rate; (iii) employee turnover rate; (iv) percentage of plan participants with dependents eligible to receive benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of claims and future medical costs; (vi) interest rates.
(7) Period between the date of the award and the date on which the option can be exercised.

The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or any other costs incurred for other scientific research activities or technological development, are generally considered current costs and expensed as incurred. These costs are capitalised when they meet the requirements listed under 'Costs of technological development activities'.

Exchange rate differences

Revenues and costs associated with transactions in currencies other than the functional currency are translated into the functional currency by applying the exchange rate at the date of the transaction.
Monetary assets and liabilities in currencies other than the functional currency are converted by applying the year-end exchange rate. The effect is recognised in the income statement. Non-monetary assets and liabilities denominated in currencies other than the functional currency valued at cost are translated at the initial exchange rate. Non-monetary assets that are re-measured at fair value (i.e. at their recoverable amount or realizable value), are translated at the exchange rate applicable on the date of re-measurement.

Dividends

Dividends are recognised at the date of the general shareholders' meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes

Current income taxes are determined on the basis of estimated taxable income. The estimated liability is recognised in 'Income tax payables'. Current income tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.
Deferred tax assets or liabilities are recognised for temporary differences between the carrying amounts and tax bases of assets and liabilities, based on tax rates and tax laws that have been enacted or substantively enacted for future years. Deferred tax assets are recognised when their realisation is considered probable.
Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognised in the item 'Deferred tax assets'; if negative, in the item 'Deferred tax liabilities'.
When the results of transactions are recognised directly in shareholders' equity, current taxes, deferred tax assets and liabilities are also charged to shareholders' equity.

Derivatives

A derivative is a financial instrument which has the following characteristics: (i) its value changes in response to the changes in a specified interest rate, financial instrument price, commodity price, foreign exchange rate or other variable; (ii) it requires no initial net investment or the investment is small; (iii) it is settled at a future date.
Derivatives, including embedded derivatives that are separated from the host contract, are assets and liabilities recognised at their fair value, which is estimated by using the criteria described in the section 'Current assets'.
Consistently with its business requirements, Saipem classifies derivatives as hedging instruments, whenever possible.
Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is tested regularly. When hedging instruments cover the risk of changes in the fair value of the hedged item (fair value hedge; e.g. hedging of changes in the fair value of fixed interest rate assets/liabilities), they are stated at fair value, with changes taken to the income statement. Hedged items are accordingly adjusted for changes in their fair value attributable to the hedged risk.
A cash flow hedge is a hedge of the exposure to variability in cash flows that could affect profit or loss and that is attributable to a particular risk associated with a recognised asset or liability (such as future interest payments on variable rate debt) or a highly probable forecast transaction, such as project income/costs.
The effective portion of changes in fair value of derivatives designated as hedges under IAS 39 is recorded initially in a hedging reserve and is recognised in the income statement in the period in which the hedged item affects the income statement.
The ineffective portion of changes in fair value of derivatives, as well as the entire change in fair value of those derivatives not designated as hedges or that do not meet the criteria set out in IAS 39, are taken directly to the income statement under 'Finance income (expenses)'.

Financial statements[8]

Assets and liabilities of the balance sheet are classified as current and non-current. Items of the income statement are presented by nature[9].
The statement of comprehensive income shows net profit together with incomes and expenses that are recognised directly in equity in accordance with IFRS.
The statement of changes in shareholders' equity includes profit and loss for the year, transactions with shareholders and other changes in shareholders' equity.
The statement of cash flows is presented using the indirect method, whereby net profit is adjusted for the effects of non-cash transactions.

Changes in accounting principles

Segment reporting is prepared according to the provisions of IFRS 8 'Operating Segments', effective starting from January 1, 2009. The new standard requires segment reporting to be prepared according to the requirements used for the preparation of internal reports for the entity's chief operating decision maker. Therefore the identification of operating segments and the related reporting are prepared on the basis of internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and to assess its performance. The adoption of the provisions of IFRS 8 'Operating segments' has not modified the reporting segments[10].

Risk management

The main risks that Saipem is facing and actively monitoring and managing are the following:
(i) the market risk deriving from exposure to fluctuations in interest rates and exchange rates between the euro and the other currencies used by the company and the risk deriving from exposure to commodity price volatility;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group's operations may not be available;
(iv) the HSE risk associated with the potential occurrence of accidents, malfunctions, or failures with injury to persons and damage to the environment and impacts on operating and financial results;
(v) the country risk;
(vi) the project risk associated with the execution phase of engineering and construction contracts.
Financial risks are managed in accordance with guidelines defined by the parent company, with the objective of aligning and coordinating Group companies' policies on financial risks.

MARKET RISK

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. Saipem actively manages market risk in accordance with a set of policies and guidelines that provide a centralised model of conducting finance, treasury and risk management operations based on the Group Treasury Structures.

Exchange rate risk

Exchange rate risk derives from the fact that Saipem's operations are conducted in currencies other than the euro and that revenues and costs from a significant portion of projects implemented are denominated in or linked to non-euro currencies. This impacts on:
- profits, which may be significantly affected by exchange rate fluctuations on specific transactions arising from the time lag existing between the execution of a given transaction and the definition of the relevant contractual terms (economic risk) and by the conversion of foreign currency-denominated trade and financial payables and receivables (transaction risk);

(8) The financial statements are the same reported in the Annual Report 2008 with the exception of: (i) the adjustments related to the application, starting from 2009, of the revised IAS 1 'Presentation of Financial Statements' as integrated by the document 'Improvements to IFRSs' issued in May 2008, which requires the preparation of the statement of comprehensive income and the recognition of the non-hedging derivatives in the 'current' and 'non-current' section of the balance sheet and (ii) the recognition of the changes in the fair value of the non-hedging derivatives on commodities, including the effects of settlements, in the new income statement item 'Other operating income (expense)'. Prior period results have been restated accordingly.
(9) Additional information regarding financial instruments, applying the classification required by IFRS, is provided under Note 31, Guarantees, commitments and risks 'Additional information on financial instruments'.
(10) Moreover, starting from 2009, the provisions of the revised IAS 23 'Borrowing Costs' are applied. The revised standard requires the capitalisation of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for use or sale. The main change from the previous version is therefore the removal of the option of immediately recognising as an expense such borrowing costs. The change does not affect Saipem's financial statements as it already capitalises such costs. Other new international accounting standards that became effective in 2009 and/or changes to existing accounting standards did not have a material impact on the financial statements at December 31, 2009.

- the Group's reported results and shareholders' equity, as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk).

Saipem's foreign exchange risk management policy is to minimise economic and transactional exposures arising from foreign currency movements. Saipem does not normally undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries that prepare financial statements in a currency other than the euro, except for single transactions evaluated on a case-by-case basis.

In compliance with International Financial Reporting Standards (IFRS), Saipem uses a number of different types of derivative contract to reduce economic and transaction exposure, such as currency swaps, forwards and options. Such derivatives are evaluated by the Eni Corporate Finance Unit of Eni SpA at fair value on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is responsibility of the Saipem Treasury Department, which closely monitors the correlation between derivatives and their underlying flows as well as ensuring their correct accounting representation in compliance with the International Financial Reporting Standards.

An exchange rate sensitivity analysis was performed for those currencies other than euro for which exchange risk exposure in 2009 was highest (the US dollar, UK pound sterling and the Norwegian kroner) in order to calculate the effect on the income statement and shareholders' equity of hypothetical positive and negative variations of 10% in the exchange rates.

The analysis was performed for all relevant financial assets and liabilities denominated in the above currencies and regarded in particular the following items:

- exchange rate derivatives;
- trade and other receivables;
- trade and other payables;
- cash and cash equivalents;
- short and long-term financial liabilities.

For exchange rate derivatives, the sensitivity analysis on fair value was conducted by comparing the conditions underlying the forward price fixed in the contract (i.e. spot exchange rate and interest rate) with spot rates and interest rate curves corresponding to the relevant contractual maturity dates, on the basis of year end exchange rates subjected to hypothetical positive and negative changes of 10%, with the resulting effects weighted on the basis of the notional amounts.

The analysis did not examine the effect of exchange rate fluctuations on the measurement of work in progress, as under IAS 32, work in progress does not constitute a financial asset. Moreover, the analysis regards exposure to exchange rate risk in accordance with IFRS 7 and therefore does not consider the effects of the conversion of financial statements of consolidated companies with functional currencies other than the euro.

A positive variation in exchange rates between the foreign currencies examined and the euro (i.e. depreciation of the euro against the other currencies) would have produced an overall effect on pre tax profit of €18 million (€12 million at December 31, 2008) and an overall effect on shareholders' equity, before related tax effects, of -€225 million (-€141 million at December 31, 2008). Meanwhile, a negative variation in exchange rates between the foreign currencies examined and the euro (i.e. appreciation of the euro against the other currencies) would have produced an overall effect on pre tax profit of €53 million (€42 million at December 31, 2008) and an overall effect on shareholders' equity, before related tax effects, of €252 million (€168 million at December 31, 2008).

The increase (decrease) with respect to the previous year is essentially due to the currency exchange rates on the two reference dates and to variations in the assets and liabilities exposed to exchange rate fluctuations.

(€ million)

	2008				2009			
	+10%		-10%		+10%		-10%	
	Income statement	Shareholders' equity	Income statement	Shareholders' equity	Income statement	Shareholders' equity	Income statement	Shareholders' equity
Derivatives	(13)	(166)	40	166	(14)	(257)	58	257
Trade and other receivables	83	83	(68)	(68)	96	96	(79)	(79)
Trade and other payables	(57)	(57)	70	70	(55)	(55)	68	68
Cash and cash equivalents	45	45	(37)	(37)	13	13	(11)	(11)
Short-term debt	(41)	(41)	33	33	(18)	(18)	14	14
Medium/long-term debt	(5)	(5)	4	4	(4)	(4)	3	3
Total	**12**	**(141)**	**42**	**168**	**18**	**(225)**	**53**	**252**

The results of the sensitivity analysis on trade receivables and payables broken down by currency are as follows.

(€ million)

		2008			2009		
	Currency	Total	Δ -10%	Δ +10%	Total	Δ -10%	Δ +10%
Receivables							
	USD	734	(67)	82	845	(77)	94
	GBP	9	(1)	1	14	(1)	1
	NOK	2	-	-	6	(1)	1
Total		**745**	**(68)**	**83**	**865**	**(79)**	**96**
Payables							
	USD	545	61	(50)	509	57	(46)
	GBP	39	4	(3)	56	6	(5)
	NOK	47	5	(4)	39	4	(4)
	Other currencies	1	-	-	5	1	-
Total		**632**	**70**	**(57)**	**609**	**68**	**(55)**

Interest rate risk

The risk exposure arising from interest rate fluctuations within the Saipem Group is associated mainly with long-term financing with variable rates. To reduce this risk, Interest Rate Swaps (IRS) are entered into, as they also ensure a balanced relation between debt at fixed and variable interest rates. Such derivatives are evaluated at fair value by the Treasury Department of Eni SpA on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is the responsibility of the Treasury Department.

To measure sensitivity to interest rate risk, a sensitivity analysis was performed. The analysis calculated the effect on the income statement and shareholders' equity of hypothetical positive and negative variations of 10% in interest rates.

The analysis was performed for all relevant financial assets and liabilities exposed to interest rate fluctuations and regarded in particular the following items:

- interest rate derivatives;
- cash and cash equivalents;
- short and long-term financial liabilities.

For interest rate derivatives, the sensitivity analysis on fair value was conducted by comparing the interest rate conditions (fixed and variable rate) underlying the contract and used to calculate future interest rate differentials with discount curves for variable interest rates on the basis of year end interest rates subjected to hypothetical positive and negative changes of 10%, with the resulting changes weighted on the basis of the notional amounts. For cash and cash equivalents, the analysis used the average balance for the year and the average rate of return for the year, while for short and long-term financial liabilities, the average exposure for the year and average interest rate were considered.

A positive variation in interest rates would have produced an overall effect on pre tax profit of -€6 million (-€11 million at December 31, 2008) and an overall effect on shareholders' equity, before related tax effects of -€5 million (-€9 million at December 31, 2008). A negative variation in interest rates would have produced an overall effect on pre tax profit of €6 million (€11 million at December 31, 2008) and an overall effect on shareholders' equity, before related tax effects of €5 million (€9 million at December 31, 2008).

The increase (decrease) with respect to the previous year is essentially due to the interest rates on the two reference dates and to variations in the assets and liabilities exposed to interest rate fluctuations.

(€ million)

	2008				2009			
	+10%		-10%		+10%		-10%	
	Income statement	Shareholders' equity	Income statement	Shareholders' equity	Income statement	Shareholders' equity	Income statement	Shareholders' equity
Derivatives	-	2	-	(2)	-	1	-	(1)
Cash and cash equivalents	7	7	(7)	(7)	1	1	(1)	(1)
Short-term debt	(16)	(16)	16	16	(5)	(5)	5	5
Medium/long-term debt	(2)	(2)	2	2	(2)	(2)	2	2
Total	(11)	(9)	11	9	(6)	(5)	6	5

Commodity risk

Saipem's results are affected by changes in the prices of oil products (fuel oil, bunker oil, etc.) and raw materials, since they represent associated costs in the running of vessels, offices and yards and the implementation of projects and investments.
In order to accomplish this, it uses derivatives traded over the counter (swaps, forward, contracts for differences) through Eni Trading & Shipping (ETS) on the organised markets of ICE and NYMEX (futures), with the underlying commodities being oil products (ICE gasoil).
Such derivatives are evaluated at fair value on the basis of market prices provided by specialised sources or, in the absence of market prices, through Eni finance companies, in accordance with Group guidelines regarding the centralised financial management.
With regard to commodity risk hedging instruments, a 10% positive variation in the underlying rates would have produced an overall effect on pre tax profit of €0.1 million (-€0.3 million at December 31, 2008) and an overall effect on shareholders' equity, before related tax effects, of €6 million (€4 million at December 31, 2008). A 10% negative variation in the underlying rates would have produced an overall effect on pre tax profit of -€0.1 million (€0.3 million at December 31, 2008) and an overall effect on shareholders' equity, before related tax effects, of -€6 million (-€4 million at December 31, 2008).
The increase (decrease) with respect to the previous year is essentially due to the differences between the prices used in calculating the fair value of the instrument at the two reference dates.

CREDIT RISK

Credit risk represents Saipem's exposure to potential losses deriving from non-performance of counterparties. Credit risk arising in the normal course of operations is monitored by the business units and the administration department on the basis of standard procedures and periodic reporting. For financial investments and the use of financial instruments, including derivatives, companies adopt the guidelines issued by the Treasury Department of Saipem.
The critical situation that has developed on the financial markets has led to additional preventative measures to avoid the concentration of risk/assets being adopted.
In addition, operations involving derivative instruments are being managed with a greater degree of selectivity.
The company did not have any significant cases of non performance by counterparties.
As at December 31, 2009, Saipem has no significant concentrations of credit risk.

LIQUIDITY RISK

Liquidity risk is the risk that suitable sources of funding for the Group may not be available (funding liquidity risk), or that the Group is unable to sell its assets on the market place (asset liquidity risk), making it unable to meet its short-term finance requirements and settle obligations. Such a situation would negatively impact the Group's results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. Saipem manages liquidity risk by targeting a capital structure that guarantees a level of liquidity adequate for the Groups' needs, optimising the opportunity cost of maintaining liquidity reserves and achieving an optimal profile in terms of maturity and composition of debt, in accordance with management plans and business objectives including prescribed limits in terms of maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium/long-term debt.

In spite of the significant deterioration of market conditions, which during the year led to an expansion of the credit market and strong pressure on spreads, Saipem believes it has access to sufficient funding and borrowing facilities to meet currently foreseeable requirements, thanks to a use of credit lines that is both flexible and targeted to meet business needs.
The liquidity management policies used – which were being applied even before the worsening of the crisis – have the objective of ensuring both the availability of adequate funding to meet short-term requirements and obligations and a sufficient level of operating flexibility to fund Saipem's development plans, while maintaining an adequate finance structure in terms of debt composition and maturity.
At December 31, 2009, Saipem maintained unused borrowing facilities of €1,267 million. These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant.
The following tables show total contractual payments (including interest payments) and maturities on financial debt and payments and due dates for trade and other payables.

Finance debt

	Maturity						
(€ million)	2010	2011	2012	2013	2014	After	Total
Long-term debt	350	322	196	371	379	528	2,146
Short-term debt	1,797	-	-	-	-	-	1,797
Fair value of derivative instruments	175	18	8	-	-	-	201
	2,322	**340**	**204**	**371**	**379**	**528**	**4,144**
Interest on debt	52	51	49	46	43	95	336

Trade and other payables

	Maturity			
(€ million)	2010	2011-2014	After	Total
Trade payables	2,602	-	-	2,602
Other payables and advances	3,131	2	-	3,133

In addition to the financial and trade debt recorded in the balance sheet, the Saipem Group has contractual obligations relating to non-cancellable operating leases whose performance will entail payments being made in future years. The following table shows undiscounted payments due in future years in relation to outstanding contractual obligations.

Outstanding contractual obligations

	Maturity						
(€ million)	2010	2011	2012	2013	2014	After	Total
Non-cancellable operating leases	116	103	29	19	5	4	276

The table below summarises Saipem's capital expenditure commitments for property, plant and equipment and capital projects at December 31, 2009, for which procurement contracts will normally have been entered into.

	Maturity	
(€ million)	2010	2011
Committed on major projects	805	151
Other committed projects	109	-
	914	**151**

HSE RISK

Saipem's business activities conducted both in and outside of Italy are subject to a broad range of national legislation and regulations, including laws implementing international protocols and conventions relating to specific sectors of activity.
These laws and regulations require prior authorisation and/or the acquisition of a license before operations may commence and the compliance with health, safety and environmental protection regulations.
Environmental regulations impose restrictions on the types, quantities and concentration of pollutants that can be released into the air, water and soil and require companies to adopt correct waste management practices. In particular, strict operating practices and standards to protect biodiversity must be adopted when exploring for, drilling and producing oil and gas in certain ecologically sensitive locations (protected areas). Failure to comply with environmental, health and safety laws is punishable by criminal and civil sanctions against the individuals responsible and – in certain cases of violations of safety laws – against companies, in accordance with a European model of direct corporate liability implemented in Italy through Legislative Decree 231/2001. Environmental, health and safety laws and regulations have a substantial impact on Saipem's operations, and expenses, and liabilities that Saipem may incur in relation to compliance with environmental, health and safety laws and regulations are expected to remain material to the Group's results of operations or financial position in future years. Recently enacted legislation regarding health and safety in the workplace in Italy introduced new requirements which will have an impact on operations at Eni sites and in particular on relationships with contractors as well as significant repercussions on the models used for attributing liability in the event of violations of health and safety legislation. The new legislation emphasised the importance of adopting certified organisational and management models capable of discharging the company from corporate liability in the event of violations of legislation regarding health and safety in the workplace. For this purpose, Saipem has adopted HSE guidelines to ensure the health and safety of employees, local communities, contractors and clients and the safeguarding of the environment, in compliance with local and international rules and regulations and in line with international best practices and standards.
An ongoing process of risk identification, evaluation and mitigation is at the heart of HSE management operations in all phases of activity and for all business units. This process is implemented through the adoption of effective management procedures and systems designed to suit the specific characteristics of each activity and the sites in which they take place and with a view to achieving the continuous improvement of plant and processes. Additionally, the codification and proceduralization of operating phases has led to a reduction of the human factor in plant risk management. Operating emergencies that may have an adverse impact on assets, people and the environment are managed by the business units at site level through dedicated HSE structures equipped with emergency response plans indicating the corrective actions to be taken to minimise damage in the event of an incident and responsibilities for ensuring they are taken.
Saipem's integrated approach to managing health, safety and environmental issues is supported by the adoption in all Group companies of an HSE management system based on the Saipem/Eni Management System Model. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is aimed at achieving risk prevention and the systematic monitoring and control of HSE performance, in a cycle of continuous improvement, and is subject to audits by internal and independent experts. Saipem's facilities are certified to international standards such as ISO 14001, OHSAS 18001 and even EMAS. Saipem also provides an advanced programme of training and development for HSE staff with the aim of:
- promoting conduct consistent with the applicable guidelines;
- guiding HSE-related cultural, professional and managerial growth of all personnel working at and for Saipem;
- supporting knowledge management and HSE risk control.

COUNTRY RISK

Substantial portions of Saipem's operations are performed in countries outside the EU and North America, certain of which may be politically or economically less stable.
Developments in the political framework, economic crises and social unrest can compromise temporarily or permanently Saipem's ability to operate or to economically operate in such countries. Further risks associated with activities in such countries are: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavourable developments in laws and regulations and unilateral contract changes, leading to reductions in the value of Saipem's assets, forced sales and expropriations; (iii) restrictions on construction, drilling, imports and exports; (iv) tax increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, they may have a material adverse impact on Saipem's financial position and results.

Saipem employs a continuous and holistic approach to monitoring political, social and economic risk in countries in which it operates or intends to invest, using the reports on principal project risks and related trends prepared in accordance with Corporate Risk Management Policy and Risk Management procedures and Standards and Security reports prepared in accordance with the Corporate Security Policy and Guidelines on Security Activities.

PROJECT RISK

The main objectives of the Risk and Opportunity and Knowledge Management department are to:
- promote the use of risk and opportunity and knowledge management in tenders and in the execution phase of projects managed by the various Business Units;
- assure periodic reporting to management on principal project risks;
- ensure the spread of a risk and opportunity and knowledge management culture within Saipem;
- provide advice, support and guidelines to the Business Units and projects in identifying and evaluating risks and opportunities and in all activities related to the implementation of mitigation and improvement measures for risk management and the optimization of opportunities, respectively;
- define, develop and update tools and methods for collecting and organising lessons learned and making them available to projects;
- ensure adequate training in line with the international standards and Codes of Practice to commercial and project management teams;
- ensure the constant updating of guidelines, procedures and Corporate standards, promoting their correct application within Saipem and subsidiary companies.

The standards and procedures in force at Saipem comply in terms of project risk management with the principal international risk management regulations and standards.

Use of accounting estimates

The preparation of financial statements and interim reports in accordance with generally accepted accounting standards requires management to make accounting estimates based on complex or subjective judgments, past experience and assumptions deemed reasonable and realistic based on the information available at the time. The use of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.
Summarised below are those accounting estimates used in the preparation of consolidated financial statements and interim reports that are considered critical because they require management to make a large number of subjective judgments, assumptions and estimates regarding matters that are inherently uncertain. Changes in the conditions underlying such judgments, assumptions and estimates may have a significant affect on future results.

CONTRACT WORK IN PROGRESS

Contract work in progress for long-term contracts – for which estimates necessarily have a significant subjective component – are measured on the basis of estimated revenues and costs over the full life of the contract. Contract work in progress includes extra revenues from additional works following modifications to the original contracts if their realisation is probable and the amount can be reliably estimated. The ever-increasing volumes generated by EPIC (Engineering, Procurement, Installation and Construction) type projects, which are intrinsically highly complex, large-scale, long-term and involve a high level of unpredictability, have made it necessary to include expected additional revenues in periodic statements even before a formal agreement with the counterpart has been reached.

IMPAIRMENT OF ASSETS

Saipem assesses its tangible and intangible assets for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable.
Impairment is recognised in the event of significant permanent changes in the outlook for the market segment in which the asset is used. Determining as to whether and how much an asset is impaired involves management estimates on complex and highly

uncertain factors, such as future market performances, the effects of inflation and technological improvements on operating costs, and the outlook for global or regional market supply and demand conditions.
The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of the asset's fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from the use of the asset, net of disposal costs. The expected future cash flows used for impairment reviews are based on judgmental assessments of future variables such as prices, costs, demand growth rate, and production volumes, considering the information available at the date of the review and are discounted a rate that reflects the risk inherent in the relevant activity. Goodwill and other intangible assets with an indefinite useful life are not amortised. The recoverability of their carrying value is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at cash-generating unit level, i.e. the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired on a pro-rata basis for the residual difference.

BUSINESS COMBINATIONS
Accounting for business combinations requires the allocation of the purchase price to the various assets and liabilities of the acquired business at their respective fair values. Any positive residual difference is recognised as goodwill. Negative residual differences are credited to the income statement. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an independent appraisal firm to assist in the fair value determination of the acquired assets and liabilities.

CONTINGENCIES
Saipem records provisions for contingencies primarily in relation to employee benefits, litigation and tax issues. Determining appropriate amounts for provisions is a complex estimation process that includes subjective judgements.

EMPLOYEE BENEFITS
Post-employment benefit plans arising from defined benefit plans are evaluated with reference to uncertain events and based upon actuarial assumptions including, inter alia, discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trend rates, estimated retirement dates and mortality rates.
The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows: (i) discount and inflation rates reflect the rates at which the benefits could be effectively settled, taking into account the duration of the obligation. Indicators used in selecting the discount rate include rates of annuity contracts and rates of return on high-quality fixed-income investments (such as government bonds). The inflation rates reflect market conditions observed country by country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilisation, and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data; and (v) determination of the expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and their specific average expected rate of return is taken into account.
Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses. Saipem employs the corridor method to amortise its actuarial gains and losses. This method amortises on a pro-rata basis the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period that exceed 10% of the greater of (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.
Additionally, obligations for other long-term benefits are determined by adopting actuarial assumptions. The effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Recent accounting principles

Accounting standards and interpretations issued by IASB/IFRIC and endorsed by the European Union

Commission Regulations No. 495/2009 and No. 494/2009 of June 3, 2009 endorsed the revised IFRS 3 'Business Combinations' and an amended version of IAS 27 'Consolidated and Separate Financial Statements'. The revisions to IFRS 3 require, inter alia, (i) acquisition-related costs to be accounted for separately from the business combination and then recognised as expenses; (ii) the recognition in the income statement of any change to contingent consideration; and (iii) the choice of the full goodwill method which means recognising the full value of the goodwill of the business combination including the share attributable to minority interest. In the case of step acquisitions, the revisions also require the recognition in the income statement of the difference between the fair value at the acquisition date of the net assets previously held and their carrying amounts. The amendments of IAS 27 require, inter alia, acquisitions or disposals of ownership interests in a subsidiary that do not result in the loss of control, to be accounted for as equity transactions. Meanwhile, in the event of disposals of ownership interests that result in a loss of control, joint control or significant influence, the investment retained in the former subsidiary is increased/decreased to fair value at the date when control is lost, with gains or losses arising from the difference between the fair value and carrying amount of the held investment recognised in the income statement.
The revised standards shall be applied for annual periods beginning on or after July 1, 2009 (for Saipem: 2010 financial statements).

Commission Regulation No. 1293/2009 of December 23, 2009 endorsed the amendment to IAS 32 'Classification of rights issues'. The amendment clarifies how to classify in the issuer's financial statements those financial instruments which grant to shareholders the right to acquire equity instruments of the issuers for a price denominated in a currency other than issuer's functional currency. If such instruments are issued pro rata to the issuer's existing shareholders for a fixed amount of cash, they should be classified as equity even if their exercise price is denominated in a currency other than the issuer's functional currency. The amendment to IAS 32 shall be applied for annual period beginning on or after February 1, 2010 (for Saipem: 2011 financial statements).

Commission Regulation No. 254/2009 of March 25, 2009 endorsed IFRIC 12 'Service Concession Arrangements' (hereinafter IFRIC 12). The interpretation provides guidance on the accounting by operators for public-to-private service concession arrangements. An arrangement within the scope of this interpretation involves for a specified period of time an operator constructing, upgrading, operating and maintaining the infrastructure used to provide the public service. In particular, when the grantor controls or regulates what services the operator must provide with the infrastructure, at what price and any significant residual interest in the infrastructure at the end of the term of the arrangement, the grantor shall recognise the concession as an intangible asset or as a financial asset on the basis of the agreements. According to the Commission Regulation, this interpretation shall be applied for annual periods beginning on or after March 29, 2009 (for Saipem: 2010 financial statements)[11].

Commission Regulation No. 1142/2009 of November 26, 2009 endorsed IFRIC 17 'Distributions of Non-cash Assets to Owners' (hereinafter IFRIC 17). The interpretation provides clarification and guidance on the accounting treatment of distributions of non-cash assets to owners of an entity, or distributions that give owners a choice of receiving either non-cash assets or a cash alternative. In particular, the interpretation requires, inter alia, the distribution to be measured at the fair value of the assets to be distributed. The liability to pay a dividend shall be recognised when the dividend is appropriately authorised; the liability and the related adjustments are recognised as a contra to equity. When an entity settles the dividend payable, it shall recognise the difference, if any, between the carrying amount of the non-cash assets distributed and the fair value of the dividend payable in profit or loss. According to the Commission Regulation, this interpretation shall be applied for annual periods beginning after October 31, 2009 (for Saipem: 2010 financial statements)[12].

Commission Regulation No. 1164/2009 of November 27, 2009 endorsed IFRIC 18 'Transfers of Assets from Customers' (hereinafter IFRIC 18). The interpretation provides clarification and guidance on the accounting for transfers of assets to be used to connect customers to a network to supply goods or services. The interpretation is also applied in the cases in which the entity

(11) According to IFRIC 12 provisions, the interpretation is applicable to annual periods beginning on or after January 1, 2008. IFRIC 12 therefore had to be considered, starting from 2008, for the preparation of Annual Report on Form 20-F. Starting from 2007, Eni applied the SEC provisions allowing elimination of the U.S. GAAP reconciliation of the net income and equity for foreign private issuers that prepare their financial statements adopting the provisions of the international accounting standards (IFRS) issued by the IASB (including those not yet endorsed as well as those that have been endorsed but that have a different effective date).
(12) According to IFRIC 17 provisions, the interpretation is applicable to annual periods beginning on or after July 1, 2009.

receives cash from a customer that must be used only to connect the customer to a network. When the definition of an asset set out in the Framework is met, the asset received is recognised at its fair value; when the agreement states the supply of more than one service (for example, connection to a network and supply of goods) the entity receiving the transfer shall assess which service is provided against the transferred asset and recognises, consistently, a revenue when the connection is made or over a period no longer than the length of the supply and the useful life of the asset. IFRIC 18 provisions do not apply to assets within the scope of IFRIC 12. According to the Commission Regulation, this interpretation shall be applied for annual periods beginning after October 31, 2009 (for Saipem: 2010 financial statements)[13].

Accounting standards and interpretations issued by IASB/IFRIC but not yet endorsed by the European Union

On November 4, 2009, IASB issued a new version of IAS 24 'Related Party Disclosures', which: (i) broadened the definition of a related party; (ii) for transactions between entities related to the same Government, allows quantitative disclosures to be limited to significant transactions. The revised standard shall be applied for annual periods beginning on or after January 1, 2011.

On November 12, 2009 IASB issued IFRS 9 'Financial Instruments', which changes the recognition and measurement of financial assets and their classification in the financial statements. The new provisions require, inter alia, a classification and measurement model of financial assets based exclusively on the following categories: (i) financial assets measured at amortised cost; (ii) financial assets measured at fair value. The new provisions also require investments in equity instruments, other than subsidiaries, jointly controlled entities or associates, to be measured at fair value with value changes recognised in profit or loss. If these investments are not held for trading purposes, subsequent changes in the fair value can be recognised in other comprehensive income, with only dividend income recognised in profit or loss. Amounts taken to other comprehensive income shall not be subsequently transferred to profit or loss, even at disposal. IFRS 9 provisions shall be applied for annual periods beginning on or after January 1, 2013.

On November 26, 2009 IASB issued IFRIC 19 'Extinguishing Financial Liabilities with Equity Instruments' which defines the accounting treatment to adopt when a financial liability is settled by issuing equity instruments to the creditor (debt for equity swaps).

Equity instruments issued to extinguish fully or partially a liability are measured at their fair value or, if fair value cannot be reliably measured, at the fair value of the financial liability extinguished. The difference between the carrying amount of the financial liability extinguished and the fair value of equity instrument issued shall be recognised in profit or loss. IFRIC 19 provisions shall be applied for annual periods beginning on or after July 1, 2010 (for Saipem: 2011 financial statements).

On April 16, 2009, IASB issued the document 'Improvements to IFRSs', which includes only changes to the existing standards and interpretation of a technical and editorial nature. The provisions come into effect starting from 2010.

Saipem is currently reviewing these new IFRS and interpretations to determine the likely impact on the Group's results.

(13) According to IFRIC 18 provisions, the interpretation shall be applied prospectively to transfers of assets from customers received on or after July 1, 2009. Therefore, similarly to IFRIC 12, IFRIC 18 provisions have to be considered for the preparation of Annual Report on Form 20-F.

Scope of consolidation at December 31, 2009

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
CONSOLIDATING COMPANY							
Saipem SpA	San Donato Milanese	EUR	441,410,900	Eni Corporate SpA Saipem SpA Third parties	42.91 1.44 55.65		
CONTROLLED COMPANIES							
ITALY							
Consorzio Sapro	San Giovanni Teatino	EUR	10,329	Saipem SpA Third parties	51.00 49.00		Co.
Intermare Sarda SpA	Tortoli	EUR	6,708,000	Saipem SpA	100.00	100.00	F.C.
Saipem Energy Services SpA	San Donato Milanese	EUR	9,020,216	Saipem SpA	100.00	100.00	F.C.
Servizi Energia Italia SpA	Marghera	EUR	291,000	Saipem Energy Services SpA	100.00	100.00	F.C.
Snamprogetti Chiyoda sas di Saipem SpA	San Donato Milanese	EUR	10,000	Saipem SpA Third parties	99.90 0.10	99.90	F.C.
OUTSIDE ITALY							
Andromeda Consultoria Tecnica e Representações Ltda	Rio de Janeiro (Brazil)	BRL	322,350,000	Saipem SpA Snamprogetti Netherlands BV	99.00 1.00	100.00	F.C.
Bannorsud - Comercio, Serviços de Consultoria e Investimentos Lda (***)	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00		E.M.
Boscongo sa	Pointe Noire (Congo)	XAF	200,000,000	Saipem sa Third parties	99.99 0.01	100.00	F.C.
BOS Investment Ltd	Hertfordshire (United Kingdom)	GBP	700,000	Saipem sa	100.00	100.00	F.C.
BOS-UIE Ltd	Hertfordshire (United Kingdom)	GBP	600,600	BOS Investment Ltd	100.00	100.00	F.C.
Entreprise Nouvelle Marcellin sa	Marseille (France)	EUR	1,018,700	Saipem sa	100.00	100.00	F.C.
Ersai Caspian Contractor Llc	Almaty (Kazakhstan)	KZT	1,105,930,000	Saipem International BV Third parties	50.00 50.00	50.00	F.C.
Ersai Marine Llc (***)	Almaty (Kazakhstan)	KZT	1,000,000	Ersai Caspian Contractor Llc	100.00		E.M.
ERS - Equipment Rental & Services BV	Amsterdam (Netherlands)	EUR	90,760	Saipem International BV	100.00	100.00	F.C.
European Marine Contractors Ltd (**)	London (United Kingdom)	GBP	20,000	European Marine Investments Ltd Saipem UK Ltd	50.00 50.00	100.00	F.C.
European Marine Investments Ltd (**)	London (United Kingdom)	USD	20,000	Saipem International BV	100.00	100.00	F.C.
European Maritime Commerce BV	Amsterdam (Netherlands)	EUR	18,000	ERS - Equipment Rental & Services BV	100.00	100.00	F.C.
Global Petroprojects Services AG	Zurich (Switzerland)	CHF	5,000,000	Saipem International BV	100.00	100.00	F.C.
Hazira Cryogenic Engineering & Construction Management Private Ltd	Mumbai (India)	INR	500,000	Saipem sa Third parties	55.00 45.00		E.M.
Hazira Marine Engineering & Construction Management Private Ltd	Mumbai (India)	INR	100,000	Saipem sa Sofresid sa	99.99 0.01		E.M.
Katran-K Llc	Krasnodar (Russian Federation)	RUB	1,603,800	Saipem International BV	100.00	100.00	F.C.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Moss Maritime AS	Lysaker (Norway)	NOK	40,000,000	Saipem International BV	100.00	100.00	F.C.
Moss Maritime Inc	Houston (USA)	USD	145,000	Moss Maritime AS	100.00	100.00	F.C.
Moss Offshore AS	Lysaker (Norway)	NOK	20,000,000	Moss Maritime AS	100.00	100.00	F.C.
Nigerian Services & Supply Co Ltd (***)	Lagos (Nigeria)	NGN	40,000,000	Saipem sa	100.00		E.M.
North Caspian Service Co Llp	Almaty (Kazakhstan)	KZT	1,910,000,000	Saipem International BV	100.00	100.00	F.C.
Petrex SA	Iquitos (Peru)	PEN	100,719,045	Saipem International BV	100.00	100.00	F.C.
Petromar Lda	Luanda (Angola)	USD	357,143	Saipem sa Third parties	70.00 30.00	70.00	F.C.
Professional Training Center Llc (***)	Karakiyan District, Mangistau Oblast (Kazakhstan)	KZT	1,000,000	Ersai Caspian Contractor Llc	100.00	100.00	E.M.
PT Saipem Indonesia	Jakarta (Indonesia)	USD	111,290,000	Saipem International BV Saipem Asia Sdn Bhd	68.55 31.45	100.00	F.C.
Sagio - Companhia Angolana de Gestão de Instalaçao Offshore Lda	Luanda (Angola)	AOA	1,600,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	60.00 40.00		E.M.
Saigut SA de Cv	Ensenada (Mexico)	MXN	90,050,000	Saimexicana SA de Cv	100.00	100.00	F.C.
Saimexicana SA de Cv	Mexico City (Mexico)	MXN	50,000	Saipem sa	100.00	100.00	F.C.
Saipem (Beijing) Technical Services Co Ltd	Beijing (China)	USD	250,000	Saipem International BV	100.00	100.00	F.C.
Saipem (Malaysia) Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	1,033,500	Saipem International BV Third parties	41.94 58.06	100.00	F.C.
Saipem (Nigeria) Ltd	Lagos (Nigeria)	NGN	259,200,000	Saipem International BV Third parties	89.41 10.59	89.41	F.C.
Saipem (Portugal) Comércio Marítimo Sociedade Unipessoal Lda	Funchal (Portugal)	EUR	299,278,738	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem (Portugal) - Gestão de Participações SGPS SA	Funchal (Portugal)	EUR	49,900,000	Saipem International BV	100.00	100.00	F.C.
Saipem America Inc	Wilmington (USA)	USD	50,000,000	Saipem International BV	100.00	100.00	F.C.
Saipem Argentina Samic y F. (**)(***)	Buenos Aires (Argentina)	ARS	444,500	Saipem International BV Third parties	99.58 0.42		E.M.
Saipem Asia Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	8,116,500	Saipem International BV	100.00	100.00	F.C.
Saipem Australia Pty Ltd (***)	Sydney (Australia)	AUD	10,661,000	Saipem International BV	100.00		E.M.
Saipem Contracting (Nigeria) Ltd	Lagos (Nigeria)	NGN	827,000,000	Saipem International BV Third parties	97.94 2.06	97.94	F.C.
Saipem Contracting Algérie SpA	Hassi Messaoud (Algeria)	DZD	1,556,435,000	Sofresid sa	100.00	100.00	F.C.
Saipem Discoverer Invest Sarl	Luxembourg (Luxembourg)	USD	215,000	Saipem SpA	100.00	100.00	F.C.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Saipem do Brasil Serviços de Petroleo Ltda	Rio de Janeiro (Brazil)	BRL	14,719,299	Saipem Energy Services SpA	100.00	100.00	F.C.
Saipem Drilling Co Pvt Ltd	Chennai (India)	INR	50,000,000	Saipem International BV Saipem sa	50.00 50.00	100.00	F.C.
Saipem Engineering Nigeria Ltd (***)	Lagos (Nigeria)	NGN	75,000,000	Saipem International BV Third parties	95.00 5.00		E.M.
Saipem Holding France sas	Montigny le Bretonneux (France)	EUR	40,000	Saipem International BV	100.00	100.00	F.C.
Saipem India Project Ltd	Chennai (India)	INR	407,000,000	Saipem sa	100.00	100.00	F.C.
Saipem International BV	Amsterdam (Netherlands)	EUR	172,444,000	Saipem SpA	100.00	100.00	F.C.
Saipem Logistics Services Ltd (***)	Lagos (Nigeria)	NGN	55,000,000	Saipem International BV	100.00		E.M.
Saipem Luxembourg SA	Luxembourg (Luxembourg)	EUR	31,002	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem Maritime Asset Management Luxembourg Sarl	Luxembourg (Luxembourg)	USD	100,000	Saipem International BV	100.00	100.00	F.C.
Saipem Mediterran Usluge doo	Rijeka (Croatia)	HRK	1,500,000	Saipem International BV	100.00	100.00	F.C.
Saipem Misr for Petroleum Services (S.A.E.)	Port Said (Egypt)	EUR	2,000,000	Saipem International BV ERS - Equipment Rental & Services BV European Maritime Commerce BV	99.92 0.04 0.04	100.00	F.C.
Saipem Perfurações e Construções Petrolíferas Unipessoal Lda	Funchal (Portugal)	EUR	224,459	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem Qatar Llc	Doha (Qatar)	QAR	2,000,000	Saipem International BV Third parties	49.00 51.00		E.M.
Saipem sa	Montigny le Bretonneux (France)	EUR	26,488,695	Saipem SpA	100.00	100.00	F.C.
Saipem Services México SA de Cv	Mexico City (Mexico)	MXN	50,000	Saimexicana SA de Cv	100.00	100.00	F.C.
Saipem Services SA	Bruxelles (Belgium)	EUR	61,500	Saipem International BV ERS - Equipment Rental & Services BV	99.98 0.02	100.00	F.C.
Saipem Singapore Pte Ltd	Singapore (Singapore)	SGD	28,890,000	Saipem sa	100.00	100.00	F.C.
Saipem UK Ltd	New Malden (United Kingdom)	GBP	6,470,000	Saipem International BV	100.00	100.00	F.C.
Saipem Ukraine Llc	Kiev (Ukraine)	EUR	106,061	Saipem International BV Saipem Luxembourg SA	99.00 1.00	100.00	F.C.
SAS Port de Tanger Société par Actions Simplifiée Unipersonelle	Montigny le Bretonneux (France)	EUR	37,000	Saipem sa	100.00	100.00	F.C.
Saudi Arabian Saipem Ltd	Al-Khobar (Saudi Arabia)	SAR	5,000,000	Saipem International BV Third parties	60.00 40.00	100.00	F.C.
Shipping and Maritime Services Ltd (***)	Lagos (Nigeria)	NGN	13,000,000	ERS - Equipment Rental & Services BV	100.00		E.M.
Sigurd Rück AG	Zurich (Switzerland)	CHF	25,000,000	Saipem International BV	100.00	100.00	F.C.
Snamprogetti Africa (Nigeria) Ltd (**)(***)	Lagos (Nigeria)	NGN	5,000,000	Snamprogetti Netherlands BV Snamprogetti Management Services SA	99.00 1.00		E.M.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Snamprogetti Canada Inc	Montreal (Canada)	CAD	100,100	Saipem International BV	100.00	100.00	F.C.
Snamprogetti Engineering BV	Amsterdam (Netherlands)	EUR	18,151	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti France sarl	Montigny le Bretonneux (France)	EUR	22,867	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti Ltd	Basingstoke (United Kingdom)	GBP	15,000,000	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti Lummus Gas Ltd	Sliema (Malta)	EUR	50,000	Snamprogetti Netherlands BV	99.00	99.00	F.C.
				Third parties	1.00		
Snamprogetti Management Services SA (**)	Geneva (Switzerland)	CHF	300,000	Snamprogetti Netherlands BV	99.99		E.M.
				Third parties	0.01		
Snamprogetti Netherlands BV	Amsterdam (Netherlands)	EUR	92,117,340	Saipem SpA	100.00	100.00	F.C.
Snamprogetti Romania Srl	Bucharest (Romania)	RON	5,034,100	Snamprogetti Netherlands BV	99.00	100.00	F.C.
				Saipem International BV	1.00		
Snamprogetti Saudi Arabia Co Ltd Llc	Al-Khobar (Saudi Arabia)	SAR	10,000,000	Saipem International BV	95.00	100.00	F.C.
				Snamprogetti Netherlands BV	5.00		
Société de Construction d'Oleoducs Snc	Montigny le Bretonneux (France)	EUR	39,000	Saipem sa	99.90	100.00	F.C.
				Entreprise Nouvelle Marcellin sa	0.10		
Sofresid Engineering sa	Montigny le Bretonneux (France)	EUR	1,267,143	Sofresid sa	99.99	100.00	F.C.
				Third parties	0.01		
Sofresid sa	Montigny le Bretonneux (France)	EUR	8,253,840	Saipem sa	100.00	100.00	F.C.
Sonsub AS	Randaberg (Norway)	NOK	1,882,000	Saipem International BV	100.00	100.00	F.C.
Sonsub International Pty Ltd	Sydney (Australia)	AUD	13,157,570	Saipem International BV	100.00	100.00	F.C.
Sonsub Ltd (**)	Aberdeen (United Kingdom)	GBP	5,901,028	Saipem International BV	100.00	100.00	F.C.
Star Gulf Free Zone Co	Dubai (United Arab Emirates)	AED	500,000	Saipem (Portugal) - Gestão de Participações SGPS SA	80.00	100.00	F.C.
				Saipem (Portugal) Comércio Marítimo Sociedade Unipessoal Lda	20.00		
TBE Ltd (***)	Damietta (Egypt)	EGP	50,000	Saipem sa	70.00		E.M.
				Third parties	30.00		
Varisal - Serviços de Consultadoria e Marketing Unipessoal Lda	Funchal (Portugal)	EUR	500,000	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
AFFILIATED AND JOINTLY CONTROLLED COMPANIES							
ITALY							
ASG Scarl	San Donato Milanese	EUR	50,864	Saipem SpA Third parties	55.41 44.59	55.41	P.C.
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	San Donato Milanese	EUR	51,646	Saipem SpA Third parties	50.36 49.64	50.36	P.C.
CEPAV (Consorzio Eni per l'Alta Velocità) Due	San Donato Milanese	EUR	51,646	Saipem SpA Third parties	52.00 48.00		E.M.
Consorzio Snamprogetti Abb Lg Chemicals (**)	San Donato Milanese	EUR	50,000	Saipem SpA Third parties	50.00 50.00		E.M.
Consorzio U.S.G. (**)	Parma	EUR	25,823	Saipem SpA Third parties	40.00 60.00		Co.
Modena Scarl	San Donato Milanese	EUR	400,000	Saipem SpA Third parties	59.33 40.67	59.33	P.C.
Rodano Consortile Scarl	San Donato Milanese	EUR	250,000	Saipem SpA Third parties	53.57 46.43	53.57	P.C.
Rosetti Marino SpA	Ravenna	EUR	4,000,000	Saipem sa Third parties	20.00 80.00		E.M.
SP - TKP Fertilizer Srl (**)	San Donato Milanese	EUR	50,000	Saipem SpA Third parties	50.00 50.00		E.M.
OUTSIDE ITALY							
02 Pearl snc	Montigny le Bretonneux (France)	EUR	1,000	Saipem sa Third parties	50.00 50.00	50.00	P.C.
Africa Oil Services sa (**)	Guyancourt (France)	EUR	37,500	Saipem sa Third parties	44.88 55.12		E.M.
Barber Moss Ship Management AS	Lysaker (Norway)	NOK	1,000,000	Moss Maritime AS Third parties	50.00 50.00		E.M.
Bonny Project Management Co Ltd	Greenford (United Kingdom)	GBP	1,000	LNG - Serviços e Gestão de Projectos Lda	100.00		E.M.
BOS Shelf Ltd Society	Baku City (Azerbaijan)	AZN	2,000	Star Gulf Free Zone Co Third parties	50.00 50.00	50.00	P.C.
Caspian Barge Builders Pte Ltd (***)	Singapore (Singapore)	SGD	2	Saipem Singapore Pte Ltd Third parties	50.00 50.00		E.M.
Charville - Consultores e Serviços, Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
CMS&A Wll	Doha (Qatar)	QAR	500,000	Snamprogetti Netherlands BV Third parties	20.00 80.00	50.00	P.C.
Dalia Floater Angola Snc	Paris la Defense (France)	EUR	0	Entreprise Nouvelle Marcellin sa Third parties	27.50 72.50	27.50	P.C.
Doris Development Canada Ltd	St. John's (Canada)	CAD	10,000	Doris Engineering sa	100.00		Co.
Doris Engenharia Ltda	Rio de Janeiro (Brazil)	BRL	2,203,170	Doris Engineering sa Third parties	50.00 50.00		E.M.
Doris Engineering sa	Paris (France)	EUR	3,571,440	Sofresid sa Third parties	40.00 60.00		E.M.
Doris USA Inc	Houston (USA)	USD	1,500,000	Doris Engineering sa	100.00		E.M.
Fertilizantes Nitrogenados de Oriente CEC	Caracas (Venezuela)	VEB	9,667,827,216	Snamprogetti Netherlands BV Third parties	20.00 80.00		E.M.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Fertilizantes Nitrogenados de Oriente SA	Caracas (Venezuela)	VEB	286,549	Snamprogetti Netherlands BV Third parties	20.00 80.00		E.M.
Fertilizantes Nitrogenados de Venezuela CEC	Josè - Edo. Anzategui (Venezuela)	VEB	312,214,634,511	Fertilizantes Nitrogenados de Oriente CEC	100.00		Co.
Fertilizantes Nitrogenados de Venezuela Srl	Josè - Edo. Anzategui (Venezuela)	VEB	287,000	Fertilizantes Nitrogenados de Oriente CEC	100.00		Co.
FPSO Firenze Produção de Petròleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
FPSO Mystras (Nigeria) Ltd	Lagos (Nigeria)	NGN	15,000,000	FPSO Mystras - Produção de Petròleo Lda	100.00		E.M.
FPSO Mystras - Produção de Petròleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
Guangdong Contractor Snc	Montigny le Bretonneux (France)	EUR	1,000	Entreprise Nouvelle Marcellin sa Third parties	60.00 40.00	60.00	P.C.
Kazakhoil Bouygues Offshore Sarl (***)	Almaty (Kazakhstan)	KZT	1,000,000	Saipem sa Third parties	50.00 50.00		Co.
Kwanda Suporto Logistico Lda	Luanda (Angola)	AOA	25,510,204	Saipem sa Third parties	40.00 60.00		E.M.
LNG - Serviços e Gestão de Projectos Lda	Funchal (Portugal)	EUR	5,000	Snamprogetti Netherlands BV Third parties	25.00 75.00		E.M.
Mangrove Gas Netherlands BV	Amsterdam (Netherlands)	EUR	2,000,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
Moss Krylov Maritime	St. Petersburg (Russian Federation)	RUB	98,000	Moss Maritime AS Third parties	50.00 50.00		E.M.
Nigetecsa Free Zone Enterprise (***)	Olokola (Nigeria)	USD	40,000	Saipem International BV Third parties	50.00 50.00		E.M.
ODE North Africa Llc	Maadi - Cairo (Egypt)	EGP	100,000	Offshore Design Engineering Ltd	100.00		E.M.
Offshore Design Engineering Ltd	London (United Kingdom)	GBP	100,000	Saipem sa Doris Engineering sa	50.00 50.00	50.00	P.C.
PT Singgar - Doris	Jakarta (Indonesia)	IDR	2,298,750,000	Doris Engineering sa Third parties	50.00 50.00		E.M.
RPCO Enterprises Ltd	Nicosia (Cyprus)	EUR	17,100	Snamprogetti Netherlands BV Third parties	50.00 50.00	50.00	P.C.
Sabella sas	Quimper (France)	EUR	37,000	Sofresid Engineering sa Third parties	32.50 67.50		E.M.
Saibos Akogep Snc	Montigny le Bretonneux (France)	EUR	39,000	Saipem sa Third parties	70.00 30.00	70.00	P.C.
Saipar Drilling Co BV	Amsterdam (Netherlands)	EUR	20,000	Saipem International BV Third parties	50.00 50.00	50.00	P.C.
Saipem Kharafi National MMO Fz Co	Dubai (United Arab Emirates)	AED	600,000	Saipem International BV Third parties	50.00 50.00		E.M.
Saipem Taqa Al Rushaid Fabricators Co Ltd	Dammam (Saudi Arabia)	SAR	10,000,000	Saipem International BV Third parties	40.00 60.00		E.M.
Saipem Triune Engineering Private Ltd	New Delhi (India)	INR	200,000	Saipem International BV Third parties	50.00 50.00		E.M.
Saipon snc	Montigny le Bretonneux (France)	EUR	20,000	Saipem sa Third parties	60.00 40.00	60.00	P.C.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
SC TCPI Romania - Tecnoprojecto Internacional Projectos e Realizações Industriais SA	Bucharest (Romania)	RON	172,500	Tecnoprojecto Internacional Projectos e Realizações Industriais SA	100.00		E.M.
SEA Tank Co sa	Paris (France)	EUR	46,800	Doris Engineering sa Third parties	99.62 0.38		Co.
Servicios de Construçiones Caucedo sa (**)	Santo Domingo (Dominican Republic)	DOP	100,000	Saipem sa Third parties	49.70 50.30		E.M.
SNC Saipem - Bouygues TP	Monaco (Principality of Monaco)	EUR	10,000	Saipem sa Third parties	70.00 30.00	70.00	P.C.
Société pour la Realisation du Port de Tanger Mediterranée	Anjra (Morocco)	EUR	33,000	SAS Port de Tanger Third parties	33.33 66.67	33.33	P.C.
Southern Gas Constructors Ltd	Lagos (Nigeria)	NGN	10,000,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
SPF - TKP Omifpro Snc	Paris (France)	EUR	50,000	Snamprogetti France sarl Third parties	50.00 50.00	50.00	P.C.
Starstroi Llc	Krasnodar (Russian Federation)	RUB	7,699,490	Saipem sa Third parties	50.00 50.00	50.00	P.C.
Starstroi - Maintenance Llc	Krasnodar (Russian Federation)	RUB	1,000,000	Starstroi Llc	100.00		E.M.
Starstroi - Sakhalin - Bezopasnost sarl	Yuzhno (Russian Federation)	RUB	300,000	Starstroi Security Llc	100.00		E.M.
Starstroi Security Llc	Krasnodar (Russian Federation)	RUB	300,000	Starstroi Llc	100.00		E.M.
Stat Assets Management sas	Nimes (France)	EUR	50,000	Stat Holding International Ltd	100.00		E.M.
Stat Holding International Ltd	North Harrow (United Kingdom)	GBP	10,000	Doris Engineering sa Third parties	70.00 30.00		E.M.
Stat Marine Llc	Houston (USA)	USD	10,000	Stat Holding International Ltd Third parties	94.00 6.00		E.M.
Stat Marine Ltd	North Harrow (United Kingdom)	GBP	1,000	Stat Holding International Ltd Third parties	94.00 6.00		E.M.
Stat Marine sas	Nimes (France)	EUR	40,582	Stat Holding International Ltd Third parties	93.91 6.09		E.M.
Stat Services sa	La Seyne sur Mer (France)	EUR	38,112	Stat Holding International Ltd Third parties	99.84 0.16		E.M.
STTS Snc	Montigny le Bretonneux (France)	EUR	1,000	Saipem sa Third parties	60.00 40.00	60.00	P.C.
Sud-Soyo Urban Development Lda	Soyo (Angola)	AOA	20,000,000	Saipem sa Third parties	49.00 51.00		E.M.
T.C.P.I. Angola Tecnoprojecto Internacional sa	Luanda (Angola)	AOA	9,000,000	Petromar Lda Third parties	35.00 65.00		E.M.
Tchad Cameroon Maintenance BV	Rotterdam (Netherlands)	EUR	18,000	Saipem sa Third parties	40.00 60.00		E.M.
Technip-Zachry-Saipem LNG Lp	Houston (USA)	USD	5,000	TZS Llc (NV) TZS Llc (TX)	99.00 1.00	20.00	P.C.
Tecnoprojecto Internacional Projectos e Realizações Industriais SA	Porto Salvo - Concelho de Oeiras (Portugal)	EUR	700,000	Saipem sa Third parties	42.50 57.50		E.M.
TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda	Funchal (Portugal)	EUR	5,000	TSKJ - Serviços de Engenharia Lda	100.00		E.M.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle(*)
TSKJ - Nigeria Ltd	Lagos (Nigeria)	NGN	50,000,000	TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda	100.00		E.M.
TSKJ - Serviços de Engenharia Lda	Funchal (Portugal)	EUR	5,000	Snamprogetti Netherlands BV	25.00		E.M.
				Third parties	75.00		
TSLNG snc	Courbevoie (France)	EUR	20,000	Saipem sa	50.00	50.00	P.C.
				Third parties	50.00		
TSS Dalia snc	Courbevoie (France)	EUR	0	Saipem sa	27.50	27.50	P.C.
				Third parties	72.50		
TZS Llc (NV)	Reno (USA)	USD	10,000	Saipem America Inc	20.00	20.00	P.C.
				Third parties	80.00		
TZS Llc (TX)	San Antonio (USA)	USD	5,000	Saipem America Inc	20.00	20.00	P.C.
				Third parties	80.00		

The Saipem Group comprises 164 companies: 70 are consolidated using the full consolidation method, 29 with the proportionate consolidation method, 58 with the equity method and 7 with the cost method.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method

Changes in the scope of consolidation

Changes in the scope of consolidation with respect to the consolidated financial statements at December 31, 2008, are detailed below in date order:

New incorporations, disposals, liquidations and changes to the consolidation method:
- on January 16, 2009, **Frigstad Discoverer Invest (S) Pte**, previously consolidated using the full consolidation method, was delisted from the Register of Companies;
- on February 12, 2009, the Singapore company, **Caspian Barge Builders Pte**, was incorporated and is consolidated using the equity method;
- on March 23, 2009, Saipem sa acquired remaining 50% of **Saipem Aban Drilling Co Private Ltd (SADCO)** from third parties. The company, previously consolidated using the proportionate method, is now consolidated using the full consolidation method;
- as of March 23, 2009, **Saipem Logistics Services Ltd**, previously consolidated using the full consolidation method, was consolidated using the equity method, since it fell below the relevant size;
- on April 27, 2009, the Qatar company, **Saipem Qatar Llc**, was incorporated and is consolidated using the equity method;
- on May 12, 2009, **SSS Capital Llc**, consolidated using the equity method, was sold to third parties;
- on July 9, 2009, **SAIR - Construções Mecanicas de Estruturas Maritimas Lda**, consolidated using the equity method, was put into liquidation;
- on July 27, 2009, the Kazakh company, **Professional Training Center Llc**, was incorporated and is consolidated using the equity method;
- on August 3, 2009, **SAIR - Construções Mecanicas de Estruturas Maritimas Lda**, was delisted from the Register of Companies;
- on September 1, 2009, **Snamprogetti Management Service SA**, consolidated using the full consolidation method, was put into liquidation;
- on September 1, 2009, **Moss Mosvold II Management Lda**, previously consolidated using the full consolidation method, was put into liquidation;
- as of September 18, 2009, **Snamprogetti Management Service SA**, previously consolidated using the full consolidation method, having been placed into liquidation, was consolidated using the equity method,
- on September 25, 2009, **European Marine Contractors Ltd**, consolidated using the full consolidation method, was put into liquidation;
- on September 25, 2009, **European Marine Investment Ltd**, consolidated using the full consolidation method, was put into liquidation;
- on September 30, 2009, **Snamprogetti USA Inc**, previously consolidated using the full consolidation method, was merged by incorporation into Saipem America Inc;
- as of October 1, 2009, **Saipem Triune Engineering Pvt Ltd**, previously consolidated using the proportionate method, was consolidated using the equity method;
- on October 6, 2009, **Snamprogetti Sud SpA**, previously consolidated using the full consolidation method, was merged by incorporation into Saipem SpA;
- on October 7, 2009, **Saipem Venezuela SA**, previously accounted for using the cost method, was put into liquidation;
- on October 16, 2009, **Moss Mosvold II Management Lda**, was delisted from the Register of Companies;
- on November 13, 2009, **Delong Hersent Lda**, previously consolidated using the full consolidation method, was merged by incorporation into Saipem SA;
- on November 24, 2009, **Moss Arctic Offshore SA**, consolidated using the full consolidation method, was put into liquidation and then on December 1, 2009, was delisted from the Register of Companies;
- on December 2, 2009, **Service et Equipments Petroliers et Gaziers sa**, previously consolidated using the full consolidation method, was merged by incorporation into Saipem sa;
- on December 11, 2009, **Sud Est Cie**, previously accounted for using the cost method, was merged by incorporation into Sofresid sa;
- on December 15, 2009, **Saipem Venezuela SA**, was delisted from the Register of Companies;
- on December 17, 2009, **Lipardiz Construção de Estruturas Maritimas Lda**, having previously been placed into liquidation, was delisted from the Register of Companies;
- on December 28, 2009, **Saibos Construções Maritimas Unipessoal Lda**, previously consolidated using the full consolidation method, was merged by incorporation into Saipem Portugal Comercio Maritimo Lda.

Changes of company names or transfers of holdings between group companies not affecting the scope of consolidation:
- on March 10, 2009, Saibos - Construções Maritimas, Lda changed name to **Saibos - Construções Maritimas, Unipessoal, Lda**;
- on June 24, 2009, Varisal - Serviços de Consultadoria e Marketing Lda changed name to **Varisal - Serviços de Consultadoria e Marketing Unipessoal. Lda**;
- on June 26, 2009, Frigstad Discoverer Invest Ltd changed name to **Saipem Discoverer Invest Sàrl**;
- on September 15, 2009, Saipem Aban Drilling Co Pvt Ltd changed name to **Saipem Drilling Co Pvt Ltd**;
- on October 28, 2009, Saipem Energy Italia SpA changed name to **Servizi Energia Italia SpA**;
- on November 13, 2009, **Saipem sa**, following the merger by incorporation of Delong Hersent Lda, acquired 70% of Petromar Lda, which was already consolidated using the full consolidation method and 49% of Kwanda Suporto Logistico Lda and Sud-Soyo Urban Development Lda, both consolidated using the equity method;
- on November 23, 2009, **Saipem (Portugal) Comércio Marítimo Sociedade Unipessoal Lda** acquired 100% of Saipem sa's interest in Saibos Construções Maritimas Unipessoal Lda, thus becoming the company's sole shareholder;
- on November 27, 2009, following a capital increase, 68.55% of **PT Saipem Indonesia** was owned by Saipem International BV (who held 100% at December 31, 2008), while the remaining 31.45% was held by Saipem Asia Sdn Bhd;
- on November 30, 2009, **Saipem sa**, following the merger by incorporation of Service et Equipments Petroliers et Gaziers SA, acquired 99.9% of Société de Construction d'Oleoducs Snc, which was already consolidated using the full consolidation method, 55% of Hazira Cryogenic Engineering & Construction Management Private Ltd and 45% of Africa Oil Services SA, both of which are accounted for using the equity method.

Changes in functional currencies
As of January 1, 2009, **Saipem Ukraine Llc** changed its functional currency from the hryvnia to the euro.
As of January 1, 2009, **Ersai Caspian Contractor Llc** changed its functional currency from the Tenge to the US dollar.

Notes to the consolidated financial statements

Current assets

1 Cash and cash equivalents

Cash and cash equivalents amounted to €986 million (€1,398 million at December 31, 2008) representing a decrease of €412 million on the previous year.
Cash and equivalents at year-end, 41% of which are denominated in euro, 36% in US dollars and 23% in other currencies, received an average interest rate of 0.81%. €617 million thereof (€874 million at December 31, 2008) are on deposit at Eni Group financial companies. Cash and cash equivalents include cash and cash on hand of €17 million (€28 million at December 31, 2008).
At December 31, 2008, there were no financial receivables due within 90 days.
Funds in three current accounts held by the subsidiary Saipem Contracting Algérie SpA (equivalent to €26.6 million at December 31, 2009) have been temporarily frozen in connection with an investigation being conducted into third parties.
The breakdown of cash and cash equivalents of Saipem and other Group companies at December 31, 2009 by geographical area (based on the country of domicile of the relevant company) was as follows:

(€ million)	
Italy	111
Rest of Europe	580
Asia-Pacific	107
Africa	151
Americas	37
Total	**986**

2 Other financial assets held for trading or available for sale

At December 31, 2009, other financial assets held for trading or available for sale amounted to €36 million (€36 million at December 31, 2008) and consisted of the following:

(€ million)	**31.12.2008**	**31.12.2009**
Unlisted securities	36	36
Total	**36**	**36**

These assets related to units in collective investment schemes (Sicav) with maturities of less than three months held by a number of French associates.

3 Trade and other receivables

Trade and other receivables of €4,040 million (€4,255 million at December 31, 2008) were as follows:

(€ million)	**31.12.2008**	**31.12.2009**
Trade receivables	3,384	3,242
Financing receivables for operating purposes	12	-
Financing receivables for non-operating purposes	260	68
Other receivables:		
- other	599	730
Total	**4,255**	**4,040**

Receivables are stated net of the provision for impairment losses of €112 million:

(€ million)	31.12.2008	Additions	Deductions	Exchange rate translation differences	Other changes	31.12.2009
Trade receivables	73	35	(1)	(1)	-	106
Other receivables	18	-	-	-	(12)	6
Total	**91**	**35**	**(1)**	**(1)**	**(12)**	**112**

Trade receivables amounted to €3,242 million, representing an increase of €142 million. €260 million (€325 million at December 31, 2008) were due from parent companies (Eni SpA and its divisions).
Receivables from related parties are shown in Note 44 'Transactions with related parties'.
Trade receivables included retention amounts guaranteeing contract work in progress of €198 million (€213 million at December 31, 2008), of which €124 million were due within one year and €74 million due after one year.
Trade receivables neither past due nor impaired amounted to €2,607 million (€2,901 million at December 31, 2008). Impaired receivables, net of the provision for impairment losses, amounted to €1 million (€7 million at December 31, 2008). Receivables past due, but not impaired, amounted to €634 million (€483 million at December 31, 2008), of which €413 million from 1 to 90 days past due, €101 million from 3 to 6 months past due, €54 million from 6 to 12 months past due and €66 million more than one year past due. These receivables are primarily due from high credit quality counterparties.
Financing receivables for non-operating purposes of €68 million (€260 million at December 31, 2008) mainly related to the receivable held by Saipem SpA for the loan of working capital to the CEPAV Due Consortium of €49 million and to funds of €6 million held by the subsidiaries Saipem sa (€4 million) and Saipem UK Ltd (€2 million) in time deposit accounts with third parties.
Receivables from jointly controlled companies, with regard to the non-consolidated portion, were as follows:

(€ million)	31.12.2008	31.12.2009
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	47	-
02 Pearl snc	-	7
Charville - Consultores e Serviços, Lda	5	2
Lipardiz - Construção de Estruturas Maritimas, Lda	2	-
FPSO Mystras	1	-
Saipar Drilling Co BV	1	1
Société pour la Realisation du Port de Tanger Mediterranée	2	2
STTS Snc	7	-
TSS Dalia snc	1	-
Saipon snc	2	3
Starstroi Llc	15	1
Southern Gas	-	11
BOS Shelf Ltd Society	-	1
Total	83	**28**

Other receivables of €730 million consisted of the following:

(€ million)	31.12.2008	31.12.2009
Receivables from:		
- insurance companies	6	3
- employees	21	31
- national insurance/social security contributions	2	1
- bank accounts due within/after one year	12	6
- foreign tax authorities other than tax credits	-	4
- consultants and professionals	-	1
Prepayments for services	450	553
Guarantee deposits	19	18
Customs and excise duties	-	2
Receivables from agents and representatives	-	8
Other	89	103
Total	**599**	**730**

Other receivables of €6 million related to receivables due from parent companies (Eni SpA and its divisions).
Other receivables neither past due nor impaired amounted to €662 million (€569 million at December 31, 2008). Other receivables past due, but not impaired, amounted to €68 million (€30 million at December 31, 2008), of which €12 million from 1 to 90 days past due, €12 million from 3 to 6 months past due, €34 million from 6 to 12 months past due and €10 million more than one year past due. These receivables are primarily due from high credit quality counterparties.
The fair value of trade and other receivables did not differ significantly from their carrying amount due to the short period of time elapsed between their date of origination and their due date.
Receivables in currencies other than euro amounted to €1,785 million (€1,758 million at December 31, 2008) and their breakdown by currency was as follows:
- US Dollar 70% (54% at December 31, 2008);
- Saudi Arabian Ryal 9% (18% at December 31, 2008);
- Nigerian Nairal 7% (2% at December 31, 2008);
- British Pound Sterling 3% (3% at December 31, 2008);
- other currencies 11% (23% at December 31, 2008).

Inventories

Inventories of €1,071 million (€1,397 million at December 31, 2008) were as follows:

	31.12.2008			31.12.2009		
(€ million)	Work in progress	Other	Total	Work in progress	Other	Total
Raw and auxiliary materials and consumables	-	308	308	-	323	323
Work in progress	1,089	-	1,089	748	-	748
Total	**1,089**	**308**	**1,397**	**748**	**323**	**1,071**

Inventories are stated net of the valuation allowance of €7 million.

(€ million)	31.12.2008	Additions	Deductions	Other changes	31.12.2009
Inventories valuation allowance	3	4	-	-	7
	3	4	-	-	7

Contract work in progress, amounting to €748 million (€1,089 million at December 31, 2008) included sums associated with requests for payments not yet formally accepted by clients, but which are deemed probable and reasonably estimated. Receivables from related parties are shown in Note 44 'Transactions with related parties'.

5 Current tax assets

Current tax assets of €113 million (€37 million at December 31, 2008) were as follows:

(€ million)	31.12.2008	31.12.2009
Italian tax authorities	6	79
Foreign tax authorities	31	34
Total	**37**	**113**

The increase in current tax assets of €76 million mainly related to changes in the amounts due from Italian tax authorities (€73 million) to Saipem SpA (€66 million) and Saipem Energy Services SpA (€7 million).

6 Other current tax assets

Other current tax assets of €285 million (€301 million at December 31, 2008) were as follows:

(€ million)	31.12.2008	31.12.2009
Italian tax authorities:	153	144
- VAT credits	149	141
- other	4	3
Foreign tax authorities:	148	141
- VAT credits	73	85
- other	75	56
Total	**301**	**285**

The decrease in other current tax assets of €16 million was related to changes in the amounts due from Italian tax authorities to Saipem SpA and from foreign tax authorities, in particular to Snamprogetti Canada Inc.

7 Other current assets

Other current assets of €256 million (€420 million at December 31, 2008) were as follows:

(€ million)	31.12.2008	31.12.2009
Fair value of non-hedging derivatives	125	32
Fair value of hedging derivatives	214	127
Other	81	97
Total	**420**	**256**

At December 31, 2009, the fair value of derivative instruments was equal to a positive amount of €159 million (€339 million at December 31, 2008).
The fair value of derivative instruments was determined using valuation models commonly used in the financial sector and based on year-end market data (exchange and interest rates).
The fair value of forward contracts (forward outrights and currency swaps) was determined by comparing the net present value at contractual conditions of forward contracts outstanding at December 31, 2009, with their present value recalculated at year-end market conditions. The model used is the Net Present Value model, which is based on the forward contract exchange rate, the year end exchange rate and the respective forward interest rate curves.

The fair value of derivative contracts by type is provided in the following table:

	Assets 31.12.2008			Assets 31.12.2009		
	Fair value	Commitments		Fair value	Commitments	
(€ million)		purchase	sale		purchase	sale
1) Derivative contracts qualified for hedge accounting:						
- interest rate derivatives						
- forward currency contracts (Spot component)						
. purchase	91			36		
. sale	140			94		
Total	231			130		
- forward currency contracts (Forward component)						
. purchase	(10)			-		
. sale	(3)			(3)		
Total	(13)	851	2,107	(3)	1,275	1,880
Total derivative contracts qualified for hedge accounting	**218**			**127**		
2) Derivative contracts not qualified for hedge accounting:						
- interest rate derivatives						
- forward currency contracts (Spot component)						
. purchase	48			19		
. sale	82			13		
Total	130			32		
- forward currency contracts (Forward component)						
. purchase	(6)			-		
. sale	-			-		
Total	(6)	633	1,086	32	1,000	190
- commodities						
- other derivative contracts	1	-		-		
Total	1	26		-		
Total derivative contracts not qualified for hedge accounting	**125**			**32**		
Total	**343**			**159**		

Derivatives designated as cash flow hedges related to forward purchase and sale transactions (forward outrights and currency swaps).
The cash flows and the income statement impact of hedged highly probably forecast transactions at December 31, 2009 are expected to occur up until 2012.
During 2009, there were no cases of hedged items being no longer considered highly probable.
The fair value of derivative assets qualified for hedge accounting at December 31, 2009 was equal to €127 million (€218 million at December 2008). The effective portion (spot component) of fair value movements in these derivatives was deferred in a hedging reserve in equity (€124 million) and recorded under finance income and expense (€6 million), while the forward component (the ineffective portion of fair value movements), amounting to €3 million, was recognised as finance expense.
The fair value of derivative liabilities qualified for hedge accounting at December 31, 2009, analysed in Note 19 'Other current liabilities' and Note 24 'Other non-current liabilities', was equal to €158 million (€361 million at December 31, 2008). The spot component of fair value movements in these derivatives was deferred in a hedging reserve in equity (€113 million) and recorded under finance income and expense (€13 million), while the forward component, amounting to €32 million, was recognised as finance expense.
During the year, operating revenues and expenses were adjusted by a net negative amount of €26 million to reflect the effects of hedging.
Another approximately €13 million was recorded as an increase in the cost of construction of tangible assets.

Other assets at December 31, 2009 amounted to €97 million, representing an increase of €16 million on the previous year and consisted of: prepayments of €55 million (€50 million at December 31, 2008), insurance premiums of €14 million (€5 million at December 31, 2008), costs of office leases of €9 million (€12 million at December 31, 2008) and other assets of €19 million (€14 million at December 31, 2008).
Receivables from related parties are shown in Note 44 'Transactions with related parties'.

Non-current assets

8 Property, plant and equipment

Property, plant and equipment amounting to €6,295 million (€5,171 million at December 31, 2008) was as follows:

(€ million)	Net value at the beginning of the year	Investments	Depreciation and impairments	Disposals	Change in the scope of consolidation	Currency translation differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Provision for depreciation and impairments
31.12.2008										
Land	12	-	-	-	-	1	1	14	14	-
Buildings	138	56	(18)	(3)	-	3	62	238	349	111
Plant and machinery	1,931	481	(252)	(40)	-	(53)	415	2,482	4,591	2,109
Industrial and commercial equipment	93	78	(64)	-	-	(4)	242	345	652	307
Other assets	38	27	(13)	(3)	-	4	33	86	178	92
Assets under construction and advances	1,350	1,389	-	-	-	5	(738)	2,006	2,006	-
Total	**3,562**	**2,031**	**(347)**	**(46)**	**-**	**(44)**	**15**	**5,171**	**7,790**	**2,619**
31.12.2009										
Land	14	-	-	-	-	(1)	1	14	14	-
Buildings	238	14	(22)	-	-	(12)	20	238	343	105
Plant and machinery	2,482	228	(302)	(4)	-	4	170	2,578	4,916	2,338
Industrial and commercial equipment	345	42	(86)	(3)	-	(5)	225	518	882	364
Other assets	86	50	(17)	(1)	10	(6)	84	206	294	88
Assets under construction and advances	2,006	1,257	-	-	-	(18)	(504)	2,741	2,741	-
Total	**5,171**	**1,591**	**(427)**	**(8)**	**10**	**(38)**	**(4)**	**6,295**	**9,190**	**2,895**

Capital expenditure made during the year amounted to €1,601 million (€2,031 million at December 31, 2008) and related to the following sectors: Offshore (€689 million), Offshore Drilling (€689 million), Onshore Drilling (€200 million) and Onshore (€23 million). Capital expenditure during the year included 'Changes in the scope of consolidation', amounting to €10 million. This amount related to the positive difference – allocated to tangible assets – between the purchase price for the remaining 50% of the company Saipem Drilling Co Pvt Ltd and the shareholders' equity of the purchased company.
The main items of capital expenditure during the year included:
- in the Offshore sector, the continuation of the construction of a new pipelay vessel, a deepwater Field Development Ship and a new diving support vessel, the purchase of the lay barge Acergy Piper, which has been renamed Castoro Sette, the construction of a new fabrication yard in Indonesia and maintenance and upgrading of the existing asset base;
- in the Onshore sector, the acquisition and readying of plant and equipment necessary for the execution of projects;
- in the Offshore Drilling sector, the completion of a jack-up, the continuation of construction works on two semi-submersible rigs semi-submersible rigs and a new ultra-deepwater drillship and maintenance and upgrading of the existing asset base;
- in the Drilling Onshore sector, the completion of 10 rigs and the continuation of upgrading and construction works on three rigs.

Finance expenses capitalised during the year, calculated using an average interest rate of 2.67.%, amounted to €49 million (€51 million at December 31, 20078.

The main depreciation rates used are as follows:

(%)	
Buildings	2.50 - 12.50
Plant and machinery	7.00 - 25.00
Industrial and commercial equipment	3.75 - 67.00 (*)
Other assets	12.00 - 20.00

(*) The higher rate is applicable to assets to be used on specific projects where depreciation is based on project duration.

Exchange rate differences due to the translation of financial statements prepared in currencies other than the euro, amounting to negative €38 million, mainly related to companies whose presentation currency is the US dollar.
The gross carrying value of fully depreciated property, plant and equipment that is still in use amounted to €130 million (€124 million at December 31, 2008) and mainly consisted of project-specific equipment which has been fully depreciated over the life of the project.
During the year, no government grants were recorded as a decrease of the carrying value of property, plant and equipment.
At December 31, 2009, all property, plant and equipment was free from pledges, mortgages and/or other obligations.
The total commitment on current items of capital expenditure at December 31, 2009 amounted to €1,065 million (€1,516 million at December 31, 2008), as indicated in 'Summary of significant accounting policies - Risk management'.

Finance leases

Saipem currently has no finance leases.

Intangible assets

Intangible assets of €756 million (€755 million at December 31, 2008) were as follows:

(€ million)	Net value at the beginning of the year	Investments	Amortisation and impairments	Change in the scope of consolidation	Other changes	Net value at the end of the year	Gross value at the end of the year	Provision for amortisation and impairments
31.12.2008								
Intangible assets with finite useful lives								
Development costs	4	-	-	-	(4)	-	7	7
Industrial patents and intellectual property rights	5	1	-	-	(4)	2	4	2
Concessions, licenses and trademarks	-	7	(5)	-	13	15	110	95
Assets in progress and advances	3	5	-	-	(4)	4	4	-
Other intangible assets	7	-	(1)	-	(2)	4	5	1
Intangible assets with indefinite useful lives								
Goodwill	731	-	-	-	(1)	730	730	-
Total	**750**	**13**	**(6)**	**-**	**(2)**	**755**	**860**	**105**
31.12.2009								
Intangible assets with finite useful lives								
Development costs	-	-	-	-	-	-	7	7
Industrial patents and intellectual property rights	2	1	(1)	-	-	2	5	3
Concessions, licenses and trademarks	15	8	(8)	-	3	18	121	103
Assets in progress and advances	4	2	(2)	-	(1)	3	3	-
Other intangible assets	4	1	(2)	-	(3)	-	1	1
Intangible assets with indefinite useful lives								
Goodwill	730	2	-	-	1	733	733	-
Total	**755**	**14**	**(13)**	**-**	**-**	**756**	**870**	**114**

Concessions, licenses and trademarks and industrial patents and intellectual property rights of €18 million and €2 million consist mainly of costs for the implementation of SAP applications and modules at the parent company (€17 million in 2008).
Goodwill of €733 million related to the difference between the purchase price, inclusive of related costs, and the shareholders' equity of Saipem sa (€689 million), Sofresid sa (€21 million), the Moss Maritime Group (€14 million), Saipem India Project Ltd (€2 million), Saipem Energy Services SpA (€1 million), Syndial SpA (€3 million) and Ecos Group Srl (€3 million).
For impairment purposes, goodwill has been allocated to the following cash-generating units:

(€ million)	31.12.2009
Offshore	416
Onshore	317
Total	**733**

The recoverable amount of the two cash generating units was determined based on value in use, calculated by discounting the future cash flows expected to result from the use of each CGU.
The expected future cash flows for the explicit forecast period of four years were derived from Saipem's 2010-2013 Strategic Plan, which was approved by top management in February 2010. The forecast cash flows based on the plan assume that the major programme of investments currently underway will be completed and that the backlog of orders at December 31, 2009 will not be affected by cancellations or renegotiations.
Value in use was calculated applying a post tax discount rate of 8.5% (up half a percentage point from 2008). The terminal value (i.e. for subsequent years beyond the plan horizon) was estimated using a perpetual growth rate of 2% applied to an average normalised terminal cash flow. Assumptions were based on past experience and took into account current interest rates, business specific risks and expected long-term growth for the sectors.
Post tax cash flows and discount rates were used as this method results in values similar to those resulting from a pre-tax valuation.
The table below shows the amounts by which the recoverable amounts of the Offshore and Onshore cash generating units exceed their carrying amounts, including allocated goodwill.

(€ million)	Offshore	Onshore	Total
Goodwill	416	317	733
Amount by which recoverable amount exceeds carrying amount	4,535	2,957	7,492

The key assumptions adopted for assessing the recoverable amount of the cash generating units exceeding its carrying amount referred to operating results (a combination of various factors, e.g. sales volumes, service prices, project profit margins, cost structure), the discount rate and the growth rates adopted to determine the terminal value.
The following changes in each of the assumptions, ceteris paribus, would cause the excess of the recoverable amount of the Offshore cash generating unit over its carrying amount, including the allocated portion of goodwill, to be reduced to zero:
- decrease of 56% in the operating result of the four years of the plan;
- use of a discount rate of 17%;
- negative real growth rate.

Changes in each of the assumptions, ceteris paribus, that would cause the excess of the recoverable amount of the Onshore cash generating unit over its carrying amount, including the allocated portion of goodwill, to be reduced to zero are greater than those of the Offshore cash generating units described above.

The main amortisation rates used are as follows:

(%)	
Development costs	20.00 - 20.00
Industrial patents and intellectual property rights	6.66 - 7.50
Concessions, licenses, trademarks and similar (included in 'industrial patents')	20.00 - 20.00
Other intangible assets	20.00 - 33.00

10 Investments accounted for using the equity method

Investments accounted for using the equity method of €118 million (€42 million at December 31, 2008) were as follows:

(€ million)	Net value at the beginning of the year	Acquisitions and subscriptions	Share of profit of equity-accounted investments	Share of loss of equity-accounted investments	Deduction for dividends	Change in the scope of consolidation	Currency translation differences	Other changes	Net value at the end of the year	Provision for impairment
31.12.2008										
Investments in subsidiaries	6	-	-	-	-	-	-	(4)	2	-
Investments in associates	29	3	22	-	(17)	3	-	-	40	-
Total	**35**	**3**	**22**	**-**	**(17)**	**3**	**-**	**(4)**	**42**	**-**
31.12.2009										
Investments in subsidiaries	2	-	-	(1)	-	3	-	(1)	3	-
Investments in associates	40	-	14	(6)	(6)	5	-	68	115	-
Total	**42**	**-**	**14**	**(7)**	**(6)**	**8**	**-**	**67**	**118**	**-**

Investments in controlled companies and associates at December 31, 2009 are analysed in the section 'Scope of consolidation'.
Shares of profits of investments accounted for using the equity method of €14 million related to TSKJ Serviçōes de Engenharia Lda (€4 million), Doris Engineering sa (€3 million), Rosetti Marino SpA (€5 million), Tecnoprojecto Internacional Projectos e Realizaçōes Industriais SA (€1 million) and LNG Lda (€1 million). Shares of losses of equity-accounted investments, amounting to €7 million, related to Kwanda Suporto Logistico Lda (€5 million), Saipem Taqa Al Rushaid Fabricators Co Ltd (€1 million) and Snamprogetti Management Services SA (€1 million).
Deductions following the distribution of dividends of €6 million related to Rosetti Marino SpA (€1 million), Doris Engineering sa (€2 million), TSKJ - Serviçōes de Engenharia Lda (€2 million) and LNG Lda (€1 million).
Changes in the scope of consolidation (€8 million) were due to the consolidation using the equity method of Snamprogetti Management Services SA (€3 million), previously consolidated using the full consolidation method and Saipem Triune Engineering Private Ltd (€5 million), previously consolidated using the proportionate method.
'Other changes' related to the re-inclusion in the scope of consolidation of Fertilizantes Nitrogenados de Oriente CEC (€68 million), which at December 31, 2008 was classified under assets held for sale.

The net carrying value of investments accounted for using the equity method related to the following companies:

(€ million)	Group interest (%)	Net value at 31.12.2008	Net value at 31.12.2009
Hazira Marine Engineering & Construction Management Private Ltd	100.00	1	1
Saipem Engineering Nigeria Ltd	95.00	1	-
Snamprogetti Management Services SA	99.99	-	2
Total subsidiaries		**2**	**3**
Doris Engineering sa	40.00	13	14
Rosetti Marino SpA	20.00	11	14
Kwanda Suporto Logistico Lda	40.00	6	1
Starstroi Security Llc	50.00	2	2
Tecnoprojecto Internacional Projectos e Realizações Industriais SA	42.50	2	3
TSKJ - Servições de Engenharia Lda	25.00	2	4
LNG - Serviços e Gestão de Projectos Lda	25.00	1	-
Fertilizantes Nitrogenados de Oriente CEC	20.00	-	68
Saipem Triune Engineering Private Ltd	50.00	-	5
Saipem Taqa Al Rushaid Fabricators Co Ltd	40.00	1	-
SP - TKP Fertilizer Srl	50.00	1	1
Tchad Cameroon Maintenance BV	40.00	1	1
T.C.P.I. Angola Tecnoprojecto Internacional SA	35.00	-	1
Starstroi Maintenance Llc	50.00	-	1
Total associates		**40**	**115**

Other investments

Other investments of €2 million (unchanged from December 31, 2008) were as follows:

(€ million)	Opening net value	Acquisitions and subscriptions	Revaluations	Impairment	Change in the scope of consolidation	Currency translation differences	Other changes	Closing net value	Provision for impairment
31.12.2008									
Investments in subsidiaries	1	-	-	-	-	-	-	1	2
Investments in associates	4	-	-	-	(4)	-	-	-	-
Investments in other companies	8	-	-	-	(3)	-	(4)	1	-
Total	**13**	**-**	**-**	**-**	**(7)**	**-**	**(4)**	**2**	**2**
31.12.2009									
Investments in subsidiaries	1	-	-	-	-	-	(1)	-	-
Investments in associates	-	-	-	-	-	-	-	-	-
Investments in other companies	1	-	-	-	-	-	1	2	-
Total	**2**	**-**	**-**	**-**	**-**	**-**	**-**	**2**	**-**

Investments in subsidiaries and associates at December 31, 2009 are analysed in the section 'Scope of consolidation'.
'Other changes' to investments in other companies related to a fair value adjustment of the investment in Nagarjuna Fertilizer & Chemicals Ltd.

The net value of investments related to the following companies:

(€ million)	Group interest (%)	Net carrying value at 31.12.2008	Net carrying value at 31.12.2009
Sud Est Cie	99.70	1	-
Total subsidiaries		1	-
Total associates		-	
Nagarjuna Fertilizer and Chemicals Ltd	0.93	1	2
Total other companies		1	2

The value of the investment in Sud Est Cie has been reduced to zero as a result of the company's merger into Sofresid sa.

Other information about investments

The following table summarises key financial data from the most recent available financial statements of subsidiaries and associates accounted for using the equity and cost method, in proportion to the Group interest held:

	31.12.2008		31.12.2009	
(€ million)	Subsidiaries	Associates	Subsidiaries	Associates
Total assets	35	208	7	238
Total liabilities	34	170	4	125
Net sales from operations	1	66	1	66
Operating profit	-	3	-	4
Net profit (loss) for the year	-	4	-	3

The total amount of assets and liabilities of subsidiaries is negligible and therefore the effects of exclusion from the scope of consolidation are considered immaterial.

12 Other financial assets

At December 31, 2009, other long-term financial assets amounted to €8 million and related to financing receivables held for non-operating purposes by the associate company Saipem UK Ltd.

13 Deferred tax assets

Deferred tax assets of €113 million (€94 million at December 31, 2008) are shown net of offsettable deferred tax liabilities.

(€ million)	31.12.2008	Additions	Deductions	Currency translation differences and other changes	31.12.2009
Deferred tax assets	94	117	(76)	(22)	113
Total	94	117	(76)	(22)	113

Details of deferred tax assets are provided in Note 23 'Deferred tax liabilities'.

14 Other non-current assets

Other non-current assets of €34 million (€17 million at December 31, 2008) were as follows:

(€ million)	31.12.2008	31.12.2009
Fair value of hedging derivatives	4	-
Other receivables	5	4
Other	8	30
Total	**17**	**34**

Other receivables related to amounts paid in compliance with local regulations to government bodies, to be refunded after a set period.

Current liabilities

15 Short-term debt

Short-term debt of €1,797 million (€2,613 million at December 31, 2008) was as follows:

(€ million)	31.12.2008	31.12.2009
Banks	69	51
Other financial institutions	2,544	1,746
Total	**2,613**	**1,797**

Short-term debt decreased by €816 million, mainly due to a shift towards long-term debt and the optimization of the short-term cash position.

The current portion of long-term debt, amounting to €350 million (€7 million at December 31, 2008), is detailed in Note 20 'Long-term debt and current portion of long-term debt'.

The breakdown of short-term debt by issuing institution, currency and average interest rate was as follows:

(€ million)

		31.12.2008			31.12.2009		
Issuing institution	Currency	Amount	Interest rate %		Amount	Interest rate %	
			from	to		from	to
CEPAV (Consorzio Eni per l'Alta Velocità) Due	Euro	43	-	-	43	-	-
Eni SpA	Euro	715	4.507	4.507	307	0.575	0.575
Eni Coordination Center SA	Euro	1,106	5.059	5.809	985	0.684	1.124
Eni Coordination Center SA	US Dollar	269	3.331	4.431	158	0.481	1.851
Eni Coordination Center SA	British Pound Sterling	260	5.829	5.912	213	0.785	0.845
Eni Coordination Center SA	Swiss Franc	-	-	-	40	0.437	0.437
Third parties	Euro	8	1.000	4.510	1	0.800	0.800
Third parties	US Dollar	171	3.201	17.750	-	-	-
Third parties	Nigerian Naira	25	14.250	15.000	20	16.500	16.500
Third parties	Other	16	variable		30	variable	
Total		**2,613**			**1,797**		

At December 31, 2009, Saipem had unused lines of credit amounting to €1,267 million (€1,273 million at December 31, 2008). These agreements carry interest charges based on prevailing market conditions. Commission fees on unused lines of credit were not significant.

At December 31, 2009, there were no unfulfilment of terms and conditions or violation of agreements in relation to financing contracts.

18 Trade and other payables

Trade and other payables of €5,735 million (€6,370 million at December 31, 2008) were as follows:

(€ million)	31.12.2008	31.12.2009
Trade payables	3,276	2,602
Advances	2,790	2,826
Other payables	304	307
Total	**6,370**	**5,735**

Trade payables amounted to €2,602 million, representing a decrease of €674 million.
Advances of €2,826 million (€2,790 million at December 31, 2008), consisted mainly of adjustments to revenues from long-term contracts in accordance with the accruals concept, made on the basis of the amounts contractually matured (€1,533 million at December 31, 2009; €1,836 million at December 31, 2008) and advances on contract work in progress received by Saipem SpA and foreign subsidiaries of €1,293 million (€954 million at December 31, 2008).
Trade payables and advances to parent companies (Eni Corporate and Divisions) amounted to €13 million (€20 million at December 31, 2008).
Trade payables to Eni Group companies are shown in Note 44 'Transactions with related parties'.
Payables to jointly controlled companies, with regard to the non-consolidated portion, consisted of the following:

(€ million)	31.12.2008	31.12.2009
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	19	-
Rodano Consortile Scarl	4	-
Modena Scarl	1	-
ASG Scarl	11	-
Lipardiz - Construção de Estruturas Maritimas, Lda	9	-
Guangdong Contractor Llc	10	-
Saipem Triune Engineering Private Ltd	1	-
Starstroi Llc	3	1
Saipon snc	-	1
BOS Shelf Ltd Society	-	1
Total	**58**	**3**

Other payables of €307 million were as follows:

(€ million)	31.12.2008	31.12.2009
Payables to:		
- employees	108	126
- non-financial public administrations	-	1
- national insurance/social security contributions	58	54
- insurance companies	5	6
- creditors relating to advances	19	15
- consultants and professionals	4	2
Other	110	103
Total	**304**	**307**

Other payables to related parties are shown in Note 44 'Transactions with related parties'.
The fair value of trade and other payables did not differ significantly from their carrying amount due to the short period of time elapsed between their date of origination and their due date.

17 Income tax payables

Income tax payables of €115 million (€101 million at December 31, 2008) were as follows:

(€ million)	31.12.2008	31.12.2009
Italian tax authorities	22	38
Foreign tax authorities	79	77
Total	**101**	**115**

The increase in income tax payables of €14 million was related to amounts owing by the Parent Company Saipem SpA to Italian tax authorities.

18 Other current tax liabilities

Other current tax liabilities of €124 million (€110 million at December 31, 2008) were as follows:

(€ million)	31.12.2008	31.12.2009
Italian tax authorities:	11	11
- other	11	11
Foreign tax authorities:	99	113
- VAT	55	68
- other	44	45
Total	**110**	**124**

The increase in other current tax liabilities of €14 million was due to an increase in the amounts due owing to foreign tax authorities, in particular by Saipem Contracting Nigeria Ltd.

19 Other current liabilities

Other current liabilities of €227 million (€476 million at December 31, 2008) were as follows:

(€ million)	31.12.2008	31.12.2009
Fair value of non-hedging derivatives	130	55
Fair value of hedging derivatives	307	120
Other	39	52
Total	**476**	**227**

At December 31, 2009, the fair value of derivatives was equal to a negative amount of €175 million (€437 million at December 31, 2008).

The following table shows the fair value of derivative assets and liabilities at December 31, 2008:

(€ million)	31.12.2008	31.12.2009
Fair value of derivative assets	343	159
Fair value of derivative liabilities	(491)	(213)
Total	**(148)**	**(54)**

The fair value of derivative instruments was determined using valuation models commonly used in the financial sector and based on year-end market data (exchange and interest rates).

The fair value of forward contracts (forward outrights and currency swaps) was determined by comparing the net present value at contractual conditions of forward contracts outstanding at December 31, 2009, with their present value recalculated at

year-end market conditions. The model used is the Net Present Value model, which is based on the forward contract exchange rate, the year end exchange rate and the respective forward interest rate curves.
A liability of €12 million (asset of €5 million at December 31, 2008), relating to the fair value of an interest rate swap entered into by Saipem SpA, has been recorded under Note 15 'Short-term debt' (€7 million) and Note 20 'Long-term debt' (€5 million).
The fair value of interest rate swaps was determined by comparing the net present value at contractual conditions of swaps outstanding at December 31, 2009, with their present value recalculated at year-end market conditions. The model used is the Net Present Value model, which is based on EUR forward interest rates.
The fair value of derivative contracts by type is provided in the following table:

	Liabilities 31.12.2008			Liabilities 31.12.2009		
	Fair value	Commitments		Fair value	Commitments	
(€ million)		purchase	sale		purchase	sale
1) Derivative contracts qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps	5	400		12	400	
- forward currency contracts (Spot component)						
. purchase	168			43		
. sale	166			71		
Total	334			114		
- forward currency contracts (Forward component)						
. purchase	(3)			-		
. sale	(22)			-		
Total	(25)	1,798	1,750	-	788	2,359
- forward currency contracts (Forward component)						
Total	47	90		32	58	
Total derivative contracts qualified for hedge accounting	**361**			**158**		
2) Derivative contracts not qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps	-			-		
- forward currency contracts (Spot component)						
. purchase	56			13		
. sale	69			39		
Total	125			52		
- forward currency contracts (Forward component)						
. purchase	2			-		
. sale	(6)			-		
Total	(4)	795	656	-	388	1,409
- commodities	1	3		-		
- other derivative contracts	8		62	3		19
Total	9			3		
Total derivative contracts not qualified for hedge accounting	**130**			**55**		
Total	**491**			**213**		

For a comprehensive analysis of the fair value of hedging derivatives, see Note 7 'Other current assets'.
Information on hedged risks and the hedging policy is given in the Basis of Presentation section.
Other current liabilities, amounting to €52 million (€39 million at December 31, 2008), included deferred revenue and income of €12 million and other liabilities of €40 million.
Other payables to related parties are shown in Note 44 'Transactions with related parties'.

Non-current liabilities

20 Long-term debt and current portion of long-term debt

Long-term debt, including the current portion of long-term debt, amounted to €2,146 million (€1,113 million at December 31, 2008) and was as follows:

(€ million)	31.12.2008 Current portion of long-term debt	31.12.2008 Long-term debt	31.12.2008 Total	31.12.2009 Current portion of long-term debt	31.12.2009 Long-term debt	31.12.2009 Total
Banks	4	475	479	276	200	476
Other financial institutions	3	631	634	74	1,596	1,670
Total	**7**	**1,106**	**1,113**	**350**	**1,796**	**2,146**

Long-term debt is shown below by year of maturity:

(€ million)

Type	Maturity range	2011	2012	2013	2014	After	Total
Banks	2011	200	-	-	-	-	200
Other financial institutions	2011-2024	122	196	371	379	528	1,596
Total		**322**	**196**	**371**	**379**	**528**	**1,796**

Long-term debt amounted to €1,796 million, up €690 million versus December 31, 2008 (€1,106 million). The current portion of long-term debt increased by €343 million due to scheduled repayments to UniCredit/BBVA and Interbanca.
Saipem SpA entered into borrowing facilities for €75 million with a number of financial institutions, which require certain performance indicators based on the Saipem Group Consolidated Financial Statements to be maintained. These conditions were complied with in 2009.
The following table analyses long-term debt, including the current portion of long-term debt, by issuing institution, currency, maturity and average interest rate:

(€ million)

Issuing institution	Currency	Maturity	31.12.2008 Amount	31.12.2008 Interest rate % from	31.12.2008 Interest rate % to	31.12.2009 Amount	31.12.2009 Interest rate % from	31.12.2009 Interest rate % to
Eni SpA	Euro	2012-2017	407	4.950	-	658	1.450	4.950
Eni Coordination Center SA	Euro	2010-2014	-	-	-	580	0.964	5.970
Eni Coordination Center SA	US Dollar	2010-2016	210	3.451	5.231	424	2.181	5.100
Third parties	Euro	2010-2011	479	4.507	4.882	476	0.575	1.050
Third parties	US Dollar		8	-	-	-	-	-
Third parties	British Pound Sterling	2010-2014	9	5.060	-	8	1.265	1.265
Total			**1,113**			**2,146**		

There was no debt secured by mortgages or liens on fixed assets of consolidated companies or by pledges on securities.

The fair value of long-term debt, including the current portion of long-term debt, amounted to €1,910 million (€948 million at December 31, 2008), of which €1,441 million relating to other financial institutions and €469 million relating to banks. It was calculated by discounting the expected future cash flows at the following rates:

(%)	2008	2009
Euro	2.52-3.66	0.70-4.23
US Dollar	1.12-2.97	0.29-3.40
British Pound Sterling	1.83-4.25	0.54-3.23

The difference between the fair value of long-term debt and its nominal value was mainly due to the debt of €400 million maturing in 2017.
The following table shows net borrowings as indicated in the section 'Financial and economic results' of the 'Operating and Financial Review':

	31.12.2008			31.12.2009		
(€ million)	Current	Non-current	Total	Current	Non-current	Total
A. Cash	1,398	-	1,398	986	-	986
B. Cash equivalents:						
- financing receivables for non-operating purposes due within 90 days	-	-	-	-	-	-
C. Available-for-sale and held-to-maturity securities	36	-	36	36	-	36
D. Liquidity (A+B+C)	**1,434**	**-**	**1,434**	**1,022**	**-**	**1,022**
E. Financing receivables	**260**	**-**	**260**	**68**	**8**	**76**
F. Short-term bank debt	69	-	69	51	-	51
G. Long-term bank debt	4	475	479	276	200	476
H. Short-term related party debt	2,393	-	2,393	1,746	-	1,746
I. Long-term related party debt	2	615	617	72	1,590	1,662
L. Other short-term debt	151	-	151	-	-	-
M. Other long-term debt	1	16	17	2	6	8
N. Total borrowings (F+G+H+I+L+M)	**2,620**	**1,106**	**3,726**	**2,147**	**1,796**	**3,943**
O. Net borrowings (N-D-E)	**926**	**1,106**	**2,032**	**1,057**	**1,788**	**2,845**

Net borrowings include IRS liabilities. However, it does not include the fair value of currency and commodity derivatives indicated in Notes 7 and 14 'Other current assets' and 'Other non-current assets' and in Notes 19 and 24 'Other current liabilities' and 'Other non-current liabilities'.
Current financing receivables for non-operating purposes of €68 million (€260 million at December 31, 2008) consisted mainly of amounts to be received by Saipem SpA from the CEPAV Due Consortium and financing receivables relating to time deposits at financial institutions.

21 Provisions for contingencies

Provisions for contingencies of €200 million (€185 million at December 31, 2008) were as follows:

(€ million)	Opening value	Increases	Deductions	Other changes	Closing value
31.12.2008					
Provisions for taxes	49	17	(10)	10	66
Provisions for contractual penalties and disputes	25	24	(10)	(1)	38
Provisions for losses on investments	1	-	-	-	1
Provisions for redundancy incentives	1	-	-	(1)	-
Other	108	16	(38)	(6)	80
Total	**184**	**57**	**(58)**	**2**	**185**
31.12.2009					
Provisions for taxes	66	17	(17)	-	66
Provisions for contractual penalties and disputes	38	2	(17)	6	29
Provisions for losses on investments	1	1	-	-	2
Other	80	63	(29)	(11)	103
Total	**185**	**83**	**(63)**	**(5)**	**200**

The **provisions for taxes**, amounting to €66 million, related entirely to disputes with foreign tax authorities that are either ongoing or potential based on recent assessments which failed to finalise all pending fiscal years.
The **provisions for contractual penalties and disputes** amounted to €29 million and consisted entirely of accruals by Saipem SpA and a number of foreign subsidiaries. This represents a best estimate of the amount that may be required to settle current disputes.
The **provisions for losses on investments** amounted to €2 million and related to losses of investments that are in excess of their carrying amounts. The provision related to investments held by Saipem International BV and Saipem sa.
Other provisions stood at €103 million and principally consisted of an estimate of expected losses on long-term contracts in the Offshore and Onshore sectors.
With respect to the foregoing liabilities, Saipem does not reasonably expect any material additional losses beyond those amounts accrued above.

22 Provisions for employee benefits

Provisions for employee benefits of the Saipem Group relate to employee termination indemnities, pension plans with benefits measured in consideration of the employee's annual compensation preceding retirement and other long-term benefits. Provisions for indemnities upon termination of employment primarily related to the provisions accrued by Italian companies for employee termination indemnities ('TFR'), determined using actuarial techniques and regulated by Article 2120 of the Italian Civil Code. The indemnity is paid upon retirement as a lump sum payment, whose amount corresponds to the total of the provisions accrued during the employees' service period based on payroll costs as revalued until retirement.
As a result of the provisions contained in the Finance Act for 2007 and related legislation – which came into effect on January 1, 2007 – employees had until June 30, 2007 to decide whether to assign amounts already accrued and future benefits to a private pension fund or to the fund managed by the National Social Security Agency, INPS. For companies with less than 50 employees it was possible to continue the scheme as in previous years.
The allocation of future TFR provisions to private pension funds or to the INPS fund meant that these amounts would be classified as costs to provide benefits under a defined contribution plan. Past amounts accrued for post-retirement indemnities under the Italian TFR regime continue to represent costs to provide benefits under a defined benefit plan and must be assessed based on actuarial assumptions.

Following this change in regime, which occurred in 2007, the existing provision for Italian employees was reassessed to take account of the curtailment due to reduced future obligations reflecting the exclusion of future salaries and relevant increases from actuarial calculations.
Pension funds concern:
- defined benefit plans of foreign companies located, primarily, in France, the United Kingdom and Norway;
- pension provisions and similar obligations for personnel employed abroad, to whom local legislation applies.

Benefits consist of a return on capital determined on the basis of length of service and compensation paid in the last year of service or average annual compensation paid in a specific period preceding retirement.
Liabilities and costs related to the supplementary medical reserve for Eni managers (FISDE) are calculated on the basis of the contributions paid by the company for retired managers. The deferred cash incentive scheme comprises estimated variable remuneration related to company performance to be paid out to senior managers who achieve their individual targets. Jubilee awards are benefits due following the attainment of a minimum period of service and, with regard to the Italian companies, they consist of remuneration in kind.
Provisions for employee benefits of €182 million (€173 million at December 31, 2008) consisted of the following:

(€ million)	31.12.2008	31.12.2009
Employee termination indemnities (TFR)	65	63
Foreign pension plans	60	66
Supplementary medical reserve for Eni managers (FISDE)	14	14
Deferred cash incentive scheme	26	31
Jubilee awards	8	8
Total	**173**	**182**

The present value of long-term employee benefits was as follows:

		Foreign pension plans				
(€ million)	TFR	Gross liability	Plan assets	Net liability	Other long-term benefits	Total
31.12.2008						
Present value of benefit obligation at beginning of year	**63**	**120**	**63**	**57**	**35**	**155**
Change in the scope of consolidation	2	-	-	-	-	2
Current cost	3	7	-	7	11	21
Finance expense	3	3	-	3	2	8
Expected return on plan assets	-	-	3	(3)	-	(3)
Contributions paid	-	-	7	(7)	-	(7)
Actuarial gains (losses)	1	(2)	(8)	6	1	8
Benefits paid	(10)	(4)	(3)	(1)	(3)	(14)
Amendments, curtailments and settlements	-	-	1	(1)	-	(1)
Exchange rate differences and other changes	1	(4)	(12)	8	1	10
Present value of benefit obligation at end of year	**63**	**120**	**51**	**69**	**47**	**179**
31.12.2009						
Present value of benefit obligation at beginning of year	**63**	**120**	**51**	**69**	**47**	**179**
Change in the scope of consolidation	-	-	-	-	-	-
Current cost	-	16	-	16	8	24
Finance expense	4	5	-	5	2	11
Expected return on plan assets	-	-	3	(3)	-	(3)
Contributions paid	-	-	2	(2)	-	(2)
Actuarial gains (losses)	2	3	1	2	3	7
Benefits paid	(7)	(10)	(1)	(9)	(6)	(22)
Amendments, curtailments and settlements	-	(14)	(14)	-	-	-
Exchange rate differences and other changes	-	4	6	(2)	1	(1)
Present value of benefit obligation at end of year	**62**	**124**	**48**	**76**	**55**	**193**

The present value of the obligation for other long-term benefits of €55 million (€47 million at December 31, 2008) related to FISDE (€16 million; €13 million at December 31, 2008), jubilee awards (€8 million; €8 million at December 31, 2008) and the deferred cash incentive scheme (€31 million).
The current cost and benefits paid related to Employee Termination Indemnities at December 31, 2008 were adjusted to reflect the effect of the conversion of the plan from a defined benefits plan to a defined contribution plan.
The reconciliation analysis of benefit obligations and plan assets was as follows:

	TFR		Foreign pension plans		Other long-term benefits	
(€ million)	31.12.2008	31.12.2009	31.12.2008	31.12.2009	31.12.2008	31.12.2009
Present value of funded benefit obligations	-	-	62	61	-	-
Present value of plan assets	-	-	(51)	48	-	-
Net present value of funded benefit obligations	-	-	11	13	-	-
Present value of unfunded benefit obligations	63	62	58	63	47	55
Unrecognised actuarial gains (losses)	2	1	(9)	(10)	1	(1)
Unrecognised past service cost	-	-	-	-	-	(1)
Net liability recognised in provision for employee benefits	65	63	60	66	48	53

Costs for long-term employee benefits recorded in the income statement were as follows:

(€ million)	TFR	Foreign pension plans	Other long-term benefits	Total
2008				
Current cost	3	7	11	21
Interest cost	3	3	2	8
Expected return on plan assets	-	3	-	3
Amortisation of actuarial gains (losses)	-	1	-	1
Expected return on reimbursement rights	-	-	-	-
Effect of curtailments and settlements	-	-	-	-
Total costs	6	14	13	33
2009				
Current cost	-	16	8	24
Interest cost	4	5	2	11
Expected return on plan assets	-	3	-	3
Amortisation of actuarial gains (losses)	-	2	1	3
Expected return on reimbursement rights	-	-	-	-
Effect of curtailments and settlements	-	-	-	-
Total costs	4	26	11	41

Costs for other long-term benefits of €11 million (€13 million at December 31, 2008) mainly related to the deferred cash incentive scheme.

The main actuarial assumptions used in the evaluation of post retirement benefit obligations at year end and the estimate of costs expected for 2010 were as follows:

(%)	TFR	Funded pension plans	Other long-term benefits
2008			
Main actuarial assumptions:			
- discount rates	5.35	4.7-13.0	4.7-5.8
- rate of compensation increase	-	2.0-12.0	-
- expected rate of return on plan assets	-	4.25-7.5	-
- rate of inflation	2.0	2.0-18.8	2.00
2009			
Main actuarial assumptions:			
- discount rates	6	3.80-13.0	3.0-6.0
- rate of compensation increase	-	4.25-9.25	-
- expected rate of return on plan assets	-	2.0-12.0	-
- rate of inflation	2.5	2.0-11.0	2.5

The expected rate of return on plan assets was determined with reference to prices quoted on regulated markets. With regards to Italian plans, demographic tables prepared by the Ragioneria Generale dello Stato (RG48) were used.
Plan assets consisted of the following:

(%)	Plan assets	Expected return
December 31, 2009		
Shares	2.55	6.5
Bonds	56.05	5.4
Real estate	7.52	6.31
Other	33.88	6.78

The actual return on plan assets was a gain of €5 million (loss of €3 million at December 31, 2008).
With reference to healthcare plans, the effects deriving from a 1% change in the actuarial assumptions of medical costs were as follows:

(€ million)	1% Increase	1% Decrease
Impact on current costs and interest costs	0.14	(0.2)
Impact on net benefit obligation	2.00	(1.7)

The amount expected to be accrued to defined benefit plans for 2009 amounted to €5.2 million.

The analysis of changes in the actuarial valuation of the net liability with respect to the previous year, resulting from differences between actuarial assumptions and actual figures recorded at year end was as follows:

(€ million)	TFR	Foreign pension plans	Supplementary medical reserve (FISDE)	Other benefits
2008				
Impact on net benefit obligation	1	3	4	-
Impact on plan assets	-	12	-	-
2009				
Impact on net benefit obligation	(2)	5	2	-
Impact on plan assets	-	(2)	-	-

Deferred tax liabilities

Deferred tax liabilities of €64 million (€25 million at December 31, 2008) are shown net of offsettable deferred tax assets.

(€ million)	31.12.2008	Additions	Deductions	Currency translation differences and other changes	31.12.2009
Deferred tax liabilities	25	76	(38)	1	64
Total	**25**	**76**	**(38)**	**1**	**64**

Currency translation differences and other changes' related to an increase in offset deferred tax assets and liabilities at individual entity level.

Deferred tax assets and liabilities consisted of the following:

(€ million)	31.12.2008	31.12.2009
Deferred tax liabilities	(142)	(194)
Deferred tax assets available for offset	117	130
	(25)	**(64)**
Deferred tax assets not available for offset	94	113
Net deferred tax assets (liabilities)	**69**	**49**

The most significant temporary differences giving rise to net deferred tax liabilities were as follows:

(€ million)	31.12.2008	Additions	Deductions	Currency translation differences and other changes	31.12.2009
Deferred tax liabilities:					
- accelerated tax depreciation	(11)	(1)	-	1	(11)
- non distributed reserves held by investments	(44)	(12)	2	-	(54)
- other	(87)	(63)	36	(15)	(129)
	(142)	**(76)**	**38**	**(14)**	**(194)**
Deferred tax assets:					
- accruals for impairment losses and provisions for contingencies	30	33	(3)	5	65
- carry-forward tax losses	102	52	(50)	2	106
- other	148	42	(38)	(14)	138
	280	**127**	**(91)**	**(7)**	**309**
less:					
- unrecognised deferred tax assets	(69)	(10)	15	(2)	(66)
	211	**117**	**(76)**	**(9)**	**243**
Net deferred tax assets (liabilities)	**69**	**41**	**(38)**	**(23)**	**49**

Unrecognised deferred tax assets of €66 million (€69 million at December 31, 2008) related to tax losses that it will probably not be possible to utilise against future income.

Tax losses

Under Italian tax law, tax losses can be carried forward for up to five subsequent years, except for losses incurred in the first three years of activity of a company, which can be carried forward without time limit. Tax losses of foreign companies can be carried forward on average for more than five years, while a considerable part can be carried forward without limit. The tax rate applied by the Italian subsidiaries to determine the portion of carry-forward tax losses to be utilised was 27.5%. The rate for foreign entities averaged out at 28.3%.

Tax losses, amounting to €378 million (€333 million at December 31, 2008), related entirely to foreign companies and can be used in the following periods:

(€ million)	Italian subsidiaries	Foreign subsidiaries
2010	-	-
2011	-	2
2012	-	-
2013	5	2
2014	-	-
After 2014	-	50
Without limit	-	319
Total	**5**	**373**

24 Other non-current liabilities

Other non-current liabilities of €28 million (€49 million at December 31, 2008) were as follows:

(€ million)	31.12.2008	31.12.2009
Fair value of hedging derivatives	49	26
Trade and other payables	-	2
Total	**49**	**28**

The fair value of hedging derivatives related to commodity contracts entered into by Saipem SpA, with maturities from 2011-2012.
Further details can be found in Note 7 'Other current assets' and Note 19 'Other current liabilities'.

Shareholders' equity

25 Minority interest

Minority interest at December 31, 2009 amounted to €61 million (€21 million at December 31, 2008).
Minority interest in profit and shareholders' equity related to the following consolidated subsidiaries:

(€ million)	31.12.2008	31.12.2009
Ersai Caspian Contractor Llc	19	60
Saipem (Nigeria) Ltd	1	-
Saipem Contracting (Nigeria) Ltd	1	1
Total	**21**	**61**

26 Saipem's shareholders' equity

Saipem's shareholders' equity at December 31, 2009, amounting to €3,434 million can be analysed as follows:

(€ million)	31.12.2008	31.12.2009
Share capital	441	441
Share premium reserve	55	55
Legal reserve	87	88
Reserve for treasury shares	17	17
Cash flow hedge reserve	(89)	77
Cumulative currency translation differences	(85)	(90)
Other reserves	7	7
Retained earnings	1,536	2,226
Net profit for the year	914	732
Treasury shares	(126)	(119)
Total	**2,757**	**3,434**

Saipem's shareholders' equity at December 31, 2009 included distributable reserves of €3,000 million (€2,411 million at December 31, 2008), some of which are subject to taxation upon distribution. A deferred tax liability has been recorded in relation to the share of reserves the Group expects to distribute (€54 million at December 31, 2009).

27 Share capital

At December 31, 2009, the share capital of Saipem SpA, fully paid-up, amounted to €441 million, corresponding to 441,410,900 shares with a nominal value of 1 euro each, of which 441,265,452 are ordinary shares and 145,448 are savings shares.
On April 28, 2009, Saipem's Shareholders' Meeting approved a dividend distribution of €0.55 per ordinary share and €0.58 per savings share, with the exclusion of treasury shares.

28 Share premium reserve

The share premium reserve at December 31, 2009, amounting to €55 million was unchanged from December 31, 2008.

29 Other reserves

At December 31, 2009, 'Other reserves' amounted to €99 million (negative €63 million at December 31, 2008) and consisted of the following items.

Legal reserve

At December 31, 2009, the legal reserve stood at €88 million. This represents the portion of profits, accrued as per Article 2430 of the Italian Civil Code, that cannot be distributed as dividends. The reserve increased by €1 million versus December 31, 2008, following the allocation of 2008 net profit.

Cash flow hedge reserve

This reserve showed a positive balance of €77 million (negative €89 million at December 31, 2008) and related to the fair value valuation of interest rate swaps, commodity hedges and the spot component of foreign currency hedging contracts at December 31, 2009.
The reserve is shown net of tax of €20 million (€7 million at December 31, 2008).

Cumulative currency translation differences

This reserve amounted a negative €90 million and related to exchange rate differences arising from the translation into euro of financial statements currencies other than the euro.

Reserve for treasury shares

This reserve amounted to €17 million and was unchanged from December 31, 2008.

Other reserves

Other reserves amounted to €7 million and were unchanged from December 31, 2008. They related to the allocation of part of 2008 net profit, pursuant to Article 2426, 8-bis of the Italian Civil Code. This caption also comprises the re-valuation reserve set up by Saipem SpA in previous years, amounting to €2 million.

30 Treasury shares

Saipem SpA holds 5,651,047 treasury shares (6,347,700 at December 31, 2008), amounting to €119 million (€126 million at December 31, 2008). These are ordinary shares of Saipem SpA with a nominal value of €1 each.
Treasury shares are for allocation to the 2002-2008 stock option schemes. Operations involving treasury shares during the year were as follows:

	Number of shares	Average cost (€)	Total cost (€ million)	Share capital (%)
Treasury shares repurchased				
2003 (from May 2)	2,125,000	6.058	13	0.48
2004	1,395,000	7.044	10	0.32
2005	3,284,589	10.700	35	0.74
2006	1,919,355	18.950	36	0.43
2007	848,700	25.950	22	0.19
2008	2,245,300	25.836	58	0.51
2009	-	-	-	-
Total	**11,817,944**	**14.745**	**174**	**2.67**
Less treasury shares allocated:				
- without consideration, as stock grants	1,616,400			
- against payment, as stock options	4,550,497			
Treasury shares held at December 31, 2009	**5,651,047**	**21.064**	**119**	**1.28**

At December 31, 2009, outstanding stock options amounted to 4,769,014 shares.

Further information on stock option schemes are provided in Note 35 'Payroll and related costs'.

Reconciliation of statutory net profit and shareholders' equity to consolidated net profit and shareholders' equity

	31.12.2008		31.12.2009	
(€ million)	Net profit	Shareholders' equity	Net profit	Shareholders' equity
As reported in Saipem SpA's financial statements	**335**	**881**	**490**	**1,188**
Difference between the equity value of individual accounts of consolidated companies with respect to the corresponding book value in the statutory accounts of the Parent Company	653	1,377	306	1,844
Consolidation adjustments, net of effects of taxation:				
- difference between purchase cost and underlying book value of net equity	-	816	(1)	819
- elimination of unrealised intercompany profits	27	(271)	28	(299)
- other adjustments	(83)	(25)	(48)	(57)
Total shareholders' equity	**932**	**2,778**	**775**	**3,495**
Minority interest	(18)	(21)	(43)	(61)
As reported in consolidated financial statements	**914**	**2,757**	**732**	**3,434**

31 Guarantees, commitments and risks

Guarantees

Guarantees of €6,706 million (€7,446 million at December 31, 2008) were as follows:

	31.12.2008			31.12.2009		
(€ million)	Unsecured	Other guarantees	Total	Unsecured	Other guarantees	Total
Associates	22	42	64	22	55	77
Consolidated companies	504	4,417	4,921	492	3,391	3,883
Own	30	2,431	2,461	20	2,726	2,746
Total	**556**	**6,890**	**7,446**	**534**	**6,172**	**6,706**

Other guarantees issued for associated and consolidated companies of €3,446 million (€4,459 million at December 31, 2008) related to: (i) guarantees given to third parties relating to bid bonds and performance bonds of €3,441 million, including VAT recoverable from tax authorities of €4 million; (ii) letters of patronage issued to commissioning entities of €5 million.

Commitments

Saipem SpA, for the benefit of its customers, is committed to fulfiling the contractual obligations entered into by subsidiary or associate companies where they fail to fulfil the contractual obligations themselves, as well as to paying for any damages incurred as a result of any failure to meet those obligations.

These commitments guarantee contracts whose overall value amounted to €21,745 million (€21,207 million at December 31, 2008), including the backlog quota at December 31, 2009 relating to Group companies.

Risk management

The main risks that Saipem is facing and actively monitoring and managing are the following:

(i) the market risk deriving from exposure to fluctuations in interest rates and exchange rates between the euro and the other currencies used by the company and the risk deriving from exposure to commodity price volatility;

(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group's operations may not be available;
(iv) the HSE risk associated with the potential occurrence of accidents, malfunctions, or failures with injury to persons and damage to the environment and impacts on operating and financial results;
(v) the country risk;
(vi) the project risk associated with the execution phase of engineering and construction contracts.

Financial risks are managed in accordance with guidelines defined by the parent company, with the objective of aligning and coordinating Group companies' policies on financial risks.
For further details on risk management, see the 'Summary of significant accounting policies' section.

Capital structure management

Saipem management uses leverage ratios to assess the soundness and efficiency of the Group's capital structure in terms of an optimal mix between net borrowings and shareholders' equity, and to carry out benchmark analyses against industry standards. Leverage is a measure of a company's level of indebtedness, calculated as the ratio between net borrowings and shareholders' equity. Management's objective is to restore a leverage ratio no higher than 0.5 following the implementation of the investment programme and the disposal of non-core assets.

Additional information on financial instruments

FINANCIAL INSTRUMENTS - CARRYING AMOUNTS AND EFFECT ON INCOME STATEMENT AND EQUITY
The carrying amounts and effect on income statement and equity of financial instruments were as follows:

(€ million)	Carrying amount	Income (expense) recognised in the income statement	Income (expense) recognised in equity
Financial instruments held for trading			
Non-hedging derivatives [a]	(23)	(17)	-
Financial instruments available for sale			
Other financial assets available for sale [a]	36	-	-
Receivables and payables and other assets (liabilities) measured at amortised cost			
Trade and other receivables [b]	3,972	(16)	-
Financing receivables [a]	68	-	-
Trade and other payables [c]	5,735	41	-
Financing payables [a]	3,943	(58)	-
Net hedging derivative assets (liabilities) [d]	**(33)**	**(68)**	**(192)**

(a) The income statement effects relate only to the income (expense) indicated in Note 38 'Finance income (expense)'.
(b) The income statement effects were recognised in 'Purchases, services and other' (impairments and losses on receivables). Net currency translation gains (losses) are included in note c.
(c) The income statement effects were recognised in 'Finance income (expense)' (currency translation gains (losses) arising from adjustments to the year-end exchange rate).
(d) The income statement effects were recognised in 'Net sales from operations' and 'Purchases, services and other' (€26 million) and in 'Finance income (expense)' (€42 million).

FAIR VALUE OF FINANCIAL INSTRUMENTS

Below, financial assets and liabilities measured at fair value in the balance sheet are classified using the 'fair value hierarchy' based on the significance of the inputs used in the measurement process. The fair value hierarchy consists of the following three levels:

a) Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
b) Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
c) Level 3: Inputs for assets or liabilities that are not based on observable market data.

Financial instruments measured at fair value at December 31, 2009 were classified as follows:

(€ million)	31.12.2009 Level 1	Level 2	Level 3	Total
Held for trading financial liabilities:				
- non-hedging derivatives	-	(23)	-	(23)
Held for trading financial assets:				
- other financial assets available for sale	36	-	-	36
Financial liabilities measured at fair value under the fair value option:				
- investments	2	-	-	2
Net hedging derivative assets (liabilities)	-	(33)	-	(33)
Total	**38**	**(56)**	**-**	**(18)**

In the normal course of its business, Saipem uses various types of financial instrument. The information regarding their fair value is as follows.

Notional amounts of derivatives

The notional amount of a derivative is an amount used as a reference to calculate the contractual payments to be exchanged. This amount may be expressed in terms of a monetary or physical quantity (e.g. barrels, tonnes, etc.). Monetary quantities in foreign currencies are converted into euros at the exchange rate prevailing at year end.

Notional amounts of derivatives do not represent the amounts actually exchanged between the parties and do not therefore constitute a measure of Saipem's credit risk exposure. This is instead represented by the positive net fair value of derivative contracts at year end.

Interest rate risk management

Saipem only enters into interest rate swaps to manage its interest rate risk.

(€ million)	Notional amount at 31.12.2008	Notional amount at 31.12.2009
Interest rate swaps	400	400

The table below shows swaps entered into, weighted average interest rates and maturities. Average interest rates are based on year end rates and may be subject to changes that could have a significant impact on future cash flows. Comparisons between the average buying and selling rates are not indicative of the fair value of derivatives. In order to determine their fair value, the underlying transactions must be taken into account.

		31.12.2008	31.12.2009
Receive fixed/pay variable-notional amount	(€ million)	400	400
Weighted average rate received	(%)	3.85	3.85
Weighted average rate paid	(%)	4.72	1.00
Weighted average maturity	(years)	2.85	1.10

Exchange rate risk management

Saipem enters into various types of forward foreign exchange contracts to manage its exchange rate risk. For contracts involving the exchange of two foreign currencies, both the amount received and the amount sold are indicated.

(€ million)	Notional amount at 31.12.2008	Notional amount at 31.12.2009
Forward foreign exchange contracts	1,521	2,386

The table below shows forward foreign exchange contracts and other instruments used to manage the exchange rate risk for the principal currencies.

	Notional amount at 31.12.2008		Notional amount at 31.12.2009	
(€ million)	Purchase	Sell	Purchase	Sell
AUD	24	62	21	59
CNY	58	-	59	-
EUR	197	139	71	11
GBP	612	55	463	50
JPY	34	21	49	17
KWD	44	-	45	103
NOK	123	14	89	16
USD	2,985	5,307	2,654	5,581
Total	**4,077**	**5,598**	**3,451**	**5,837**

Commodity price risk

Saipem only enters into commodity contracts to manage its commodity price risk exposure.
The table below shows notional amounts for forward commodity contracts entered into.

	Notional amount at 31.12.2008		Notional amount at 31.12.2009	
(€ million)	Purchase	Sell	Purchase	Sell
Forward commodity contracts	93	-	58	-

Legal proceedings

Following the acquisition and merger by incorporation of Snamprogetti, Saipem is involved in civil and administrative proceedings and legal actions connected with the ordinary course of its business. Based on the information available to date, and taking into account the provisions made for contingencies, Saipem believes that the foregoing will not have significant adverse effects on its consolidated financial statements.

A brief summary of the most important ongoing proceedings is provided hereafter. Unless otherwise stated, no provision has been made in relation to these proceedings because Saipem deems an adverse outcome to be unlikely.

CEPAV (Consorzio Eni per l'Alta Velocità) Due

The arbitration proceedings brought by the CEPAV Due consortium against 'Treno ad Alta Velocità' (High Speed Train, hereafter TAV) to recover damages for delays allegedly attributable to TAV, which began on December 28, 2000 (and which were reported on in previous financial statements), are still ongoing. The proceedings have however recognised the consortium's right to damages with a partial award issued on January 4, 2007. TAV have appealed against the partial award, pleading the previous termination of the

relevant agreement. Decree Law No. 7 of January 31, 2007 – subsequently converted into law – did in fact revoke the concession awarded by Ferrovie dello Stato to TAV SpA for the construction of the Milan-Verona line, and this revocation would have also affected the agreement that CEPAV Due signed with TAV SpA on October 15, 1991, leading to its termination. The judgment on appeal is currently ongoing. The hearing of the conclusions has been scheduled for January 28, 2011.
The first proceeding was concluded on February 23, 2010 with the delivery of the arbitration award, which condemned TAV to pay the CEPAV Due consortium an amount of €44,176,787 plus legal interest and compensation for inflation accrued, from the date of the request for arbitration until the date of payment of damages. The court also condemned TAV to pay an additional €1,115,000 plus interest and compensation for inflation accrued from October 30, 2000 until the date of payment of damages.
In February 2007, after Decree Law No. 7 of January 31, 2007 entered into force, the CEPAV Due consortium notified TAV of a second request for arbitration aimed at recovering damages for breaches of contract committed by TAV before the issue of the decree and for damages resulting from the revocation of the agreement. TAV has rejected any liability in this regard.
Subsequent to the commencement of this second arbitration proceeding, Article 12 of Decree Law No. 112 of June 25, 2008, converted into Law No. 133 of August 6, 2008, provided for the 'Annulment of the revocation of the TAV concessions' and for the continuation without interruption of the agreement signed by CEPAV Due with TAV SpA on October 15, 1991 with RFI (Rete Ferroviaria Italiana) SpA. The arbitration proceeding is continuing to determine the damages suffered by the Consortium. The Arbitration Panel scheduled a hearing for September 22, 2009 for the appointment of a court-appointed expert (Consulente Tecnico di Ufficio), but this hearing was postponed until November 23, 2009. At the November 23 hearing, the Arbitration Panel agreed to the request of both parties to suspend the decision with regard to the appointment of the court-appointed expert. The date for the next hearing has not yet been announced. Both parties have accepted the date of December 31, 2010 as the deadline for the issue of the award.

CEPAV (Consorzio Eni per l'Alta Velocità) Uno - TAV SpA

As mentioned in previous financial statements, the CEPAV Uno consortium (Eni consortium for the High-Speed Railway Line), consisting of Saipem SpA having a 50.36% stake; Consorzio Cooperative Costruzioni - CCC, a 21.34% stake; and Grandi Lavori - Fincosit and Impresa Pizzarotti & C. a 14.15% stake each, signed a contract with TAV SpA on October 15, 1991 and, subsequently, a supplemental contract on August 3, 2000 and an Addendum on June 27, 2003, for the construction of the Milan-Bologna high-speed railway line. These contracts were also signed by Eni SpA, acting as guarantor, to ensure the Consortium's timely and complete fulfilment of all the obligations included in the contract, the subsequent supplemental contract and addendum as well as any ensuing addenda/modifications. The Consortium has asked for an extension to the completion dates for the works and additional fees (€1,770,000,000, as at December 31, 2007).
An attempt to reach an amicable settlement ended unsuccessfully on March 14, 2006. For this reason, on April 27, 2006, notification of arbitration was sent to TAV. The evidence acquisition phase is currently underway.
The deadline for the arbitration panel to file the arbitration award was originally set for June 29, 2010 and was subsequently extended, for the purpose of acquiring further evidence, to June 12, 2011 and then December 27, 2011.

TSKJ Consortium Investigations by the U.S. Securities and Exchange Commission

Snamprogetti Netherlands BV has a 25% participation in the TSKJ Consortium companies. The remaining participations are held in equal shares of 25% by Halliburton/KBR, Technip, and JGC. Beginning in 1994, the TSKJ Consortium has been involved in the construction of natural gas liquefaction facilities at Bonny Island in Nigeria.
Snamprogetti SpA, the holding company of Snamprogetti Netherlands BV, was sold by Eni to Saipem SpA in February 2006. Snamprogetti was subsequently merged into Saipem as of October 1, 2008.
The U.S. Securities and Exchange Commission (SEC), the U.S. Department of Justice (DoJ), and other authorities, including the Milan Public Prosecutor's office, are investigating alleged improper payments made by the TSKJ Consortium to certain Nigerian public officials.
The proceedings in the US: since June 2004, Saipem/Snamprogetti and Eni have been voluntarily providing information in response to requests by the SEC and the DoJ in connection with the investigations. In February 2009, KBR and its former parent company, Halliburton, announced that they had reached a settlement with the SEC and the DoJ with respect to the TSKJ matter, as well as other unspecified matters. KBR/Halliburton pleaded guilty to Foreign Corrupt Practices Act (FCPA) charges stemming from their involvement in the TSKJ matter and agreed to pay a criminal fine of $402 million to the DoJ and a civil penalty of $177 million to the SEC. In view of the agreements entered into by KBR/Halliburton with the DoJ and the SEC, the TSKJ matter could result in legal liability on the part of individuals as well as the other members of the TSKJ Consortium found in violation of the FCPA, and those entities could be subject to substantial fines and the imposition of ongoing measures by the US government to prevent future violations, including potentially a monitor of internal controls, and debarment from government contracts.

In a press release of February 12, 2010, the French company Technip – following an intensification of its discussions with US authorities in previous weeks – announced the recognition of a provision for an amount of €245 million reflecting the estimated cost of resolution with such authorities. The decision was made based on the status of ongoing discussions with the DoJ and the SEC, which allowed Technip to estimate the cost of a global resolution of all potential claims against the company arising from the investigation.

With regard to Snamprogetti and Eni, contacts with the US authorities have also intensified recently. Based on the status of ongoing discussions, the Company estimated the cost of a global resolution of all potential claims arising from the investigation with the US authorities at a figure similar to the estimate made by Technip.

The proceedings in Italy: beginning in 2004, the TSKJ matter has prompted investigations by the Milan Public Prosecutor's office against unknown persons. Starting in March 10, 2009, the company received requests to produce documents from the Milan Public Prosecutor's office. On July 17, 2009, the date on which a search and attachment warrant was served on Saipem/Snamprogetti, the Milan Public Prosecutor's office indicated to the company that it is investigating one or more people; previously, as far as the company knew, nobody was under formal investigation.

On July 31, 2009, a decree issued by the Judge for Preliminary Investigation at the Court of Milan was served on Saipem SpA (as legal entity incorporating Snamprogetti SpA). The decree set for September 22, 2009 a hearing in camera in relation to proceedings pursuant to Legislative Decree No. 231 of June 8, 2001, under which the Milan Public prosecutor is investigating Saipem SpA and Eni SpA for liability of legal entities arising from offences involving international corruption alleged against to two former managers of Snamprogetti SpA.

The Milan Public Prosecutor requested that Saipem SpA and Eni SpA be debarred from activities involving – directly or indirectly – any agreement with the Nigerian National Petroleum Corporation and its subsidiaries. The above mentioned hearing allowed Eni and Saipem to conduct their own defence before any decision was made with regard to the requested disqualification.

The Milan Public Prosecutor's request for precautionary measures related to TSKJ Consortium practices between 1995 and 2004. In this regard, the Public Prosecutor claimed the inadequacy and violation of the organisational, management and control Model adopted to prevent the commission of the alleged offences by persons subject to direction and supervision.

At the time of the events under investigation, the company had in place a code of practice and internal procedures based on current best practices. Subsequently, the code and internal procedures have been improved with a view to achieving the continuous improvement of internal controls. Furthermore, on July 14, 2008, Saipem approved a new Code of Ethics and a new Model 231, which reaffirmed that the belief that one is acting in favour or to the advantage of Saipem can never, in any way, justify – not even in part – any behaviours that conflict with the principles and contents of the Code, while an analysis of existing internal anti-corruption procedures was also carried out, with a view to implementing any modifications that proved necessary.

The proceedings in camera scheduled for September 22, 2009 were postponed to the hearing of October 21, 2009, following which on November 17, 2009, the judge for the preliminary investigation rejected the request for precautionary measures of disqualification filed by the Milan Public Prosecutor.

The Milan Public Prosecutor appealed against the decision of the Judge for Preliminary Investigation and the resulting hearing of the Court of Appeal, which exercised the function of judicial review court, was held on January 19, 2010. On February 9, 2010, the review court handed down its ruling, which dismissed as unfounded the appeal of the Public Prosecutor and upheld the decision of the Judge for Preliminary Investigation.

On February 19, 2010 the Public Prosecutor of Milan filed an appeal with the Third Instance Court, asking for the decision of the Review Court Judge to be annulled.

Meanwhile, on February 11, 2010, the Milan Public Prosecutor requested, pursuant to Article 248 of the Penal Code, documentation and information related to companies in which Eni SpA and Saipem SpA (former Snamprogetti SpA) have participating interests involved in the Bonny Island project.

An adverse conclusion of the investigations cannot be excluded. However, in connection with the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for potential losses resulting from the investigations into the TSKJ matter.

EniPower - Enquiries by the Judiciary

As mentioned in previous financial statements, as part of the inquiries commenced by the Milan Public Prosecutor (criminal proceedings 2460/03 R.G.N.R. pending at the Milan Public prosecutor's office) into contracts awarded by EniPower to various companies, Snamprogetti SpA (as engineering and procurement services contractor), together with other parties, were served a notice informing them that they were under investigation, pursuant to Article 25 of Legislative Decree 231/2001. Preliminary investigations ended in August 2007, with a favourable outcome for Snamprogetti, which was not included among the parties still under investigation for whom committals for trial have been requested.

Snamprogetti subsequently brought proceedings against the physical and legal persons implicated in transactions relating to the Company and reached settlements with a number of parties that requested the application of settlement procedures. Following the conclusion of the preliminary hearing, criminal proceedings continued against former employees of the above companies as well as against employees and managers of a number of their suppliers, pursuant to Legislative Decree No. 231/2001. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs in the preliminary hearing. In the preliminary hearing related to the main proceeding of April 27, 2009, the judge for the preliminary hearing requested that all parties that did not request the application of settlement procedures stand trial, excluding Romeo Franco Musazzi and ABB Instrumentation SpA as a result of the statute of limitations.
In the hearing of March 2, 2010 the Court confirmed the admission as plaintiffs of Eni SpA, EniPower SpA and Saipem SpA against the defendants under the provisions of Legislative Decree No. 231/2001. The trial has been postponed to the hearing of April 13, 2010 in order to sue the defendants of further companies involved.

Revenues

The following is a summary of the main components of revenues. Additional information about changes in revenues is provided under the 'Financial and economic results' section of the 'Operating and Financial Review'.

Net sales from operations

Net sales from operations were as follows:

(€ million)	2008	2009
Net sales from operations	9,656	10,581
Change in contract work in progress	438	(289)
Total	**10,094**	**10,292**

Net sales by geographical area were as follows:

(€ million)	2008	2009
Italy	1,135	1,139
Rest of Europe	878	860
CIS	1,092	1,186
Rest of Asia	2,747	2,226
North Africa	1,475	1,791
West Africa	1,950	2,315
Americas	590	598
Australia, Oceania and rest of the world	227	177
Total	**10,094**	**10,292**

Information required by IAS 11, paragraphs 39, 40 and 42 is provided by business sector in Note 43.
Revenues from Eni Group companies amounted to €1,735 million.

Other income and revenues

Other income and revenues were as follows:

(€ million)	2008	2009
Contract penalties and other trade revenues	26	-
Gains on disposal of assets	7	5
Compensation for damages	1	8
Other	10	14
Total	**44**	**27**

Operating expenses

The following is a summary of the main components of operating expenses. For more information about changes in operating expenses, see the 'Financial and economic results' section of the 'Operating and Financial Review'.

34 Purchases, services and other

Purchases, services and other miscellaneous operating expenses included the following:

(€ million)	2008	2009
Production costs - raw, ancillary and consumable materials and goods	2,551	2,445
Production costs - services	4,216	4,045
Operating leases and other	619	682
Net provisions for contingencies	(8)	19
Other expenses	78	117
less:		
- capitalised direct costs associated with self-constructed assets	(97)	(50)
- changes in inventories of raw, ancillary and consumable materials and goods	(68)	(25)
Total	**7,291**	**7,233**

Production costs for services included agency fees of €79 million (€155 million at December 31, 2008).
Costs incurred in connection with research and development activities recognised in profit and loss as they do not meet the requirements to be capitalised amounted to €17 million (€17 million at December 31, 2008).
'Operating leases and other' included operating lease payments of €633 million (€350 million in 2008).
Future minimum lease payments expected to be paid under non-cancellable operating leases amounted to €276 million (€257 million in 2008), of which €116 million was due within one year, €156 million between 2-5 years and €4 million due after 5 years.
Net provisions for contingencies are detailed in Note 21 'Provisions for contingencies'.
Other expenses of €117 million included indirect taxes of €38 million, mainly related to foreign direct and indirect subsidiaries of Saipem SpA.
Purchase services and other expenses towards Eni Group companies amounted to €85 million.

35 Payroll and related costs

Payroll and related costs were as follows:

(€ million)	2008	2009
Wages and salaries	1,135	1,228
Social security contributions	198	197
Contributions to defined benefit plans	27	37
Employee termination indemnities	6	4
Accrual to provision for employee termination indemnities recognised as a contra-entry to pension plans or INPS fund	17	19
Other costs	41	17
less:		
- capitalised direct costs associated with self-constructed assets	(14)	(19)
Total	**1,410**	**1,483**

Net accruals to provisions for employee benefits are shown under Note 22 'Provisions for employee benefits'.

Stock-based compensation

STOCK OPTIONS

With the aim of improving motivation and loyalty of the managers of Saipem SpA and its subsidiaries pursuant to Article 2359 of the Italian Civil Code that are directly responsible for Group results and/or holding strategic positions, Saipem approved stock compensation plans that provide the assignment for no consideration of purchase rights of Saipem treasury shares (options).

2002-2004 and 2005 plans

Stock option plans provide the right for the assignee to purchase treasury shares with a 1 to 1 ratio after the end of the third year from the date of the grant (vesting period) for assignees resident in Italy and after the end of the fourth year for assignees resident in France, with a strike price calculated as the arithmetic average of official prices recorded on the Italian stock market in the month preceding assignment or, from 2003 onwards, the average cost of treasury shares on the day preceding the assignment, if greater.

2006-2008 plan

The exercise of stock allocated as part of the 2006-2008 stock option plan is subject to the achievement of a performance condition. At the end of each three-year vesting period, the Board of Directors sets the percentage of exercisable options (between 0 and 100), in relation to the Total Shareholder Return (TSR) of the Saipem share against its six largest international competitors in terms of market capitalisation. Options can be exercised after three years from the date of allocation and for a maximum period of three years. The strike price is calculated as the arithmetic average of official prices recorded on the Italian stock market in the month preceding assignment.

The arithmetic average of such prices, weighted by the number of shares assigned, amounts to €25.872 per share for 2008.

The following table shows changes in the stock option plans:

	2008			2009		
(€ thousand)	Number of shares	Average strike price	Market price [a]	Number of shares	Average strike price	Market price [a]
Options as of January 1, 2009	**5,497,696**	**16.293**	**150,802**	**6,144,650**	**19.170**	**72,630**
New options granted	1,339,000	25.872	33,261	-	-	-
(Options exercised during the year)	(686,396)	9.020	15,732	(686,753)	9.794	11,826
(Options cancelled during the year) [b]	(5,650)	-	-	(688,883)	-	11,668
Options outstanding as of December 31, 2009	**6,144,650**	**19.170**	**72,630**	**4,769,014**	**21.045**	**114,933**
Of which exercisable at December 31, 2009	**1,160,150**	**8.293**	**13,713**	**1,721,739**	**14.393**	**41,494**

(a) The market price relating to new options granted, options exercised in the year and options cancelled in the year corresponds to the average market value. The market price of shares underlying options outstanding at the beginning and end of the year is the price recorded at January 1 and December 31.
(b) Options cancelled relate to the termination of employment.

The following table shows stock options outstanding as of December 31, 2009 and the number of assignees:

Year	No. of managers	Strike price (*)	No. of shares
2002	213	6.187	2,105,544
2003	58	6.821	1,283,500
2004	58	7.594	1,166,000
2005	56	11.881	980,500
2006	91	17.519	1,965,000
2007	91	26.521	1,332,500
2008	93	25.872	1,339,000
2009	-	-	-
			10,172,044
December 31, 2009			
Options exercised			
2002			(1,835,097)
2003			(1,178,500)
2004			(963,000)
2005			(441,000)
2006			(132,900)
2007			-
2008			-
2009			-
			(4,550,497)
Options cancelled			
2002			(239,533)
2003			(63,000)
2004			(20,500)
2005			(33,000)
2006			(395,775)
2007			(87,225)
2008			(13,500)
2009			-
			(852,553)
Options outstanding			
2002			30,914
2003			42,000
2004			182,500
2005			506,500
2006			1,436,325
2007			1,245,275
2008			1,325,500
2009			-
			4,769,014

(*) Official average of prices recorded on the Italian stock market in the month preceding assignment.

At December 31, 2009, No. 4,769,014 options had been assigned for the purchase of No. 4,769,014 ordinary shares of Saipem SpA with a nominal value of €1. The options related to the following plans:

	Number of shares	Strike price (€)	Average remaining life (years)	Fair value (€) for assignees resident in Italy	Fair value (€) for assignees resident in France
2002 plan	30,914	6.187	1	Not available	Not available
2003 plan	42,000	6.821	2	1.1928	1.1806
2004 plan	182,500	7.594	3	2.0935	2.0085
2005 plan	506,500	11.881	4	3.1029	2.9795
2006 plan	1,436,325	17.519	4	5.7208	6.1427
2007 plan	1,245,275	26.521	5	8.8966	9.5320
2008 plan	1,325,500	25.872	6	8.2186	8.7734
2009 plan	-	-			
Total	**4,769,014**				

The fair value of stock options granted in 2002 is not available, as it was not calculated at the time of assignment. The fair value valuation of options granted in 2003, 2004 and 2005 considers the stock options as European until September 30, 2006, August 23, 2007 and July 27, 2008, respectively, for assignees resident in Italy and until September 30, 2007, August 23, 2008 and July 27, 2009 for those resident in France; subsequently they are considered American. The fair value was therefore calculated using a combination of the Black, Scholes and Merton method for European options and the Roll, Geske and Whaley method for American options. The fair value of 2006 and 2007 stock option rights was calculated based on the trinomial trees method, which considers the stock as American-type call options with dividend entitlement.
The following assumptions were made for the 2008 plan:
- for assignees resident in Italy:

	2008
Risk-free interest rate (%)	4.926
Expected life (years)	6
Expected volatility (%)	34.700
Expected dividends (%)	2.090

- for assignees resident in France:

	2008
Risk-free interest rate (%)	4.918
Expected life (years)	7
Expected volatility (%)	34.700
Expected dividends (%)	2.090

The cost of stock grant and stock option plans in 2009 amounted to €7 million (€8 million in 2008).

Compensation of key management personnel

Compensation due to senior managers responsible for Group results or holding positions of strategic interest (i.e. key management personnel) amounted to €18 million (€26 million in 2008) and was as follows:

(€ million)	**2008**	**2009**
Wages and salaries	6	7
Employee termination indemnities	6	7
Stock options	14	4
Total	**26**	**18**

Compensation of Directors and Statutory Auditors
Compensation of Directors amounted to €3,600 thousand (€3,575 thousand in 2008). Compensation of Statutory Auditors amounted to €140 thousand (€155 thousand in 2008). Compensation included emoluments and all other retributive and social security compensations due for the function of director or statutory auditor of Saipem SpA or companies within the scope of consolidation that represented a cost to Saipem.

Average number of employees
The average number of employees, by category, for all consolidated companies was as follows:

(number)	**31.12.2008**	**31.12.2009**
Senior managers	436	436
Junior managers	3,801	4,034
White collars	14,610	15,726
Blue collars	15,389	15,765
Seamen	257	263
Total	**34,493**	**36,224**

The average number of employees was calculated as the arithmetic mean of the number of employees at the beginning and end of the year. The average number of senior managers included managers employed and operating in foreign countries, whose position is comparable to senior manager status.

36 Depreciation, amortisation and impairment
Depreciation, amortisation and impairment are detailed below:

(€ million)	**2008**	**2009**
Depreciation and amortisation:		
- tangible assets	347	427
- intangible assets	6	11
	353	**438**
Impairment:		
- intangible assets	-	2
Total	**353**	**440**

37 Other operating income and expenses
'Other operating income and expenses' related to the recognition in the income statement of the effects related to the valuation at fair value of those derivatives on commodities which cannot be qualified as hedging instruments under IFRS.
At December 31, 2009, they amounted to -€7 million (-€1 million at December 31, 2008).

38 Finance income (expense)
Finance income (expense) was as follows:

(€ million)	**2008**	**2009**
Finance income (expense)		
Finance income	1,405	1,101
Finance expense	(1,568)	(1,116)
	(163)	**(15)**
Derivatives	68	(85)
	(95)	**(100)**

Net finance income and expense was as follows:

(€ million)	2008	2009
Exchange gains (losses)	**(56)**	**41**
Exchange gains	1,272	1,072
Exchange losses	(1,328)	(1,031)
Finance income (expense) related to net borrowings	**(121)**	**(58)**
Interest and other income from Group financial companies	67	13
Interest from banks and other financial institutions	20	14
Interest and other expense due to Group financial companies	(178)	(56)
Interest and other expense due to banks and other financial institutions	(30)	(29)
Other finance income (expense)	**14**	**2**
Other finance income	46	2
Other finance expense	(32)	-
Total	**(163)**	**(15)**

Gains (losses) on derivatives consisted of the following:

(€ million)	2008	2009
Exchange rate derivative	68	(82)
Interest rate derivatives	-	(3)
	68	**(85)**

The net gain on derivatives of €85 million (net gain of €68 million in 2008) was primarily due to the recognition in the income statement of the change in fair value of derivatives that do not qualify as hedging instruments under IFRS and changes in the value of the forward component of derivatives that qualify for hedge accounting.

39 Income (expense) from investments

The share of profit (loss) of investments accounted for using the equity method and other gains (losses) from investments consisted of the following:

(€ million)	2008	2009
Share of profit of investments accounted for using the equity method	22	7
Other income (expense) from investments	3	(2)
Gain on disposals	199	-
Dividends	5	2
Total	**229**	**7**

The share of profit and loss of investments accounted for using the equity method is analysed under Note 10 'Investments accounted for using the equity method'.
The difference with respect to the prior year was mainly related to the gain of €195 million on the sale in 2008 of the investment in Gaztransport et Technigaz sas.

40 Income taxes

Income taxes consisted of the following:

(€ million)	2008	2009
Current taxes:		
- Italian subsidiaries	158	138
- foreign subsidiaries	138	153
Net deferred taxes:		
- Italian subsidiaries	(6)	47
- foreign subsidiaries	(5)	(50)
Total	**285**	**288**

Current taxes amounted to €291 million and related to Ires (€99 million), Irap (€30 million) and other taxes (€162 million).
The effective tax rate was 27.1% (28.1% in 2008), compared with a statutory tax rate of 19.0% (21.4% in 2008), calculated by applying a 27.5% tax rate (Ires) to profit before income taxes and a 3.9% tax rate (Irap) to the net value of production as provided for by Italian laws.
The difference between the statutory and effective tax rate was due to the following factors:

(%)	2008	2009
Statutory tax rate	**21.4**	**19.0**
Items increasing (decreasing) statutory tax rate:		
- net value of production abroad (Irap)	(0.2)	(0.9)
- lower foreign subsidiaries tax rate and other factors	6.9	9.0
Total changes	**6.7**	**9.9**
Effective tax rate	**28.1**	**27.1**

41 Minority interest

Minority interest's share of profit amounted to €43 million and related mainly to Ersai Caspian Contractor Llc.

42 Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the year attributable to Saipem's shareholders by the weighted average of ordinary shares issued and outstanding during the year, excluding treasury shares.
The average number of ordinary shares outstanding used for the calculation of the basic earnings per share outstanding for 2009 and 2008 was 435,388,476 and 435,726,295, respectively.
Diluted earnings per share are calculated by dividing net profit for the year attributable to Saipem's shareholders by the weighted average of fully-diluted shares issued and outstanding during the year, with the exception of treasury shares and including the number of shares that could potentially be issued. At December 31, 2009, shares that could potentially be issued only regarded shares granted under stock option plans. The average number of shares outstanding used for the calculation of diluted earnings for 2008 and 2009 was 442,004,132 and 440,302,786, respectively. Reconciliation of the average number of shares used for the calculation of basic and diluted earnings per share is as follows:

		31.12.2008	31.12.2009
Average number of shares used for the calculation of the basic earnings per share		**435,726,295**	**435,388,476**
Number of potential shares following stock option plans		6,129,650	4,769,014
Number of savings shares convertible into ordinary shares		148,187	145,296
Average number of shares used for the calculation of the diluted earnings per share		**442,004,132**	**440,302,786**
Saipem's net profit	(€ million)	914	732
Basic earnings per share	(€ per share)	2.10	1.68
Diluted earnings per share	(€ per share)	2.07	1.66

43 Information by industry segment and geographical area

Information by industry segment

(€ million)	Offshore	Onshore	Offshore Drilling	Onshore Drilling	Unallocated	Total
December 31, 2008						
Net sales from operations	5,528	6,198	736	514	-	12,976
less: intersegment sales	1,665	874	264	79	-	2,882
Net sales to customers	3,863	5,324	472	435	-	10,094
Operating profit	534	303	172	74	-	1,083
Depreciation, amortisation and impairment	175	49	66	63	-	353
Net income from investments	20	209	-	-	-	229
Capital expenditure	763	60	796	425	-	2,044
Property, plant and equipment	2,197	178	2,147	649	-	5,171
Investments	31	13	-	-	-	44
Current assets	2,254	3,291	319	208	1,772	7,844
Current liabilities	2,565	3,731	327	223	2,831	9,677
Provisions for contingencies	32	77	6	1	69	185
December 31, 2009						
Net sales from operations	5,824	5,815	804	688	-	13,131
less: intersegment sales	1,483	984	238	134	-	2,839
Net sales to customers	4,341	4,831	566	554	-	10,292
Operating profit	615	290	192	59	-	1,156
Depreciation, amortisation and impairment	195	48	95	102	-	440
Net income from investments	-	7	-	-	-	7
Capital expenditure	697	28	690	200	-	1,615
Property, plant and equipment	2,672	144	2,748	731	-	6,295
Investments	35	85	-	-	-	120
Current assets	2,007	2,823	243	294	1,420	6,787
Current liabilities	2,287	3,134	259	282	2,386	8,348
Provisions for contingencies	43	82	2	1	72	200

Intersegment sales were conducted on an arm's length basis.
The following table contains information required by IAS 11 paragraphs 39, 40, 42 and 45.

(€ million)	Offshore	Onshore	Offshore Drilling	Onshore Drilling	Total
Net sales from operations	4,341	4,831	566	554	10,292
Change in contract work in progress	167	115	-	(2)	280
Change in deferred income	(149)	(159)	5	-	(303)
Progress billings	**4,359**	**4,787**	**571**	**552**	**10,269**
Operating expense	(3,699)	(4,551)	(374)	(495)	(9,119)
Change in provision for future losses	(27)	10	-	-	(17)
Costs incurred	**(3,726)**	**(4,541)**	**(374)**	**(495)**	**(9,136)**
Advances	174	1,115	1	3	1,293
Contract work in progress (a)	(198)	(547)	-	(3)	(748)
Deferred income (b)	663	864	6	-	1,533
Provision for future losses (c)	41	60	1	1	103
Total (a+b+c)	**506**	**377**	**7**	**(2)**	**888**

Information by geographical area

Since Saipem's business involves the deployment of a fleet on a number of different projects over a single year, it is difficult to allocate assets to a specific geographic area. As a result, certain assets have been deemed not directly attributable.
The unallocated part of tangible and intangible assets and capital expenditure related to vessels and their related equipment and goodwill.
The unallocated part of current assets pertained to inventories related to vessels.
A breakdown of revenues by geographical area is provided in Note 32.

(€ million)	Italy	Rest of Europe	CIS	Rest of Asia	North Africa	West Africa	Americas	Unallocated	Total
2008									
Capital expenditure	68	9	107	108	8	49	233	1,462	2,044
Tangible and intangible assets	80	12	276	172	20	132	989	4,245	5,926
Identifiable assets (current)	881	1,595	791	1,031	1,264	1,474	304	504	7,844
2009									
Capital expenditure	106	11	95	82	4	61	45	1,211	1,615
Tangible and intangible assets	143	12	256	255	17	465	663	5,240	7,051
Identifiable assets (current)	759	1,029	434	1,200	1,216	1,121	436	592	6,787

Current assets were allocated by geographical area using the following criteria: (i) cash and cash equivalents and financing receivables were allocated on the basis of the country in which individual company bank accounts were held; (ii) inventory was allocated on the basis of the country in which onshore storage facilities were situated (i.e. excluding inventory in storage facilities situated on vessels); (iii) trade receivables and other assets were allocated to the geographical area to which the related project belonged.
Non current assets were allocated on the basis of the country in which the asset operates, except for offshore drilling and construction vessels, which were included under 'Unallocated'.

Transactions with related parties

Saipem SpA is a subsidiary of Eni SpA. Transactions with related parties entertained by Saipem SpA and/or companies within the scope of consolidation concern mainly the supply of services, the exchange of goods, and the provision and utilisation of financial resources with other Eni SpA subsidiaries or associated companies. These transactions are an integral part of the ordinary day-to-day business and are carried out on an arm's length basis, i.e. at conditions which would be applied between independent parties. All transactions were carried out for the mutual benefit of the companies involved.
The tables below shows the value of transactions of a trade, financial or other nature entered into with related parties. The analysis by company is based on the principle of relevance in relation to the total amount of transactions. Transactions not itemised because they are immaterial are aggregated under the following captions:
- Eni subsidiaries;
- Eni associates;
- other related parties.

Trade and other transactions

Trade transactions as of and for the year ended December 31, 2008 consisted of the following:

(€ million)

	31.12.2008			Year 2008			
				Costs		Revenues	
Company	Receivables	Payables	Guarantees	Goods	Services	Goods and services	Other
Unconsolidated associates							
CEPAV (Consorzio Eni per l'Alta Velocità) Due	53	1	64	-	1	1	-
TSKJ - Serviçõs de Engenharia Lda	-	-	-	-	-	1	-
Kwanda Suporto Logistico Lda	49	-	-	-	-	-	-
Total	**102**	**1**	**64**	**-**	**1**	**2**	**-**
Unconsolidated subsidiaries							
Snamprogetti Africa (Nigeria) Ltd	2	-	-	-	-	-	-
Total	**2**	**-**	**-**	**-**	**-**	**-**	**-**
Eni subsidiaries							
Eni SpA	27	11	5,294	6	6	1	-
Eni SpA Exploration & Production Division	178	1	-	1	1	280	-
Eni SpA Gas & Power Division	3	-	-	-	-	11	-
Eni SpA Refining & Marketing Division	117	8	-	3	5	81	-
Agip Energy & Natural Resources (Nigeria) Ltd	9	-	-	-	-	24	2
Agip Karachaganak BV	1	-	-	-	-	4	-
Agip Kazakhstan North Caspian Operating Co NV	118	6	-	-	-	313	-
Dunastyr Polisztirolgyàrtó	6	-	-	-	-	11	-
Eni Algeria Production BV	2	-	-	-	-	5	-
Eni Australia BV	45	3	-	-	-	144	-
Eni Congo SA	31	-	-	-	-	125	-
Eni Coordination Center SA	160	-	-	-	-	-	-
Eni Corporate University SpA	-	3	-	-	5	-	-
Eni Hewett Ltd	-	-	-	-	-	3	-
Eni Iran BV	4	-	-	-	-	5	-
Eni Mediterranea Idrocarburi SpA	29	-	-	-	1	42	-
Eni North Africa BV	7	-	-	-	-	24	-
EniPower Mantova SpA	-	-	-	-	-	4	-
EniPower SpA	1	-	-	-	-	5	-
EniServizi SpA	3	23	-	3	40	2	-
Eni Tunisia BV	22	-	-	-	-	48	-
GreenStream BV	2	-	-	-	-	6	-
Ieoc Production BV	-	-	-	-	-	2	-
Naoc - Nigerian Agip Oil Co Ltd	64	20	-	-	-	37	-
Polimeri Europa SpA	37	3	-	-	-	36	-
Praoil SpA	1	-	-	-	-	-	-
Raffineria di Gela SpA	17	-	-	-	-	24	-
Serfactoring SpA	-	44	-	-	-	-	-
Servizi Aerei SpA	-	-	-	-	1	-	-
Snam Rete Gas SpA	46	-	-	-	-	57	-
Società EniPower Ferrara Srl	3	-	-	-	-	3	-
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	14	-	-	-	-	144	-
Sofid SpA	1	2	-	-	5	-	-
Stoccaggi Gas Italia SpA	12	-	-	-	-	30	-
Syndial SpA	70	-	-	-	-	71	-
Total Eni subsidiaries	**1,030**	**124**	**5,294**	**13**	**64**	**1,542**	**2**
Eni associates	15	4	-	-	3	15	2
Total Eni companies	**1,045**	**128**	**5,294**	**13**	**67**	**1,557**	**2**
Total transactions with related parties	**1,149**	**129**	**5,358**	**13**	**68**	**1,559**	**2**
Overall total	**4,255**	**6,370**	**7,446**	**2,551**	**4,835**	**10,094**	**44**
Incidence (%)	**27.01**	**2.03**	**71.96**	**0.51**	**1.41**	**15.44**	**4.55**

Trade transactions as of and for the year ended December 31, 2009 consisted of the following:

(€ million)

	31.12.2009			Year 2009			
				Costs		Revenues	
Company	Receivables	Payables	Guarantees	Goods	Services	Goods and services	Other
Unconsolidated associates							
CEPAV (Consorzio Eni per l'Alta Velocità) Due	54	1	77	-	1	2	-
Kwanda Suporto Logistico Lda	72	-	-	-	-	20	-
Saipem Taqa Al Rushaid Fabricators Co Ltd	1	-	-	-	-	4	-
Total associates	**127**	**1**	**77**	**-**	**1**	**26**	**-**
Eni subsidiaries							
Eni SpA	6	8	4,854	5	4	2	-
Eni SpA Exploration & Production Division	192	1	-	1	1	372	-
Eni SpA Gas & Power Division	3	-	-	-	1	2	-
Eni SpA Refining & Marketing Division	65	4	-	3	6	73	-
Agip Energy & Natural Resources (Nigeria) Ltd	6	-	-	-	-	27	-
Agip Karachaganak BV	2	-	-	-	-	5	-
Agip Kazakhstan North Caspian Operating Co NV	169	7	-	-	-	440	-
Agip Oil Ecuador BV	1	-	-	-	-	1	-
Banque Eni SA	-	-	-	-	1	-	-
Burren Energy Services Ltd	-	-	-	-	-	1	-
Ecofuel SpA	1	1	-	-	1	1	-
Eni Adfin SpA	2	-	-	-	5	-	-
Eni Algeria Production BV	1	-	-	-	-	2	-
Eni Angola SpA	19	-	-	-	-	72	-
Eni Australia BV	-	13	-	-	-	107	-
Eni Congo SA	55	-	-	-	-	105	-
Eni Coordination Center SA	5	-	-	-	-	-	-
Eni Corporate University SpA	-	2	-	-	5	-	-
Eni Denmark BV	7	-	-	-	-	7	-
Eni Hewett Ltd	5	-	-	-	-	8	-
Eni Iran BV	4	-	-	-	-	1	-
Eni Mediterranea Idrocarburi SpA	19	-	-	-	-	33	-
EniPower SpA	2	-	-	-	1	3	-
EniServizi SpA	2	8	-	-	46	3	-
Eni Tunisia BV	21	-	-	-	-	71	-
First Calgary Petroleum Ltd	64	105	-	-	-	109	-
GreenStream BV	2	-	-	-	-	4	-
Ieoc Production BV	-	2	-	-	2	1	-
Naoc - Nigerian Agip Oil Co Ltd	113	48	-	-	-	64	-
Nigerian Agip Exploration Ltd	-	-	-	-	-	1	-
Polimeri Europa SpA	14	-	-	-	1	26	-
Raffineria di Gela SpA	40	-	-	-	-	37	-
Serfactoring SpA	-	54	-	-	1	-	-
Servizi Aerei SpA	-	-	-	-	1	-	-
Snam Rete Gas SpA	63	-	-	-	-	70	-
Società EniPower Ferrara Srl	7	-	-	-	-	17	-
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	6	-	-	-	-	4	-
Stoccaggi Gas Italia SpA	25	-	-	-	-	37	-
Syndial SpA	53	-	-	-	-	49	-
Total Eni subsidiaries	**974**	**253**	**4,854**	**9**	**76**	**1,755**	**-**
Eni associates	57	1	-	-	-	94	-
Total Eni companies	**1,031**	**254**	**4,854**	**9**	**76**	**1,849**	**-**
Total transactions with related parties	**1,158**	**255**	**4,931**	**9**	**77**	**1,875**	**-**
Overall total	**4,040**	**5,735**	**6,706**	**2,445**	**4,727**	**10,292**	**27**
Incidence (%)	**28.66**	**4.45**	**73.53**	**0.37**	**1.63**	**18.22**	**-**

The totals shown in the tables refer to the items 'trade receivables', 'trade payables', 'production costs - raw, ancillary and consumable materials and goods' and 'production costs - services' described in Notes 3, 16 and 34.
The Saipem Group provides services to Eni Group companies in all sectors in which it operates, both in Italy and abroad. Revenues from Eni associates amounted to €94 million, of which €56 million from InAgip Doo. Receivables due from Eni associates amounted to €57 million, of which €30 million due from InAgip Doo.
Other transactions consisted of the following:

	31.12.2008			31.12.2009		
(€ million)	Other receivables	Other payables	Contract work in progress	Other receivables	Other payables	Contract work in progress
Eni SpA	336	417	-	158	162	-
Eni Exploration & Production Division	-	-	-	-	-	141
Eni Gas & Power Division	-	-	38	-	-	1
Eni Refining & Marketing Division	-	-	17	-	-	-
Banque Eni SA	3	5	-	1	-	-
EniServizi SpA	-	-	-	-	1	-
Eni Trading & Shipping	-	47	-	-	32	-
Polimeri Europa SpA	-	-	-	-	-	-
Syndial SpA	-	-	18	-	-	-
Total transactions with related parties	**339**	**469**	**73**	**159**	**195**	**142**
Overall total	**437**	**525**	**1,089**	**290**	**255**	**748**
Incidence (%)	**77.57**	**89.33**	**6.71**	**54.83**	**76.47**	**18.98**

Financial transactions

Financial transactions as of and for the year ended December 31, 2008 consisted of the following:

(€ million)

	31.12.2008			Year 2008		
Company	Receivables	Payables [1]	Commitments	Expenses	Income	Derivatives
Eni SpA	-	1,123	9,089	(107)	57	73
Banque Eni SA	-	-	168	(1)	2	-
CEPAV (Consorzio Eni per l'Alta Velocità) Due	-	43	-	-	-	-
Eni Coordination Center SA	-	1,844	-	(70)	8	-
Eni Trading & Shipping SpA	-	-	-	-	-	(1)
Total transactions with related parties	-	**3,010**	**9,257**	**(178)**	**67**	**72**

(1) Shown on the balance sheet, inclusive of current portion, under 'Short-term debt' (€2,393 million) and 'Long-term debt' (€617 million).

Financial transactions also include transactions with Eni Trading & Shipping SpA which are included in the income statement under the item 'Other operating income (expense)'.

Financial transactions as of and for the year ended December 31, 2009 consisted of the following:

(€ million)

	31.12.2009			Year 2009		
Company	Receivables	Payables [1]	Commitments	Expenses	Income	Derivatives
Eni SpA	-	966	8,876	(55)	10	54
Banque Eni SA	-	-	69	-	-	2
CEPAV (Consorzio Eni per l'Alta Velocità) Due	-	43	-	-	-	-
Eni Coordination Center SA	-	2,399	-	-	3	-
Eni Trading & Shipping SpA	-	-	-	-	-	-
Serfactoring SpA	-	-	-	(1)	-	-
Total transactions with related parties	**-**	**3,408**	**8,945**	**(56)**	**13**	**56**

(1) Shown on the balance sheet, inclusive of current portion, under 'Short-term debt' (€1,745 million) and 'Long-term debt' (€1,663 million).

Financial transactions also include transactions with Eni Trading & Shipping SpA which are included in the income statement under the item 'Other operating income (expense)'.
As the result of a special agreement between Saipem and the Eni Corporate Finance Unit (previously Enifin SpA), Eni SpA supplies financial services to the Italian companies of the Saipem Group, consisting of loans, deposits and financial instruments for the hedging of foreign exchange and interest rate risks.
The incidence of financial transactions and positions with related parties was as follows:

	31.12.2008			31.12.2009		
(€ million)	Total	Related parties	Incidence (%)	Total	Related parties	Incidence (%)
Short-term debt	2,613	2,393	91.59	1,797	1,746	97.16
Long-term debt including current portion	1,113	617	55.44	2,146	1,662	77.45

	Year 2008			Year 2009		
(€ million)	Total	Related parties	Incidence (%)	Total	Related parties	Incidence (%)
Finance income	1,405	67	4.77	1,101	13	1.18
Finance expense	(1,568)	(178)	11.35	(1,116)	(56)	5.02
Derivatives	68	73	107.35	(85)	56	(65.88)
Other operating income and expenses	(1)	(1)	100.00	(7)	(7)	100.00

The main cash flows with related parties were as follows:

(€ million)	31.12.2008	31.12.2009
Revenues and other income	1,561	1,875
Costs and other expenses	(81)	(86)
Finance income (expenses)	(39)	6
Net change in trade receivables and payables	(403)	117
Net cash provided by operating activities	**1,038**	**1,912**
Change in financial (payables) receivables	(85)	398
Net cash used in financing activities	**(85)**	**398**
Total cash flows with related parties	**953**	**2,310**

Financial transactions also include transactions with Eni Trading & Shipping SpA which are included in the income statement under the item 'Other operating income (expense)'.
The incidence of cash flows with related parties consisted of the following:

	31.12.2008			31.12.2009		
(€ million)	Total	Related parties	Incidence (%)	Total	Related parties	Incidence (%)
Net cash provided by operating activities	1,562	1,038	66.45	967	1,912	197.72
Cash used in investing activities	(1,697)	-	-	(1,595)	-	-
Cash used in financing activities	(676)	(85)	12.57	171	398	232.75

Information on jointly controlled entities

Information relating to jointly controlled entities, consolidated using the proportionate method are as follows:

(€ million)	31.12.2008	31.12.2009
Capital employed, net	(162)	(116)
Total assets	774	447
Total current assets	748	427
Total non-current assets	26	20
Total liabilities	734	385
Total current liabilities	705	362
Total non-current liabilities	29	23
Total revenues	1,421	943
Total operating expenses	(1,382)	(900)
Operating profit	39	43
Net profit (loss) for the year	20	44

45 Assets held for sale

Assets held for sale at December 31, 2008 amounting to €68 million and relating to the sale of the non-strategic investment in Fertilizantes Nitrogenados de Oriente CEC (design and construction of process plants) have been reclassified to 'Investments accounted for using the equity method' (Note 10) as negotiations for the sale of the company did not produce the outcome that was originally anticipated.

46 Significant non-recurring events and operations

No significant non-recurring events or operations took place in 2009.

47 Positions or transactions deriving from atypical or unusual transactions

No significant atypical and/or unusual transactions were performed in 2008 or 2009.

48 Events subsequent to year-end

Information on subsequent events is provided in the section 'Subsequent events' of the 'Operating and Financial Review'.

Certification of the consolidated financial statements pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1. The undersigned Pietro Franco Tali and Giulio Bozzini in their quality as Deputy Chairman and CEO and manager responsible for the preparation of financial reports of Saipem SpA, respectively, pursuant to Article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that the internal controls over financial reporting in place for the preparation of the 2009 consolidated financial statements and during the period covered by the report, were:
- adequate to the company structure, and
- effectively applied during the process of preparation of the report.

2. Internal controls over financial reporting in place for the preparation of the 2009 consolidated financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Saipem in accordance with the Internal Control - Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3. The undersigned officers also certify that:

3.1 this 2009 consolidated annual report:

a) was prepared in accordance with the evaluation and measurement criteria issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;

b) corresponds to the company's evidence and accounting books and entries;

c) fairly represents the financial condition, results of operations and cash flows of the parent company and the Group consolidated companies as of and for the period presented in this report;

3.2 the operating and financial review provides a reliable analysis of business trends and results, including trend analysis of the parent company and the Group companies, as well as a description of the main risks and uncertainties.

March 10, 2010

Pietro Franco Tali	Giulio Bozzini
Deputy Chairman and CEO	Chief Financial Officer

Independent Auditors' Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE NO. 58 DATED 24 FEBRUARY 1998

To the shareholders of
Saipem SpA

1 We have audited the consolidated financial statements of Saipem SpA and its subsidiaries (the Saipem Group) as of 31 December 2009, which comprise the balance sheet, the income statement, the statement of comprehensive income, the statement of changes in equity, the cash flow statement and the related explanatory notes. The directors of Saipem SpA are responsible for the preparation of these financial statements in compliance with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our audit opinion.

For the opinion on the consolidated financial statements of the prior period,the amount of which are presented for comparative purposes and have been reclassified to reflect the changes to the financial statement presentation introduced by IAS 1, reference is made to our report dated 6 April 2009.

3 In our opinion, the consolidated financial statements of Saipem SpA as of 31 December 2009 comply with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005;

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: Bari 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – Bologna Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 – Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – Firenze 50121 Viale Gramsci 15 Tel. 0552482811 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Napoli 80121 Piazza dei Martiri 58 Tel. 08136181 – Padova 35138 Via Vicenza 4 Tel. 049873481 – Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 – Parma 43100 Viale Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38122 Via Grazioli 73 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel.0458002561

PRICEWATERHOUSECOOPERS

accordingly, they have been drawn up clearly and give a true and fair view of the financial position, results of operations and cash flows of the Saipem Group for the period then ended.

4 The directors of Saipem SpA are responsible for the preparation of the report on operations in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations and of the information reported therein in the section on corporate governance and shareholding structure in compliance with paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b) of art. 123-bis of Italian Legislative Decree 58/98, with the financial statements, as required by law. For this purpose, we have performed the procedures required under Auditing Standard n. 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion the report on operations and the information provided in compliance with paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b) of art. 123-bis of Italian Legislative Decree 58/98 included in the specific section of the report on operations are consistent with the consolidated financial statements of Saipem SpA as of 31 December 2009.

Milan, 1 April 2010

PricewaterhouseCoopers SpA

Signed by

Andrea Alessandri
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation. We have not examined the translation of the financial statements referred to in this report.

(2)

Headquarters: San Donato Milanese (Milan) - Italy
Via Martiri di Cefalonia, 67
Branches:
Cortemaggiore (Piacenza) - Italy
Via Enrico Mattei, 20


eni

saipem

saipem Società per Azioni
Capital Stock €441,410,900 fully paid
Tax identification number and Milan Companies' Register No. 00825790157

Information for Shareholders
Saipem SpA, Via Martiri di Cefalonia, 67 - 20097
San Donato Milanese (Milan) - Italy

Relation with institutional investors
and financial analysts
Fax +39-0252054295
e-mail: investor.relations@saipem.eni.it

Publications
Bilancio al 31 dicembre (in Italian)
Annual Report (in English)

Interim Consolidated Report as of June 30
(in Italian and English)

Sustainability Report (in Italian and English)

Also available on Saipem's website:
www.saipem.eni.it

Website: www.saipem.eni.it
Operator: +39-025201

Design: Opera
Cover: Inarea
Layout and supervision: Studio Joly Srl - Rome - Italy
Printing: Impronta Grafica - Cantù (Como) - Italy


www.saipem.eni.it



saipem

PRESS RELEASE

San Donato Milanese, April 1, 2010 – We inform all Shareholders of Saipem S.p.A. that the documentation (Annual Financial Report 2009, Report on Corporate Governance and Ownership Structure, and proposals of the Board of Directors) pertaining to the forthcoming Annual General Shareholders' meeting – to be held on April 16, first call, or April 26, 2010, second call – is available at the Company's headquarters and Borsa Italiana S.p.A. It can also be downloaded from the website www.saipem.eni.it.

Saipem is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-02520.1
Shareholder Information:
Saipem S.p.A. - Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI) - Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 - Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it





saipem

Saipem:
Board of Directors approves Interim Report as at March 31, 2010

- **Operating profit and net profit for the first quarter of 2010 amounted to Euro 296 and 182 million respectively (Euro 284 and Euro 186 million in the first quarter of 2009).**
- **New contracts won during the first quarter of 2010 amounted to Euro 2,678 million (Euro 2,518 million in the first quarter of 2009), while the backlog at March 31, 2010 stood at Euro 18,769 million (Euro 18,730 million at December 31, 2009).**
- **Investments in the first quarter of 2010 amounted to Euro 412 million (Euro 495 million in the first quarter of 2009).**

San Donato Milanese, April 22, 2010. The Board of Directors of Saipem S.p.A. today approved the Saipem Group's Interim Report as at March 31, 2010 (not subject to audit).

(million euro)

	Q1 2009	Q4 2009	Q1 2010	Q1 2010 vs Q1 2009 (%)
Revenues	2,578	2,592	2,639	2.4
Operating profit	284	290	296	4.2
Net profit	186	188	182	(2.2)
Cash flow	293	297	297	1.4
Investments	495	401	412	(16.8)
New contracts	2,518	2,968	2,678	6.4

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the first quarter of 2010 amounted to Euro 412 million (Euro 495 million in the first quarter of 2009) and included:
- Euro 164 million in the Offshore sector relating mainly to the construction of a new pipelayer (CastorOne), an ultra-deepwater field development ship (FDS2), the conversion of a tanker into an FPSO unit, the development of a new fabrication yard in Indonesia, and the maintenance and upgrading of the existing asset base;
- Euro 3 million in the Onshore sector on maintenance of the existing asset base.

- Euro 190 million in the Offshore Drilling sector, relating to the construction of two semi-submersible rigs and a new ultra-deepwater drillship, in addition to maintenance and upgrading of the existing asset base;
- Euro 55 million in the Onshore Drilling sector mainly comprising construction of three new rigs and upgrading of the existing asset base.

Fleet expansion is progressing according to plan; there are no significant changes to the delivery schedule for new vessels from the press release of February 10, 2010.

Net financial debt at March 31, 2010 amounted to Euro 3,010 million, representing an increase of Euro 165 million from December 31, 2009, mainly attributable to investments made during the period.

New contracts and backlog
During the first quarter of 2010, Saipem was awarded contracts amounting to Euro 2,678 million (Euro 2,518 million in the first quarter of 2009).
The most significant contracts awarded in the first quarter include:
In the Offshore sector:
- for Agip KCO in Kazakhstan, the extension of the Kashagan Piles and Flares contract for the installation of the marine infrastructure system for the experimental phase of the Kashagan field development. The contract involves the construction, assembly, transport and installation of subsea piles and flares in addition to the installation of 14 module barges;
- for Snam Rete Gas, a contract for the installation of a new onshore gas import system from a Floating Storage Re-gasification Unit to be installed off the coast of Livorno, Italy;

In the Onshore sector:
- for PEMEX in Mexico, the EPC contract for two desulphurisation units and two amine regeneration units to be built at two of the Client's refineries. The facilities will be built at the refineries of Miguel Hidalgo and Antonio M. Amor, located 2,000m and 1,700m above sea level, respectively;
- for Rivers State Government in Nigeria, the EPC contract, comprising engineering, procurement, construction and commissioning of an OCGT (open cycle gas turbine) power generation unit, in Port Harcourt.

In the Offshore Drilling sector:
- for Total E&P Congo and Addax Petroleum, two contracts for the lease of the semi-submersible platform Scarabeo 3, from January 2010 for a total period of 9 months with options to extend. Under the two contracts, the platform will be operating in Congolese and Nigerian waters;
- for IEOC, the extension until June 2013, of the contract for the utilization of the semi-submersible platform Scarabeo 4 in Egypt;
- for Harrington Dubai, the contract for the lease of the jack-up Perro Negro 3, to carry out drilling operations in the Persian Gulf for a period of 6 months, with the option of a further 18 months.

In the Onshore Drilling sector:

- for ExxonMobil Kazakhstan Inc (EMKI), two contracts in Kazakhstan for the demobilization and transport of two Saipem operated rigs owned by the client, including the conversion works on one of the rigs;
- for various clients, new contracts for the utilization of four rigs in Algeria and Perù, two of which were idle at the time of contract award. Under these contracts, operations began in the first quarter of 2010 and have duration ranging from six months to two years.

The backlog of the Saipem Group at March 31, 2010 stood at Euro 18,769 million (Euro 5,522 million in the Offshore sector, Euro 7,972 million in the Onshore sector, Euro 5,275 million in the Drilling sectors), of which Euro 6,175 million is due to be realized in 2010.

Management outlook for 2010 and medium-term outlook

Oil industry spending is expected to recover in 2010, underpinning expectations of a gradual improvement in market prospects for the oil services industry, despite continued weakness in demand for hydrocarbons in general, and gas in particular, which will lead to oil companies delaying the launch of large infrastructure projects.

Whilst in 2009 the oil services industry executed contracts largely acquired in previous years, when the market was particularly favourable, in 2010 volumes and associated margins are expected to be affected by the negative market conditions experienced in 2009.

Saipem's business model articulated across various market sectors combined with a strong competitive position in frontier areas, which are traditionally less exposed to the cyclical nature of this market, have enabled the company to retain a high level of backlog through 2009 to the present.

The size and quality of the backlog and the strong operating performance on projects, underpin expectations for 2010 of again achieving largely positive results.

Revenues are expected to remain at the record levels attained in 2009; the increase in EBITDA is expected to be sufficient to compensate the increase in depreciation resulting from new assets starting operations, and EBIT is envisaged to remain at the record level achieved in 2009.

Investments for 2010 are forecast to be in the region of Euro 1.5 billion and will be spent on completing the expansion of the Drilling fleet and further progress towards strengthening the Offshore asset base.

New distinctive assets commencing operations in 2010 and 2011 coupled with a long-standing presence in geographical areas and sectors less exposed to the cyclical nature of the market, underpin expectations for a further significant strengthening of Saipem's competitive position in the medium term.

Saipem's Chief Financial Officer, Mr Giulio Bozzini, in his capacity as the manager responsible for the preparation of the Company's financial reports, certifies, pursuant to art. 154-bis paragraph 2 of Legislative Decree no. 58/1998, that data and information disclosed in this press release correspond to the Company's evidence and accounting books and entries.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Saipem is organised into three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and execution of large-scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(million euro)

	Q1 2009	Q4 2009	Q1 2010	Q1 2010 vs Q1 2009 (%)
Revenues	1,005	1,008	1,013	0.8
Expenses	(816)	(818)	(827)	1.3
Depreciation and amortisation	(50)	(48)	(48)	(4.0)
Operating profit	139	142	138	(0.7)
EBITDA %	18.8	18.8	18.4	
EBIT %	13.8	14.1	13.6	
New contracts	561	1,681	1,105	

The backlog at March 31, 2010 amounted to Euro 5,522 million, of which Euro 2,213 million is due to be realised in 2010.

- Revenues for the first quarter of 2010 amounted to Euro 1,013 million, in line with the first quarter of 2009; operations took place mainly in West Africa and Kazakhstan.

- Operating profit for the first quarter of 2010 amounted to Euro 138 million, equal to 13.6% of revenues, versus Euro 139 million, equal to 13.8% of revenues, in the first quarter of 2009. EBITDA margin stood at 18.4%, a slight decrease from 18.8% recorded in the same period of 2009.

Onshore:

(million euro)

	Q1 2009	Q4 2009	Q1 2010	Q1 2010 vs Q1 2009 (%)
Revenues	1,307	1,295	1,310	0.2
Expenses	(1,217)	(1,198)	(1,212)	(0.4)
Depreciation and amortisation	(12)	(10)	(9)	(25.0)
Operating profit	78	87	89	14.1
EBITDA %	6.9	7.5	7.5	
EBIT %	6.0	6.7	6.8	
New contracts	1,621	891	1,247	

The backlog at March 31, 2010 amounted to Euro 7,972 million, of which Euro 3,051 million is due to be realised in 2010.

- Revenues for the first quarter of 2010 amounted to Euro 1,310 million, in line with the first quarter of 2009; operations took place mainly in North and West Africa.

- Operating profit for the first quarter of 2010 amounted to Euro 89 million, compared to Euro 78 million in the first quarter of 2009, with the margin on revenues rising from 6.0% to 6.8%. EBITDA margin stood at 7.5% compared to 6.9% in the same period of 2009. This increase in margin is attributable to strong operational performance.

Drilling Offshore:

(million euro)

	Q1 2009	Q4 2009	Q1 2010	Q1 2010 vs Q1 2009 (%)
Revenues	137	137	160	16.8
Expenses	(66)	(66)	(76)	15.2
Depreciation and amortisation	(23)	(25)	(31)	34.8
Operating profit	48	46	53	10.4
EBITDA %	51.8	51.8	52.5	
EBIT %	35.0	33.6	33.1	
New contracts	316	355	140	

The backlog at March 31, 2010 amounted to Euro 3,758 million, of which Euro 536 million is due to be realised in 2010.

- Revenues for the first quarter of 2010 amounted to Euro 160 million, representing a 16.8% increase on the same period of 2009, attributable mainly to the full-scale activities of the jack-up Perro Negro 6 and the semi-submersible platform Scarabeo 4.

- Operating profit for the first quarter of 2010 amounted to Euro 53 million, compared to Euro 48 million in the first quarter of 2009, with the margin on revenues decreasing from 35.0% to 33.1%. EBITDA margin stood at 52.5% a slight increase on 51.8% recorded in the same period of 2009.

- Fleet utilisation in the first quarter of 2010 and the impact of planned maintenance for 2010 are as follows:

Vessel	*Q1 2010*		*Year 2010*
	Under contract	*Idle*	*Idle due to class reinstatement works*
	(days)		*(days)*
Semi-submersible platform Scarabeo 3	90	–	–
Semi-submersible platform Scarabeo 4	90	–	–
Semi-submersible platform Scarabeo 5	90	–	–
Semi-submersible platform Scarabeo 6	72	18 a	18 a
Semi-submersible platform Scarabeo 7	90	–	–
Drillship Saipem 10000	90	–	108 a
Jack-up Perro Negro 2	79	11 a	11 a
Jack-up Perro Negro 3	59	31 a	31 a
Jack-up Perro Negro 4	90	–	–
Jack-up Perro Negro 5	90	–	92 a
Jack-up Perro Negro 6	90	–	–
Jack-up Perro Negro 7	90	–	–
Tender Assisted Drilling Barge	90	–	92 a

a = the vessel underwent/shall undergo class reinstatement works and/or preparation works for a new contract.

Drilling Onshore:

(million euro)

	Q1 2009	Q4 2009	Q1 2010	Q1 2010 vs Q1 2009 (%)
Revenues	129	152	156	20.9
Expenses	(88)	(111)	(113)	28.4
Depreciation and amortisation	(22)	(26)	(27)	22.7
Operating profit	19	15	16	(15.8)
EBITDA %	31.8	27.0	27.6	
EBIT %	14.7	9.9	10.3	
New contracts	20	41	186	

The backlog at March 31, 2010 amounted to Euro 1,517 million, of which Euro 375 million is due to be realised in 2010.

- Revenues for the first quarter of 2010 amounted to Euro 156 million, representing a 20.9% increase compared to the same period of 2009, mainly due to new rigs beginning operations in South America and refurbishment works on two client-owned rigs in Kazakhstan.

- Operating profit for the first quarter of 2010 amounted to Euro 16 million, compared to Euro 19 million in the first quarter of 2009, with a margin on revenues decreasing from 14.7% to 10.3%. EBITDA margin stood at 27.6% compared to 31.8% of the same period of 2009. The increase in depreciation and amortisation is due to new rigs beginning operations.

- Average utilisation of rigs in the first quarter of 2010 stood at 91.3% (93.9% in the first quarter of 2009). At the end of March 2010, the Company owned 84 rigs (in addition to 3 rigs under construction) located as follows: 28 in Venezuela, 19 in Peru, 8 in Saudi Arabia, 7 in Algeria, 6 in Colombia, 3 in Kazakhstan, 3 in Brazil, 3 in Italy, 2 in Ukraine, 2 in Congo, 2 in Ecuador and 1 in Bolivia. In addition, 5 third-party rigs were deployed in Peru, 4 rigs by the joint-venture company SaiPar and 2 third-party rigs in Kazakhstan.

Attachments:

Reclassified consolidated balance sheet, consolidated income statements reclassified by nature and function of expenses and reclassified statement of cash flow.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

		December 31, 2009		March 31, 2010
Net tangible fixed assets		6,295		6,672
Net intangible fixed assets		756		757
		7,051		7,429
- Offshore	3,105		3,251	
- Onshore	464		465	
- Offshore Drilling	2,750		2,941	
- Onshore Drilling	732		772	
Financial investments		118		119
Non-current assets		**7,169**		**7,548**
Net current assets		**(647)**		**(737)**
Employee termination indemnities		**(182)**		**(184)**
CAPITAL EMPLOYED		**6,340**		**6,627**
Shareholders' equity		**3,434**		**3,539**
Minority interest in net equity		**61**		**78**
Net debt		**2,845**		**3,010**
COVER		**6,340**		**6,627**
Leverage (net debt/shareholders' equity)		**0.83**		**0.85**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

CONSOLIDATED INCOME STATEMENT RECLASSIFIED BY NATURE OF EXPENSES

(million euro)

Q4 2009		Q1 2009	Q1 2010
2,592	Operating revenues	2,578	2,639
3	Other revenues and income	3	1
(1,840)	Purchases, services and other costs	(1,817)	(1,851)
(356)	Payroll and related costs	(373)	(378)
399	**GROSS OPERATING PROFIT**	**391**	**411**
(109)	Amortisation, depreciation and write-downs	(107)	(115)
290	**OPERATING PROFIT**	**284**	**296**
(18)	Financial expenses	(26)	(28)
(6)	Income from investments	3	1
266	**INCOME BEFORE INCOME TAXES**	**261**	**269**
(72)	Income taxes	(70)	(75)
194	**INCOME BEFORE MINORITY INTEREST**	**191**	**194**
(6)	Minority interest	(5)	(12)
188	**NET PROFIT**	**186**	**182**
297	**CASH FLOW (Net profit + Depreciation and amortisation)**	**293**	**297**

CONSOLIDATED INCOME STATEMENT RECLASSIFIED BY FUNCTION OF EXPENSES

(million euro)

Q4 2009		Q1 2009	Q1 2010
2,592	Operating revenues	2,578	2,639
(2,189)	Production costs	(2,206)	(2,227)
(32)	Idle costs	(13)	(31)
(27)	Selling expenses	(26)	(33)
(5)	Research and development costs	(3)	(4)
(3)	Other operating income (expenses), net	(1)	(3)
336	**CONTRIBUTION FROM OPERATIONS**	**329**	**341**
(46)	General and administrative expenses	(45)	(45)
290	**OPERATING PROFIT**	**284**	**296**
(18)	Financial expenses	(26)	(28)
(6)	Income from investments	3	1
266	**INCOME BEFORE INCOME TAXES**	**261**	**269**
(72)	Income taxes	(70)	(75)
194	**INCOME BEFORE MINORITY INTEREST**	**191**	**194**
(6)	Minority interest	(5)	(12)
188	**NET PROFIT**	**186**	**182**
297	**CASH FLOW (Net profit + Depreciation and amortisation)**	**293**	**297**

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

Q4 2009		Q1 2009	Q1 2010
188	Net profit	186	182
6	Minority interest	5	12
	Adjustments to reconcile cash generated from operating income before changes in working capital:		
181	Depreciation, amortisation and other non-monetary items	107	115
39	Variation in working capital relating to operations	(271)	(46)
414	**Net cash flow from operations**	**27**	**263**
(401)	Investments in tangible and intangible fixed assets	(495)	(412)
(15)	Disposals	–	–
(2)	**Free cash flow**	**(468)**	**(149)**
4	Buy-back of treasury shares	–	–
–	Cash flow from share capital and reserves	–	–
1	Effect of exchange rate differences and other changes on net debt	(14)	(16)
3	**Change in net debt**	**(482)**	**(165)**
2,848	**Net debt at beginning of period**	**2,032**	**2,845**
2,845	**Net debt at end of period**	**2,514**	**3,010**



saipem

The Shareholders' Meeting approves the 2009 Financial Statements

The shareholders approved a dividend of Euro 0.55 per ordinary share and Euro 0.58 per savings share

San Donato Milanese, April 26, 2010 - Today, at Saipem's General Shareholders' Meeting, the 2009 Financial Statements and the distribution of a dividend of Euro 0.55 per ordinary share (as in 2008) and Euro 0.58 per savings share (as in 2008) were approved.

Dividends will be paid from May 27, 2010; ex-date: May 24, 2010.

The General Shareholders' Meeting also resolved to revoke, for "objective" cause, the mandate conferred on the external audit company PricewaterhouseCoopers. This is to ensure that the Company's audit activities are carried out effectively and to prevent inefficiencies which may arise as a result of a misalignment of the audit period with that of the parent company Eni. The Shareholders' meeting resolved to award a new audit mandate, for the period 2010 – 2018 to Reconta Ernst & Young.

Saipem is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and execution of large-scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it



saipem

Saipem awarded onshore contracts worth $ 3.5 billion

San Donato Milanese (Milan), 3 May 2010 – Saipem has been awarded three onshore contracts in Abu Dhabi worth approximately $ 3.5 billion in total.

Abu Dhabi Gas Development Company Limited has awarded Saipem three EPC contracts as part of the Shah Gas development program. The development program is designed to treat 1 billion cubic feet a day of sour gas from the Shah field, before separating the sulphur from the natural gas and transporting both to processing facilities at Habshan area, and then to Ruwais, located in the northern part of the Emirate. The Shah field is located 180 kilometres south west of Abu Dhabi city.

The first two contracts encompass the engineering, procurement, and construction of the gas process plant and of the sulphur recovery unit. The third contract covers the engineering, procurement and construction of nearly 250 kilometre long pipelines in total for transporting gas, condensate and NGL from the Shah Gas plant to Habshan and ASAB tie-in point. The activities will be completed within 52 months.

Saipem is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-02520.1
Shareholder Information:
Saipem S.p.A. - Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI) - Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 - Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

saipem



Interim Report at March 31, 2010



saipem

Saipem:
Board of Directors approves Interim Report as at March 31, 2010

- **Operating profit and net profit for the first quarter of 2010 amounted to Euro 296 and 182 million respectively (Euro 284 and Euro 186 million in the first quarter of 2009).**
- **New contracts won during the first quarter of 2010 amounted to Euro 2,678 million (Euro 2,518 million in the first quarter of 2009), while the backlog at March 31, 2010 stood at Euro 18,769 million (Euro 18,730 million at December 31, 2009).**
- **Investments in the first quarter of 2010 amounted to Euro 412 million (Euro 495 million in the first quarter of 2009).**

San Donato Milanese, April 22, 2010. The Board of Directors of Saipem S.p.A. today approved the Saipem Group's Interim Report as at March 31, 2010 (not subject to audit).

(million euro)

	Q1 2009	Q4 2009	Q1 2010	Q1 2010 vs Q1 2009 (%)
Revenues	2,578	2,592	2,639	2.4
Operating profit	284	290	296	4.2
Net profit	186	188	182	(2.2)
Cash flow	293	297	297	1.4
Investments	495	401	412	(16.8)
New contracts	2,518	2,968	2,678	6.4

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the first quarter of 2010 amounted to Euro 412 million (Euro 495 million in the first quarter of 2009) and included:
- Euro 164 million in the Offshore sector relating mainly to the construction of a new pipelayer (CastorOne), an ultra-deepwater field development ship (FDS2), the conversion of a tanker into an FPSO unit, the development of a new fabrication yard in Indonesia, and the maintenance and upgrading of the existing asset base;
- Euro 3 million in the Onshore sector on maintenance of the existing asset base.

- Euro 190 million in the Offshore Drilling sector, relating to the construction of two semi-submersible rigs and a new ultra-deepwater drillship, in addition to maintenance and upgrading of the existing asset base;
- Euro 55 million in the Onshore Drilling sector mainly comprising construction of three new rigs and upgrading of the existing asset base.

Fleet expansion is progressing according to plan; there are no significant changes to the delivery schedule for new vessels from the press release of February 10, 2010.

Net financial debt at March 31, 2010 amounted to Euro 3,010 million, representing an increase of Euro 165 million from December 31, 2009, mainly attributable to investments made during the period.

New contracts and backlog

During the first quarter of 2010, Saipem was awarded contracts amounting to Euro 2,678 million (Euro 2,518 million in the first quarter of 2009).

The most significant contracts awarded in the first quarter include:

In the Offshore sector:

- for Agip KCO in Kazakhstan, the extension of the Kashagan Piles and Flares contract for the installation of the marine infrastructure system for the experimental phase of the Kashagan field development. The contract involves the construction, assembly, transport and installation of subsea piles and flares in addition to the installation of 14 module barges;
- for Snam Rete Gas, a contract for the installation of a new onshore gas import system from a Floating Storage Re-gasification Unit to be installed off the coast of Livorno, Italy;

In the Onshore sector:

- for PEMEX in Mexico, the EPC contract for two desulphurisation units and two amine regeneration units to be built at two of the Client's refineries. The facilities will be built at the refineries of Miguel Hidalgo and Antonio M. Amor, located 2,000m and 1,700m above sea level, respectively;
- for Rivers State Government in Nigeria, the EPC contract, comprising engineering, procurement, construction and commissioning of an OCGT (open cycle gas turbine) power generation unit, in Port Harcourt.

In the Offshore Drilling sector:

- for Total E&P Congo and Addax Petroleum, two contracts for the lease of the semi-submersible platform Scarabeo 3, from January 2010 for a total period of 9 months with options to extend. Under the two contracts, the platform will be operating in Congolese and Nigerian waters;
- for IEOC, the extension until June 2013, of the contract for the utilization of the semi-submersible platform Scarabeo 4 in Egypt;
- for Harrington Dubai, the contract for the lease of the jack-up Perro Negro 3, to carry out drilling operations in the Persian Gulf for a period of 6 months, with the option of a further 18 months.

In the Onshore Drilling sector:

- for ExxonMobil Kazakhstan Inc (EMKI), two contracts in Kazakhstan for the demobilization and transport of two Saipem operated rigs owned by the client, including the conversion works on one of the rigs;
- for various clients, new contracts for the utilization of four rigs in Algeria and Perù, two of which were idle at the time of contract award. Under these contracts, operations began in the first quarter of 2010 and have duration ranging from six months to two years.

The backlog of the Saipem Group at March 31, 2010 stood at Euro 18,769 million (Euro 5,522 million in the Offshore sector, Euro 7,972 million in the Onshore sector, Euro 5,275 million in the Drilling sectors), of which Euro 6,175 million is due to be realized in 2010.

Management outlook for 2010 and medium-term outlook

Oil industry spending is expected to recover in 2010, underpinning expectations of a gradual improvement in market prospects for the oil services industry, despite continued weakness in demand for hydrocarbons in general, and gas in particular, which will lead to oil companies delaying the launch of large infrastructure projects.

Whilst in 2009 the oil services industry executed contracts largely acquired in previous years, when the market was particularly favourable, in 2010 volumes and associated margins are expected to be affected by the negative market conditions experienced in 2009.

Saipem's business model articulated across various market sectors combined with a strong competitive position in frontier areas, which are traditionally less exposed to the cyclical nature of this market, have enabled the company to retain a high level of backlog through 2009 to the present.

The size and quality of the backlog and the strong operating performance on projects, underpin expectations for 2010 of again achieving largely positive results.

Revenues are expected to remain at the record levels attained in 2009; the increase in EBITDA is expected to be sufficient to compensate the increase in depreciation resulting from new assets starting operations, and EBIT is envisaged to remain at the record level achieved in 2009.

Investments for 2010 are forecast to be in the region of Euro 1.5 billion and will be spent on completing the expansion of the Drilling fleet and further progress towards strengthening the Offshore asset base.

New distinctive assets commencing operations in 2010 and 2011 coupled with a long-standing presence in geographical areas and sectors less exposed to the cyclical nature of the market, underpin expectations for a further significant strengthening of Saipem's competitive position in the medium term.

Saipem's Chief Financial Officer, Mr Giulio Bozzini, in his capacity as the manager responsible for the preparation of the Company's financial reports, certifies, pursuant to art. 154-bis paragraph 2 of Legislative Decree no. 58/1998, that data and information disclosed in this press release correspond to the Company's evidence and accounting books and entries.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Saipem is organised into three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and execution of large-scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(million euro)

	Q1 2009	Q4 2009	Q1 2010	Q1 2010 vs Q1 2009 (%)
Revenues	1,005	1,008	1,013	0.8
Expenses	(816)	(818)	(827)	1.3
Depreciation and amortisation	(50)	(48)	(48)	(4.0)
Operating profit	139	142	138	(0.7)
EBITDA %	18.8	18.8	18.4	
EBIT %	13.8	14.1	13.6	
New contracts	561	1,681	1,105	

The backlog at March 31, 2010 amounted to Euro 5,522 million, of which Euro 2,213 million is due to be realised in 2010.

- Revenues for the first quarter of 2010 amounted to Euro 1,013 million, in line with the first quarter of 2009; operations took place mainly in West Africa and Kazakhstan.
- Operating profit for the first quarter of 2010 amounted to Euro 138 million, equal to 13.6% of revenues, versus Euro 139 million, equal to 13.8% of revenues, in the first quarter of 2009. EBITDA margin stood at 18.4%, a slight decrease from 18.8% recorded in the same period of 2009.

Onshore:

(million euro)

	Q1 2009	Q4 2009	Q1 2010	Q1 2010 vs Q1 2009 (%)
Revenues	1,307	1,295	1,310	0.2
Expenses	(1,217)	(1,198)	(1,212)	(0.4)
Depreciation and amortisation	(12)	(10)	(9)	(25.0)
Operating profit	78	87	89	14.1
EBITDA %	6.9	7.5	7.5	
EBIT %	6.0	6.7	6.8	
New contracts	1,621	891	1,247	

The backlog at March 31, 2010 amounted to Euro 7,972 million, of which Euro 3,051 million is due to be realised in 2010.

- Revenues for the first quarter of 2010 amounted to Euro 1,310 million, in line with the first quarter of 2009; operations took place mainly in North and West Africa.

- Operating profit for the first quarter of 2010 amounted to Euro 89 million, compared to Euro 78 million in the first quarter of 2009, with the margin on revenues rising from 6.0% to 6.8%. EBITDA margin stood at 7.5% compared to 6.9% in the same period of 2009. This increase in margin is attributable to strong operational performance.

Drilling Offshore:

(million euro)

	Q1 2009	Q4 2009	Q1 2010	Q1 2010 vs Q1 2009 (%)
Revenues	137	137	160	16.8
Expenses	(66)	(66)	(76)	15.2
Depreciation and amortisation	(23)	(25)	(31)	34.8
Operating profit	48	46	53	10.4
EBITDA %	51.8	51.8	52.5	
EBIT %	35.0	33.6	33.1	
New contracts	316	355	140	

The backlog at March 31, 2010 amounted to Euro 3,758 million, of which Euro 536 million is due to be realised in 2010.

- Revenues for the first quarter of 2010 amounted to Euro 160 million, representing a 16.8% increase on the same period of 2009, attributable mainly to the full-scale activities of the jack-up Perro Negro 6 and the semi-submersible platform Scarabeo 4.
- Operating profit for the first quarter of 2010 amounted to Euro 53 million, compared to Euro 48 million in the first quarter of 2009, with the margin on revenues decreasing from 35.0% to 33.1%. EBITDA margin stood at 52.5% a slight increase on 51.8% recorded in the same period of 2009.
- Fleet utilisation in the first quarter of 2010 and the impact of planned maintenance for 2010 are as follows:

Vessel	*Q1 2010*		*Year 2010*
	Under contract (days)	*Idle*	*Idle due to class reinstatement works (days)*
Semi-submersible platform Scarabeo 3	90	–	–
Semi-submersible platform Scarabeo 4	90	–	–
Semi-submersible platform Scarabeo 5	90	–	–
Semi-submersible platform Scarabeo 6	72	18 **a**	18 **a**
Semi-submersible platform Scarabeo 7	90	–	–
Drillship Saipem 10000	90	–	108 **a**
Jack-up Perro Negro 2	79	11 **a**	11 **a**
Jack-up Perro Negro 3	59	31 **a**	31 **a**
Jack-up Perro Negro 4	90	–	–
Jack-up Perro Negro 5	90	–	92 **a**
Jack-up Perro Negro 6	90	–	–
Jack-up Perro Negro 7	90	–	–
Tender Assisted Drilling Barge	90	–	92 **a**

a = the vessel underwent/shall undergo class reinstatement works and/or preparation works for a new contract.

Drilling Onshore:

(million euro)

	Q1 2009	Q4 2009	Q1 2010	Q1 2010 vs Q1 2009 (%)
Revenues	129	152	156	20.9
Expenses	(88)	(111)	(113)	28.4
Depreciation and amortisation	(22)	(26)	(27)	22.7
Operating profit	19	15	16	(15.8)
EBITDA %	31.8	27.0	27.6	
EBIT %	14.7	9.9	10.3	
New contracts	20	41	186	

The backlog at March 31, 2010 amounted to Euro 1,517 million, of which Euro 375 million is due to be realised in 2010.

- Revenues for the first quarter of 2010 amounted to Euro 156 million, representing a 20.9% increase compared to the same period of 2009, mainly due to new rigs beginning operations in South America and refurbishment works on two client-owned rigs in Kazakhstan.

- Operating profit for the first quarter of 2010 amounted to Euro 16 million, compared to Euro 19 million in the first quarter of 2009, with a margin on revenues decreasing from 14.7% to 10.3%. EBITDA margin stood at 27.6% compared to 31.8% of the same period of 2009. The increase in depreciation and amortisation is due to new rigs beginning operations.

- Average utilisation of rigs in the first quarter of 2010 stood at 91.3% (93.9% in the first quarter of 2009). At the end of March 2010, the Company owned 84 rigs (in addition to 3 rigs under construction) located as follows: 28 in Venezuela, 19 in Peru, 8 in Saudi Arabia, 7 in Algeria, 6 in Colombia, 3 in Kazakhstan, 3 in Brazil, 3 in Italy, 2 in Ukraine, 2 in Congo, 2 in Ecuador and 1 in Bolivia. In addition, 5 third-party rigs were deployed in Peru, 4 rigs by the joint-venture company SaiPar and 2 third-party rigs in Kazakhstan.

Attachments:

Reclassified consolidated balance sheet, consolidated income statements reclassified by nature and function of expenses and reclassified statement of cash flow.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

	December 31, 2009		March 31, 2010	
Net tangible fixed assets		6,295		6,672
Net intangible fixed assets		756		757
		7,051		7,429
- Offshore	3,105		3,251	
- Onshore	464		465	
- Offshore Drilling	2,750		2,941	
- Onshore Drilling	732		772	
Financial investments		118		119
Non-current assets		**7,169**		**7,548**
Net current assets		**(647)**		**(737)**
Employee termination indemnities		**(182)**		**(184)**
CAPITAL EMPLOYED		**6,340**		**6,627**
Shareholders' equity		**3,434**		**3,539**
Minority interest in net equity		**61**		**78**
Net debt		**2,845**		**3,010**
COVER		**6,340**		**6,627**
Leverage (net debt/shareholders' equity)		**0.83**		**0.85**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

CONSOLIDATED INCOME STATEMENT RECLASSIFIED BY NATURE OF EXPENSES

(million euro)

Q4 2009		Q1 2009	Q1 2010
2,592	Operating revenues	2,578	2,639
3	Other revenues and income	3	1
(1,840)	Purchases, services and other costs	(1,817)	(1,851)
(356)	Payroll and related costs	(373)	(378)
399	**GROSS OPERATING PROFIT**	**391**	**411**
(109)	Amortisation, depreciation and write-downs	(107)	(115)
290	**OPERATING PROFIT**	**284**	**296**
(18)	Financial expenses	(26)	(28)
(6)	Income from investments	3	1
266	**INCOME BEFORE INCOME TAXES**	**261**	**269**
(72)	Income taxes	(70)	(75)
194	**INCOME BEFORE MINORITY INTEREST**	**191**	**194**
(6)	Minority interest	(5)	(12)
188	**NET PROFIT**	**186**	**182**
297	**CASH FLOW (Net profit + Depreciation and amortisation)**	**293**	**297**

CONSOLIDATED INCOME STATEMENT RECLASSIFIED BY FUNCTION OF EXPENSES

(million euro)

Q4 2009		Q1 2009	Q1 2010
2,592	Operating revenues	2,578	2,639
(2,189)	Production costs	(2,206)	(2,227)
(32)	Idle costs	(13)	(31)
(27)	Selling expenses	(26)	(33)
(5)	Research and development costs	(3)	(4)
(3)	Other operating income (expenses), net	(1)	(3)
336	**CONTRIBUTION FROM OPERATIONS**	**329**	**341**
(46)	General and administrative expenses	(45)	(45)
290	**OPERATING PROFIT**	**284**	**296**
(18)	Financial expenses	(26)	(28)
(6)	Income from investments	3	1
266	**INCOME BEFORE INCOME TAXES**	**261**	**269**
(72)	Income taxes	(70)	(75)
194	**INCOME BEFORE MINORITY INTEREST**	**191**	**194**
(6)	Minority interest	(5)	(12)
188	**NET PROFIT**	**186**	**182**
297	**CASH FLOW (Net profit + Depreciation and amortisation)**	**293**	**297**

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

Q4 2009		Q1 2009	Q1 2010
188	Net profit	186	182
6	Minority interest	5	12
	Adjustments to reconcile cash generated from operating income before changes in working capital:		
181	Depreciation, amortisation and other non-monetary items	107	115
39	Variation in working capital relating to operations	(271)	(46)
414	**Net cash flow from operations**	**27**	**263**
(401)	Investments in tangible and intangible fixed assets	(495)	(412)
(15)	Disposals	–	–
(2)	**Free cash flow**	**(468)**	**(149)**
4	Buy-back of treasury shares	–	–
–	Cash flow from share capital and reserves	–	–
1	Effect of exchange rate differences and other changes on net debt	(14)	(16)
3	**Change in net debt**	**(482)**	**(165)**
2,848	**Net debt at beginning of period**	**2,032**	**2,845**
2,845	**Net debt at end of period**	**2,514**	**3,010**

Headquarters: San Donato Milanese (Milan) - Italy
Via Martiri di Cefalonia, 67
Branches:
Cortemaggiore (Piacenza) - Italy
Via Enrico Mattei, 20


eni

saipem

saipem Società per Azioni
Capital Stock €441,410,900 fully paid
Tax identification number and Milan Companies'
Register No. 00825790157

Saipem is a subsidiary of Eni SpA


www.saipem.it